Annual Report | 2022



Kemper at a Glance

The Kemper (NYSE: KMPR) family of companies is one of the nation's leading specialized insurers. With approximately $13 billion in assets, Kemper is improving the world of insurance by providing affordable and easy-to-use personalized solutions to individuals, families and businesses through its Auto, Personal Insurance, and Life brands. Kemper serves over 5.3 million policies, is represented by 29,000 agents and brokers, and has approximately 9,500 associates dedicated to meeting the ever-changing needs of its customers.

Financial Highlights

Earned Premiums
Dollars in Millions



Earnings Per Diluted Share
Dollars Per Share

- Net Income
- Adj. Net Operating Income[1]



1 Adjusted Consolidated Net Operating Income

Book Value Per Share
Dollars Per Share

- BVPS
- Adj. BVPS[1]



1 Book value per share excluding net unrealized gains on fixed maturities and goodwill

Return on Average Shareholders' Equity
Percentage

- ROAE
- Adj. ROAE[1]



1 Rolling 12-month return on book value per share excluding net unrealized gains on fixed maturities and goodwill

Cash Flow From Operating Activities
Dollars in Millions





A Message from Joe Lacher
President, Chief Executive Officer and Chairman
Kemper Corporation

To Our Shareholders,

Kemper targets balanced value creation for each of our primary stakeholders: customers, employees and shareholders. This objective is enabled by a dynamic, diverse and innovative team who act like owners and look to empower specialty and underserved markets through the delivery of appropriate and affordable insurance and financial solutions. This—our strategic intent—has stayed consistent. It focuses our resource deployment on those items that strengthen our systematic, sustainable competitive advantages and achieve our purpose.

The insurance industry experienced a challenging operating environment in 2022, mainly due to post-pandemic-induced economic disruptions. Both inflation and mortality remained elevated and had a negative effect on our businesses and financial results. We are working relentlessly to restore profitability. In addition, we continue to make investments to advance our differentiated capabilities; these actions will enable us to live into our strategic intent.

We are committed to markets that are underserved or require specialization and where our offerings improve our customers' lives through well-designed product offerings and affordable pricing. Kemper Auto and Kemper Life are leading franchises that leverage differentiated capabilities, enable us to meet our target customers' unique needs, and provide valuable protection at competitive prices.

> "The strength of Kemper's differentiated capabilities, market focus, and enhancement initiatives position the company to provide attractive near- and long-term returns to shareholders."

Throughout 2022, we focused on strengthening our differentiated capabilities. This included initiatives that will increase productivity, lower fixed expenses, and enable us to profitably provide our specialized offerings to a broader section of our target markets. Additionally, we completed the divestiture of Reserve National Insurance Company (Kemper Health), initiated a strategic review of our preferred home and auto business, and started the establishment of Kemper Reciprocal Exchange. We continue to find ways to optimize capital usage, including the creation of Kemper Bermuda Limited in 2022, an offshore captive that enabled $300 million of regulatory capital relief.

Our data and analytics helped us to quickly identify trends that impacted loss costs and, consistent with our commitment to operating transparency, we disclosed these trends to our stakeholders. In addition,

we used this information to initiate rate and non-rate actions. These are intended to align pricing to the post-pandemic cost environment. We expect these efforts to lead to underwriting profits in 2023 and a return to our financial targets in 2024.

We are optimistic and energized about our future. The strength of our differentiated capabilities, market focus, and enhancement initiatives position the company to achieve our strategic intent. This includes enhancements to our customer and employee value propositions and attractive near and long-term returns to shareholders.

2022 Results

We generated a net loss of $301 million, or ($4.72) per diluted share, compared to a net loss of $121 million, or ($1.87) per diluted share, in 2021. The adjusted operating loss was $157 million, or ($2.46) per diluted share, compared with an operating loss of $219 million, or ($3.40) per diluted share, in 2021.

Our energy and efforts remain concentrated on restoring the business to profitability and achieving our target returns. This includes filing for additional rate, implementing further underwriting actions, and reducing expenses. The combination of profit improvement actions earning in at an accelerated pace, improvements in expense run rates, and reduced mortality in our Life business will lead to improvement in financial results.

We enter 2023 with a robust financial foundation and a clear roadmap to restoring return-on-equity to low double digits. We are a strong company with a team dedicated to delivering on our commitments, including providing attractive, long-term intrinsic value growth to wour shareholders.



We have a strong franchise and our focused actions aimed at overcoming external economic pressures are positioning Kemper for long-term profitable growth."

Business Performance

In our Property & Casualty segments, challenged supply chains, labor shortages, and inflation continued to impact loss costs. Severity remained elevated for insurers throughout 2022. On a sequential basis, increases moderated. We pursued rate and non-rate actions to address these challenges and return our businesses to profitability.

In our Specialty Auto business, since the third quarter of 2021, on a weighted average basis across our personal auto book, we have filed for approximately 49 points of rate on 43% of the book. Through the fourth quarter of 2022, 21 points have been approved and are effective in the market, with 8 points having been earned. As we progress, we will continue to file rate aligned to loss cost trends. Throughout 2023, ongoing profit improvement actions through underwriting, pricing and exposure management will return us to profitability and bring us closer to long-term targets.

In our Life & Health segment, profitability is improving as pandemic-related headwinds subside. Excess mortality declined throughout 2022 and we are nearing pre-pandemic mortality levels. The business continues to see strong sales demand and good persistency.



Continued profit improvement actions through underwriting, pricing and exposure management will bring us closer to our desired results."



Social Responsibility and our Communities

Kemper's ownership culture is the cornerstone of our Environmental, Social and Governance (ESG) approach and reflects our commitments to our stakeholders. In 2022, we made sound progress on the ESG aspects of our organization, including enhancements to our ESG governance structure. Additional efforts included disclosures aligned to the Sustainable Accounting Standards Board (SASB), completing the NAIC Climate Risk Survey, developing a multi-year environmental approach, and foundational measures and estimates for greenhouse gas emissions.

Making a meaningful difference in the communities where we live and work is not only compassionate but our responsibility and the right thing to do. Through our philanthropic partner, the Kemper Foundation, we increased our impact and advanced our mission on several initiatives to build stronger communities and enable access to opportunities where everyone has the ability to thrive. I encourage you to read more about our efforts towards our community support and ESG on the following pages.

Our People

Our people are a critical component to enabling the achievement of our strategic intent. Overcoming the challenges of 2022 and making strong progress on key priorities was a direct result of the collective efforts and commitment of our employees.

Our ability to attract, develop and retain talented and diverse team members who strive for high performance is

a strength and meaningful competitive advantage. In 2022, we introduced comprehensive training and development initiatives at multiple job functions and levels, ensuring our team members have the tools and resources to grow and optimally deliver on our promises.

In addition, we were very pleased to see a meaningful increase in employee engagement scores through our annual survey, indicating strength in our employee net promoter score, key retention indicators, and other areas. These results, in combination with our ownership culture that empowers employees to take accountability for their roles and responsibilities and motivates them to higher performance and engagement, indicate that our efforts to elevate the employee experience are succeeding.



Our ability to attract, develop and retain talented and diverse team members is a strength and meaningful competitive advantage."

Looking Forward

In 2023, we will continue to be focused on improving profitability and restoring margins. We will ensure that the proactive corrective measures we've implemented, as well as the operating model enhancements we announced to improve productivity and growth, remain on course to deliver on our commitments.

I continue to be optimistic about our prospects. The inputs that drive profitability continue to trend positively, including rate in excess of loss trend, improving mortality, and interest rates above pricing assumptions. Our restructuring and integration efforts are on track to produce targeted expense savings. Our capital initiatives will provide short- and long-term opportunities to further optimize capital and reduce risk. We are headed in the right direction and I am confident that we will return to profitability in the first half of 2023 and generate an underwriting profit in the second half of the year.

Our balance sheet continues to provide long-term financial stability. We have appropriately capitalized insurance businesses, a healthy liquidity balance, and the capital needed to navigate this operating environment and appropriately invest in our core capabilities. We will continue investing to bolster our systematic, sustainable competitive advantages that position us for accelerated, profitable growth.

As I begin my eighth year of leading this organization, I continue to be amazed and grateful for the privilege of being part of a team that exhibits such dedication and tenacity on a daily basis. My deepest appreciation goes to our employees, leadership and Board of Directors for their steadfast support. I look forward to what's ahead for Kemper.

Joseph P. Lacher, Jr.
President, CEO and Chairman
Kemper Corporation



Kemper and ESG

Kemper's ownership culture is the cornerstone of our Environmental, Social and Governance (ESG) approach. We have an obligation to our stakeholders to operate responsibly, with a focus on improving our communities through a continued emphasis on sustainability and governance.

ESG Governance

The Governance Committee of Kemper's Board of Directors oversees the ESG program and receives regular updates from senior leadership. Kemper's ESG Steering Committee is responsible for setting the overall strategic direction of our ESG program and supporting program execution, and our ESG Program Office is responsible for day-to-day implementation, development and application of best practices, and reporting.



BOD Governance Committee

ESG Steering Committee

- ESG PMO Group
- Subject Matter Experts

Environmental

We are committed to responsible environmental management and conservation of resources. Our environmental programs are focused on reducing waste, managing energy consumption, and managing climate risk.

Energy Efficiency and Waste Management

Kemper is committeed to mitigating climate change and taking steps to reduce our overall carbon footprint. We look for opportunities to reduce and recycle the natural resources we consume. Kemper's environmental strategy is focused on energy efficiency, waste reduction, and recycling programs.

ESG Insurance Product Features

Kemper offers benefits to our customers in various environmentally responsible areas in the form of specialized coverage and/or discounts. A few examples include ECO Upgrades to existing coverage, discounts for Energy Star/EPA Certified Homes, LEED certified homes, automatic gas shut-off valves and going paperless.



Employees in Kemper's Chicago office volunteered with the Chicago Park District to help improve Armour Square Park on Chicago's South Side and Sun Yat-Sen Playground Park in Chinatown.



Social

Kemper's success is driven by our most important asset, our employees. We are committed to equal pay, and an inclusive and equitable work environment. Our focus on sustainability across our businesses not only improves our own competitiveness and drives returns for shareholders, but also helps us attract, motivate, and retain the best people.

Human Capital Development
Employee Engagement

Kemper utilizes a focused and thoughtful approach to positively impact the connection between our employees and the workplace. Our hybrid work environment prioritizes purposeful time in the office where engagement through collaboration and team meetings is optimized. Kemper's ability to deliver on our commitments is dependent on our capacity to identify, attract, develop, and retain a robust pipeline of talent, capable of supporting the changing needs of our business. To achieve this goal, we focus on the following:

• Talent Acquisition

• Leadership, Learning and Development

• Performance Management

Diversity Equity & Inclusion (DEI)

Creating an environment that is diverse, equitable and inclusive is imperative to the success of our company. Cultivating a welcoming and inclusive work environment that allows employees to thrive by being their authentic selves is part of our culture. Our ownership culture integrates well with our focus on creating a sense of belonging and provides our employees the opportunity to reach their full potential while contributing to the success of the company.

Kemper Philanthropy

Commitment to supporting philanthropic initiatives, causes and organizations is an integral part of the Kemper culture. We aim to make a meaningful difference in the lives of our customers, employees, and the communities where we live and work.

Governance

At Kemper, we are committed to earning the trust and confidence of our stakeholders, and a key means of achieving that goal is through good corporate governance. We ensure that strong governance, ethics and compliance

Climate Risk Management

We understand the risks posed by climate change to our company, our stakeholders, and the insurance industry of which we are part. Kemper identifies and models risks from covered perils to assess the total risk exposure. Kemper also manages its exposure to catastrophes and other natural disasters through a combination of geographical diversification, restrictions on the amount and location of new business production in such regions, modifications of, and/or limitations to, coverages and deductibles for certain perils in such regions and reinsurance.

practices are followed, thereby increasing shareholder value over the long-term.

Corporate Governance and Oversight

The Kemper Board of Directors is responsible for providing oversight of the strategic and operational direction of the company. To provide a framework for effective governance, our Board has adopted Corporate Governance Guidelines that outline the operating principles, composition and working processes of our Board and its committees.

Responsible Investing

As an insurer, the primary purpose of Kemper's investment portfolio is to fund future claim payments. As such, we take a risk-adjusted approach to investing to ensure we are compensated for the risks we take. Kemper understands the value and potential impact to investment return of ESG factors, and they are considered when relevant in researching, analyzing, and making investment decisions.

Data Security and Privacy

We understand the importance of protecting company and consumer data and information, and respecting consumer privacy. Kemper uses an array of sophisticated measures, policies and procedures designed to maintain and enhance security of data systems. These include programs and workstreams focused on network security and access hardening, enhancing security operations and response capabilities, and strengthening privileged access management.

Customer Experience

- Transparent Information and Fair Advice for Customers: Kemper has established multiple communication channels for prospects, policyholders, and agents during the prepurchase, purchase, and post-purchase phases to ensure effective and efficient communication.

- Ongoing Review of Claims Handling: Kemper is committed to delivering on the promises of our policies while ensuring our products remain affordable and competitively priced. We maintain robust standards, procedures and audit protocols for claims handling and processing to ensure all eligible claims are paid with efficiency and accuracy.



Strengthening Our Communities

Kemper is committed to strengthening the communities where we live and work. By focusing on our key pillars of support in education, health and community development, we aim to make a meaningful difference in the lives of our customers, employees and the communities where we live and work. We do this though our owned programs, key partnerships, financial donations, and employee volunteerism.



In 2022, the collective impact of our philanthropic efforts totaled over $3.5 million. In collaboration with our philanthropic partner, The Kemper Foundation, we provided over $2.3 million to local organizations through donations, grants and sponsorships. Our employees alone contributed over $80,000 to local charities through our matching gift program and dedicated 2,600 hours to volunteering in their communities.

Giving back is our responsibility, and it's integral to how we think and do business. We're proud of the achievements made by Kemper and our employees in 2022.

2022 Community Impact by the Numbers
In 2022, the collective impact of our philanthropic efforts was over $3.5 million and included:

$2.3 million to nonprofit organizations through donations, grants, scholarships and sponsorships

$1.25 million in-kind donations to our health partners

$1.44 million in donations to our education partners

$135k Kemper employee donations and matching gifts to community development organizations

Education

Kemper is committed to providing access to education to empower people of all ages to achieve their full potential. In partnership with The Kemper Foundation, we deliver financially supportive opportunities to the next generation of talent and business leaders, and programs that foster the educational, social, and financial benefits of bilingual literacy in Hispanic and Latino families.

Kemper Scholars Program
The Kemper Scholars Program is focused on providing need-based scholarships to diverse students, and financial support to on-campus organizations and research initiatives that advance diversity, equity and inclusion. In 2022, we committed $4.5 million over five years to provide 650 scholarships and career resources for high-potential, diverse college students with a strong interest in insurance and financial service careers. The Kemper Scholars Program partners with 10 universities, including six Historically Black Colleges and Universities and Hispanic-Serving Institutions.

Read Conmigo Bilingual Educator Grant Program
Originally launched in 2010 as a bilingual book giveaway program, Read Conmigo was expanded and relaunched in 2022 with a focus on strengthening bilingual literacy skills and improving learning opportunities for Hispanic and Latino students. Teachers in public and charter elementary school Spanish-English bilingual classrooms are eligible to apply



for the grants of $3,000, which can be used for educational resources, tools and materials, and professional development opportunities. The program annually awards up to 100 grants in Los Angeles, Dallas and Miami.

Health

Kemper supports efforts that can lead to impactful progress on the nation's most widespread diseases, including organizations that are finding ways to advance medical research, address patient and caregiver needs, and promote medical and disease education.

American Cancer Society
Kemper proudly joins the American Cancer Society's (ACS) efforts to fight for a world without cancer through fundraising



events, charitable grants, and employee giving and volunteering. Events in 2022 included Walk & Roll Chicago, the longest-running cancer fundraiser in Illinois, Relay for Life, Real Men Wear Pink, and Making Strides Against Breast Cancer. In 2022, our collective impact totaled over $700,000.

The Read Conmigo program supports this classroom in California and others like it with resources and supplies, or professional development, to advance bilingual literacy among Hispanic and Latino elementary students.

JDRF

Kemper champions the efforts of JDRF, the leading global organization funding type 1 diabetes (T1D) research, through employee volunteerism and charitable grants for programs like the JDRF One Walk and T1 Detect, a screening and monitoring education and awareness program. We also supported their Spanish Language Care Kit program, a free



resource providing information and tools to educate, support and

inspire newly T1D diagnosed Hispanic and Latino children, caregivers and adults. In 2022, our collective impact totaled more than $550,000.

American Heart Association

Kemper partners with the American Heart Association (AHA) to help fight heart disease and stroke with the goal of saving and improving lives. We support the fundraising efforts for the Heart of Chicago Heart Ball Campaign to drive change, fund science, and improve behaviors. We sponsor and participate in the Go Red for Women movement, to increase



women's heart health awareness and improve women's lives globally. In 2022, Kemper employees promoted heart health through fundraising for events like The Heart Walk and participating in National Wear Red Day to raise awareness for heart disease in women. In 2022, our collective impact totaled more than $115,000.

Community Development

We partner with organizations that help provide access to healthy food and affordable housing, and advocate for civil rights, racial equality, and economic opportunities for historically overlooked Americans, including Hispanics and Latinos, and African Americans.

Kemper's commitment to improving access to food and affordable and safe housing is demonstrated in our support

for organizations like Habitat for Humanity's community home builds and Feeding America's local food banks. To help address  food insecurity, in 2022 we donated over $100,000 to Feeding America organizations in high-need communities, where our collective efforts provided more than one million meals to children and families. In 2022, Kemper's support to key national social justice partners UnidosUS and the National Urban League helped to further advance racial

 equality and improve economic mobility for Hispanics and Latinos, and African Americans in local communities. Through our philanthropic partner, The Kemper Foundation, and our employees, our donations enabled elevation to key programs including education and job training, housing and community development, entrepreneurship, and other life-changing direct services.

Kemper Cares: Employee Volunteering and Giving

Providing opportunities for our employees to meaningfully connect with their communities through volunteerism improves their work experience and increases engagement. Through Kemper Cares, our employee volunteer and giving program, our philanthropy ambassadors and employees across the country unite to support corporate-sponsored events and causes. Employees can also receive a 1:1 company match (and a 2:1 match on Giving Tuesday) for donations made to nonprofit organizations in Kemper's key pillars.

 **2.6K+**
Volunteer hours logged

 **$135K**
Total giving (employee donations plus matches)

 **Over 60**
Company-sponsored community support events



Nearly 100 employees participated in JDRF's One Walk Alabama. The Kemper Cares team raised more than $5,000.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-18298

Kemper Corporation

(Exact name of registrant as specified in its charter)

DE	95-4255452
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

200 E. Randolph Street

Suite 3300

Chicago	**IL**	**60601**
(Address of principal executive offices)		**(Zip Code)**

(312) 661-4600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.10 par value per share	KMPR	NYSE
5.875% Fixed-Rate Reset Junior Subordinated Debentures due 2062	KMPB	NYSE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer		☐
Smaller reporting company	☐	Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of June 30, 2022, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $3.0 billion based on the closing sale price as reported on the New York Stock Exchange. Solely for purposes of this calculation, all executive officers and directors of the registrant are considered affiliates.

Registrant had 63,959,923 shares of common stock outstanding as of February 7, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2023 Annual Meeting of Shareholders are incorporated by reference into Part III.

Caution Regarding Forward-Looking Statements

This 2022 Annual Report on Form 10-K (the "2022 Annual Report"), including, but not limited to, the accompanying consolidated financial statements of Kemper Corporation ("Kemper" or the "Registrant") and its subsidiaries (individually and collectively referred to herein as the "Company") and the notes thereto appearing in Item 8 herein (the "Consolidated Financial Statements"), the Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Item 7 herein (the "MD&A") and the other Exhibits and Financial Statement Schedules filed as a part hereof or incorporated by reference herein, may contain or incorporate by reference information that includes or is based on forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements give expectations or forecasts of future events. The reader can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "believe(s)," "goal(s)," "target(s)," "estimate(s)," "anticipate(s)," "forecast(s)," "project(s)," "plan(s)," "intend(s)," "expect(s)," "might," "may," "could" and other terms of similar meaning. Forward-looking statements, in particular, include statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results.

Any or all forward-looking statements may turn out to be wrong, and, accordingly, Kemper cautions readers not to place undue reliance on such statements. Kemper bases these statements on current expectations and the current economic environment as of the date of this 2022 Annual Report. They involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance, and actual results could differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements can be affected by inaccurate assumptions or by known or unknown risks and uncertainties that may be important in determining the Company's actual future results and financial condition.

In addition to the factors discussed below under Item 1A., "Risk Factors," in this 2022 Annual Report, the reader should consider the following list of factors that, among others, could cause the Company's actual results and financial condition to differ materially from estimated results and financial condition.

<u>Factors related to the legal and regulatory environment in which Kemper and its subsidiaries operate</u>

- Evolving policies, practices and interpretations by regulators and courts that increase operating costs and potential liabilities, particularly any that involve retroactive application of new requirements, including, but not limited to, initiatives related to unclaimed property laws or claims handling practices with respect to life insurance policies and the proactive use of death verification databases, and developments related to the novel coronavirus COVID-19 ("COVID-19");

- Adverse outcomes in litigation or other legal or regulatory proceedings involving Kemper or its subsidiaries or affiliates or related to business practices in the insurance industry;

- Governmental actions, including, but not limited to, implementation of new laws and regulations, and court decisions interpreting existing and future laws and regulations or policy provisions;

- Uncertainties related to regulatory approval of insurance rates, policy forms, insurance products, license applications, dividends from insurance subsidiaries, acquisitions of businesses or strategic initiatives and other matters within the purview of insurance regulators;

- Increased costs and initiatives required to address new legal and regulatory requirements; liabilities, costs and other impacts arising from developments related to cybersecurity, privacy and data governance, including, without limitation, cyber incidents that have occurred or could occur;

<u>Factors relating to insurance claims and related reserves in the Company's insurance businesses</u>

- The incidence, frequency and severity of catastrophes occurring in any particular reporting period or geographic area, including natural disasters, pandemics (including COVID-19) and terrorist attacks or other man-made events;
- The frequency and severity of insurance claims (including those associated with catastrophe losses and pandemics);
- Changes in facts and circumstances affecting assumptions used in determining loss and loss adjustment expenses ("LAE") reserves, including, but not limited to, the frequency and severity of insurance claims, changes in claims handling procedures and closure patterns, development patterns and the impacts of COVID-19 and associated governmental responses, and technological and other environmental conditions;

- The impact of inflation on insurance claims, including, but not limited to, the effects on material costs and personal injury claims of increasing medical costs and the severity of claims resulting from a catastrophe;

- The effects on property claims attributed to supply chain disruption and scarcity of resources available to rebuild damaged structures, including labor and materials and the amount of salvage value recovered for damaged property;

- The rising costs of insurance claims from increased and more targeted litigation, higher jury awards, broader definitions of liability, and other effects of societal trends referred to as social inflation;

- Developments related to insurance policy claims and coverage issues, including, but not limited to, interpretations, pronouncements or decisions by courts or regulators that may govern or influence losses incurred in connection with hurricanes and other catastrophes, including COVID-19;

- Orders, interpretations or other actions by regulators that impact the reporting, adjustment and payment of claims;

- Changes in the pricing or availability of reinsurance, or in the financial condition of reinsurers and amounts recoverable therefrom;

Factors related to the Company's ability to compete

- Changes in the ratings of Kemper and/or its insurance company subsidiaries by rating agencies with regard to credit, financial strength, claims paying ability and other areas on which the Company is rated;

- The level of success and costs incurred in realizing or maintaining economies of scale, integrating acquired businesses and implementing significant business initiatives and the timing of the occurrence or completion of such events, including, but not limited to, those related to expense and claims savings, consolidations, reorganizations and technology;

- Absolute and relative performance of the Company's products and services, including, but not limited to, the level of success achieved in designing and introducing new insurance products and services;

- Difficulties with technology, data and network security (including as a result of cyber attacks that have occurred or could occur), outsourcing relationships or cloud-based technology that could negatively impact the Company's ability to conduct business, a heightened risk when substantial numbers of employees shift to work from home arrangements, such as the arrangements implemented for a vast majority of the Company's employees and some business partners during the COVID-19 pandemic;

- The ability of the Company to maintain the availability and required performance of critical systems and manage technology initiatives cost-effectively to address insurance industry developments and regulatory requirements;

- Heightened competition, including, with respect to pricing, consolidations of existing competitors or entry of new competitors and alternate distribution channels, introduction of new technologies, use and enhancements of telematics, refinements of existing products and development of new products by current or future competitors;

- Expected benefits and synergies from mergers, acquisitions, divestitures and/or strategic initiatives that may not be realized to the extent anticipated, within expected time frames or at all, due to a number of factors including, but not limited to, the loss of key agents/brokers, customers or employees, increased costs, fees, expenses and related charges and delays caused by unanticipated developments or factors outside of the Company's control;

- The successful formulation and execution of the Company's plan with regard to corporate strategy and significant operational changes;

- Increase in competition as a result of new competitors to the property and casualty insurance industry or existence of competitors that receive substantial infusion of capital or access to third-party capital;

Factors related to the business environment in which Kemper and its subsidiaries operate

- Changes in general economic conditions, including those related to, without limitation, performance of financial markets, interest rates, inflation, unemployment rates, significant global catastrophes such as the COVID-19 outbreak and subsequent global pandemic, and fluctuating values of particular investments held by the Company;

- Absolute and relative performance of investments held by the Company;

- Changes in insurance industry trends and significant industry developments;

- Changes in consumer trends, including changes in number of miles driven by automobile insurance policyholders, and significant consumer or product developments;

- Changes in capital requirements, including the calculations thereof, used by regulators and rating agencies;

- Regulatory, accounting or tax changes that may affect the Company's earnings, the cost of, or demand for, the Company's products or services or after-tax returns from the Company's investments;

- The impact of required participation in state windpools and joint underwriting associations, residual market assessments and assessments for insurance industry insolvencies, including the impact of COVID-19;

- Changes in distribution channels, methods or costs resulting from changes in laws or regulations, legal proceedings or market forces;

- Increasing competition and higher costs for executive talent and employees with necessary skills and industry experience;

- Increased costs and risks related to cybersecurity that could materially affect the Company's operations including, but not limited to, data breaches, cyber attacks, virus or malware attacks, or other infiltrations or incidents affecting system integrity, availability and performance, and actions taken to minimize and remediate the risks of such events that have occurred or could occur;

Other risks and uncertainties described from time to time in Kemper's filings with the U.S. Securities and Exchange Commission ("SEC").

Kemper cannot provide any assurances that the results and outcomes contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable or that future events or developments will not cause such statements to be inaccurate, including impacts related to COVID-19. Kemper assumes no obligation to correct or update any forward-looking statements publicly for any changes in events or developments or in the Company's expectations or results subsequent to the date of this 2022 Annual Report. Kemper advises the reader, however, to consult any further disclosures Kemper makes on related subjects in its filings with the SEC.

Item 1. **Business.**

Kemper is a diversified insurance holding company, with subsidiaries that provide automobile, homeowners, life, and other insurance products to individuals and businesses. Kemper's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments thereto are accessible free of charge through Kemper's website, kemper.com, and as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC, which also maintains an Internet site at sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Registrant is a holding company incorporated under the laws of the State of Delaware in 1990, with equity securities traded on the New York Stock Exchange (the "NYSE"). On August 25, 2011, Registrant adopted its current name, Kemper Corporation, and changed its NYSE ticker symbol to KMPR. Prior to the name change, the Registrant was known as Unitrin, Inc. and traded under the NYSE ticker symbol UTR.

The Kemper family of companies is one of the nation's leading specialized insurers. With nearly $13.4 billion in assets, Kemper is improving the world of insurance by providing affordable and easy-to-use personalized solutions to individuals, families and businesses through its Auto, Personal Insurance, and Life brands. Kemper serves over 5.3 million policies, is represented by more than 29,000 agents and brokers, and has approximately 9,500 associates dedicated to meeting the ever-changing needs of its customers.

The Company is engaged, through its subsidiaries, in the property and casualty insurance and life and health insurance businesses. The Company conducts its operations through three operating segments: Specialty Property & Casualty Insurance, Preferred Property & Casualty Insurance and Life & Health Insurance. The Company conducts its operations solely in the United States.

Kemper's subsidiaries employ approximately 9,500 associates supporting their operations, of which approximately 4,700 are employed in the Specialty Property & Casualty Insurance Segment, approximately 550 are employed in the Preferred Property & Casualty Insurance segment, approximately 3,150 are employed in the Life & Health Insurance segment and the remainder are employed in various corporate and other staff and shared functions.


Property and Casualty Insurance Business


General

The Company's property & casualty insurance business operations are conducted primarily through the Specialty Property & Casualty Insurance and Preferred Property & Casualty Insurance segments. The Specialty Property & Casualty Insurance and Preferred Property & Casualty Insurance segments distribute their products primarily through independent agents and brokers who are paid commissions for their services. In addition, the Life and Health Insurance segment's career agents also sell contents coverage for personal property to its customers. Collectively, these segments provide preferred automobile, specialty automobile, homeowners, renters, fire, umbrella, general liability as an endorsement to commercial automobile and other types of property and casualty insurance to individuals and commercial automobile insurance to businesses.

Property insurance indemnifies an insured with an interest in physical property for loss of, or damage to, such property. Casualty insurance primarily covers liability for damage to property of, or injury to, a person or entity other than the insured. In most cases, casualty insurance also obligates the insurance company to provide a defense for the insured in litigation arising out of events covered by the policy.

Specialty Property & Casualty Insurance

The Specialty Property & Casualty Insurance segment, based in Chicago, Illinois, conducts business in 28 states under the Kemper Auto brand. As shown in the following table, three states provided 88% of the segment's premium revenues in 2022.

State	Percentage of Total Premiums
California	53 %
Florida	19 %
Texas	16 %

The Specialty Property & Casualty Insurance segment provides personal and commercial automobile insurance to consumers who have had difficulty obtaining standard or preferred risk insurance, usually because of their driving records, claims experience or premium payment history. The segment also meets the insurance needs of other specialty markets such as urban and Hispanic consumers. The segment's insurance products accounted for 77%, 75% and 71% of the Company's consolidated insurance premiums in 2022, 2021 and 2020, respectively. The segment's insurance products are marketed through approximately 21,100 independent agents and brokers.

Preferred Property & Casualty Insurance

The Preferred Property & Casualty Insurance segment, based in Chicago, Illinois, conducts business in 45 states and the District of Columbia. As shown in the following table, five states provided 66% of the segment's premium revenues in 2022.

State	Percentage of Total Premiums
California	23 %
New York	20 %
Texas	9 %
North Carolina	8 %
Connecticut	6 %

The Preferred Property & Casualty Insurance segment primarily sells preferred automobile insurance, homeowners insurance and other personal insurance. The segment's insurance products accounted for 11%, 12% and 15% of the Company's consolidated insurance premiums in 2022, 2021 and 2020, respectively. The segment's insurance products are marketed by approximately 5,550 independent insurance agents and brokers to individuals who have demonstrated favorable risk characteristics and loss history.

Property and Casualty Loss and Loss Adjustment Expense Reserves

The Company's reserves for losses and LAE for property and casualty insurance ("Property and Casualty Insurance Reserves") are reported using the Company's estimate of its ultimate liability for losses and LAE for claims that occurred prior to the end of any given accounting period but have not yet been paid.

Property and Casualty Insurance Reserves by business segment at December 31, 2022 and 2021 were:

DOLLARS IN MILLIONS	2022	2021
Business Segments:		
Specialty Property & Casualty Insurance	$ 2,321.1	$ 2,319.7
Preferred Property & Casualty Insurance	419.1	433.2
Life & Health Insurance	2.3	3.6
Total Business Segments	2,742.5	2,756.5
Unallocated Reserves	14.4	16.2
Total Property & Casualty Insurance Reserves	$ 2,756.9	$ 2,772.7

In estimating the Company's Property and Casualty Insurance Reserves, the Company's actuaries exercise professional judgment and must consider, and are influenced by, many variables that are difficult to quantify. Accordingly, the process of estimating and establishing the Company's Property and Casualty Insurance Reserves is inherently uncertain and the actual ultimate net cost of claims may vary materially from the estimated amounts reserved. See MD&A, "Critical Accounting Estimates," under the caption "Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses" for a discussion of the Company's reserving process and the factors considered by the Company's actuaries in estimating the Company's Property and Casualty Insurance Reserves.

The Company's goal is to ensure that its total reserves for property and casualty insurance losses and LAE are adequate to cover all costs, while minimizing variation from the time reserves for losses and LAE are initially estimated until losses and LAE are fully paid. Changes in the Company's estimates of these losses and LAE, also referred to as "development," will occur over time and may be material. Favorable development is recognized and reported in the Consolidated Financial Statements when the Company decreases its previous estimate of ultimate losses and LAE and results in an increase in net income in the period recognized, whereas adverse development is recognized and reported in the Consolidated Financial Statements when the Company increases its previous estimate of ultimate losses and LAE and results in a decrease in net income.

See Note 7, "Property and Casualty Insurance Reserves," to the Consolidated Financial Statements for information about incurred and paid claims development for the 2018-2022 accident years as of December 31, 2022, net of reinsurance and indemnification, as well as cumulative claim frequency and the total of incurred but not reported ("IBNR") liabilities, including expected development on reported claims included within the net incurred losses and allocated LAE amounts as of December 31, 2022. See Note 7, "Property and Casualty Insurance Reserves," to the Consolidated Financial Statements for a tabular reconciliation of the three most recent annual periods setting forth the Company's Property and Casualty Insurance Reserves as of the beginning of each year, incurred losses and LAE for insured events of the current year, changes in incurred losses and LAE for insured events of prior years, payments of losses and LAE for insured events of the current year, payments of losses and LAE for insured events of prior years and the Company's Property and Casualty Insurance Reserves at the end of the year and additional information regarding the nature of adjustments to incurred losses and LAE for insured events of prior years.

Catastrophe Losses

Catastrophes and natural disasters are inherent risks of the property and casualty insurance business. These catastrophic events and natural disasters include, without limitation, hurricanes, tornadoes, earthquakes, hailstorms, wildfires, high winds and winter storms. Such events result in insured losses that are, and are expected to be, a material factor in the results of operations and financial position of Kemper's property and casualty insurance companies. Further, because the level of insured losses that could occur in any one year cannot be accurately predicted, these losses contribute to material year-to-year fluctuations in the results of operations and financial position of these companies. Specific types of catastrophic events are more likely to occur at certain times within the year than others. This factor adds an element of seasonality to property and casualty insurance claims. The occurrence and severity of catastrophic events cannot be accurately predicted in any year. However, some geographic locations are more susceptible to these events than others. The Company has endeavored to manage its direct insurance exposures in certain regions that are prone to naturally occurring catastrophic events through a combination of geographic diversification, restrictions on the amount and location of new business production in such regions, modifications of, and/or limitations to coverages and deductibles for certain perils in such regions and reinsurance. The Company has adopted the industry-wide catastrophe classifications of storms and other events promulgated by Insurance Services Office, Inc. ("ISO") to track and report losses related to catastrophes. ISO classifies a disaster as a catastrophe when the event causes $25 million or more in direct insured losses to property and affects a significant number of policyholders and insurers. ISO-classified catastrophes are assigned a unique serial number recognized throughout the insurance industry. The discussions throughout this 2022 Annual Report utilize ISO's definition of catastrophes.

The process of estimating and establishing reserves for catastrophe losses is inherently uncertain and the actual ultimate cost of a claim, net of reinsurance recoveries, may vary materially from the estimated amount reserved. See Item 1A., "Risk Factors," under the caption "***Catastrophe losses could materially and adversely affect the Company's results of operations, liquidity and/or financial condition***" for a discussion of catastrophe risk. See Note 23, "Catastrophe Reinsurance," to the Consolidated Financial Statements for a discussion of the factors that influence the process of estimating and establishing reserves for catastrophes.

Reinsurance

The Company manages its exposure to catastrophes and other natural disasters through a combination of geographical diversification, restrictions on the amount and location of new business production in such regions, modifications of, and/or limitations to coverages and deductibles for certain perils in such regions and reinsurance. To limit its exposure to catastrophic events, the Company maintains a catastrophe reinsurance program for its property and casualty insurance companies. Coverage for the catastrophe reinsurance program is provided in various layers through multiple excess of loss reinsurance contracts. The Company's insurance subsidiaries also purchase reinsurance from the Florida Hurricane Catastrophe Fund (the "FHCF") for hurricane losses in Florida at retentions lower than those described below for the Company's catastrophe reinsurance program.

The 2023 catastrophe reinsurance program covering the property and casualty insurance companies is provided by a combination of annual and multi-year excess of loss reinsurance contracts.

Multi-year Excess of Loss Reinsurance Contracts

The first multi-year excess of loss reinsurance contract provides coverage over the three-year period of January 1, 2021 through December 31, 2023 (the "2021 Reinsurance Contract"). The 2021 Reinsurance Contract provides coverage in two layers, which together provide coverage for losses on individual catastrophes of $200 million in excess of $50 million. Under the 2021 Reinsurance Contract, the percentage of coverage is 27.66% for each year in the three-year period, and participation of each reinsurer remains the same over the entire three-year period. Accordingly, the 2021 Reinsurance Contract provides coverage for 27.66% of losses on individual catastrophes of $200 million in excess of $50 million in 2023.

The second multi-year excess of loss reinsurance contract provides coverage over the three-year period of January 1, 2022 through December 31, 2024 (the "2022 Reinsurance Contract"). The 2022 Reinsurance Contract provides coverage in two layers, which together provide coverage for losses on individual catastrophes of $200 million in excess of $50 million, which is consistent with the coverage provided under the 2021 Reinsurance Contract. Under the 2022 Reinsurance Contract, the percentage of coverage is 31.66% for each year in the three-year period, and participation of each reinsurer remains the same over the entire three-year period. Accordingly, the 2022 Reinsurance Contract provides coverage for 31.67% of losses on individual catastrophes of $200 million in excess of $50 million in 2023.

Annual Excess of Loss Reinsurance Contract

The 2023 Annual Excess of Loss Contracts provide coverage for the annual period of January 1, 2023 through December 31, 2023. The 2023 Annual Excess of Loss Contracts provide coverage in four layers for losses on individual catastrophes of $275 million in excess of $50 million. The 2023 Annual Excess of Loss Contract provides 35.67% coverage in two layers of losses on individual catastrophes of $200 million in excess of $50 million. The 2023 Annual Excess of Loss Contract then provides 95% coverage in two layers of losses on individual catastrophes of $75 million in excess of $250 million.

Summary of Excess of Loss Reinsurance Contracts

Coverage on individual catastrophes provided under the multi-year excess of loss reinsurance contracts for 2023 (January 1, 2023 to December 31, 2023) and the 2023 Annual Excess of Loss Contracts is provided in various layers as summarized below.

	Catastrophe Losses and LAE		Combined Percentage of Coverage
DOLLARS IN MILLIONS	**In Excess of**	**Up to**	
Retained	$ —	$ 50.0	— %
1st Layer of Coverage	50.0	150.0	95.0
2nd Layer of Coverage	150.0	250.0	95.0
3rd Layer of Coverage	250.0	295.0	95.0
4th Layer of Coverage	295.0	325.0	95.0

The estimated annual premium in 2023 for the two multi-year excess of loss reinsurance contracts and the 2023 Annual Excess of Loss Contracts presented in the preceding table is $21.7 million. In the event that the Company's incurred catastrophe losses and LAE covered by its catastrophe reinsurance program exceed the retention for a particular layer, the program allows for one reinstatement of such coverage. In such an instance, the Company must pay a reinstatement premium to the reinsurers to reinstate the full amount of the limit available under such layer. The reinstatement premium for the first layer of coverage is a percentage of the full original premium based on the ratio of the losses in excess of the Company's retention to the reinsurers'

coverage limit. The reinstatement premium for the second, third, and fourth layers of coverage is a percentage of half the original premium based on the ratio of the losses in excess of the Company's retention to the reinsurers' coverage limit.

Other

In addition to the catastrophe loss exposures caused by natural events described above, Kemper's property and casualty insurance companies are exposed to losses from catastrophic events that are not the result of acts of nature, such as acts of terrorism, the nature, occurrence and severity of which in any period cannot be accurately predicted. The companies have reinsurance coverage to address certain exposures to potential future terrorist attacks. The reinsurance coverage for certified events, as designated by the federal government, is from the Terrorist Risk Insurance Act. The coverage for non-certified events is available in the catastrophe reinsurance program for property and casualty insurance companies. However, certain perils, such as biological, chemical, nuclear pollution or contamination, are excluded from the reinsurance coverage for non-certified events.

Under the various reinsurance arrangements, Kemper's property and casualty insurance companies are indemnified by reinsurers for certain losses incurred under insurance policies issued by the reinsurers. As indemnity reinsurance does not discharge an insurer from its direct obligations to policyholders on risks insured, Kemper's property and casualty insurance companies remain directly liable. However, provided that the reinsurers meet their obligations, the net liability for Kemper's property and casualty insurance companies is limited to the amount of risk that they retain. Kemper's property and casualty insurance companies purchase their reinsurance only from reinsurers rated "A-" or better by A. M. Best Co., Inc. ("A.M. Best"), at the time of purchase. A.M. Best is an organization that specializes in rating insurance and reinsurance companies.

For further discussion of the reinsurance programs, see Note 23, "Catastrophe Reinsurance," and Note 24, "Other Reinsurance," to the Consolidated Financial Statements.

Pricing

Pricing levels for property and casualty insurance products are influenced by many factors, including the frequency and severity of claims, state regulation and legislation, competition, general business and economic conditions, including market rates of interest, inflation, expense levels, and judicial decisions. In addition, many state regulators require consideration of investment income when approving or setting rates, which could reduce underwriting margins. Further, some states have regulations that limit the after-tax return on underwriting profit allowed for an insurer and may impact the price charged for premiums or result in premium refunds. The Company derives a significant portion of its earned premiums in two such states, California and Florida. See MD&A under the caption "Specialty Property & Casualty Insurance" and "Preferred Property & Casualty Insurance."

Competition

Based on the most recent annual data published by A.M. Best, as of the end of 2021, there were 1,118 property and casualty insurance groups in the United States. Kemper's property and casualty group, adjusted for the inclusion of American Access Casualty Company's ("AAC") unaudited pro forma results for the entire year was among the top 7% of property and casualty insurance groups in the United States as measured by net written premiums, policyholders' surplus and net admitted assets in 2021. Among all personal lines automobile insurance writers, Kemper's property and casualty group was the 11th largest writer as measured by net written premiums in 2021.

Rankings by net admitted assets, net premiums written and capital and surplus were:

Measurement	Ordinal Rank	Percentile Rank
Net Admitted Assets	49	96 %
Net Written Premiums	29	97
Capital and Surplus	75	93

In 2021, the U.S. property and casualty insurance industry's estimated net premiums written were $720.1 billion, of which nearly 81% were accounted for by the top 50 groups of property and casualty insurance companies. Kemper's property and casualty insurance companies wrote less than 1% of the industry's 2021 premium volume.

The property and casualty insurance industry is highly competitive, particularly with respect to personal automobile insurance. Kemper's property and casualty insurance companies compete on the basis of, among other measures, (i) using suitable pricing

segmentation, (ii) maintaining underwriting discipline, (iii) settling claims timely and efficiently, (iv) offering products in selected markets or geographies, (v) utilizing technological innovations for the marketing and sale of insurance, (vi) controlling expenses, (vii) maintaining adequate ratings from A.M. Best and other ratings agencies and (viii) providing quality services to independent agents and policyholders. See Item 1A., "Risk Factors," under the caption "***The insurance industry is highly competitive, making it difficult to grow profitability and within expectations of investors.***"

Life and Health Insurance Business

The Company's Life & Health Insurance segment consists of Kemper's wholly-owned subsidiaries, United Insurance Company of America ("United Insurance"), The Reliable Life Insurance Company ("Reliable"), Union National Life Insurance Company ("Union National Life"), Mutual Savings Life Insurance Company ("Mutual Savings Life"), United Casualty Insurance Company of America ("United Casualty"), Union National Fire Insurance Company ("Union National Fire"), Mutual Savings Fire Insurance Company ("Mutual Savings Fire"), Kemper Bermuda Ltd. ("Kemper Bermuda"), and Reserve National Insurance Company ("Reserve National"), which was sold on December 1, 2022. For further discussion of the Reserve National Disposition, see Note 5, "Dispositions," to the Consolidated Financial Statements. As discussed below, United Insurance, Reliable, Union National Life, Mutual Savings Life, United Casualty, Union National Fire and Mutual Savings Fire (the "Kemper Home Service Companies") distribute their products through a network of employee, or "career" agents. These career agents are paid commissions for their services. Earned premiums from life insurance accounted for 8%, of the Company's consolidated insurance premiums earned in 2022, 2021, and 2020.

As shown in the following table, five states provided 52% of the premium revenues in this segment in 2022.

State	Percentage of Total Premiums
Texas	22 %
Louisiana	11
Alabama	8
Mississippi	6
Georgia	5

Kemper Home Service Companies

The Kemper Home Service Companies, based in St. Louis, Missouri, focus on providing individual life and supplemental accident and health insurance products to customers of modest incomes who desire basic protection for themselves and their families. Their leading product is ordinary life insurance, including permanent and term insurance. Face amounts of these policies are lower than those of policies typically sold to higher income customers by other companies in the life insurance industry. During 2022, approximately 74% of the Life & Health Insurance segment's premium revenues are generated by the Kemper Home Service Companies.

The Kemper Home Service Companies employ nearly 2,350 career agents, operating in 25 states and the District of Columbia. These career agents are full-time employees who call on customers in their homes to sell insurance products, provide services related to policies in force and collect premiums, typically monthly. Premiums average approximately $27 per policy per month with an average face value of $6,208. Permanent and term policies are offered primarily on a non-participating, guaranteed-cost basis. These career agents also distribute and/or service certain property insurance products for the Kemper Home Service Companies.

Reserve National

Reserve National, which was sold on December 1, 2022, is based in Oklahoma City, Oklahoma, and licensed in 49 states and the District of Columbia. For further discussion of the Reserve National Disposition, see Note 5, "Dispositions," to the Consolidated Financial Statements. The Company specialized in the sale of supplemental accident & health insurance products such as: Medicare Supplement, fixed hospital indemnity, home health care, specified disease, and accident-only plans. Reserve National distributed products through two channels, Kemper Traditional and Kemper Benefits. The Traditional channel had historically served individuals in rural areas who often did not have access to a broad array of accident and health insurance products, though had more recently broadened to include suburban and urban areas. Insurance products could be tailored to meet individual and family needs and are distributed through approximately 700 independent agents. Kemper Benefits sold voluntary worksite products in the employer market place through Employee Benefit brokers and enrollers. In total, Reserve National had approximately 3,100 independent agents appointed.

Reinsurance

Consistent with insurance industry practice, the Company's life and health insurance subsidiaries utilize reinsurance arrangements to limit their maximum loss, provide greater diversification of risk and minimize exposures on larger risks. As the face amounts of the Company's issued policies are relatively small, the ceded risks and corresponding premiums are also relatively small, particularly when compared to other companies in the industry. The segment is also exposed to losses from catastrophes arising from insurance policies distributed by career agents of the Kemper Home Service Companies. During 2022, Kemper Home Service Companies intentionally reduced their exposure to catastrophic events through the non-renewal of their dwelling insurance business. The Kemper Home Services Companies are parties to the FHCF and the Property & Casualty catastrophe excess of loss reinsurance contracts.

Premiums for Medicare supplement and other accident and health policies must take into account the rising costs of medical care. The annual rate of medical cost inflation has historically been higher than the general rate of inflation, necessitating frequent rate increases, most of which are subject to approval by state regulators. All Medicare Supplement premiums are ceded to Reserve National which was sold to Medical Mutual of Ohio on December 1, 2022.

Lapse Ratio

The lapse ratio is a measure of a life insurer's loss of in-force policies. For a given year, this ratio is commonly computed as the total face amount of individual life insurance policies lapsed, surrendered, expired and decreased during such year, less policies increased and revived during such year, divided by the total face amount of policies at the beginning of the year plus the face amount of policies issued and reinsurance assumed in the prior year. The Life & Health Insurance segment's lapse ratio for individual life insurance was 6%, 3%, and 4% in 2022, 2021 and 2020 respectively.

The customer base served by the Kemper Home Service Companies and competing life insurance companies tends to have a higher incidence of lapse than other demographic segments of the population. Thus, to maintain or increase the level of its business, the Kemper Home Service Companies must write a higher volume of new policies than competitors serving other demographic segments of the population.

Pricing

Premiums for life and health insurance products are based on assumptions with respect to mortality, morbidity, investment yields, expenses, and lapses and are also affected by state laws and regulations, as well as competition. Pricing assumptions are based on the experience of Kemper's life and health insurance subsidiaries, as well as the industry in general, depending on the factor being considered. The actual profit or loss produced by a product will vary from the anticipated profit if the actual experience differs from the assumptions used in pricing the product.

Premiums for policies sold by the Kemper Home Service Companies are set at levels designed to cover the relatively high cost of "in-home" servicing of such policies. As a result, Kemper Home Service Companies' premiums have a higher expense load than the life insurance industry average.

Competition

Based on the most recent data published by A.M. Best, as of the end of 2021, there were 402 life and health insurance company groups in the United States. The Company's Life & Health Insurance segment ranked in the top 25% of life and health insurance company groups, as measured by net admitted assets, net premiums written and capital and surplus. Rankings by net admitted assets, net premiums written and capital and surplus were:

Measurement	Ordinal Rank	Percentile Rank
Net Admitted Assets	91	77 %
Net Written Premiums	89	78
Capital and Surplus	99	75

Kemper's life and health insurance subsidiaries generally compete by using appropriate pricing, offering products to selected markets or geographies, controlling expenses, maintaining adequate ratings from A.M. Best and providing competitive services to agents and policyholders.

<center>**Investments**</center>

The quality, nature and amount of the various types of investments that can be made by insurance companies are regulated by state laws. Depending on the state, these laws permit investments in qualified assets, including, but not limited to, municipal, state and federal government obligations, corporate bonds, real estate, preferred and common stocks, investment partnerships, limited liability investment companies and limited partnerships. In addition, the quality, nature, amount and concentration of the various types of investments held by Kemper's insurance subsidiaries affect the amount of asset risk calculated by regulators and rating agencies in determining required capital. See "Regulation" immediately following this subsection and Item 1A., "Risk Factors," under the caption "***The Company's investment portfolio is exposed to a variety of risks that may negatively impact net investment income, the change in fair value of equity and convertible securities and cause realized and unrealized losses.***"

The Company employs a total return investment strategy, with an emphasis on yield, while maintaining liquidity to meet both its short- and medium-term insurance obligations. See the discussions of the Company's investments under the headings "Investment Results," "Investment Quality and Concentrations," "Investments in Limited Liability Companies and Limited Partnerships," "Liquidity and Capital Resources" and "Critical Accounting Estimates," in the MD&A, "Quantitative and Qualitative Disclosures about Market Risk," in Item 7A and Note 9, "Investments," Note 10, "Income from Investments," Note 11, "Derivatives," and Note 12, "Fair Value Measurements," to the Consolidated Financial Statements.

<center>**Regulation**</center>

Overview of State Regulation

Kemper's insurance subsidiaries are subject to extensive regulation, primarily, but not exclusively, at the state level. Such regulation pertains to a variety of matters, including, but not limited to, policy forms, rate setting, licensing to transact business, market conduct, trade practices, underwriting standards, claims handling practices, transactions with affiliates, payment of dividends, nature and amount of investments, solvency, reserve adequacy, statutory accounting methods, risk management and corporate governance. In addition, insurance regulatory authorities perform periodic examinations of an insurer's financial condition, market conduct activities and other affairs. Some of these matters are discussed in more detail below.

Approval of Policy Rates and Forms

The majority of Kemper's insurance operations are in states requiring prior approval by regulators before proposed policy or coverage forms and rates for insurance policies may be implemented and used. The Company's ability to take actions to address market developments or increased costs can be adversely impacted by lengthy delays in the approval process or the failure to receive the required approval of state regulators.

Restrictions on Withdrawal, Cancellation and Nonrenewal

Many states have laws restricting an insurer's ability to withdraw from particular markets. Laws that limit an insurer's ability to cancel or non-renew a block of policies by line of business, or that subject its withdrawal to prior approval requirements, may restrict the ability of our insurance subsidiaries to exit unprofitable markets.

Financial Reports and Standards

Insurance companies are required to report their financial condition and results of operations in accordance with statutory accounting principles prescribed or permitted by state insurance regulators in conjunction with the National Association of Insurance Commissioners ("NAIC"). State insurance regulators also prescribe the form and content of statutory financial statements, set minimum reserve and loss ratio requirements and establish standards for the types and amounts of investments. In addition, state laws and regulations require minimum capital and surplus levels and incorporate risk-based capital ("RBC") standards developed by the NAIC. Similar reporting obligations and requirements are imposed under Bermuda law on Kemper Bermuda Ltd., Kemper's offshore subsidiary. RBC standards are intended to enable regulators to assess the level of risk inherent in an insurance company's business based on asset risk, credit risk, underwriting risk and other business risks relevant to its operations. A company's requirements are calculated based on an RBC formula and compared to its total adjusted capital to determine whether regulatory intervention is warranted. At December 31, 2022, the total amount of capital held by each of Kemper's insurance subsidiaries exceeded the minimum levels required under applicable RBC requirements.

<center>11</center>

Guaranty Funds and Risk Pools

Kemper's insurance subsidiaries are required to pay assessments up to prescribed levels to fund policyholder losses or liabilities of insolvent insurance companies under the guaranty fund laws of most states in which they transact business. Kemper's insurance subsidiaries are also required to participate in various involuntary pools or assigned risk pools, principally involving windstorms and high risk drivers. In most states, the involuntary pool participation of Kemper's insurance subsidiaries is determined in proportion to their voluntary writings of related lines of business in such states.

Privacy and Cybersecurity Regulation

The Company is subject to numerous federal and state laws and state insurance regulations that impose significant requirements and standards for protecting personally identifiable information of insurance company policyholders, employees, and other individuals.

Gramm-Leach-Bliley Act

The federal Gramm-Leach-Bliley Act requires financial institutions, including insurers, to protect the privacy of non-public information, to restrict use of such information and disclosure to non-affiliated third parties, and to provide notices to customers regarding use of their non-public personal information and an opportunity to "opt out" of certain disclosures. State departments of insurance and certain federal agencies adopted implementing regulations as required by federal law.

State Laws and Regulations

In recent years, state insurance regulators have focused increasing attention on cybersecurity. For example, insurance companies are required to maintain a cybersecurity program, incident response plan and information technology system safeguards that protect customer information under extensive cybersecurity regulations implemented by the New York Department of Financial Services and statutes adopted by a number of states based on a model data security law adopted by the NAIC. In addition, state insurance regulators focus significant attention on data security during financial exams, and the NAIC has strengthened and enhanced the cybersecurity guidance included in its handbook for state insurance examiners. Additional state laws outside of the insurance industry impose notification requirements in the event of cybersecurity breaches affecting their residents. On the privacy front, the California Consumer Privacy Act, as amended, by the California Privacy Rights Act ("CPRA"), which went into effect in January 2023, among other things, requires companies to provide privacy notices and respond to any request made to the company by a California resident regarding his or her personal information used or maintained by the company outside the scope of the GLBA privacy laws. The Company anticipates a continuing focus on new regulatory and legislative proposals at the state and federal levels that further regulate practices regarding privacy and security of personal information.

Holding Company Regulation, Including Enterprise Risk Management and Governance

The Company is regulated as an insurance holding company system and is subject to the insurance holding company acts of the states in which its insurance subsidiaries are domiciled and, in some cases, additional states in which the insurance subsidiary is deemed commercially domiciled. These laws and related regulations contain certain reporting requirements as well as restrictions on transactions between an insurer and its affiliates. They also generally require insurance companies within an insurance holding company system to register with the insurance department of each state where they are domiciled and to file certain reports with those insurance departments describing capital structure, ownership, financial condition, certain intercompany transactions, an enterprise risk report and general business operations. In addition, various notice and reporting requirements generally apply to transactions between insurance companies and their affiliates within the insurance holding company system, depending on the size and nature of the transactions. Some insurance holding company laws and regulations require prior regulatory approval or, in certain circumstances, prior notice of certain material intercompany transfers of assets as well as certain transactions between insurance companies, their parent holding companies and affiliates.

Dividends

As a holding company with no significant business operations of its own, Kemper relies on dividends from its insurance subsidiaries to meet its obligations. Certain dividends and distributions by an insurance subsidiary are subject to prior approval by the insurance regulator in which it is domiciled or commercially domiciled. See Item 1A., "Risk Factors," under the caption, "***The ability of Kemper to service its debt, to pay dividends to its shareholders and/or make repurchases of its stock may be materially impacted by lack of timely and/or sufficient dividends received from its subsidiaries.***"

Change in Control Requirements

State insurance laws also impose requirements that must be met prior to a change of control of an insurance company or insurance holding company based on the insurer's state of domicile and, in some cases, additional states in which the insurance subsidiary is deemed commercially domiciled. These requirements may include the advance filing of specific information with the state insurance regulators, a public hearing on the matter, and the review and approval of the change of control by such regulators. The Company has insurance subsidiaries domiciled or deemed commercially domiciled in Alabama, California, Florida, Illinois, Indiana, Louisiana, Missouri, New York, Ohio, Oregon, Texas and Wisconsin. In these states, except Alabama, "control" generally is presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of an insurance company. Control is presumed to exist in Alabama with a 5% or more ownership interest in such securities. Any purchase of Kemper's shares that would result in the purchaser owning Kemper's voting securities in the foregoing percentages for the states indicated would be presumed to result in the acquisition of control of the Company's insurance subsidiaries in those states. Therefore, acquisitions subject to the 10% threshold generally would require the prior approval of insurance regulators in each state in which the Company's insurance subsidiaries are domiciled or deemed commercially domiciled, including those in Alabama, while acquisitions subject to the 5% threshold generally would require the prior approval of only Alabama regulators. Similarly, consistent with the Model Holding Company Act, several of the states in which the Company's insurance subsidiaries are domiciled have enacted legislation that requires either the divesting and/or acquiring company to notify regulators of, and in some cases to receive regulatory approval for, a change in control.

Many state statutes also require pre-acquisition notification to state insurance regulators of a change of control of an insurance company licensed in the state if specific market concentration thresholds would be triggered by the acquisition. Such statutes authorize the issuance of a cease and desist order with respect to the insurance company if certain conditions, such as undue market concentration, would result from the acquisition. These regulatory requirements may deter, delay or prevent transactions effecting control of Kemper or its insurance subsidiaries, or the ownership of Kemper's voting securities, including transactions that could be advantageous to Kemper's shareholders.

Many states have made, or are in the process of making, modifications to their holding company laws. These modifications impose new reporting requirements and substantially expand the oversight and examination powers of state insurance regulators to assess enterprise risks within the entire holding company system that may arise from both insurance and non-insurance subsidiaries. They also impose new reporting requirements on affiliated transactions and divestiture of a controlling interest in an insurance subsidiary.

Other Federal Government Regulation

Dodd-Frank Wall Street Reform and Consumer Protection Act and Other Financial Reform Efforts

As part of an effort to strengthen the regulation of the financial services market, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") was enacted in 2010. The Dodd-Frank Act also created the Federal Insurance Office ("FIO") within the U.S. Department of the Treasury ("Treasury"). The FIO monitors the insurance industry, provides advice to the Financial Stability Oversight Council ("FSOC"), represents the U.S. on international insurance matters, and studies the current regulatory system. The Dodd-Frank Act includes a number of financial reforms and regulations that may affect our business and financial reporting. However, there remains uncertainty regarding the future of the Dodd-Frank Act and how it may impact our business.

Additional regulations or new requirements may emerge from activities of various regulatory entities, including the Federal Reserve Board, FIO, FSOC, NAIC and the International Association of Insurance Supervisors ("IAIS"), that are evaluating solvency and capital standards for insurance company groups. The outcome of these actions is uncertain; however, these actions may result in an increase in the level of capital and liquidity required by insurance holding companies.

Human Capital Management

Company Culture

Kemper proudly serves growing niche and underserved markets through appropriate and affordable insurance and financial solutions. Kemper's strategic intent is focused on empowering each employee on our team to Act Like an Owner. This concept describes one of the most important parts of executing on our purpose—our employees—and infuses our ownership culture in everything we do.

Our culture enables everyone, at every level, to take authority and accountability for their respective roles and responsibilities and strive towards high performance. We promote this through dynamic, diverse, and innovative team members who Act Like an Owner and are continually driven by intellectual curiosity, analytic superiority, and being world class operators.

Diversity, Equity and Inclusion

Diversity, equity and inclusion ("DE&I") are fundamental to the Company's success. Kemper is committed to driving our DE&I efforts within our workforce, workplace, and marketplace, as outlined below:

- Workplace: Maintain an inclusive workplace culture where all colleagues believe they can own their career while contributing to the success of the company
- Workforce: Our workforce reaches its fullest potential by attracting, developing, and retaining diverse talent
- Marketplace: Our business growth in the marketplace is driven by our ability to grow the Kemper brand in diverse communities throughout our footprint

Compliance and Ethics

A culture that includes compliance and ethical behaviors is key to protecting the Company from actions that could negatively impact our reputation and business results. These values are also critical to the sound operation of our business and contribute to a positive work experience for our employees. Kemper provides a variety of tools and resources to ensure that these values ultimately result in an environment that's welcoming for every member of the Kemper community.

Kemper maintains an open communication environment to all employees that features multiple channels for reporting instances of fraud, theft, violence, and misconduct. Our compliance reporting protocol enhances our efforts to foster a culture of integrity and ethical behavior while facilitating corrective actions necessary to address identified problems. In addition, Kemper encourages employees to reach out to their direct manager, another manager, the Kemper Corporate Responsibility Hotline or Human Resources with any compliance or ethical misconduct questions or concerns.

Employee Development

Kemper's long-term success is inextricably linked to our employee's development and engagement. Kemper provides valuable opportunities for personal development and professional challenge at all stages of careers, from early career programs including internships and rotational development programs to leadership development. Kemper promotes individual growth and development through various programs and outlets, including the Own Your Career initiative. This program provides employees with the resources and tools necessary to continue to build momentum toward career success and development. Kemper's commitment to Own Your Career is closely tied to our Act Like An Owner culture, and offers individuals the opportunity for skill building, developing talents, and opportunities to connect with peers and managers who will support employees on their path forward.

Engagement with Company Culture

Employee engagement is a critical element in driving the Company's culture and success. Kemper encourages elevated engagement through various initiatives and programs, and reinforces behaviors through recognition to employees who consistently go above and beyond in their contributions to the Company's success.

We measure engagement through an employee survey which offers all team members the opportunity to provide feedback on key drivers of overall work satisfaction, including career growth and development, company leadership, pay and benefits, recognition, collaboration, communication, resources, culture, DE&I, and ethics. The feedback is evaluated by our business, functional and Human Resources leadership teams to understand employees' emotional commitment to the most critical areas of employee engagement, further define and improve our culture, and address areas of opportunity to enhance the work experience.

Total Rewards

Total rewards represent investments Kemper makes to recognize and reward employees for their contributions. Total rewards includes both benefits and compensation (base salary, short- and long-term incentives). Kemper is committed to providing a robust and market competitive total rewards package that enable us to attract and retain the talent we need to grow our company, and achieve our results. Our total rewards are a vital part of the employee experience at Kemper and are designed to add value to our business and promote the health and well-being of all employees.

Kemper is focused on investing in the physical, emotional, financial and social well-being of our people by providing a wide range of benefits. These benefits include, but are not limited to:

- Health insurance including medical, dental, vision and prescription drug coverage
- Life and disability insurance
- Tax-advantaged Flexible Spending Accounts for health care and dependent care
- Health Savings Accounts for the High-Deductible Health Plan, including a company match
- 401(k) retirement savings program, including a company match and 100% vesting upon hire
- Employee Stock Purchase Program (ESPP)
- Employee Assistance & Work/Life Program (EAP)
- Tuition reimbursement
- Adoption assistance
- Employee discount programs
- Voluntary benefit programs
- Leave and time off programs
- Flexible work arrangements based on function and role
- Wellness resources, including diabetes, hypertension, weight management and pregnancy support
- Commuter benefits
- Benefits navigation

COVID-19 Response and Future Working Model

Kemper's top priority in responding to the COVID-19 pandemic over the past three years has been to ensure the health, safety, and well-being of our employees, agents, and customers. The Company continues to adhere to local, state and federal safety guidelines. As the business landscape has shifted, Kemper has pro-actively responded by evolving to more defined working models to stay competitive. The Future of Work initiative was deployed in 2022 to focus on creating a framework for how the company drives a multifaceted approach to work location. The approach is supported by three key work models: Office-based, Hybrid, and Remote-Based. This is designed to continue to attract and retain a high performing workforce, cultivate a culture that supports teamwork and collaboration, remain highly adaptive to environmental changes, and continue to deliver promises to customers.

Item 1A.   Risk Factors.

Kemper is exposed to numerous risk factors that could cause actual results to differ materially from recent results or anticipated future results. The following discussion details the significant risk factors that are specific to the Company. In addition to those described below, the Company's business, financial condition and results of operations could be materially affected by other factors not presently known or considered material by the Company. Readers are advised to consider all of these factors along with the other information included in this 2022 Annual Report, including the factors set forth under the caption "Caution Regarding Forward-Looking Statements", and to consult any further disclosures Kemper makes on related subjects in its filings with the SEC.

Risks Relating to Estimating Property and Casualty Insurance Losses and Loss Adjustment Expenses and Catastrophes

Estimating losses and LAE for determining property and casualty insurance reserves is inherently uncertain, and the Company's results of operations may be materially impacted if the Company's insurance reserves are insufficient.

The Company establishes loss and LAE reserves to cover estimated liabilities, which remain unpaid as of the end of each accounting period, and to investigate and settle all claims incurred under the property and casualty insurance policies that it has issued. Loss and LAE reserves are established for claims that have been reported to the Company as of the end of the accounting period, as well as for estimated claims that have occurred but have not yet been reported to the Company. The estimates of loss and LAE reserves are based on the Company's assessment of the facts and circumstances known to it at the time, as well as estimates of the impact of future trends in the severity of claims, the frequency of claims and other factors.

These estimates can be inaccurate or may change over time due to many variables, including changes driven by the evolving legal and regulatory landscape and economic, technological, and other environmental conditions in which the Company operates and the rising costs of insurance claims from increased litigation (in part as a result of proliferation of class-action suits and growth in third party litigation funding), increase in so-called "nuclear verdicts" leading to higher jury awards, broader definitions of liability, other effects of legal system abuse and societal trends referred to as social inflation. In recent periods, these estimates have been impacted by the effect the COVID-19 pandemic and the related governmental responses have had on certain of these variables. See the risk factor below titled "*The impact of COVID-19 and related economic conditions could materially affect Kemper's results of operations, financial position and/or liquidity.*"

The process of estimating property and casualty insurance reserves is complex and imprecise. The reserves established by the Company are inherently uncertain estimates and could prove to be inadequate to cover its ultimate losses and expenses. The estimate of the ultimate cost of claims for insured events that have occurred must take into consideration many factors that are dependent on the outcome of future events associated with the reporting, investigation and settlement of claims. The impacts on the Company's estimates of property and casualty insurance reserves from these factors are difficult to assess accurately. A change in any one or more of the factors is likely to result in a projected ultimate loss that is different than the previous projected ultimate loss and may have a material impact on the Company's estimates. Increases in the estimates of ultimate losses and LAE will decrease earnings, while decreases in these estimates will increase earnings, as reported by the Company in the results of its operations for the periods in which the changes to the estimates are made. See MD&A, "Critical Accounting Estimates," under the caption "Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses" for a discussion of the Company's reserving process and the factors considered by the Company's actuaries in estimating the Company's Property and Casualty Insurance Reserves.

If the Company is unable to charge competitive yet profitable rates to its customers, the Company's business, results of operations and financial condition could be materially and adversely affected.

The Company considers trends in the severity and frequency of claims and other factors when determining the premium rates to charge for its property and casualty insurance products. An unanticipated change in any one or more of these factors or trends, as well as a change in competitive conditions, may result in inadequate premium rates charged for insurance policies issued by Kemper's property and casualty insurance subsidiaries in the future. Typically there is a time lag between when changes in frequency and severity are identified and when rate changes are approved, implemented and earned in. Material changes in frequency and severity and the time lag between when rates are approved, implemented and earned into the Company's results of operations may have a material adverse impact on the Company's operations. Because of restrictions placed on the Company's ability to increase premium rates in certain states, including California, a pricing inadequacy may continue for a prolonged period. These pricing inadequacies have had and could continue to have a material impact on the Company's operating results in recent periods. If the Company overestimates the severity or frequency of claims and other factors in determining the rates to charge for insurance products, the rates for the Company's products could be noncompetitive and result in loss of revenue and market share.

Catastrophe losses could materially and adversely affect the Company's results of operations, liquidity and/or financial condition.

Kemper's property and casualty insurance subsidiaries are subject to claims arising out of catastrophes that may have a significant effect on their results of operations, liquidity and financial condition. Catastrophes can be caused by various events, including, but not limited to, hurricanes, tornadoes, windstorms, earthquakes, hailstorms, explosions, severe winter weather, wildfires and pandemics, and may also include man-made events, such as cyber events, terrorist attacks, and hazardous material spills. The incidence, frequency and severity of catastrophes are inherently unpredictable and may be impacted by the uncertain effects of climate change, which could cause increases in hurricanes, floods, wildfires, and other risks that could produce losses affecting our business. The extent of the Company's losses from a catastrophe is a function of both the total amount of its insured exposure in the geographic area affected by the event and the severity of the event. The effects of inflation could increase the severity of claims resulting from a catastrophe. For example, in recent periods, the effects of inflation, including as a result of post-event damage surge, have increased catastrophe losses, and this could continue in the future. Furthermore, the Company could experience more than one severe catastrophic event in any given period.

The property and casualty insurance subsidiaries use catastrophe modeling tools developed by third parties to project their potential exposure to property damage resulting from certain types of catastrophic events under various scenarios. These models are based on various assumptions and judgments which may turn out to be wrong or materially different than our actual results. The actual impact of one or more catastrophic events could adversely and materially differ from these projections.

Kemper's life insurance subsidiaries are particularly exposed to risks of catastrophic mortality, such as pandemics or other events that result in large numbers of deaths. For example, the COVID-19 pandemic resulted in increased mortality that had an adverse impact on our Life business. See the risk factor below titled *"The impact of COVID-19 and related economic conditions could materially affect Kemper's results of operations, financial position and/or liquidity."* In addition, the occurrence of such an event in a concentrated geographic area could have a severe disruptive effect on the Company's workforce and business operations. The likelihood and severity of such events cannot be predicted and are difficult to estimate.

Changes in the availability and cost of catastrophe reinsurance and in the ability of reinsurers to meet their obligations could result in Kemper's insurance subsidiaries retaining more risk and could adversely and materially affect the Company's results of operations, financial condition and/or liquidity.

Kemper's property and casualty insurance subsidiaries seek to reduce their exposure to catastrophe losses through the purchase of catastrophe reinsurance. Catastrophe reinsurance does not relieve these subsidiaries of their direct liability to their policyholders. As long as the reinsurers meet their obligations, the net liability for each subsidiary is limited to the amount of risk it retains. While Kemper's subsidiaries' principal reinsurers are each rated "A-" or better by A.M. Best at the time reinsurance is purchased, the Company cannot be certain that reinsurers will pay the amounts due from them either now, in the future, or on a timely basis. A reinsurer's insolvency or inability to make payments under the terms of its reinsurance agreement could materially and adversely affect the Company's financial position, results of operations and liquidity.

In addition, market conditions beyond the Company's control determine the availability and cost of the reinsurance protection that Kemper's property and casualty insurance subsidiaries may purchase. A decrease in the amount of reinsurance coverage that these subsidiaries purchase generally should increase their risk of a more severe loss. If the amount of available reinsurance is reduced, the cost to obtain reinsurance may increase or Kemper's subsidiaries may be unable to obtain sufficient reinsurance on acceptable terms, which could adversely affect their ability to write future insurance policies or result in their retaining more risk with respect to those policies.

The extent to which Kemper's insurance subsidiaries can manage their catastrophe exposure through underwriting strategies may be limited by law or regulatory action and could adversely and materially affect the Company's results of operations, financial condition and/or liquidity.

Kemper's property and casualty insurance subsidiaries also manage their exposure to catastrophe losses through underwriting strategies such as reducing exposures in, or withdrawing from, catastrophe-prone areas, establishing appropriate guidelines for insurable structures, and setting appropriate rates, deductibles, exclusions and policy limits. The extent to which Kemper's subsidiaries can manage their exposure through these strategies may be limited by law or regulatory action. For example, laws and regulations may limit the rate or timing at which insurers may not renew insurance policies in catastrophe-prone areas or require insurers to participate in wind pools and joint underwriting associations. Generally, participation in these pools and associations is based on an insurer's market share determined on a state-wide basis. Accordingly, even though Kemper's property and casualty insurance subsidiaries may not incur a direct insured loss as a result of managing direct catastrophe exposures, they may incur indirect losses from required participation in pools and associations. In addition, laws and regulations

requiring prior approval of policy forms and premium rates may limit the ability of Kemper's property and casualty insurance subsidiaries to increase rates or deductibles on a timely basis, which may result in additional losses or lower returns than otherwise would have occurred in an unregulated market.

Risks Relating to Competition

A downgrade in the ratings of Kemper or its insurance subsidiaries below A- could materially and adversely affect the Company.

Third-party rating agencies assess the financial strength and rate the claims-paying ability of insurance companies based on criteria established by the rating agencies. Third-party ratings are important competitive factors in the insurance industry. Financial strength ratings are used to assess the financial strength and quality of insurers. Ratings agencies may downgrade the ratings of Kemper and/or its insurance subsidiaries or require Kemper to retain more capital in its insurance businesses to maintain existing ratings following developments that they deem negative. This can include factors directly related to the Company, such as an increase in the catastrophic risk retained by Kemper's insurance subsidiaries, or developments in industry or general economic conditions. A downgrade by A.M. Best in the ratings of Kemper's insurance subsidiaries below A-, particularly those operating in the preferred and standard market or offering homeowners insurance, could result in a substantial loss of business if independent agents and brokers or policyholders move to other companies with higher claims-paying and financial strength ratings. Any substantial loss of business could materially and adversely affect the financial condition and results of operations of such subsidiaries. A downgrade in Kemper's credit rating by Standard & Poor's ("S&P"), Moody's Investors Services ("Moody's") or Fitch Ratings ("Fitch") may reduce Kemper's ability to cost-effectively access the capital markets or may increase the cost to refinance existing debt.

The insurance industry is highly competitive, making it difficult to grow profitability and within expectations of investors.

The Company's insurance businesses face significant competition, and their ability to compete is affected by a variety of issues relative to others in the industry, such as management effectiveness, product pricing, service quality, ease of doing business, innovation, financial strength and name recognition. Additionally, in recent years, various types of investors have increasingly sought to participate in the insurance industry. Well-capitalized new entrants to the property and casualty insurance industry, or existing competitors that receive substantial infusions of capital or access to third-party capital, provide increasing competition, which may adversely impact our business and profitability. Competitive success is based on many factors, including, but not limited to, the following:

- Competitiveness of prices charged for insurance policies;
- Sophistication of pricing segmentation;
- Design and introduction of insurance products to meet emerging consumer trends;
- Ability to attract and retain experienced industry talent;
- Selection and retention of agents and other business partners;
- Compensation paid to agents;
- Underwriting discipline;
- Selectiveness of sales markets;
- Effectiveness of marketing materials and name recognition;
- Product and technological innovation;
- Effectiveness of online servicing platforms;
- Ability to settle claims timely and efficiently;
- Ability to detect and prevent fraudulent insurance claims;
- Effectiveness of deployment and use of information technology across all aspects of operations;
- Ability to control operating expenses;
- Financial strength ratings; and
- Quality of services provided to, and ease of doing business with, independent agents and brokers or policyholders.

The inability to compete effectively in any of the Company's insurance businesses could materially reduce the Company's customer base and revenues and could materially and adversely affect the future results and financial condition of the Company.

See "Competition" in Item 1 of Part I for more information on the competitive rankings in the property and casualty insurance markets and the life insurance markets, respectively, in the United States.

Risks Relating to Legal and Regulatory Environment

Kemper's insurance subsidiaries are subject to significant regulation, and the evolving legal and regulatory landscape in which they operate could result in increased operating costs, reduced profitability and limited growth.

Kemper's insurance subsidiaries operate under an extensive insurance regulatory system. Current laws and regulations affect a wide variety of matters, including policy forms, premium rates, licensing, market conduct, trade practices, claims handling practices, reserve and loss ratio requirements, investment standards, statutory capital and surplus requirements, restrictions on the payment of dividends, approvals of transactions involving a change in control of one or more insurance companies, restrictions on transactions among affiliates, climate change, and consumer privacy and data security. Kemper subsidiaries must also file annual and quarterly financial reports and holding company reports. Pre-approval requirements often restrict or delay actions to implement premium rate changes for insurance policies, or to introduce new, or make changes to existing, policy forms and many other actions. These delays can adversely impact Kemper's business, especially where external factors, such as the COVID-19 pandemic, may result in a pricing imbalance for the Company's insurance products.

Insurance regulators conduct periodic examinations of Kemper's insurance subsidiaries and can suspend or delay operations or licenses, require corrective actions, and impose penalties or other remedies available for compliance failures. For a more detailed discussion of the regulations applicable to Kemper's subsidiaries and related emerging developments, see "Regulation" in Item 1.

These laws and regulations, and their application by regulators and courts, are subject to continuous interpretation and revision. The legal and regulatory landscape within which Kemper's insurance subsidiaries conduct their businesses is often unpredictable. As industry practices and regulatory, judicial, political, social and other conditions change, new issues may emerge. These changes and emerging issues could adversely affect Kemper's business in a variety of ways, including, for example, by expanding coverages beyond the underwriting intent, increasing the number or size of claims increasing the likelihood of class-action suits and other legislative and judicial actions, accelerating the payment of claims, repealing or weakening tort reforms or otherwise adding to operational costs or adversely affecting the Company's competitive advantages. Practices in the industry or within the Company that were once considered approved, compliant and reasonable may suddenly be deemed unacceptable by virtue of a court or regulatory ruling or changes in regulatory enforcement policies and practices. It is not possible for the Company to predict such shifts in legal or regulatory enforcement or to accurately estimate the impact they may have on the Company and its operations.

One area where the legal and regulatory landscape experienced significant change is in connection with the mandated use of death verification databases by life insurance companies. A majority of states now have laws requiring insurers to proactively use such databases, including the Social Security Administration's Death Master File (the "DMF"), in order to ascertain if an insured may be deceased. Kemper cannot predict whether additional states will enact similar legislation. These laws require the insurer to initiate the claims process even though the insureds' beneficiaries have not submitted a claim and the insurer was otherwise unaware of the insured's death. In a related development, many states expanded their unclaimed property laws, particularly as they relate to life insurance proceeds, and have examined life insurance companies with respect to the reporting and remittance of such proceeds under these laws. The push to alter practices previously considered lawful and appropriate relative to both claims handling and remittance of life insurance proceeds has led to the Company's involvement in compliance audits, market conduct examinations and litigation. The Company has a comprehensive process in place to compare life insurance records against the DMF and other databases to determine if any of its insureds may be deceased. See Note 2, "Summary of Accounting Policies and Accounting Changes" to the Consolidated Financial Statements for further details.

In addition, there is increased legislative and regulatory focus on cybersecurity and on amendments to state holding company laws that expand the oversight and examination powers of insurance regulators beyond licensed insurance companies to include non-insurance affiliates and their organizations as a whole, particularly with respect to enterprise risk. See the discussion of these matters under "Regulation" in Item 1.

These developments and significant changes in, or new interpretations of, existing laws and regulations could make it more expensive for Kemper's insurance subsidiaries to conduct and grow their businesses which could materially impact the Company's operating results.

Kemper has a significant concentration of personal automobile insurance business in California and Florida, and negative developments in the regulatory, legal or economic conditions in these states may adversely affect the Company's profitability.

California and Florida represented 69% of the Company's total personal automobile insurance gross written premiums in 2022. Consequently, the dynamic nature of regulatory, legal, competitive and economic conditions in these states affects Kemper's revenues and profitability. For example, in Florida, recent unfavorable court decisions to the insurance industry for Florida personal injury protection ("PIP") resulting in increased severity in PIP coverage has resulted in significant adverse loss and LAE reserve development in 2021. Further, both California and Florida have regulations that limit the after-tax return on underwriting profit allowed for an insurer. Changes in any of these conditions could negatively impact the Company's results of operations.

Legal and regulatory proceedings are unpredictable and could produce one or more unexpected outcomes that could materially and adversely affect the Company's financial results for any given period.

Kemper and its subsidiaries are from time to time involved in lawsuits, regulatory inquiries and other legal proceedings arising out of the ordinary course of their businesses. Some of these proceedings may involve matters particular to Kemper or one or more of its subsidiaries, while others may pertain to industry business practices. Some lawsuits may seek class action status that, if granted, could expose the Company to potentially significant liability by virtue of the size of the punitive classes. These matters often raise difficult factual and legal issues and are subject to uncertainties and complexities. The outcomes of these matters are difficult to predict, and the amounts or ranges of potential loss at particular stages in the proceedings are in most cases difficult or impossible to ascertain. Even where the possibility of an adverse outcome is remote under traditional legal analysis, juries sometimes substitute their subjective views in place of facts and established legal principles. Given the unpredictability of the legal and regulatory landscape in which the Company operates, there can be no assurance that one or more of these matters will not produce a result that could materially and adversely affect the Company's financial results for any given period.

For information about the Company's pending legal proceedings, see Note 26, "Contingencies," to the Consolidated Financial Statements.

Changes in the availability of insurance coverage or in the ability of insurers to meet their obligations could result in the Company being exposed to significant losses.

Kemper maintains insurance coverage to limit its risk exposure to certain perils, including cybersecurity, errors and omissions, directors and officers liability insurance, and other financial indemnity coverages. The availability of these coverages could be significantly reduced in the future and there is no guarantee that if coverage is available it will be in an amount sufficient to cover the losses of one or more covered incidents or on terms that Kemper finds acceptable. An insurer's insolvency or inability to make payments under the insurance coverage it provides to Kemper could also result in Kemper being exposed to significant losses.

The Company could be adversely affected by future changes in U.S. Federal income tax laws

Changes to tax laws or interpretation of such laws could increase Kemper's corporate tax and reduce earnings. It is possible that tax law could be changed through a technical corrections bill or with entirely new legislation or be interpreted by regulatory authorities in a manner different than the Company's interpretation. It is difficult to predict whether there will be any tax law changes, guidance issued by tax authorities or other interpretations which would have a material adverse effect on our business or financial condition, as the impact of proposals on our business can vary substantially depending upon the specific changes or further guidance made and how the changes or guidance are implemented by the taxing authorities.

If our controls designed to ensure compliance with guidelines, policies and legal and regulatory standards are not effective, the Company could be adversely affected.

Kemper's business is highly dependent on its ability engage on a real-time basis in a large number of insurance underwriting, claim processing and investment activities, and these are highly sophisticated yet complicated and constantly evolving. These activities are frequently subject to internal guidelines and policies, as well as legal and regulatory standards. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system's objectives will be met. If the Company's controls are not effective (including with respect to the prevention or identification of misconduct by employees or others with whom we do business), it could lead to financial loss, unanticipated risk exposure (including

underwriting, credit and investment risk), errors in financial reporting, litigation, regulatory proceedings or damage to our reputation.

Risks Relating to Security of Personal Data, Availability of Critical Systems, and Technology Initiatives

Failure to protect against system security breaches that compromise personal data held by the Company or its business partners could result in business interruption, legal and consulting fees, regulatory penalties, litigation, lost business, reputational harm, and other liabilities and expenses.

Kemper's insurance subsidiaries obtain, process and store vast amounts of personal data that can present significant risks to the Company and its customers, employees and other affected individuals. An increasing array of laws and regulations govern the use, transfer and storage of such data, including, for example, social security numbers, credit card data, driver's license numbers and protected health information. The Company uses an array of sophisticated security measures and policies and procedures designed to enhance security of the Company's data systems. Notwithstanding these efforts, the Company's data systems, as well as those of third party administrators and other business partners working on behalf of the Company, are vulnerable to security breaches due to the increasing sophistication and frequency of cyber attacks, viruses, ransomware, spyware and other malware and infiltration methods, hackers and other external hazards, as well as equipment and system failures and inadvertent errors, negligence or intentional misconduct of employees and/or contractors. The Company also relies on the ability of its business partners to maintain secure systems and processes that comply with legal requirements and protect personal data. The Company and its third party administrators and other business partners regularly defend against and respond to data security threats and investigate and remediate breaches that have occurred.

System security breaches can result in data loss, business interruption, reputational damages, ransom demands, investigations and litigation. The Company has been and may continue to be exposed to damages, regulatory penalties and other liabilities, reputational risk and significant increases in compliance and litigation costs.

If Kemper is unable to send or accept electronic payments, our business and financial results could be adversely affected.

The Company relies increasingly on electronic payments from policyholders, including, but not limited to, payment by credit and debit cards. Kemper's ability to use electronic payments depends on its ability to comply with applicable laws and regulations and with the rules of the various payment networks. Failure to maintain compliance with laws and industry rules and regulations governing such transactions could result in additional costs and damages. For example, in the event of non-compliance with the Payment Card Industry Data Security Standard, an information security framework for organizations that handle cardholder information for the major debit, credit, prepaid, and other payment card methods, Kemper's insurance subsidiaries could be prohibited from collecting premium payments from customers by way of such methods and be subject to significant fines.

Failure to maintain the availability of critical systems could result in business interruption, lost business, reputational harm, penalties and other costs.

The Company's business operations rely on the continuous availability of its own computer systems, systems and software hosted by vendors, and computer systems used by third party administrators and contractors working on behalf of the Company. From time to time these systems have been, and may again be, adversely affected or disrupted by cyber attacks or other data breaches, natural and man-made catastrophes or other significant events. The failure of the Company, or its third party administrators or other business partners, to maintain business continuity in the wake of such events may prevent the timely performance of critical processes across its operations, including, for example, insurance policy administration, claims processing, billing, payment processing, treasury and investment operations and payroll and other employer-related functions. These failures could result in significant loss of business, increased costs, fines and other adverse consequences.

Technology initiatives could present significant economic and competitive challenges to the Company. Failure to complete and implement such initiatives in a timely manner could result in the loss of business and incurrence of internal use software development costs that may not be recoverable.

Data and analytics play an increasingly important role in the insurance industry. The Company may periodically initiate multi-year technology projects to enhance operations or replace systems. While technology developments can facilitate the use and enhance the value of data and analytics, streamline business processes and ultimately reduce the cost of operations, technology initiatives can present significant economic and organizational challenges to the Company and potential short-term cost and implementation risks. In addition, projections of expenses and implementation schedules could change materially and costs could escalate over time, while the ultimate utility of a technology initiative could deteriorate over time or system development

projects may not deliver the benefits or perform as expected. If the Company does not effectively and efficiently manage and upgrade our technology portfolio, or if the costs of doing so are higher than expected, the Company's ability to provide competitive services to, and conduct business with, new and existing customers in a cost effective manner and the Company's ability to implement our strategic initiatives could be adversely impacted.

Due to the highly-regulated nature of the financial services industry, the Company also faces rising costs and competing time constraints in adapting technology to meet compliance requirements of new and proposed regulations. The costs to develop and implement systems to replace the Company's existing systems and to comply with new regulatory requirements as needed are expected to be material. Due to the complexities involved, there can be no assurances that new system development and implementation projects will be successful, that the costs for such projects will not exceed estimates and that the incurred costs will be recoverable. Furthermore, failure to implement replacement systems in a timely manner could result in loss of business from the Company's delay or inability to design and introduce new insurance products that meet emerging consumer needs and competitive trends.

Risks Relating to Investments

The Company's investment portfolio is exposed to a variety of risks that may negatively impact net investment income, the change in fair value of equity and convertible securities and cause realized and unrealized losses.

The Company maintains a diversified investment portfolio that is exposed to significant financial and capital market risks, including interest rate (risk-free and spread), equity price, and liquidity, as well as risks from changes in tax laws and regulations and other risks from changes in general economic conditions.

The interest rate environment has a significant impact on the Company's financial results and position. An increase in interest rates or credit spreads would generally reduce the carrying value of the Company's investment portfolio, particularly fixed income securities, and limited liability investment companies and limited partnerships accounted for under the equity method of accounting ("Equity Method Limited Liability Investments") that invest in distressed and mezzanine debt of other companies that exhibit debt-like characteristics. A decline in interest rates would adversely affect the Company's investment income as it invests cash in new investments that may yield less than the portfolio's average rate. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities the Company holds as investments more quickly than the Company initially expected. Such prepayment or redemption action may cause the Company to reinvest the redeemed proceeds in lower yielding investments.

Kemper's Life business writes long duration insurance contracts which are priced in consideration of the interest rate environment. If the Company is not able to purchase investments that match that duration of the liabilities and there is a decline in interest rates, the Company could experience a significant deterioration in results.

The Company invests a portion of its investment portfolio in equity securities, which generally have more volatile returns than fixed income securities and may experience sustained periods of depressed values. There are multiple factors that could negatively impact the performance of the Company's equity portfolio, including general economic conditions, industry or sector deterioration and issuer-specific concerns. A decline in equity values will result in losses being recognized by the Company in the period such change in fair value occurs, which may be significant. In addition, a decline in equity values may result in a decrease in dividend income.

Interest rates and equity returns also have a significant impact on the Company's pension and other post-retirement employee benefit plans. In addition to the impact on carrying values and yields of the underlying assets of the funded plans, interest rates also impact the discounting of the projected and accumulated benefit obligations of the plans. A decrease in interest rates may have a negative impact on the funded status of the plans.

The nature and cash flow needs of the Company present certain liquidity risks that may impact the return of the investment portfolio. If the Company were to experience several significant catastrophic events over a relatively short period of time, investments may have to be sold in advance of their maturity dates to fund payments to claimants, which could result in realized losses. Additionally, increases in illiquidity in the financial markets may increase uncertainty in the valuations of the Company's investments. This increases the risk that the fair values reported in the Company's consolidated financial statements may differ from the actual price that may be obtained in an orderly sales transaction.

The Company has also benefited from certain tax laws related to its investment portfolio, including dividends received deductions and tax-exempt investment income. Changes in tax laws may have a detrimental effect on the after-tax return of the Company's investment portfolio. A reduction in income tax rates could also reduce the demand for tax-preferenced securities and result in a decline in the value of the Company's investment portfolio of such securities.

The Company's entire investment portfolio is subject to broad risks inherent in the financial markets, including, but not limited to, inflation, regulatory changes, inactive capital markets, governmental and social stability, economic outlooks, unemployment, and recession. Changes to these risks and how the market perceives them may impact the financial performance of the Company's investments, and in such cases, more securities may require additional subjectivity and management judgment.

Kemper and its insurance subsidiaries are subject to various capital adequacy measurements that are significantly impacted by various characteristics of their invested assets, including, but not limited to, asset type, class, duration and credit rating. The Company's insurance subsidiaries are also subject to various limitations on the amounts at which they can invest in individual assets or certain asset classes in the aggregate. Asset risk is one factor used by insurance regulators and rating agencies to determine required capital for Kemper's insurance subsidiaries. Accordingly, a deterioration in the quality of the investments held by Kemper's insurance subsidiaries or an increase in the investment risk inherent in their investment portfolios could increase capital requirements. See the risk factor below titled "*The ability of Kemper to service its debt, pay dividends to its shareholders and/or fund targeted transactions may be materially impacted by lack of timely and/or sufficient dividends received from its subsidiaries.*" These factors may inhibit the Company from shifting its investment mix to produce higher returns. The Company is also subject to concentration of investment risk to the extent that the portfolio is heavily invested, at any particular time, in specific asset types, classes, industries, sectors or collateral types, among other defining features. Developments and the market's perception thereof in any of these concentrations may exacerbate the negative effects on the Company's investment portfolio compared to other companies.

The determination of the fair values of the Company's investments and whether a decline in the fair value of an investment is other-than-temporary are based on management's judgment and may prove to be materially different than the actual economic outcome.

The Company holds a significant amount of assets without readily available, active, quoted market prices or for which fair value cannot be measured from actively quoted prices. These assets are generally deemed to require a higher degree of judgment in measuring fair value. The assumptions used by management to measure fair values could turn out to be different than the actual amounts that may be realized in an orderly transaction with a willing market participant could be either lower or higher than the Company's estimates of fair value.

The Company reviews its investment portfolio for factors that may indicate that a decline in the fair value of an investment is other-than-temporary. This evaluation is based on subjective factors, assumptions and estimates and may be materially different than the actual economic outcome, which may result in the Company recognizing additional losses in the future as new information emerges or recognizing losses currently that may never materialize in the future in an orderly transaction with a willing market participant.

Risks Relating to Servicing Debt, Paying Dividends and/or Fund Targeted Transactions

The ability of Kemper to service its debt, pay dividends to its shareholders and/or fund targeted transactions may be materially impacted by lack of timely and/or sufficient dividends received from its subsidiaries.

As a holding company, Kemper depends on the dividend income that it receives from its subsidiaries as a primary source of funds to meet its payment obligations. Kemper's insurance subsidiaries are subject to regulatory restrictions under insurance laws and regulations that limit their ability to declare and pay dividends. These laws and regulations impose minimum solvency and liquidity requirements on dividends between affiliated companies and require prior notice to, and may require approval from, state insurance regulators before dividends can be paid. In addition, third-party rating agencies monitor statutory capital and surplus levels for capital adequacy. Even though a dividend may be payable without regulatory approval, an insurance subsidiary may forgo paying a dividend to Kemper and retain the capital to maintain or improve ratings or to offset increases in required capital from increases in premium volume or investment risk. The inability of one or more of Kemper's insurance subsidiaries to pay sufficient dividends to Kemper may materially affect Kemper's ability to pay its debt obligations on time, pay dividends to its shareholders or undertake funding for targeted transactions.

General Risks Relating to Mergers, Acquisitions, Divestitures, and/or other Strategic Initiatives

The expected benefits and synergies from mergers, acquisitions, divestitures, and/or other new strategic initiatives may not be realized to the extent anticipated or within the anticipated time frames.

The Company routinely evaluates opportunities for transactions such as mergers, acquisitions, divestitures, and/or other strategic initiatives that would enhance its business and align with the Company's strategic plans. Kemper's ability to achieve

the anticipated financial benefits from transactions may not be realized due to any number of factors, including, but not limited to, integration or execution difficulties or failures that may result in substantial disruptions, costs, or delays and adversely affect the Company's ability to compete, the loss of key agents/brokers, customers or employees, unexpected or underestimated liabilities, increased costs, fees, expenses and charges related to transactions, or may be delayed by factors outside of the Company's control. Furthermore, these adverse events could result in a decrease in the estimated fair value of goodwill or other intangible assets established as a result of such transactions, triggering an impairment. Failure to successfully and timely realize the anticipated benefits of these transactions or initiatives could have a negative impact on Kemper's financial condition, profitability, and results from operations.

Risks Relating to COVID-19

The impact of the COVID-19 pandemic and related economic conditions have had and could continue to have a material effect on Kemper's results of operations, financial position and/or liquidity.

Beginning in March 2020, the global pandemic related to the novel coronavirus that causes COVID-19 began to adversely impact the global economy and resulted in an enormous global economic downturn, including in the United States where the Company predominantly conducts its operations. While overall economic activity rebounded significantly in 2022, the effects of the COVID-19 pandemic continued throughout 2022.

As the result of the COVID-19 pandemic and the related economic consequences, including governmental responses to the pandemic and the effects of the dramatic surge in economic activity as pandemic lockdowns ended, the Company experienced in 2022 a significant increase in loss frequency and severity in its Property and Casualty line of business. In addition, COVID's emerging variants, now and in the future, may result in increased mortality, which may adversely affect the Life business. As the impact of the pandemic continues to be felt, the Company could be subject to the following risks, any of which could individually or collectively have a material, adverse effect on its business, financial condition, liquidity, and results of operations as a result of COVID-19:

- Adverse impact on economic conditions, including increased rate of inflation, negative impact on employment levels, supply chain disruptions, and changing consumer patterns that could impact Kemper's businesses
- Adverse impact on investment portfolio as a result of ratings downgrades, increased bankruptcies and credit spread widening in distressed industries
- Increase in estimated credit losses on fixed maturity investments held at fair value as well as other investments and receivables from policyholders
- Increased cybersecurity and business interruption risk resulting from an increased overall reliance on our IT infrastructure due to a distributed workforce
- Increased risk to key employees should a variant emerge and dominate a region of the United States

Risks Relating to General Economic and Market Factors

Changes in the global economy and capital markets could adversely impact the Company's results of operations and financial condition.

Significant changes in the economic and capital market environment could adversely affect consumer demands for the Company's products, results of operations, investment returns and financial condition. The following are examples of economic market conditions that could adversely affect the Company's financial condition, liquidity, and results of operations:

- Volatility in debt and equity markets
- Changes in interest rates
- Increases in inflation
- Reduced availability of credit
- Economic downturns
- Increased unemployment and reduced consumer spending

Stressed conditions, volatility and disruptions in global capital markets or financial asset classes could adversely affect our investment portfolio.

The Company's deferred tax assets could become impaired which would adversely impact the Company's results of operations and financial condition.

The realization of deferred tax assets depends on the recognition of sufficient taxable income and character. If future events differ from our current forecasts, it is possible we could determine that some or all of our gross deferred tax assets cannot be realized and a deferred tax valuation allowance would be recorded as an adverse charge.

Item 1B.   Unresolved Staff Comments.

The Company has no unresolved staff comments issued more than 180 days before December 31, 2022, the date of this Annual Report on Form 10-K.

Item 2.   Properties.

Owned Properties

Kemper's subsidiaries together own and occupy twelve buildings located in seven states consisting of approximately 403,000 square feet in the aggregate. Kemper's subsidiaries hold, solely for investment purposes, additional properties that are not occupied by Kemper or its subsidiaries. Included in Kemper's owned and occupied properties is a corporate data processing facility with aggregate square footage of approximately 110,000 square feet.

Leased Facilities

The Company leases four floors, or approximately 92,000 square feet, in an 83-story office building in Chicago, Illinois, for its corporate headquarters. The lease expires on December 31, 2033. Kemper's property and casualty insurance subsidiaries lease facilities with an aggregate square footage of approximately 581,000 at 18 locations in nine states. The latest expiration date of the existing leases is in June 2031. Kemper's life and health insurance subsidiaries lease facilities with aggregate square footage of approximately 376,000 at 98 locations in 23 states. The latest expiration date of the existing leases is in September 2029.

The properties described above are in good condition. The properties utilized in the Company's operations consist of facilities suitable for general office space, call centers and data processing operations. Leased properties with aggregate square footage of 280,000 are not currently utilized in the Company's operations and are not expected to be utilized by the Company throughout the remainder of their respective lease terms.

Item 3.   Legal Proceedings.

Proceedings

Information concerning pending legal proceedings is incorporated herein by reference to Note 26, "Contingencies," to the Consolidated Financial Statements.

Item 4.   Mine Safety Disclosures.

Not applicable.


PART II


Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Kemper's common stock is traded on the NYSE under the symbol of "KMPR."

Holders

As of January 31, 2023, the number of record holders of Kemper's common stock was 2,715.

Dividends

Quarterly information pertaining to payment of dividends on Kemper's common stock is presented below.

	Three Months Ended				Year Ended
DOLLARS PER SHARE	**Mar 31, 2022**	**Jun 30, 2022**	**Sep 30, 2022**	**Dec 31, 2022**	**Dec 31, 2022**
Cash Dividends Paid to Shareholders (per share)	$ 0.31	$ 0.31	$ 0.31	$ 0.31	$ 1.24

	Three Months Ended				Year Ended
DOLLARS PER SHARE	**Mar 31, 2021**	**Jun 30, 2021**	**Sep 30, 2021**	**Dec 31, 2021**	**Dec 31, 2021**
Cash Dividends Paid to Shareholders (per share)	$ 0.31	$ 0.31	$ 0.31	$ 0.31	$ 1.24

Kemper's insurance subsidiaries are subject to various state insurance laws that may restrict the ability of these insurance subsidiaries to pay dividends without prior regulatory approval. See MD&A, "Liquidity and Capital Resources" and Note 16, "Shareholders' Equity," to the Consolidated Financial Statements for information on Kemper's ability and intent to pay dividends.

Issuer Purchases of Equity Securities

On May 6, 2020, Kemper's Board of Directors authorized the repurchase of up to an additional $200.0 million of Kemper common stock, in addition to the $133.3 million remaining under the August 6, 2014 authorization, bringing the remaining share repurchase authorization to approximately $333.3 million. As of December 31, 2022, the remaining share repurchase authorization was $171.6 million under the repurchase program.

During the year ended 2022 Kemper did not repurchase any of its common stock. During the years ended 2021 and 2020 Kemper repurchased and retired approximately 2,085,000 and 1,617,000 shares, respectively, of its common stock under its share repurchase authorization for an aggregate cost of $161.7 million and $110.4 million and an average cost per share of $77.58 and $68.29, respectively.

These purchases were made in the open market in accordance with applicable federal securities laws, including Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934.

Kemper Common Stock Performance Graph

The following graph assumes $100 invested on December 31, 2017 in (i) Kemper common stock, (ii) the S&P MidCap 400 Index and (iii) the S&P Supercomposite Insurance Index, in each case with dividends reinvested. Kemper is a constituent of each of these two indices.

The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Kemper common stock.



Company / Index	2017	2018	2019	2020	2021	2022
Kemper Corporation	$ 100.00	$ 97.70	$ 115.57	$ 116.54	$ 90.78	$ 77.89
S&P MidCap 400 Index	100.00	88.92	112.21	127.54	159.12	138.34
S&P Supercomposite Insurance Index	100.00	90.33	116.11	114.60	148.83	162.71

Item 6.   Selected Financial Data.

[Reserved]

MDA Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

Index to
Management's Discussion and Analysis of
Financial Condition and Results of Operations

SUMMARY OF RESULTS

Net Loss was $301.2 million ($(4.72) per unrestricted common share) for the year ended December 31, 2022, compared to Net Loss of $120.5 million ($(1.87) per unrestricted common share) for the year ended December 31, 2021.

A reconciliation of Net (Loss) Income to Adjusted Consolidated Net Operating (Loss) Income (a non-GAAP financial measure) for the years ended December 31, 2022, 2021 and 2020 is presented below.

DOLLARS IN MILLIONS	2022	2021	Change in Loss from 2021 to 2022	2020	Change in (Loss) Income from 2020 to 2021
Net (Loss) Income	$ (301.2)	$ (120.5)	$ (180.7)	$ 409.9	$ (530.4)
Less:					
(Loss) Income from Change in Fair Value of Equity and Convertible Securities	(63.1)	90.5	(153.6)	57.0	33.5
Net Realized Investment Gains	3.4	51.2	(47.8)	30.1	21.1
Impairment Losses	(20.4)	(8.7)	(11.7)	(15.4)	6.7
Acquisition and Disposition Related Transaction, Integration, Restructuring and Other Costs	(61.3)	(34.7)	(26.6)	(50.0)	15.3
Debt Extinguishment, Pension and Other Charges	(2.9)	—	(2.9)	(50.6)	50.6
Adjusted Consolidated Net Operating (Loss) Income	$ (156.9)	$ (218.8)	$ 61.9	$ 438.8	$ (657.6)
Components of Adjusted Consolidated Net Operating (Loss) Income:					
Segment Net Operating (Loss) Income:					
Specialty Property & Casualty Insurance	$ (147.4)	$ (196.1)	$ 48.7	$ 337.9	$ (534.0)
Preferred Property & Casualty Insurance	(25.9)	(12.5)	(13.4)	3.5	(16.0)
Life & Health Insurance	54.2	28.2	26.0	60.0	(31.8)
Segment Net Operating (Loss) Income	(119.1)	(180.4)	61.3	401.4	(581.8)
Corporate and Other Net Operating (Loss) Income From:					
Partial Satisfaction of Judgment	—	—	—	70.6	(70.6)
Other	(37.8)	(38.4)	0.6	(33.2)	(5.2)
Corporate and Other Net Operating (Loss) Income	(37.8)	(38.4)	0.6	37.4	(75.8)
Adjusted Consolidated Net Operating (Loss) Income	$ (156.9)	$ (218.8)	$ 61.9	$ 438.8	$ (657.6)

Net (Loss) Income

2022 Compared with 2021

Net Loss increased by $180.7 million in 2022, compared to 2021, due primarily to increased losses from Change in Fair Value of Equity and Convertible securities, decreased Net Realized Investment Gains, and increased Acquisition and Disposition Related Transaction, Integration, Restructuring and Other Costs, partially offset by lower Adjusted Consolidated Net Operating Losses. Adjusted Consolidated Net Operating Loss decreased by $61.9 million in 2022, compared to 2021, due primarily to lower Specialty Property & Casualty Segment Insurance Net Operating Loss, higher Life & Health Insurance Segment Net Operating Income and lower Corporate and Other Net Operating Losses, partially offset by higher Preferred Property & Casualty Net Operating Losses.

See MD&A, "Specialty Property & Casualty Insurance", "Preferred Property & Casualty Insurance" and "Life & Health Insurance," for discussion of each respective segment's results. Corporate and Other Net Operating Loss decreased due primarily to increased Net Investment Income.

The Company's investment results were unfavorable in 2022, compared to 2021, primarily driven by a $153.6 million after-tax decrease from the change in fair value of the equity and convertible securities, $47.8 million after-tax decrease from net realized gains on sales of investments, and $11.7 million after-tax increase in impairment losses. See MD&A, "Investment Results," MD&A, "Income Taxes," and Note 26, "Contingencies." to the Consolidated Financial Statements for additional discussion.

SUMMARY OF RESULTS (Continued)

Revenues

2022 Compared with 2021

Earned Premiums were $5,266.3 million in 2022, compared to $5,253.7 million in 2021, an increase of $12.6 million. Earned Premiums in the Specialty Property & Casualty Insurance segment increased by $97.9 million for the year ended December 31, 2022. Earned Premiums in the Preferred Property & Casualty Insurance segment decreased by $56.2 million for the year ended December 31, 2022. See MD&A, "Specialty Property & Casualty Insurance" and "Preferred Property & Casualty Insurance" for discussion of the changes in each segment's earned premiums.

Net Investment Income decreased by $4.7 million in 2022 due primarily to lower valuations on Equity Method Limited Liability Investments, lower balances in Equity Securities, and lower rate on Fixed Income Securities, partially offset by higher levels of investments in Fixed Income Securities and Company-Owned Life Insurance.

Loss related to Changes in Value of Alternative Energy Partnership Investments was $19.9 million for the year ended December 31, 2022, compared to a net loss of $61.2 million for the same period in 2021. Tax benefits related to the Alternative Energy Partnership Investments were $8.0 million, compared to tax benefits of $79.0 million for the year ended December 31, 2022 and 2021, respectively. This resulted in a net loss of $11.9 million and a net income of $17.8 million attributable to Alternative Energy Partnership Investments for the year ended December 31, 2022 and 2021, respectively.

Other Income increased by $4.4 million for the year ended December 31, 2022, compared to the same period in 2021.

Net Realized Gains on Sales of Investments were $4.3 million in 2022, compared to $64.8 million in 2021. Impairment Losses were $25.8 million in 2022, compared to $11.0 million for the same period in 2021.

See MD&A, "Investment Results," under the sub-captions "Net Realized Gains on Sales of Investments" and "Impairment Losses" for additional discussion. The Company cannot predict if or when similar investment gains or losses may occur in the future.

CATASTROPHES

Catastrophes and natural disasters are inherent risks of the property and casualty insurance business. These catastrophic events and natural disasters include, without limitation, hurricanes, tornadoes, earthquakes, hailstorms, wildfires, high winds and winter storms. Such events result in insured losses that are, and will continue to be, a material factor in the results of operations and financial position of the Company's property and casualty insurance companies. Further, because the level of these insured losses occurring in any one year cannot be accurately predicted, these losses may contribute to material year-to-year fluctuations in the results of operations and financial position of these companies. Specific types of catastrophic events are more likely to occur at certain times within the year than others. This factor adds an element of seasonality to property and casualty insurance claims. The Company has adopted the industry-wide catastrophe classifications of storms and other events promulgated by ISO to track and report losses related to catastrophes. ISO classifies a disaster as a catastrophe when the event causes $25.0 million or more in direct insured losses to property and affects a significant number of policyholders and insurers. ISO-classified catastrophes are assigned a unique serial number recognized throughout the insurance industry.

CATASTROPHES (Continued)

The number of ISO-classified catastrophic events and catastrophe losses and LAE, net of reinsurance recoveries, (excluding loss and LAE reserve development) by range of loss and business segment for the years ended December 31, 2022, 2021 and 2020 are presented below.

		Year Ended				
	Dec 31, 2022		Dec 31, 2021		Dec 31, 2020	
DOLLARS IN MILLIONS	Number of Events	Losses and LAE	Number of Events	Losses and LAE	Number of Events	Losses and LAE
Range of Losses and LAE Per Event:						
Below $5	59	$ 54.6	65	$ 56.1	60	$ 51.2
$5 - $10	2	10.2	2	16.5	5	40.2
$10 - $15	1	14.5	—	—	—	—
$15 - $20	—	—	2	35.2	1	15.3
$20 - $25	—	—	—	—	—	—
Greater Than $25	—	—	—	—	—	—
Total	62	$ 79.3	69	$ 107.8	66	$ 106.7
Specialty Property & Casualty Insurance		23.0		15.7		12.3
Preferred Property & Casualty Insurance		54.5		79.1		82.0
Life & Health Insurance		1.8		13.0		12.4
Total Catastrophe Losses and LAE		$ 79.3		$ 107.8		$ 106.7

Catastrophe Reinsurance

The Company primarily manages its exposure to catastrophes and other natural disasters through a combination of geographical diversification, restrictions on the amount and location of new business production in such regions, modifications of, and/or limitations to coverages and deductibles for certain perils in such regions and a catastrophe reinsurance program for the Company's Specialty Property & Casualty Insurance and Preferred Property & Casualty Insurance segments. Coverage under the catastrophe reinsurance program is provided in various contracts and layers. The Company's Specialty Property & Casualty Insurance and Preferred Property & Casualty Insurance segments also purchase reinsurance from the FHCF for hurricane losses in Florida at retentions lower than its catastrophe reinsurance program. The Life & Health Insurance segment also purchases reinsurance from the FHCF for hurricane losses in Florida and is party to the Property & Casualty catastrophe reinsurance program for its Kemper Home Service companies.

The Company had no material recoveries under its catastrophe reinsurance treaties for the years ended December 31, 2022 and 2021. See the "Reinsurance" subsection of the "Property and Casualty Insurance Business" and "Life and Health Insurance Business" sections of Item 1(c), "Description of Business," and Note 23, "Catastrophe Reinsurance," to the Consolidated Financial Statements for additional information on the Company's reinsurance programs.

LOSS AND LAE RESERVE DEVELOPMENT

Increases (decreases) in the Company's property and casualty loss and LAE reserves for the years ended December 31, 2022, 2021 and 2020 to recognize adverse (favorable) loss and LAE reserve development from prior accident years in continuing operations, hereinafter also referred to as "reserve development" in the discussion of segment results, are presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Increase (Decrease) in Total Loss and LAE Reserves Related to Prior Years:			
Non-catastrophe	$ (10.5)	$ 112.1	$ 36.2
Catastrophe	(4.1)	(5.4)	0.2
Increase (Decrease) in Total Loss and LAE Reserves Related to Prior Years	$ (14.6)	$ 106.7	$ 36.4

See MD&A, "Specialty Property & Casualty Insurance," MD&A, "Preferred Property & Casualty Insurance," MD&A, "Life & Health Insurance," and Note 7, "Property and Casualty Insurance Reserves," to the Consolidated Financial Statements for

LOSS AND LAE RESERVE DEVELOPMENT (Continued)

additional information on the Company's reserve development. See MD&A, "Critical Accounting Estimates," of this 2022 Annual Report for additional information pertaining to the Company's process of estimating property and casualty insurance reserves for losses and LAE, and the estimated variability thereof, development of property and casualty insurance losses and LAE, and a discussion of some of the variables that may impact them.

NON-GAAP FINANCIAL MEASURES

Pursuant to the rules and regulations of the SEC, the Company is required to file consolidated financial statements prepared in accordance with the accounting principles generally accepted in the United States ("GAAP"). The Company is permitted to include non-GAAP financial measures in its filings provided that they are defined along with an explanation of their usefulness to investors, are no more prominent than the comparable GAAP financial measures and are reconciled to such GAAP financial measures.

These non-GAAP financial measures should not be considered a substitute for the comparable GAAP financial measures, as they do not fully recognize the overall profitability of the Company's businesses.

Underlying Losses and LAE and Underlying Combined Ratio

The following discussion of segment results uses the non-GAAP financial measures of (i) Underlying Losses and LAE and (ii) Underlying Combined Ratio. Underlying Losses and LAE (also referred to in the discussion as "Current Year Non-catastrophe Losses and LAE") exclude the impact of catastrophe losses and loss and LAE reserve development from prior years from the Company's Incurred Losses and LAE, which is the most directly comparable GAAP financial measure.

The Underlying Combined Ratio is computed by adding the Current Year Non-catastrophe Losses and LAE Ratio with the Insurance Expense Ratio. The most directly comparable GAAP financial measure is the Combined Ratio, which is computed by adding Total Incurred Losses and LAE Ratio, including the impact of catastrophe losses and loss and LAE reserve development from prior years, with the Insurance Expense Ratio.

The Company believes Underlying Losses and LAE and the Underlying Combined Ratio are useful to investors and uses these financial measures to reveal the trends in the Company's Property & Casualty Insurance segment that may be obscured by catastrophe losses and prior-year reserve development. These catastrophe losses may cause the Company's loss trends to vary significantly between periods as a result of their incidence of occurrence and magnitude and can have a significant impact on incurred losses and LAE and the Combined Ratio. Prior-year reserve developments are caused by unexpected loss development on historical reserves. Because reserve development relates to the re-estimation of losses from earlier periods, it has no bearing on the performance of the Company's insurance products in the current period. The Company believes it is useful for investors to evaluate these components separately and in the aggregate when reviewing the Company's underwriting performance.

Adjusted Consolidated Net Operating (Loss) Income

Adjusted Consolidated Net Operating (Loss) Income is an after-tax, non-GAAP financial measure and is computed by excluding from Net (Loss) Income the after-tax impact of:

> (i) (Loss) Income from Change in Fair Value of Equity and Convertible Securities;

> (ii) Net Realized Gains or Losses on Sales of Investments;

> (iii) Impairment Losses;

> (iv) Acquisition and Disposition Related Transaction, Integration, Restructuring and Other Costs;

> (v) Debt Extinguishment, Pension and Other Charges; and

> (vi) Significant non-recurring or infrequent items that may not be indicative of ongoing operations

Significant non-recurring items are excluded when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, and (b) there has been no similar charge or gain within the prior two years. The most directly comparable GAAP financial measure is Net (Loss) Income. There were no applicable significant non-recurring items that the Company excluded from the calculation of Adjusted Consolidated Net Operating (Loss) Income for the years ended December 31, 2022, 2021 or 2020.

NON-GAAP FINANCIAL MEASURES (Continued)

The Company believes that Adjusted Consolidated Net Operating (Loss) Income provides investors with a valuable measure of its ongoing performance because it reveals underlying operational performance trends that otherwise might be less apparent if the items were not excluded. (Loss) Income from Change in Fair Value of Equity and Convertible Securities, Net Realized Gains or Losses on Sales of Investments and Impairment Losses related to investments included in the Company's results may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions that impact the values of the Company's investments, the timing of which is unrelated to the insurance underwriting process. Acquisition and Disposition Related Transaction Costs, Integration Costs, and Restructuring and Other Costs may vary significantly between periods and are generally driven by the timing of acquisitions and business decisions which are unrelated to the insurance underwriting process. Debt Extinguishment, Pension and Other Charges relate to (i) loss from early extinguishment of debt, which is driven by the Company's financing and refinancing decisions and capital needs, as well as external economic developments such as debt market conditions, the timing of which is unrelated to the insurance underwriting process; (ii) settlement of pension plan obligations which are business decisions made by the Company, the timing of which is unrelated to the underwriting process; and (iii) other charges that are non-standard, not part of the ordinary course of business, and unrelated to the insurance underwriting process. Significant non-recurring items are excluded because, by their nature, they are not indicative of the Company's business or economic trends.

The preceding non-GAAP financial measures should not be considered a substitute for the comparable GAAP financial measures, as they do not fully recognize the overall profitability of the Company's businesses.

SPECIALTY PROPERTY & CASUALTY INSURANCE

Selected financial information for the Specialty Property & Casualty Insurance segment is presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Net Premiums Written	$3,934.4	$4,057.3	$3,435.5
Earned Premiums	$4,046.4	$3,948.5	$3,335.3
Net Investment Income	140.7	152.5	114.1
Change in Value of Alternative Energy Partnership Investments	(9.9)	(29.0)	—
Other Income	6.0	4.1	1.8
Total Revenues	4,183.2	4,076.1	3,451.2
Incurred Losses and LAE related to:			
Current Year:			
Non-catastrophe Losses and LAE	3,569.2	3,480.3	2,350.8
Catastrophe Losses and LAE	23.0	15.7	12.3
Prior Years:			
Non-catastrophe Losses and LAE	(14.6)	97.4	15.1
Catastrophe Losses and LAE	0.6	0.3	0.2
Total Incurred Losses and LAE	3,578.2	3,593.7	2,378.4
Insurance Expenses	801.9	774.5	651.9
Operating (Loss) Income	(196.9)	(292.1)	420.9
Income Tax Benefit (Expense)	49.5	96.0	(83.0)
Segment Net Operating (Loss) Income	$ (147.4)	$ (196.1)	$ 337.9
Ratios Based On Earned Premiums			
Current Year Non-catastrophe Losses and LAE Ratio	88.2 %	88.1 %	70.4 %
Current Year Catastrophe Losses and LAE Ratio	0.6	0.4	0.4
Prior Years Non-catastrophe Losses and LAE Ratio	(0.4)	2.5	0.5
Prior Years Catastrophe Losses and LAE Ratio	—	—	—
Total Incurred Loss and LAE Ratio	88.4	91.0	71.3
Insurance Expense Ratio	19.8	19.6	19.5
Combined Ratio	108.2 %	110.6 %	90.8 %
Underlying Combined Ratio			
Current Year Non-catastrophe Losses and LAE Ratio	88.2 %	88.1 %	70.4 %
Insurance Expense Ratio	19.8	19.6	19.5
Underlying Combined Ratio	108.0 %	107.7 %	89.9 %
Non-GAAP Measure Reconciliation			
Combined Ratio	108.2 %	110.6 %	90.8 %
Less:			
Current Year Catastrophe Losses and LAE Ratio	0.6	0.4	0.4
Prior Years Non-catastrophe Losses and LAE Ratio	(0.4)	2.5	0.5
Prior Years Catastrophe Losses and LAE Ratio	—	—	—
Underlying Combined Ratio	108.0 %	107.7 %	89.9 %

SPECIALTY PROPERTY & CASUALTY INSURANCE (Continued)

INSURANCE RESERVES

DOLLARS IN MILLIONS	Dec 31, 2022	Dec 31, 2021
Insurance Reserves:		
Personal Automobile	$ 1,875.8	$ 1,985.8
Commercial Automobile	445.3	333.9
Total Insurance Reserves	$ 2,321.1	$ 2,319.7
Insurance Reserves:		
Loss and Allocated LAE Reserves:		
Case and Allocated LAE	$ 1,099.9	$ 1,157.9
Incurred But Not Reported	1,041.2	953.0
Total Loss and LAE Reserves	2,141.1	2,110.9
Unallocated LAE Reserves	180.0	208.8
Total Insurance Reserves	$ 2,321.1	$ 2,319.7

See MD&A, "Critical Accounting Estimates," under the caption "Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses" for additional information pertaining to the Company's process of estimating property and casualty insurance reserves for losses and LAE, development of property and casualty insurance losses and LAE from prior accident years, also referred to as "reserve development" in the discussion of segment results, estimated variability of property and casualty insurance reserves for losses and LAE, and a discussion of some of the variables that may impact development of property and casualty insurance losses and LAE and the estimated variability of property and casualty insurance reserves for losses and LAE.

Overall

2022 Compared with 2021

The Specialty Property & Casualty Insurance segment reported Segment Net Operating Loss of $147.4 million for the year ended December 31, 2022, compared to Net Operating Loss of $196.1 million in 2021. Segment net operating losses decreased by $48.7 million due primarily to favorable prior year loss and LAE reserve development in 2022 of $14.6 million compared to adverse development in 2021 of $97.4 million.

Earned Premiums in the Specialty Property & Casualty Insurance segment increased by $97.9 million in 2022, compared to 2021 driven by the acquisition of AAC and higher average earned premium per exposure resulting from rate increases. Policies-in-force were lower in Private Passenger Auto as a result of lower levels of new business due to ongoing profit improvement actions.

Net Investment Income in the Specialty Property & Casualty Insurance segment decreased by $11.8 million in 2022, compared to 2021, due primarily to lower returns from Alternative Investments and Equity Securities, partially offset by higher yields and levels of investments in fixed income securities.

Loss related to Changes in Value of Alternative Energy Partnership Investments was $9.9 million for the year ended December 31, 2022, compared to a loss of $29.0 million for the same period in 2021. Tax benefits related to the Alternative Energy Partnership Investments were $4.1 million and tax benefits of $37.4 million for the year ended December 31, 2022 and 2021, respectively. This resulted in a net loss of $5.8 million and a net income of $8.4 million attributable to Alternative Energy Partnership Investments for the year ended December 31, 2022 and 2021, respectively.

Underlying losses and LAE as a percentage of earned premiums were 88.2% in 2022, a deterioration of 0.1 percentage points, compared to 2021, due primarily to higher severity trends partially offset by earned rate increases and lower claim frequency. Severity trends increased due to rising inflation and supply chain constraints. Underlying losses and LAE exclude the impact of catastrophes and loss and LAE reserve development. Favorable loss and LAE reserve development (including catastrophe reserve development) was $14.0 million in 2022, compared to adverse reserve development of $97.7 million in 2021.

SPECIALTY PROPERTY & CASUALTY INSURANCE (Continued)

Catastrophe losses and LAE (excluding reserve development) were $23.0 million in 2022, compared to $15.7 million for the same period in 2021, a deterioration of $7.3 million. Insurance Expenses were $801.9 million, or 19.8% of earned premiums, for the year ended December 31, 2022, a deterioration of 0.2 percentage point compared to the same period in 2021.

The Specialty Property & Casualty Insurance segment's effective income tax rate differs from the federal statutory income tax rate due primarily to investment tax credits, tax-exempt investment income and dividends received deductions.

Specialty Personal Automobile Insurance

Selected financial information for the specialty personal automobile insurance product line for the years ended December 31, 2022, 2021, and 2020 is presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Net Premiums Written	$ 3,305.1	$3,587.2	$3,086.5
Earned Premiums	$ 3,496.7	$3,533.7	$3,031.3
Incurred Losses and LAE related to:			
Current Year:			
Non-catastrophe Losses and LAE	$ 3,153.9	$3,173.9	$2,160.9
Catastrophe Losses and LAE	20.7	14.4	11.6
Prior Years:			
Non-catastrophe Losses and LAE	(18.1)	85.0	28.0
Catastrophe Losses and LAE	0.5	0.3	0.2
Total Incurred Losses and LAE	$ 3,157.0	$3,273.6	$2,200.7
Ratios Based On Earned Premiums			
Current Year Non-catastrophe Losses and LAE Ratio	90.2 %	89.8 %	71.3 %
Current Year Catastrophe Losses and LAE Ratio	0.6	0.4	0.4
Prior Years Non-catastrophe Losses and LAE Ratio	(0.5)	2.4	0.9
Prior Years Catastrophe Losses and LAE Ratio	—	—	—
Total Incurred Loss and LAE Ratio	90.3 %	92.6 %	72.6 %

2022 Compared with 2021

Earned Premiums on specialty personal automobile insurance decreased by $37.0 million in 2022, compared to 2021, due primarily to the decrease in new business driven by targeted underwriting actions to improve profitability partially offset by the acquisition of AAC and higher average earned premium per exposure resulting from rate increases. Incurred losses and LAE were $3,157.0 million, or 90.3% of earned premiums, in 2022, compared to $3,273.6 million, or 92.6% of earned premiums, in 2021. Incurred losses and LAE as a percentage of earned premiums improved primarily due to a favorable change in prior year loss and LAE reserve development, partially offset by deterioration in underlying losses and LAE as a percentage of earned premium. Underlying losses and LAE as a percentage of related earned premiums were 90.2% in 2022, compared to 89.8% in 2021, a deterioration of 0.4 points due to higher claim severity trends partially offset by earned premium per exposure increases and lower claim frequency. Severity trends increased due to rising inflation and supply chain constraints. Favorable loss and LAE reserve development was $17.6 million in 2022, compared to adverse loss and LAE reserve developments of $85.3 million in 2021, Catastrophe losses and LAE (excluding reserve development) were $20.7 million in 2022, compared to $14.4 million in 2021, due primarily to losses arising from Hurricane Ian.

SPECIALTY PROPERTY & CASUALTY INSURANCE (Continued)

Commercial Automobile Insurance

Selected financial information for the commercial automobile insurance product line is presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Net Premiums Written	$ 629.3	$ 470.1	$ 349.0
Earned Premiums	$ 549.7	$ 414.8	$ 304.0
Incurred Losses and LAE related to:			
Current Year:			
Non-catastrophe Losses and LAE	$ 415.3	$ 306.4	$ 189.9
Catastrophe Losses and LAE	2.3	1.3	0.7
Prior Years:			
Non-catastrophe Losses and LAE	3.5	12.4	(12.9)
Catastrophe Losses and LAE	0.1	—	—
Total Incurred Losses and LAE	$ 421.2	$ 320.1	$ 177.7
Ratios Based On Earned Premiums			
Current Year Non-catastrophe Losses and LAE Ratio	75.6 %	73.9 %	62.5 %
Current Year Catastrophe Losses and LAE Ratio	0.4	0.3	0.2
Prior Years Non-catastrophe Losses and LAE Ratio	0.6	3.0	(4.2)
Prior Years Catastrophe Losses and LAE Ratio	—	—	—
Total Incurred Loss and LAE Ratio	76.6 %	77.2 %	58.5 %

2022 Compared with 2021

Earned premiums in commercial automobile insurance increased by $134.9 million in 2022, compared to 2021, due primarily to higher volume and higher average earned premium per exposure. Incurred losses and LAE were $421.2 million, or 76.6% of earned premiums, in 2022, compared to $320.1 million, or 77.2% of earned premiums, in 2021. Incurred losses and LAE as a percentage of earned premiums improved due primarily to lower levels of adverse prior year development on prior year claims offset by an increase in underlying losses and LAE as a percentage of earned premiums. Underlying losses and LAE as a percentage of earned premiums were 75.6% in 2022, compared to 73.9% in 2021, a deterioration of 1.7 percentage points due primarily to higher claim severity trends. Severity trends increased due to rising inflation and supply chain constraints. Adverse loss and LAE reserve development was $3.6 million in 2022, compared to adverse reserve development of $12.4 million in 2021.

PREFERRED PROPERTY & CASUALTY INSURANCE

Selected financial information for the Preferred Property & Casualty Insurance segment is presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Net Premiums Written	$ 527.1	$ 642.0	$ 653.0
Earned Premiums	$ 595.5	$ 651.7	$ 688.2
Net Investment Income	49.7	68.6	37.7
Change in Value of Alternative Energy Partnership Investments	(4.7)	(16.3)	—
Other Income	—	—	0.1
Total Revenues	640.5	704.0	726.0
Incurred Losses and LAE related to:			
Current Year:			
Non-catastrophe Losses and LAE	442.3	450.4	400.9
Catastrophe Losses and LAE	54.5	79.1	82.0
Prior Years:			
Non-catastrophe Losses and LAE	2.8	13.5	20.7
Catastrophe Losses and LAE	(6.2)	(5.6)	(0.5)
Total Incurred Losses and LAE	493.4	537.4	503.1
Insurance Expenses	183.5	206.4	221.1
Operating (Loss) Income	(36.4)	(39.8)	1.8
Income Tax Benefit	10.5	27.3	1.7
Segment Net Operating (Loss) Income	$ (25.9)	$ (12.5)	$ 3.5
Ratios Based On Earned Premiums			
Current Year Non-catastrophe Losses and LAE Ratio	74.2 %	69.2 %	58.3 %
Current Year Catastrophe Losses and LAE Ratio	9.2	12.1	11.9
Prior Years Non-catastrophe Losses and LAE Ratio	0.5	2.1	3.0
Prior Years Catastrophe Losses and LAE Ratio	(1.0)	(0.9)	(0.1)
Total Incurred Loss and LAE Ratio	82.9	82.5	73.1
Insurance Expense Ratio	30.8	31.7	32.1
Combined Ratio	113.7 %	114.2 %	105.2 %
Underlying Combined Ratio			
Current Year Non-catastrophe Losses and LAE Ratio	74.2 %	69.2 %	58.3 %
Insurance Expense Ratio	30.8	31.7	32.1
Underlying Combined Ratio	105.0 %	100.9 %	90.4 %
Non-GAAP Measure Reconciliation			
Combined Ratio	113.7 %	114.2 %	105.2 %
Less:			
Current Year Catastrophe Losses and LAE Ratio	9.2	12.1	11.9
Prior Years Non-catastrophe Losses and LAE Ratio	0.5	2.1	3.0
Prior Years Catastrophe Losses and LAE Ratio	(1.0)	(0.9)	(0.1)
Underlying Combined Ratio	105.0 %	100.9 %	90.4 %

PREFERRED PROPERTY & CASUALTY INSURANCE (Continued)

CATASTROPHE FREQUENCY AND SEVERITY

| | Dec 31, 2022 | | Dec 31, 2021 | |
	Number of Events	Losses and LAE	Number of Events	Losses and LAE
DOLLARS IN MILLIONS				
Range of Losses and LAE Per Event[1]:				
Below $5	60	$ 49.4	58	$ 42.6
$5 - $10	1	5.1	3	21.5
$10 - $15	—	—	1	15.0
$15 - $20	—	—	—	—
$20 - $25	—	—	—	—
Greater Than $25	—	—	—	—
Total	61	$ 54.5	62	$ 79.1

[1] Current accident year net incurred catastrophe Losses and LAE only

INSURANCE RESERVES

DOLLARS IN MILLIONS	Dec 31, 2022	Dec 31, 2021
Insurance Reserves:		
Preferred Automobile	$ 298.4	$ 308.6
Homeowners	91.8	95.4
Other	28.9	29.2
Total Insurance Reserves	$ 419.1	$ 433.2
Insurance Reserves:		
Loss and Allocated LAE Reserves:		
Case and Allocated LAE	$ 251.6	$ 272.5
Incurred But Not Reported	139.0	131.9
Total Loss and LAE Reserves	390.6	404.4
Unallocated LAE Reserves	28.5	28.8
Total Insurance Reserves	$ 419.1	$ 433.2

See MD&A, "Critical Accounting Estimates," under the caption "Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses" for additional information pertaining to the Company's process of estimating property and casualty insurance reserves for losses and LAE, development of property and casualty insurance losses and LAE from prior accident years, also referred to as "reserve development" in the discussion of segment results, estimated variability of property and casualty insurance reserves for losses and LAE, and a discussion of some of the variables that may impact development of property and casualty insurance losses and LAE and the estimated variability of property and casualty insurance reserves for losses and LAE.

Overall

2022 Compared with 2021

The Preferred Property & Casualty Insurance segment reported Segment Net Operating Loss of $25.9 million for the year ended December 31, 2022, compared to Segment Net Operating Loss of $12.5 million in 2021. Segment net operating results decreased by $13.4 million due primarily to higher underlying losses and LAE as a percentage of earned premiums and lower net investment income, partially offset by lower catastrophe losses and lower levels of adverse prior year reserve development.

PREFERRED PROPERTY & CASUALTY INSURANCE (Continued)

Earned Premiums in the Preferred Property & Casualty Insurance segment decreased by $56.2 million in 2022, compared to 2021, due primarily to lower personal automobile insurance volumes as a result of ongoing profit improvement actions.

Net Investment Income in the Preferred Property & Casualty Insurance segment decreased by $18.9 million in 2022, compared to 2021, due primarily to lower returns from Alternative Investments and Equity Securities.

Loss related to Changes in Value of Alternative Energy Partnership Investments was $4.7 million for the year ended December 31, 2022 compared to a loss of $16.3 million in 2021. Tax benefits related to the Alternative Energy Partnership Investments were $1.8 million, compared to tax benefits of $21.1 million for the year ended December 31, 2022 and 2021, respectively. This resulted in a net loss of $2.9 million and a net income of $4.8 million attributable to Alternative Energy Partnership Investments for the year ended December 31, 2022 and 2021, respectively.

Underlying losses and LAE as a percentage of earned premiums were 74.2% and 69.2% in 2022 and 2021, respectively. Underlying losses and LAE as a percentage of earned premiums increased primarily due to higher claim severity trends. Severity trends increased due to rising inflation and supply chain constraints. Catastrophe losses and LAE (excluding reserve development) were $54.5 million in 2022, compared to $79.1 million in 2021, which is a decrease of $24.6 million. Catastrophe losses and LAE (excluding reserve development) decreased due primarily to a lack of larger catastrophic events in 2022, compared to 2021, There was one catastrophic event above $5 million in 2022, compared to four catastrophic events above $5 million in 2021. Favorable loss and LAE reserve development (including catastrophe reserve development) was $3.4 million in 2022, compared to adverse development of $7.9 million in 2021.

Insurance expenses were $183.5 million, or 30.8% of earned premiums, in 2022, an improvement of 0.9 percentage points compared to 2021.

The Preferred Property & Casualty Insurance segment's effective income tax rate differs from the federal statutory income tax rate due primarily to investment tax credits, tax-exempt investment income and dividends received deductions

Preferred Personal Automobile Insurance

Selected financial information for the preferred personal automobile insurance product line is presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Net Premiums Written	$ 308.2	$ 399.9	$ 407.5
Earned Premiums	$ 363.7	$ 410.5	$ 431.7
Incurred Losses and LAE related to:			
Current Year:			
Non-catastrophe Losses and LAE	310.7	330.4	279.9
Catastrophe Losses and LAE	3.8	7.4	4.4
Prior Years:			
Non-catastrophe Losses and LAE	1.8	12.2	27.7
Catastrophe Losses and LAE	—	(0.1)	(1.0)
Total Incurred Losses and LAE	$ 316.3	$ 349.9	$ 311.0
Ratios Based On Earned Premiums			
Current Year Non-catastrophe Losses and LAE Ratio	85.5 %	80.4 %	64.8 %
Current Year Catastrophe Losses and LAE Ratio	1.0	1.8	1.0
Prior Years Non-catastrophe Losses and LAE Ratio	0.5	3.0	6.4
Prior Years Catastrophe Losses and LAE Ratio	—	—	(0.2)
Total Incurred Loss and LAE Ratio	87.0 %	85.2 %	72.0 %

PREFERRED PROPERTY & CASUALTY INSURANCE (Continued)

2022 Compared with 2021

Earned premiums on personal automobile insurance decreased by $46.8 million in 2022, compared to 2021, due primarily to lower volume as a result of ongoing profit improvement actions. Incurred losses and LAE were $316.3 million, or 87.0% of earned premiums, in 2022, compared to $349.9 million, or 85.2% of earned premiums, in 2021. Incurred losses and LAE as a percentage of earned premiums increased due primarily to a deterioration in the underlying loss and LAE ratio, partially offset by lower levels of prior year loss and LAE reserve development. Underlying losses and LAE as a percentage of related earned premiums were 85.5% in 2022, compared to 80.4% in 2021, a deterioration of 5.1 percentage points primarily due to higher claim severity trends. Severity trends increased due to rising inflation and supply chain constraints. Catastrophe losses and LAE (excluding reserve development) were $3.8 million in 2022, compared to $7.4 million in 2021. Adverse loss and LAE reserve development (including catastrophe loss reserve development) was $1.8 million in 2022, compared to adverse development of $12.1 million in 2021.

Homeowners Insurance

Selected financial information for the homeowners insurance product line is presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Net Premiums Written	$ 189.9	$ 208.4	$ 211.1
Earned Premiums	$ 200.0	$ 207.3	$ 220.7
Incurred Losses and LAE related to:			
Current Year:			
Non-catastrophe Losses and LAE	115.0	104.1	108.7
Catastrophe Losses and LAE	49.8	70.2	71.2
Prior Years:			
Non-catastrophe Losses and LAE	(2.0)	(2.6)	(2.8)
Catastrophe Losses and LAE	(5.6)	(3.9)	0.7
Total Incurred Losses and LAE	$ 157.2	$ 167.8	$ 177.8
Ratios Based On Earned Premiums			
Current Year Non-catastrophe Losses and LAE Ratio	57.5 %	50.2 %	49.3 %
Current Year Catastrophe Losses and LAE Ratio	24.9	33.9	32.3
Prior Years Non-catastrophe Losses and LAE Ratio	(1.0)	(1.3)	(1.3)
Prior Years Catastrophe Losses and LAE Ratio	(2.8)	(1.9)	0.3
Total Incurred Loss and LAE Ratio	78.6 %	80.9 %	80.6 %

2022 Compared with 2021

Earned premiums in homeowners insurance decreased by $7.3 million in 2022, compared to 2021, due primarily to lower volume as a result of ongoing profit improvement actions partially offset by earned rate increases and the earned benefit of increases in the inflation adjustment for home construction values. Incurred losses and LAE were $157.2 million, or 78.6% of earned premiums, in 2022, compared to $167.8 million, or 80.9% of earned premiums, in 2021. Incurred losses and LAE as a percentage of earned premiums improved due primarily to lower incurred catastrophe losses (excluding loss reserve development), partially offset by higher underlying losses and LAE. Underlying losses and LAE as a percentage of earned premiums were 57.5% in 2022, compared to 50.2% in 2021, a deterioration of 7.3 percentage points. Catastrophe losses and LAE (excluding reserve development) were $49.8 million in 2022, compared to $70.2 million in 2021. There was one catastrophic event above $5 million in 2022, compared to four catastrophic events above $5 million in 2021. Favorable Loss and LAE reserve development (including catastrophe loss reserve development) was $7.6 million in 2022, compared to favorable development of $6.5 million in 2021.

PREFERRED PROPERTY & CASUALTY INSURANCE (Continued)

Other Personal Insurance

Other personal insurance products include umbrella, dwelling fire, inland marine, earthquake, boat owners and other liability coverages. Selected financial information for other personal insurance product lines is presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Net Premiums Written	$ 29.0	$ 33.7	$ 34.4
Earned Premiums	$ 31.8	$ 33.9	$ 35.8
Incurred Losses and LAE related to:			
Current Year:			
Non-catastrophe Losses and LAE	16.6	15.9	12.3
Catastrophe Losses and LAE	0.9	1.5	6.4
Prior Years:			
Non-catastrophe Losses and LAE	3.0	3.9	(4.2)
Catastrophe Losses and LAE	(0.6)	(1.6)	(0.2)
Total Incurred Losses and LAE	$ 19.9	$ 19.7	$ 14.3
Ratios Based On Earned Premiums			
Current Year Non-catastrophe Losses and LAE Ratio	52.3 %	46.9 %	34.3 %
Current Year Catastrophe Losses and LAE Ratio	2.8	4.4	17.9
Prior Years Non-catastrophe Losses and LAE Ratio	9.4	11.5	(11.7)
Prior Years Catastrophe Losses and LAE Ratio	(1.9)	(4.7)	(0.6)
Total Incurred Loss and LAE Ratio	62.6 %	58.1 %	39.9 %

2022 Compared with 2021

Earned premiums in other personal insurance decreased by $2.1 million in 2022, compared to 2021. Incurred losses and LAE were $19.9 million, or 62.6% of earned premiums, in 2022, compared to $19.7 million, or 58.1% of earned premiums, in 2021. Underlying losses and LAE as a percentage of earned premiums were 52.3% in 2022, compared to 46.9% in 2021, a deterioration of 5.4 percentage points. Catastrophe losses and LAE (excluding reserve development) were $0.9 million in 2022, compared to $1.5 million in 2021. Adverse loss and LAE reserve development (including catastrophe loss reserve development) was $2.4 million in 2022, compared to adverse development of $2.3 million in 2021.

LIFE & HEALTH INSURANCE

Selected financial information for the Life & Health Insurance segment is presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Earned Premiums	$ 624.4	$ 653.5	$ 648.7
Net Investment Income	216.5	202.7	198.8
Change in Value of Alternative Energy Partnership Investments	(5.3)	(15.8)	—
Other (Loss) Income	(0.6)	(1.3)	0.6
Total Revenues	835.0	839.1	848.1
Policyholders' Benefits and Incurred Losses and LAE	432.6	469.7	442.0
Insurance Expenses	342.9	358.9	334.9
Operating Income	59.5	10.5	71.2
Income Tax (Expense) Benefit	(5.3)	17.7	(11.2)
Segment Net Operating Income	$ 54.2	$ 28.2	$ 60.0

INSURANCE RESERVES

DOLLARS IN MILLIONS	Dec 31, 2022	Dec 31, 2021
Insurance Reserves:		
Future Policyholder Benefits	$ 3,496.4	$ 3,454.1
Incurred Losses and LAE Reserves:		
Life	53.3	60.7
Accident and Health	4.3	26.1
Property	2.3	3.6
Total Incurred Losses and LAE Reserves	59.9	90.4
Total Insurance Reserves	$ 3,556.3	$ 3,544.5

Use of Death Verification Databases

In the third quarter of 2016, the Company's Life & Health segment voluntarily began implementing a comprehensive process under which it cross-references its life insurance policies against the Death Master File maintained by the Social Security Administration and other death verification databases to identify potential situations where the beneficiaries may not have filed a claim following the death of an insured and initiate an outreach process to identify and contact beneficiaries and settle claims. Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses for the year ended December 31, 2016 included a pre-tax charge of $77.8 million to recognize the initial impact of using death verification databases in the Company's operations, including to determine its IBNR liability for unpaid claims and claims adjustment expenses for life insurance products. Subsequently, the Company reduced its estimate of the initial impact of using death verification databases by $30.3 million.

See Note 2, "Summary of Accounting Policies and Accounting Changes," to the Consolidated Financial Statements under the sub-caption "Insurance Reserves" for additional discussion.

2022 Compared with 2021

The financial information for the Life & Health Insurance Segment includes the results of Reserve National through December 1, 2022, the date it was sold.

Earned Premiums in the Life & Health Insurance segment decreased by $29.1 million for the year ended December 31, 2022, compared to 2021 due primarily to lower volume on accident and health insurance products and property insurance products, partially offset by increased average premium rate on life insurance products.

LIFE & HEALTH INSURANCE (Continued)

Net Investment Income increased by $13.8 million in 2022, compared to 2021, due primarily to higher levels of investments in Fixed Income Securities, higher returns from Alternative Investments and higher levels of investments and rate on Company-Owned Life Insurance, partially offset by lower yields on Fixed Income Securities and lower levels of investments and yields on Equity Securities.

Loss related to Changes in Value of Alternative Energy Partnership Investments was $5.3 million for the year ended December 31, 2022 compared to a loss of $15.8 million for the same period in 2021. Tax benefits related to the Alternative Energy Partnership Investments were $2.1 million and $20.4 million for the year ended December 31, 2022 and 2021, respectively. This resulted in a net loss of $3.2 million and a net income of $4.6 million attributable to Alternative Energy Partnership Investment for the year ended December 31, 2022 and 2021, respectively.

Policyholders' Benefits and Incurred Losses and LAE decreased by $37.1 million in 2022, compared to 2021, due primarily to lower mortality for life insurance, lower frequency of accident and health insurance claims and lower current year property catastrophe losses and LAE.

Insurance Expenses in the Life & Health Insurance segment decreased by $16.0 million in 2022, compared to 2021, due primarily to lower commission expense and a reduction in expenses due to lower volume of accident and health insurance products and property insurance products.

Segment Net Operating Income in the Life & Health Insurance segment was $54.2 million for the year ended December 31, 2022, compared to $28.2 million in 2021.

The Life & Health Insurance segment's effective income tax rate differs from the federal statutory income tax rate due primarily to investment tax credits, tax-exempt investment income and dividends received deductions.

Life Insurance

Selected financial information for the life insurance product line is presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Earned Premiums	$ 405.7	$ 401.7	$ 385.7
Net Investment Income	210.0	196.8	193.3
Change in Value of Alternative Energy Partnership Investments	(4.9)	(15.0)	—
Other Income	(1.1)	(1.6)	—
Total Revenues	609.7	581.9	579.0
Policyholders' Benefits and Incurred Losses and LAE	329.0	345.3	318.2
Insurance Expenses	237.3	235.6	218.8
Operating Income	43.4	1.0	42.0
Income Tax (Expense) Benefit	(2.3)	18.7	(5.2)
Total Product Line Net Operating Income	$ 41.1	$ 19.7	$ 36.8

2022 Compared with 2021

Earned premiums on life insurance increased by $4.0 million in 2022, compared to 2021, due primarily to increased average premium rate. Policyholders' benefits and incurred losses and LAE on life insurance were $329.0 million in 2022, compared to $345.3 million in 2021, a decrease of $16.3 million due primarily to lower mortality.

Insurance Expenses increased by $1.7 million in 2022, compared to 2021, due primarily to higher volume of life insurance products.

LIFE & HEALTH INSURANCE (Continued)

Accident and Health Insurance

Selected financial information for the Accident and Health Insurance product line is presented below.

DOLLARS IN MILLIONS		2022		2021		2020
Earned Premiums	$	168.2	$	189.9	$	199.3
Net Investment Income		3.3		3.6		5.0
Change in Value of Alternative Energy Partnership Investments		(0.1)		(0.3)		—
Other Income		0.5		0.3		0.6
Total Revenues		171.9		193.5		204.9
Policyholders' Benefits and Incurred Losses and LAE		86.5		96.1		95.3
Insurance Expenses		79.1		91.6		91.9
Operating Income		6.3		5.8		17.7
Income Tax Expense		(1.1)		(0.9)		(3.6)
Total Product Line Net Operating Income	$	5.2	$	4.9	$	14.1

2022 Compared with 2021

The financial information for the Accident and Health Insurance product line includes the results of Reserve National through December 1, 2022, the date it was sold.

Earned premiums on accident and health insurance decreased by $21.7 million in 2022, compared to 2021. This is due primarily to a lower volume of sales and the disposition of Reserve National. Policyholders' Benefits and Incurred Losses and LAE on accident and health insurance were $86.5 million in 2022, compared to $96.1 million in 2021 due primarily to lower frequency of claims.

Insurance expenses decreased by $12.5 million in 2022, compared to 2021, due primarily to lower volume of accident and health insurance products.

LIFE & HEALTH INSURANCE (Continued)

Property Insurance

Selected financial information for the property insurance product line is presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Earned Premiums	$ 50.5	$ 61.9	$ 63.7
Net Investment Income	3.2	2.3	0.5
Change in Value of Alternative Energy Partnership Investments	(0.3)	(0.5)	—
Total Revenues	53.4	63.7	64.2
Incurred Losses and LAE related to:			
Current Year:			
Non-catastrophe Losses and LAE	12.5	14.2	15.2
Catastrophe Losses and LAE	1.8	13.0	12.4
Prior Years:			
Non-catastrophe Losses and LAE	1.3	1.2	0.4
Catastrophe Losses and LAE	1.5	(0.1)	0.5
Total Incurred Losses and LAE	17.1	28.3	28.5
Insurance Expenses	26.5	31.7	24.2
Operating Income	9.8	3.7	11.5
Income Tax Expense	(1.9)	(0.1)	(2.4)
Total Product Line Net Operating Income	$ 7.9	$ 3.6	$ 9.1
Ratios Based On Earned Premiums			
Current Year Non-catastrophe Losses and LAE Ratio	24.7 %	23.0 %	23.8 %
Current Year Catastrophe Losses and LAE Ratio	3.6	21.0	19.5
Prior Years Non-catastrophe Losses and LAE Ratio	2.6	1.9	0.6
Prior Years Catastrophe Losses and LAE Ratio	3.0	(0.2)	0.8
Total Incurred Loss and LAE Ratio	33.9 %	45.7 %	44.7 %

2022 Compared with 2021

Earned premiums from property insurance decreased by $11.4 million in 2022, compared to 2021, due primarily to lower volume of property insurance products. Incurred losses and LAE on property insurance were $17.1 million, or 33.9% of earned premiums, in 2022, compared to $28.3 million, or 45.7% earned premiums, in 2021. Underlying losses and LAE were $12.5 million, or 24.7% of property insurance earned premiums, in 2022, compared to $14.2 million, or 23.0% of property insurance earned premiums, in 2021, an increase of 1.7 percentage points due primarily to higher claim severity. Catastrophe losses and LAE (excluding loss reserve development) were $1.8 million in 2022, compared to $13.0 million in 2021. Catastrophe losses and LAE decreased $11.2 million due primarily to both lower frequency of catastrophe claims and lower claim severity. Adverse loss and LAE reserve development was $2.8 million in 2022, compared to adverse development of $1.1 million in 2021.

Insurance expenses decreased $5.2 million in 2022, compared to 2021, due primarily to lower volume of property insurance products.

INVESTMENT RESULTS

Net Investment Income

Net Investment Income for the years ended December 31, 2022, 2021 and 2020 is presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Investment Income:			
Interest on Fixed Income Securities	$ 300.1	$ 277.7	$ 289.8
Dividends on Equity Securities Excluding Alternative Investments	6.3	15.9	15.4
Alternative Investments:			
Equity Method Limited Liability Investments	31.3	56.7	4.9
Limited Liability Investments Included in Equity Securities	42.1	46.9	22.1
Total Alternative Investments	73.4	103.6	27.0
Short-term Investments	3.7	1.0	5.5
Loans to Policyholders	21.5	21.7	22.1
Real Estate	10.1	9.3	9.6
Company-Owned Life Insurance	37.9	25.7	12.9
Other	7.7	6.7	0.3
Total Investment Income	460.7	461.6	382.6
Investment Expenses:			
Real Estate	7.9	9.7	8.8
Other Investment Expenses	30.2	24.6	25.6
Total Investment Expenses	38.1	34.3	34.4
Net Investment Income	$ 422.6	$ 427.3	$ 348.2

2022 Compared with 2021

Net Investment Income was $422.6 million and $427.3 million for the years ended December 31, 2022 and 2021, respectively. Net Investment Income decreased by $4.7 million in 2022 due primarily to lower valuations on Equity Method Limited Liability Investments, lower balances in Equity Securities, and lower rate on Fixed Income Securities, partially offset by higher levels of investments in Fixed Income Securities and Company-Owned Life Insurance.

Income and distributions on Alternative Investments can fluctuate significantly between periods as they are influenced by operating performance of the underlying investments, changes in market or economic conditions or the timing of asset sales.

Total Comprehensive Investment (Losses) Gains

The components of Total Comprehensive Investment (Losses) Gains for the years ended December 31, 2022, 2021 and 2020 are presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Recognized in Consolidated Statements of (Loss) Income:			
(Loss) Income from Change in Fair Value of Equity and Convertible Securities	$ (79.9)	$ 114.6	$ 72.1
Gains on Sales	41.3	68.0	48.3
Losses on Sales	(38.7)	(3.2)	(10.2)
Gains on Hedging Activity	1.7	—	—
Impairment Losses	(25.8)	(11.0)	(19.5)
Net (Loss) Gain Recognized in Consolidated Statements of (Loss) Income	(101.4)	168.4	90.7
Recognized in Other Comprehensive (Loss) Income	(1,541.2)	(286.6)	367.4
Total Comprehensive Investment (Losses) Gains	$ (1,642.6)	$ (118.2)	$ 458.1

INVESTMENT RESULTS (Continued)

Total Comprehensive Investment Losses increased by $1,524.4 million primarily due to to a decrease in the fair value of the Company's fixed income bond portfolio.

(Loss) Income From Change in Fair Value of Equity and Convertible Securities

The components of (Loss) Income from Change in Fair Value of Equity and Convertible Securities for the years ended December 31, 2022 and 2021 are presented below.

DOLLARS IN MILLIONS	2022	2021
Preferred Stocks	$ (8.9)	$ 1.9
Common Stocks	(0.4)	1.7
Other Equity Interests:		
Exchange Traded Funds	(46.5)	75.8
Limited Liability Companies and Limited Partnerships	(21.2)	31.3
Total Other Equity Interests	(67.7)	107.1
(Loss) Income from Change in Fair Value of Equity Securities	(77.0)	110.7
(Loss) Income from Change in Fair Value of Convertible Securities	(2.9)	3.9
(Loss) Income from Change in Fair Value of Equity and Convertible Securities	$ (79.9)	$ 114.6

Net Realized Gains on Sales of Investments

The components of Net Realized Gains on Sales of Investments for the year ended December 31, 2022, 2021 and 2020 are presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Fixed Maturities:			
Gains on Sales	$ 31.6	$ 63.4	$ 40.6
Losses on Sales	(31.9)	(2.1)	(7.9)
Gains on Hedging Activity	1.7	—	—
Equity Securities:			
Gains on Sales	9.7	4.1	5.9
Losses on Sales	(6.8)	(0.7)	(1.9)
Equity Method Limited Liability Investments:			
Gains on Sales	—	0.4	—
Losses on Sales	—	—	(0.4)
Real Estate:			
Gains on Sales	—	0.1	1.8
Losses on Sales	—	(0.4)	—
Net Realized Investment Gains	$ 4.3	$ 64.8	$ 38.1
Gross Gains on Sales	$ 41.3	$ 68.0	$ 48.3
Gross Losses on Sales	(38.7)	(3.2)	(10.2)
Gains on Hedging Activity	1.7	—	—
Net Realized Investment Gains	$ 4.3	$ 64.8	$ 38.1

Fixed Maturities

Net Realized Gains on Sales of Fixed Maturities for the year ended December 31, 2022 primarily relate to normal portfolio management and to a lesser extent, a repositioning of the portfolio for duration extension purposes.

INVESTMENT RESULTS (Continued)

Net Realized Gains on Sales of Fixed Maturities for the year ended December 31, 2021 primarily relate to normal portfolio management and to a lesser extent, a repositioning of the portfolio for duration extension purposes.

Equity Securities

Net Realized Gains on Sales of Equity Securities for the year ended December 31, 2022 primarily relate disposals of equity method limited liability investments and preferred stock.

Net Realized Gains on Sales of Equity Securities for the year ended December 31, 2021 primarily relate to transactions whereby the Company's interests in Equity Securities at Modified Cost were acquired by other companies.

Impairment Losses

The Company regularly reviews its investment portfolio to determine whether a decline in the fair value of an investment has occurred from credit or other, non-credit related factors. If the decline in fair value is due to credit factors and the Company does not expect to receive cash flows sufficient to support the entire amortized cost basis, the credit loss is reported in the Consolidated Statements of (Loss) Income in the period that the declines are evaluated. The components of Impairment Losses in the Consolidated Statements of (Loss) Income for the year ended December 31, 2022, 2021 and 2020 is presented below.

	2022		2021		2020	
DOLLARS IN MILLIONS	Amount	Number of Issuers	Amount	Number of Issuers	Amount	Number of Issuers
Fixed Maturities	$ (25.8)	57	$ (6.4)	17	$ (16.7)	14
Equity Securities	—	—	(4.2)	13	(2.8)	2
Real Estate	—	—	(0.4)	1	—	—
Impairment Losses	$ (25.8)		$ (11.0)		$ (19.5)	

Fixed Maturities

Impairment Losses recognized in the Consolidated Statements of (Loss) Income for the year ended December 31, 2022 related primarily to investments in Fixed Maturities where the Company established an allowance for expected credit loss.

Impairment Losses recognized in the Consolidated Statements of (Loss) Income for the year ended December 31, 2021 related primarily to investments in Fixed Maturities where the Company established an allowance for expected credit loss.

Equity Securities

The Company did not recognize any Impairment Losses in the Consolidated Statements of (Loss) Income for the year ended December 31, 2022. Impairment Losses recognized in the Consolidated Statements of (Loss) Income for the year ended December 31, 2021 primarily related to investments in Equity Securities at Modified Cost where the Company had the intent or requirement to sell.

Real Estate

The Company did not recognize any Impairment Losses in the Consolidated Statements of (Loss) Income for the year ended December 31, 2022. Impairment Losses recognized in the Consolidated Statements of (Loss) Income for the year ended December 31, 2021 related to investments in Real Estate held with the intent to sell.

INVESTMENT QUALITY AND CONCENTRATIONS

The Company's fixed maturity investment portfolio is comprised primarily of high-grade corporate, municipal and agency bonds. At December 31, 2022, approximately 95.5% of the Company's fixed maturity investment portfolio was rated investment-grade, which the Company defines as a security issued by a high quality obligor with at least a relatively stable credit profile and where it is highly likely that all contractual payments of principal and interest will timely occur and carry a rating from the NAIC of 1 or 2. Securities with a rating of 1 or 2 from the NAIC typically are rated by one of more Nationally Recognized Statistical Rating Organizations and either have a rating of AAA, AA, A or BBB from Standard & Poor's ("S&P"); a rating of Aaa, Aa, A or Baa from Moody's Investors Service ("Moody's"); or a rating of AAA, AA, A or BBB from Fitch Ratings.

INVESTMENT QUALITY AND CONCENTRATIONS (Continued)

The following table summarizes the credit quality of the Company's fixed maturity investment portfolio at December 31, 2022 and 2021.

NAIC Rating	Rating	Dec 31, 2022		Dec 31, 2021	
		Fair Value in Millions	Percentage of Total	Fair Value in Millions	Percentage of Total
1	AAA, AA, A	$ 4,896.4	71.0 %	$ 5,351.6	67.0 %
2	BBB	1,687.4	24.5	2,215.1	27.7
3-4	BB, B	239.7	3.5	331.0	4.2
5-6	CCC or Lower	71.3	1.0	89.2	1.1
	Total Investments in Fixed Maturities	$ 6,894.8	100.0 %	$ 7,986.9	100.0 %

Gross unrealized losses on the Company's investments in below-investment-grade fixed maturities were $32.8 million and $9.0 million at December 31, 2022 and 2021, respectively.

The following table summarizes the fair value of the Company's investments in governmental fixed maturities at December 31, 2022 and 2021.

DOLLARS IN MILLIONS	Dec 31, 2022		Dec 31, 2021	
	Fair Value	Percentage of Total Investments	Fair Value	Percentage of Total Investments
U.S. Government and Government Agencies and Authorities	$ 528.0	6.0 %	$ 637.4	6.1 %
States and Political Subdivisions:				
Revenue Bonds	1,324.3	15.1	1,516.1	14.6
States	143.8	1.6	235.8	2.3
Political Subdivisions	100.8	1.1	138.2	1.3
Foreign Governments	4.1	—	5.5	0.1
Total Investments in Governmental Fixed Maturities	$ 2,101.0	23.8 %	$ 2,533.0	24.4 %

The following table summarizes the fair value of the Company's investments in non-governmental fixed maturities by industry at December 31, 2022 and 2021.

DOLLARS IN MILLIONS	Dec 31, 2022		Dec 31, 2021	
	Fair Value	Percentage of Total Investments	Fair Value	Percentage of Total Investments
Finance, Insurance and Real Estate	$ 2,007.5	22.8 %	$ 1,996.7	19.2 %
Manufacturing	1,085.9	12.4	1,571.0	15.1
Transportation, Communication and Utilities	733.7	8.3	815.8	7.9
Services	602.4	6.9	617.5	5.9
Mining	173.3	2.0	254.3	2.4
Retail Trade	165.1	1.9	171.4	1.7
Construction	11.7	0.1	13.1	0.1
Other	14.2	0.2	14.1	0.1
Total Investments in Non-governmental Fixed Maturities	$ 4,793.8	54.6 %	$ 5,453.9	52.4 %

INVESTMENT QUALITY AND CONCENTRATIONS (Continued)

The following table summarizes the fair value of the Company's investments in non-governmental fixed maturities by range of amount invested at December 31, 2022.

DOLLARS IN MILLIONS	Number of Issuers	Aggregate Fair Value
Below $5	821	$ 1,548.1
$5 -$10	185	1,398.1
$10 - $20	98	1,337.2
$20 - $30	18	433.5
Greater Than $30	2	76.9
Total	1,124	$ 4,793.8

The Company's short-term investments primarily consist of money market funds and short term bonds. At December 31, 2022, the Company had $250.3 million invested in money market funds which primarily invest in U.S. Treasury securities and $28.1 million invested in U.S. treasury bills and short-term bonds.

The following table summarizes the fair value of the Company's ten largest investment exposures in a single issuer, excluding investments in U.S. Government and Government Agencies and Authorities and Short-term Investment, at December 31, 2022.

DOLLARS IN MILLIONS	Fair Value	Percentage of Total Investments
Fixed Maturities:		
States including their Political Subdivisions:		
Texas	$ 139.0	1.6 %
California	126.7	1.4
New York	85.8	1.0
Michigan	83.9	1.0
Georgia	78.5	0.9
Louisiana	64.3	0.7
Pennsylvania	60.9	0.7
Florida	57.1	0.6
Colorado	50.5	0.6
Massachusetts	47.9	0.5
Total	$ 794.6	9.0 %

INVESTMENTS IN LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS

The Company owns investments in various limited liability investment companies and limited partnerships that primarily invest in mezzanine debt, distressed debt, and senior debt. The Company's investments in these limited liability investment companies and limited partnerships are reported either as Equity Method Limited Liability Investments, Other Equity, Interests, and included in Equity Securities at Fair Value, or Equity Securities at Modified Cost depending on the accounting method used to report the investment. Additional information pertaining to these investments at December 31, 2022 and 2021 is presented below.

Asset Class	Unfunded Commitment in Millions Dec 31, 2022	Reported Value in Millions Dec 31, 2022	Reported Value in Millions Dec 31, 2021
Reported as Equity Method Limited Liability Investments:			
Mezzanine Debt	$ 51.6	$ 114.3	$ 120.0
Senior Debt	42.0	21.6	27.5
Distressed Debt	—	9.4	21.7
Secondary Transactions	1.7	9.3	11.7
Leveraged Buyout	0.6	8.9	8.7
Growth Equity	—	1.2	0.7
Real Estate	—	43.3	29.9
Hedge Fund	—	0.5	8.7
Other	—	8.5	13.0
Total Equity Method Limited Liability Investments	95.9	217.0	241.9
Alternative Energy Partnership Investments	—	16.3	39.6
Reported as Other Equity Interests at Fair Value:			
Mezzanine Debt	56.0	106.0	129.3
Senior Debt	6.0	21.9	29.9
Distressed Debt	13.0	12.5	44.9
Secondary Transactions	4.2	3.5	4.0
Hedge Funds	—	18.1	82.7
Leveraged Buyout	9.0	21.6	32.2
Growth Equity	7.9	5.4	2.0
Other	0.2	0.1	—
Total Reported as Other Equity Interests at Fair Value	96.3	189.1	325.0
Reported as Equity Securities at Modified Cost:			
Other	—	8.3	7.7
Total Reported as Equity Securities at Modified Cost	—	8.3	7.7
Total Investments in Limited Liability Companies and Limited Partnerships	$ 192.2	$ 430.7	$ 614.2

The Company expects that it will be required to fund its commitments over the next several years. The Company expects that the proceeds from distributions from these investments will be the primary source of funding of such commitments.

INSURANCE, INTEREST AND OTHER EXPENSES

Expenses for the year ended December 31, 2022, 2021 and 2020 were:

DOLLARS IN MILLIONS	2022	2021	2020
Insurance Expenses:			
Commissions	$ 724.8	$ 817.6	$ 745.8
General Expenses	358.4	339.5	307.4
Taxes, Licenses and Fees	99.5	104.3	94.2
Total Costs Incurred	1,182.7	1,261.4	1,147.4
Net Policy Acquisition Costs Amortized (Deferred)	13.8	(88.3)	(51.6)
Amortization of Value of Business Acquired ("VOBA")	4.1	45.0	4.7
Insurance Expenses	1,200.6	1,218.1	1,100.5
Loss from Early Extinguishment of Debt	3.7	—	—
Interest and Other Expenses:			
Interest Expense	54.7	43.6	36.0
Other Expenses:			
Acquisition and Disposition Related Transaction, Integration, Restructuring and Other Costs	62.9	43.9	63.3
Pension Settlement Expense	—	—	64.1
Other	140.0	131.9	108.1
Other Expenses	202.9	175.8	235.5
Interest and Other Expenses	257.6	219.4	271.5
Total Expenses	$ 1,461.9	$ 1,437.5	$ 1,372.0

Insurance Expenses

Insurance Expenses decreased by $17.5 million for the year ended December 31, 2022, compared to 2021, due primarily to net amortization of policy acquisition costs as the acquisition of AAC led to higher deferrals in 2021. This is partially offset by a corresponding decrease in the amortization of VOBA from the acquisition of AAC and lower commissions as premium growth has slowed due to ongoing profit improvement actions.

Interest and Other Expenses

Interest expense increased by $11.1 million for the year ended December 31, 2022, compared to 2021, due primarily to the addition of the 2032 Senior Notes and the 2062 Junior Debentures in 2022. See MD&A, "Liquidity and Capital Resources," and Note 21, "Debt," to the Consolidated Financial Statements for additional discussion of debt activity.

Other Expenses increased by $27.1 million for the year ended December 31, 2022, compared to 2021, due primarily to higher restructuring expenses, loss on the sale of Reserve National, and goodwill impairment.

INCOME TAXES

The federal corporate statutory income tax rate was 21% for the year ended December 31, 2022 and 2021. The Company's effective income tax rate differs from the federal corporate income tax rate due primarily to (1) the effects of tax-exempt investment income, (2) nontaxable income associated with the change in cash surrender value on Company-Owned Life Insurance, (3) Alternative Energy Partnership Investment and general business tax credits, (4) a permanent difference between the amount of long-term equity-based compensation expense recognized under GAAP and the amount deductible in the computation of Federal taxable income, (5) a permanent difference associated with nondeductible executive compensation, and (6) taxes related to sold subsidiaries.

The Inflation Reduction Act (the "Law") was signed into law on August 16, 2022, which will become generally effective on January 1, 2023. Included in the provisions of the Law are various changes to the tax code, including the establishment of a Corporate Alternative Minimum tax. The Company has evaluated the provisions of the Law and does not expect a material impact. The Company will continue to monitor guidance as it is released by the Internal Revenue Service ("IRS") and United States Treasury.

INCOME TAXES (Continued)

Tax-exempt investment income and dividends received deductions were $25.1 million and $21.8 million for the years ended December 31, 2022 and 2021, respectively. The nontaxable increase in cash surrender value on Company-Owned Life Insurance ("COLI") was $37.9 million and $25.7 million for the years ended December 31, 2022 and 2021, respectively. The Company realized net investment and general business tax credits of $6.5 million and $66.1 million for the years ended December 31, 2022 and 2021, respectively. The amount of expense recognized for long-term equity-based compensation expense under U.S. GAAP was $6.3 million higher than the amount that would be deductible under the Internal Revenue Code ("IRC") for the year ended December 31, 2022, compared to $1.3 million lower for the same period in 2021. The amount of nondeductible executive compensation was $7.3 million and $13.0 million for the years ended December 31, 2022 and 2021, respectively. The amount of tax expense recognized related to sold subsidiaries was $11.5 million for the year ended December 31, 2022, compared to none for the same period in 2021.

See Note 25, "Income Taxes," to the Consolidated Financial Statements for additional discussion of income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Shelf Registration Statement

The Company filed a universal shelf registration statement with the Securities and Exchange Commission in the first quarter of 2020. Under this shelf registration, the Company may issue an undetermined amount of securities including common stock, preferred stock, depository shares, debt securities, warrants, subscription rights, purchase contracts, and purchase units. Specific terms of any securities issued under this registration will be included in each applicable prospectus supplement.

Common Stock Offering

Kemper is authorized to issue 20 million shares of $0.10 par value preferred stock and 100 million shares of $0.10 par value common stock. No preferred shares were issued or outstanding at December 31, 2022 and 2021. There were 63,912,762 shares and 63,684,628 shares of common stock outstanding at December 31, 2022 and 2021, respectively.

Long-term Debt

From time to time, the Company looks to opportunistically raise capital in the debt markets. The Company designates debt obligations as either short-term or long-term based on maturity date at issuance, or in the case of the 2022 Senior Notes, based on the date of assumption. Total amortized cost of Long-term Debt outstanding at December 31, 2022 and December 31, 2021 was:

(Dollars in Millions)	Dec 31, 2022	Dec 31, 2021
Senior Notes		
5.000% Senior Notes due September 19, 2022	$ —	$ 276.7
4.350% Senior Notes due February 15, 2025	449.3	449.0
2.400% Senior Notes due September 30, 2030	396.6	396.2
3.800% Senior Notes due February 23, 2032	395.5	—
5.875% Fixed-Rate Reset Junior Subordinated Debentures due 2062	145.5	—
Total Long-term Debt Outstanding	$ 1,386.9	$ 1,121.9

See Note 21, "Debt," to the Consolidated Financial Statements for more information regarding the Company's long-term debt.

Amended and Extended Credit Agreement and Term Loan Facility

On March 15, 2022, the Company entered into an amended and extended credit agreement. The amended and extended credit agreement increased the borrowing capacity of the existing unsecured credit agreement to $600.0 million and extended the maturity date to March 15, 2027. Furthermore, the amended and extended credit agreement provides for an accordion feature whereby the Company can increase the revolving credit borrowing capacity by $200.0 million to a total of $800.0 million. There were no outstanding borrowings under the credit agreement at either December 31, 2022 or December 31, 2021.

LIQUIDITY AND CAPITAL RESOURCES (Continued)

Federal Home Loan Bank Agreements

Kemper's subsidiaries, United Insurance, Trinity Universal Insurance Company ("Trinity"), American Access Casualty Company ("AAC"), and Alliance United Insurance Company ("Alliance") are members of the Federal Home Loan Banks ("FHLBs") of Chicago, Dallas, Chicago, and San Francisco, respectively. American Access Casualty Company became a member of the FHLB of Chicago in May 2022. United Insurance and Trinity became members of the FHLBs of Chicago and Dallas, respectively, in 2013. Alliance became a member of the FHLB of San Francisco in August 2020. Under their memberships, United Insurance, Trinity, AAC, and Alliance may borrow through the advance program of their respective FHLB. As a requirement of membership in the FHLB, United Insurance, Trinity, AAC, and Alliance must maintain certain levels of investment in FHLB common stock and additional amounts based on the level of outstanding borrowings. The Company's investments in FHLB common stock are reported at cost and included in Other Investments. The carrying value of FHLB of Chicago common stock was $17.5 million and $11.8 million at December 31, 2022 and December 31, 2021, respectively. The carrying value of FHLB of Dallas common stock was $3.4 million and $3.4 million at December 31, 2022 and December 31, 2021, respectively. The carrying value of FHLB of San Francisco common stock was $1.4 million and $1.7 million at December 31, 2022 and December 31, 2021, respectively. The Company periodically uses short-term FHLB borrowings for a combination of cash management and risk management purposes, in addition to long-term FHLB borrowings for spread lending purposes.

During 2022, United Insurance received advances of $415.8 million from the FHLB of Chicago and made repayments of $216.7 million. United Insurance had outstanding advances from the FHLB of Chicago totaling $601.0 million at December 31, 2022. These advances were made in connection with the Company's spread lending program. The proceeds related to these advances were used to purchase fixed maturity securities to earn incremental net investment income.

With respect to these advances, United Insurance held pledged securities in a custodial account with the FHLB of Chicago with a fair value of $744.6 million at December 31, 2022. The fair value of the collateral pledged must be maintained at certain specified levels above the borrowed amount, which can vary depending on the assets pledged. If the fair value of the collateral declines below these specified levels of the amount borrowed, United Insurance would be required to pledge additional collateral or repay outstanding borrowings. See Note 20, "Policyholder Obligations," to the Consolidated Financial Statements for additional information about the United Insurance advances and related funding agreements.

Common Stock Repurchases

On May 6, 2020, Kemper's Board of Directors authorized the repurchase of up to an additional $200.0 million of Kemper common stock, in addition to the $133.3 million remaining under the previous authorization. The Company did not repurchase any of its common stock in 2022. The Company repurchased approximately $161.7 million and $110.4 million of stock at an average cost per share of $77.58 and $68.29 in 2021 and 2020, respectively. As of December 31, 2022, the remaining share repurchase authorization was $171.6 million under the repurchase program. The amount and timing of any future share repurchases under the authorization will depend on a variety of factors, including market conditions, the Company's financial condition, results of operations, available liquidity, particular circumstances and other considerations.

Dividends to Shareholders

Kemper paid a quarterly dividend of $0.31 per common share for each quarter of 2022 and $0.31 per common share for each quarter of 2021, respectively. Dividends and dividend equivalents paid were $79.7 million and $80.6 million for the years ended December 31, 2022 and 2021, respectively.

Subsidiary Dividends and Capital Contributions

Various insurance laws restrict the ability of Kemper's insurance subsidiaries to pay dividends without regulatory approval. Such insurance laws generally restrict the amount of dividends paid in an annual period to the greater of statutory net income from the previous year or 10% of statutory capital and surplus. Kemper's insurance subsidiaries collectively paid $311.7 million, $347.0 million and $322.0 million in dividends to Kemper in 2022, 2021 and 2020, respectively. In 2023, Kemper estimates that its direct insurance subsidiaries would be able to pay approximately $108.9 million in dividends to Kemper without prior regulatory approval.

Kemper made capital contributions to insurance subsidiaries of $270.0 million and $126.0 million during 2022 and 2021, respectively.

LIQUIDITY AND CAPITAL RESOURCES (Continued)

Sources and Uses of Funds

The Company directly held cash and investments totaling $417.6 million at December 31, 2022, compared to $233.9 million at December 31, 2021.

The primary sources of funds available for repayment of Kemper's indebtedness, repurchases of common stock, future shareholder dividend payments, and the payment of interest on Kemper's senior notes and term loan, include cash and investments directly held by Kemper, receipt of dividends from Kemper's insurance subsidiaries and borrowings under the credit agreement and from subsidiaries.

The primary sources of funds for Kemper's insurance subsidiaries are premiums, investment income, proceeds from the sales, and maturity of investments, advances from the FHLBs of Chicago, Dallas and San Francisco, and capital contributions from Kemper. The primary uses of funds are the payment of policyholder benefits under life insurance contracts, claims under property and casualty insurance contracts and accident and health insurance contracts, the payment of commissions and general expenses, the purchase of investments and repayments of advances from the FHLBs of Chicago, Dallas and San Francisco.

Generally, there is a time lag between when premiums are collected and when policyholder benefits and insurance claims are paid. During periods of growth, property and casualty insurance companies typically experience positive operating cash flows and are able to invest a portion of their operating cash flows to fund future policyholder benefits and claims. During periods in which premium revenues decline, insurance companies may experience negative cash flows from operations and may need to sell investments to fund payments to policyholders and claimants. In addition, if the Company's property and casualty insurance subsidiaries experience several significant catastrophic events over a relatively short period of time, investments may be sold to fund payments, which could result in investment gains or losses. Management believes that its property and casualty insurance subsidiaries maintain adequate levels of liquidity in the event that they were to experience several future catastrophic events over a relatively short period of time.

Information about the Company's cash flows for the years ended December 31, 2022, 2021 and 2020 is presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Net Cash (Used in) Provided by Operating Activities	$ (210.3)	$ 350.7	$ 448.0
Net Cash Used in Investing Activities	(108.4)	(118.2)	(757.0)
Net Cash Provided by (Used in) Financing Activities	382.9	(290.4)	378.3

Cash available for investment activities in total is dependent on cash flow from Operating Activities and Financing Activities and the level of cash the Company elects to maintain.

Cash (Used in) Provided by Operating Activities

Net cash used by Operating Activities was $210.3 million in 2022, compared to $350.7 million generated in 2021, a decrease of $561.0 million. Cash from operating activities decreased primarily due to higher paid losses within the P&C business in 2022 due to an increase in frequency and rising loss costs from increased severity trends caused by rising inflation and supply chain constraints.

Cash Used in Investing Activities

Net cash used by Investing Activities was $108.4 million in 2022, compared to $118.2 million used in 2021, a year over year increase of $9.8 million. This was primarily due to lower net sales of short term investments. Net sales of short term investments in 2021 were primarily used to fund the purchase of AAC and the repurchase of Kemper common stock. Proceeds from the sale of equity securities increased as the Company shifted its investment portfolio more heavily to fixed maturities. This was partially offset by proceeds from the sale of Reserve National and Infinity Security.

Cash Provided by (Used in) Financing Activities

Net cash provided by Financing Activities was $382.9 million in 2022, compared to cash used by financing activities of $290.4 million in 2021, a year over year increase of $673.3 million. This was primarily due to the issuance of the 2032 Senior Notes and 2062 Junior Debentures, share repurchases in 2021, and increased net advances under the FHLB spread-lending

LIQUIDITY AND CAPITAL RESOURCES (Continued)

program due to a more attractive interest rate environment in 2022. These were partially of offset by the redemption of the 2022 Senior Notes.

CONTRACTUAL OBLIGATIONS

Estimated cash disbursements pertaining to the Company's contractual obligations at December 31, 2022 are presented below.

DOLLARS IN MILLIONS	Jan 1, 2023 to Dec 31, 2023	Jan 1, 2024 to Dec 31, 2025	Jan 1, 2026 to Dec 31, 2027	After Dec 31, 2027	Total
Long Term Debt Obligations	$ —	$ 449.3	$ —	$ 937.6	$ 1,386.9
Life and Health Insurance Policy Benefits	284.5	555.3	527.5	8,260.2	9,627.5
Property and Casualty Insurance Reserves	1,918.8	688.5	105.0	44.6	2,756.9
Total Contractual Obligations	$ 2,203.3	$ 1,693.1	$ 632.5	$ 9,242.4	$ 13,771.3

Amounts included in Life and Health Insurance Policy Benefits within the contractual obligations table above represent the estimated cash payments to be made to policyholders and beneficiaries. Such cash outflows are based on the Company's current assumptions for mortality, morbidity and policy lapse, but are undiscounted with respect to interest. Policies must remain in force for the policyholder or beneficiary to receive the benefit under the policy. Depending on the terms of a particular policy, future premiums from the policyholder may be required for the policy to remain in force. The Company estimates that future cash inflows would total $5.3 billion using the same assumptions used to estimate the cash outflows. The Company's Life Insurance Reserves in the Company's Consolidated Balance Sheets are generally based on the historical assumptions for mortality and policy lapse rates and are on a discounted basis. Accordingly, the sum of the amounts presented above for Life and Health Insurance Policy Benefits significantly exceeds the amount of Life and Health Insurance Reserves reported on the Company's Consolidated Balance Sheets at December 31, 2022.

In addition to the purchase obligations included above, the Company had certain investment commitments totaling $192.2 million at December 31, 2022. The funding of such investment commitments is dependent on a number of factors, the timing of which is indeterminate. The Company cannot make a reasonably reliable estimate of the amount and period of related future payments, if any, for such liability.

CRITICAL ACCOUNTING ESTIMATES

Kemper's subsidiaries conduct their operations in two industries: property and casualty insurance and life and health insurance. Accordingly, the Company is subject to several industry-specific accounting principles under GAAP. The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The process of estimation is inherently uncertain. Accordingly, actual results could ultimately differ materially from the estimated amounts reported in a company's financial statements. Different assumptions are likely to result in different estimates of reported amounts.

The Company's critical accounting policies most sensitive to estimates include the valuation of investments, the valuation of reserves for property and casualty insurance incurred losses and LAE, the assessment of recoverability of goodwill, valuation of pension benefit obligations, and recoverability of deferred tax assets.

Valuation of Investments

The reported value of the Company's investments was $8,789.5 million at December 31, 2022, of which $7,183.0 million, or 82%, was reported at fair value, $233.3 million, or 3%, was reported under the equity method of accounting, $374.5 million, or 4%, was reported at unpaid principal balance and $998.7 million, or 11%, was reported at cost, modified cost or depreciated cost. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility risk. Accordingly, it is reasonably possible that changes in the fair values of the Company's investments reported at fair value will occur in the near term and such changes could materially affect the amounts reported in the financial statements. Also, it is reasonably possible that changes in the carrying values of the Company's Equity Method Limited Liability Investments will occur in the near term and such changes could materially affect the amounts reported in the financial statements because these issuers follow specialized industry accounting rules which require that they report all of their investments at fair value (See Item

CRITICAL ACCOUNTING ESTIMATES (Continued)

1A., "Risk Factors" under the title "The Company's investment portfolio is exposed to a variety of risks that may negatively impact net investment income and cause realized and unrealized losses").

As more fully described under the heading, "Fair Value Measurements," in Note 2, "Summary of Accounting Policies and Accounting Changes," to the Consolidated Financial Statements, the Company uses a hierarchical framework which prioritizes and ranks the market observability used in fair value measurements.

The fair value of the Company's investments measured and reported at fair value was $7,183.0 million at December 31, 2022, of which $6,763.9 million, or 94%, were investments that were based on quoted market prices or significant value drivers that are observable, $230.0 million, or 3%, were investments where at least one significant value driver was unobservable and $189.1 million or 3% were investments for which fair value is measured using the net asset value ("NAV") per share practical expedient. Fair value measurements based on readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment, compared to fair value measurements based on significant unobservable inputs used in measuring fair value. The prices that the Company might realize from actual sales of investments are likely to vary from their respective estimated fair values at December 31, 2022 due to changing market conditions and limitations inherent in the estimation process.

The classification of a company's investment in a financial instrument may affect its reported results. Under GAAP, a company may elect to use the fair value option method of accounting for some or all of its investments in financial instruments. Under the fair value option method of accounting, a company is required to recognize changes in fair values into income for the period reported. The Company has elected the fair value option for investments in fixed maturities with equity conversion features which are recorded on the Consolidated Balance Sheets as Convertible Securities. Accordingly, both the reported and fair values of the Company's investments in Convertible Securities accounted for under the fair value option method of accounting were $43.3 million at December 31, 2022. For investments in fixed maturities classified as held to maturity, a company is required to carry the investment at amortized cost, with only amortization occurring during the period recognized into income. None of the Company's investments in fixed maturities were classified as held to maturity at December 31, 2022. Changes in the fair value of investments in fixed maturities classified as available for sale are not recognized in income during the period, but rather are recognized as a separate component of Accumulated Other Comprehensive (Loss) Income ("AOCI") until realized. Both the reported and fair values of the Company's investments in fixed maturities classified as available for sale were $6,894.8 million at December 31, 2022.

Equity securities with readily determinable fair values are recorded as Equity Securities at Fair Value with changes in fair values recognized into income for the period reported. Accordingly, both the reported and fair values of the Company's investments in Equity Securities at Fair Value were $243.2 million at December 31, 2022. The Company holds certain equity investments without readily determinable fair values at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments from the same issuer. Changes in the carrying value of Equity Securities at Modified Cost due to observable price changes are recorded into income for the period reported.

The Company's portfolio also includes investments in Alternative Energy Partnerships that are accounted for under the Hypothetical Liquidation at Book Value ("HLBV") method. Under the HLBV method, the amounts of income and loss attributed to investors reflect changes in the amounts the fund investors would hypothetically receive at each balance sheet date under the liquidation provisions of the contractual agreements of these funds. Attributing income and loss under the HLBV method requires the use of significant assumptions and forecasts to calculate the amounts that fund investors would receive upon a hypothetical liquidation. See Note 1 "Basis of Presentation and Significant Estimates" to the Consolidated Financial Statements for additional information.

Had the Company elected the fair value option for all of its investments in financial instruments, the Company's reported net loss for the year ended December 31, 2022, would have increased by $1,216.3 million.

The Company regularly reviews its fixed maturity investment portfolio and holdings in Equity Securities at Modified Cost for factors that may indicate a decline in the fair value of an investment below its amortized cost or modified cost basis. Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods. Some factors considered in evaluating whether or not a decline in fair value of an investment exist include, but are not limited to, the following:

CRITICAL ACCOUNTING ESTIMATES (Continued)

Fixed Maturity Securities

- The financial condition, credit rating and prospects of the issuer;
- The magnitude of the unrealized loss;
- The ability of the issuer to make scheduled principal and interest payments;
- The volatility of the investment;

Equity Securities at Modified Cost

- Opinions of the Company's external investment managers;
- The financial condition and prospects of the issuer;
- Current market conditions;
- Changes in credit ratings; and
- Changes in the regulatory environment.

Changes in these factors from their December 31, 2022 evaluation date could result in the Company determining that a decline in the fair value exists for an investment held and evaluated at December 31, 2022. Such determination would result in an impairment loss in the period such determination is made.

Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses

The Company's Property and Casualty Insurance Reserves are reported using the Company's estimate of its ultimate liability for losses and LAE for claims that occurred prior to the end of any given accounting period but have not yet been paid. The Company had $2,756.9 million and $2,772.7 million of gross loss and LAE reserves at December 31, 2022 and 2021, respectively.

Property and Casualty Insurance Reserves for the Company's business segments at December 31, 2022 and 2021 were:

DOLLARS IN MILLIONS	2022	2021
Business Segments:		
Specialty Property & Casualty Insurance	$ 2,321.1	$ 2,319.7
Preferred Property & Casualty Insurance	419.1	433.2
Life & Health Insurance	2.3	3.6
Total Business Segments	2,742.5	2,756.5
Unallocated Reserves	14.4	16.2
Total Property and Casualty Insurance Reserves	$ 2,756.9	$ 2,772.7

In estimating the Company's Property and Casualty Insurance Reserves, the Company's actuaries exercise professional judgment and must consider, many variables that are difficult to quantify. Accordingly, the process of estimating and establishing the Company's Property and Casualty Insurance Reserves is inherently uncertain, and the actual ultimate cost of known and unknown claims may vary materially from the estimated amounts reserved.

The Company's actuaries conduct a comprehensive quarterly loss reserve review for each product line of business based on a variety of methodologies in accordance with Actuarial Standards of Practice. A reasonable range of unpaid loss estimates is derived from, but not limited to, the following methodologies:

- Incurred Loss Development Methodology;
- Paid Loss Development Methodology;
- Bornhuetter-Ferguson Incurred Loss Methodology;
- Bornhuetter-Ferguson Paid Loss Methodology; and
- Frequency and Severity Methodology.

The actuarial best estimate for each product line of business for ultimate losses and LAE represents an expected value considering a range of reasonable outcomes.

CRITICAL ACCOUNTING ESTIMATES (Continued)

The key assumption in these estimation methodologies is that patterns observed in prior periods are indicative of how losses and LAE are expected to develop in the future and that such historical data can be used to predict and estimate ultimate losses and LAE. However, changes in the Company's business processes, by their very nature, are likely to affect the development patterns, which means the Company's actuaries must routinely make assumptions about how changes in business practices would affect historical patterns.

The ultimate impact of a single change in a business process is difficult to quantify and detect, and even more difficult if several changes to business processes occur over several years. Initially after a change is implemented, there are fewer data points, as compared to the historical data, for the Company's actuaries to analyze. With fewer data points to analyze, the Company's actuaries cannot be certain that observed differences from the historical data trends are a result of the change in business process or merely a random fluctuation in the data. As the Company's actuaries observe more data points following the change in business process, the Company's actuaries can gain more confidence in whether the change in business process is affecting the development pattern. The challenge for the Company's actuaries is how much weight to place on the development patterns based on the older historical data and how much weight to place on the development patterns based on more recent data.

For each accident quarter or year, the point estimate selected by the Company's actuaries is not necessarily one of the points produced by any particular one of the methodologies utilized, but often is another point selected by the Company's actuaries, using their professional judgment, that takes into consideration each of the points produced by the several loss reserving estimation methodologies used. In some cases, for a particular product, the current accident quarter or year may not have enough paid claims data to rely upon, leading the Company's actuaries to conclude that the incurred loss development methodology provides a better estimate than the paid loss development methodology. Therefore, the Company's actuaries may give more weight to the incurred loss development methodology for that particular accident quarter or year. As an accident quarter or year ages for that same product, the actuary may gain more confidence in the paid loss development methodology and begin to give more weight to the paid loss development methodology. The Company's actuaries' quarterly selections are summed by product and/or coverage levels to create the actuarial indication of the ultimate losses. More often than not, the actuarial indication for a particular product line and accident quarter or year is most heavily weighted toward the incurred loss development methodology, particularly for short-tail lines such as personal automobile insurance. Historically, the incurred loss development methodology has been more reliable in predicting ultimate losses for short-tail lines, especially in the more recent accident quarters or years, compared with the paid loss development methodology. However, in some circumstances changes can occur which impact numerous variables, including, but not limited to, those variables identified below that are difficult to quantify and/or impact the predictive value of prior development patterns relied upon in the incurred loss development methodology and paid loss development methodology. In those circumstances, the Company's actuaries must make adjustments to these loss reserving estimation methodologies or use additional generally accepted actuarial estimation methodologies. In those circumstances, the Company's actuaries, using their professional judgment, may place more weight on the adjusted loss reserving estimation methodologies or other generally accepted actuarial estimation methodologies until the newer development patterns fully emerge and the Company's actuaries can fully rely on the unadjusted loss reserving estimation methodologies. In the event of a wide variation among results generated by the different projection methodologies, the Company's actuaries further analyze the data using additional techniques.

In estimating reserves, the Company's actuaries exercise professional judgment and must consider, and are influenced by, many variables that are difficult to quantify, such as:

- Changes in the level of minimum case reserves, and the automatic aging of those minimum case reserves;
- Changes to claims practices, including, but not limited to, changes in the reporting and impact of large losses, timing of reported claims, changes in claims closing and re-opening patterns, adequacy of case reserves.
- Implementation of new systems for handling claims, turnover of claims department staffs, timing and depth of the audit review of claims handling procedures;
- Changes in the mix of business by state, class and policy limit within product line;
- Growth in new lines of business;
- Changes in the attachment points of the Company's reinsurance programs;
- Medical costs, including, but not limited to, the ability to assess the extent of injuries and the impact of inflation;
- Repair costs, including, but not limited to, the impact of inflation and the availability of labor and materials;
- Changes in the judicial environment, including, but not limited to, the interpretation of policy provisions, the impact of jury awards and changes in case law; and
- Changes in state regulatory requirements.

CRITICAL ACCOUNTING ESTIMATES (Continued)

A change in any one or more of the foregoing factors is likely to result in a projected ultimate net loss and LAE that is different from the previously estimated reserve and/or previous frequency and severity trends. Such changes in estimates may be material.

For example, the Company's actuaries review frequency (number of claims per policy or exposure), severity (dollars of loss per claim) and average premium (dollars of premium per exposure). Actual frequency and severity experienced will vary depending on changes in mix by class of insured risk. Similarly, the actual frequency and rate of recovery from reinsurance will vary depending on changes in the attachment point for reinsurance. In particular, in periods of high growth or expansion into new markets, there may be additional uncertainty in estimating the ultimate losses and LAE. The contributing factors of this potential risk are changes in the Company's mix by policy limit and mix of business by state or jurisdiction.

Actuaries use historical experience and trends as predictors of how losses and LAE will emerge over time. However, historical experience may not necessarily be indicative of how actual losses and LAE will emerge. Changes in case reserve adequacy, changes in minimum case reserves and changes in internal claims handling procedures could impact the timing and recognition of incurred claims and produce an estimate that is either too high or too low if not adjusted for by the actuary. For example, if, due to changes in claims handling procedures, actual claims are settled more rapidly than they were settled historically, the estimate produced by the paid loss development methodology would tend to be overstated if the actuary did not identify and adjust for the impact of the changes in claims handling procedures. Similarly, if, due to changes in claims handling procedures, actual claim reserves are set at levels higher than past experience, the estimate produced by the incurred loss development methodology would tend to be overstated if the actuary did not identify and adjust for the impact of the changes in claims handling procedures.

The final step in the quarterly loss and LAE reserving process involves a comprehensive review of the actuarial indications by the Company's chief reserving actuary and corporate management who apply their collective judgment and determine the appropriate estimated level of reserves to record. Numerous factors are considered in this determination process, including, but not limited to, the assessed reliability of key loss trends and assumptions that may be significantly influencing the current actuarial indications, changes in claim handling practices or other changes that affect the timing of payment or development patterns, changes in the mix of business, the maturity of the accident quarter or year, pertinent trends observed over the recent past, the level of volatility within a particular line of business, the improvement or deterioration of actuarial indications in the current period as compared to prior periods, and the amount of reserves related to third party pools for which the Company does not have access to the underlying data and, accordingly, relies on calculations provided by such pools.

Estimated Variability of Property and Casualty Insurance Reserves

The Company's goal is to ensure that its total reserves for property and casualty insurance losses and LAE are adequate to cover all costs, while sustaining minimal variation from the time reserves for losses and LAE are initially estimated until losses and LAE are fully paid. Changes in the Company's estimates of these losses and LAE over time, also referred to as "development," will occur and may be material. Favorable development is recognized and reported in the Consolidated Financial Statements when the Company decreases its previous estimate of ultimate losses and LAE and results in an increase in net income in the period recognized, whereas adverse development is recognized and reported in the Consolidated Financial Statements when the Company increases its previous estimate of ultimate losses and LAE and results in a decrease in net income.

Although development will emerge in all of the Company's product lines, development in the Company's specialty personal automobile insurance product line could have the most significant impact due to the relative size of its loss and LAE reserves. To further illustrate the sensitivity of the Company's reserves for specialty personal automobile insurance losses and LAE, the Company measures the standard deviation of the mean reserve estimate using a bootstrapping methodology. The Company believes that one standard deviation of variability is a reasonably likely scenario to measure variability for its loss and LAE reserves for specialty personal automobile insurance. The Company estimates that its specialty personal automobile insurance loss and LAE reserves could have varied by $178.9 million in either direction at December 31, 2022 for all accident years combined under this scenario. In addition to the factors described above, other factors may also impact loss reserve development in future periods. These factors include governmental actions, including court decisions interpreting existing laws, regulations or policy provisions, developments related to insurance policy claims and coverage issues, adverse or favorable outcomes in pending claims litigation, the number and severity of insurance claims, the impact of inflation on insurance claims and the impact of required participation in windpools and joint underwriting associations and residual market assessments.

CRITICAL ACCOUNTING ESTIMATES (Continued)

Although the Company's actuaries do not make specific numerical assumptions about these factors, changes in these factors from past patterns will impact historical loss development factors and, in turn, future loss reserve development. Significant favorable changes in one or more factors will lead to favorable future loss reserve development, which could result in the actual loss developing closer to, or even below, the lower end of the Company's estimated reserve variability. Significant unfavorable changes in one or more factors will lead to unfavorable loss reserve development, which could result in the actual loss developing closer to, or even above, the higher end of the Company's estimated reserve variability. Accordingly, due to these factors and the other factors enumerated throughout the MD&A and the inherent limitations of the loss reserving estimation methodologies, the estimated and illustrated reserve variability may not necessarily be indicative of the Company's future reserve variability, which could ultimately be greater than the estimated and illustrated variability. In addition, as previously noted, development will emerge in all of the Company's product lines over time. Accordingly, the Company's future reserve variability could ultimately be greater than the illustrated variability. Additional information pertaining to the estimation of, and development of, the Company's Property and Casualty Insurance Reserves is contained in Item 1 of Part I of this 2022 Annual Report under the heading "Property and Casualty Loss and Loss Adjustment Expense Reserves."

Goodwill Recoverability

The Company tests goodwill for recoverability at the reporting unit level on an annual basis, or whenever events or circumstances indicate the fair value of a reporting unit may have declined below its carrying value. The Company performed a quantitative goodwill impairment assessment for all reporting units with goodwill as of October 1, 2022. The quantitative assessment compares the estimated fair value of a reporting unit to its carrying value to determine if there is an impairment of goodwill. Estimating the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions by the Company. The estimates and assumptions included, but were not limited to, projections of future cash flows, operating results, discount rates, investment yields and market conditions. Such projections are inherently uncertain and, accordingly, actual future results may differ materially from the Company's projections. For each reporting unit tested, with the exception of Reserve National Insurance Company ("Reserve National"), which was sold during 2022, the estimated fair value exceeded the carrying value of the reporting unit, and the Company concluded that the associated goodwill was recoverable. Goodwill attributed to Reserve National as part of the entity's sale in 2022 was separately tested for recoverability which resulted in goodwill impairment of $11.4 million, $6.9 million of which was recognized in the fourth quarter of 2022. See Note 13, "Goodwill and Intangibles," for more information.

Pension Benefit Obligations

The process of estimating the Company's pension benefit obligations and pension benefit costs is inherently uncertain and the actual cost of benefits may vary materially from the estimates recorded. These liabilities are particularly volatile due to their long-term nature and are based on several assumptions. The main assumptions used in the valuation of the Company's pension benefit obligations and pension costs are:

- Estimated mortality of the participants and beneficiaries eligible for benefits;
- Estimated expected long-term rates of returns on investments; and
- Estimated rate used to discount the expected benefit payment to a present value.

A change in any one or more of these assumptions is likely to result in a projected benefit obligation or pension cost that differs from the actuarial estimates at December 31, 2022. Such changes in estimates may be material.

Recoverability of Deferred Tax Assets

The evaluation of the recoverability of our deferred tax assets and the need for a valuation allowance requires us to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed.

Recent events, including changes in target interest rates by the Board of Governors of the Federal Reserve System, and significant market volatility, continue to impact actual and projected results of our business operations as well as our views on potential effectiveness of certain prudent and feasible tax planning strategies. In order to demonstrate the predictability and sufficiency of future taxable income necessary to support the realizability of the deferred tax assets, we have considered forecasts of future income for each of our businesses, inclusive of the impact of rate increases as well as assumptions about future macro-economic and other specific conditions and events, and any impact these conditions and events may have on our

CRITICAL ACCOUNTING ESTIMATES (Continued)

prudent and feasible tax planning strategies. We also subjected the forecasts to a variety of stresses of key assumptions and evaluated the effect on tax attribute utilization.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") is the sole source of authoritative GAAP recognized by the FASB that is applicable to the Company. The FASB issues Accounting Standards Updates ("ASUs") to amend the authoritative literature in the FASB ASC.

The Company has adopted all recently issued accounting pronouncements with effective dates prior to January 1, 2023. See Note 2, "Summary of Accounting Policies and Accounting Changes" to the Consolidated Financial Statements for discussion on adoption of these ASUs and impacts to the Company's financial statements, which were not material. For all recently issued accounting pronouncements with effective dates after December 31, 2022, the Company does not expect adoption to have a material impact on its financial statements, with the exception of ASU 2018-12, *Financial Services - Insurance (Topic 944): Targeted Improvements to Accounting for Long-Duration Contracts.*

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

Quantitative Information About Market Risk

The Company's consolidated balance sheets include three types of financial instruments subject to the material market risk disclosures required by the SEC:

1. Investments in Fixed Maturities;
2. Investments in Equity Securities at Fair Value; and
3. Debt.

Investments in Fixed Maturities and Debt are subject to material interest rate risk. The Company's Investments in Equity Securities include common and preferred stocks and hedge funds and, accordingly, are subject to material equity price risk and interest rate risk.

For purposes of this disclosure, market risk sensitive financial instruments are divided into two categories: financial instruments acquired for trading purposes and financial instruments acquired for purposes other than trading. The Company's market risk sensitive financial instruments are generally classified as held for purposes other than trading. The Company has no significant holdings of financial instruments acquired for trading purposes. As of December 31, 2022 the Company had $105.0 million notional amount of derivatives holdings.

The Company measures its sensitivity to market risk by evaluating the change in its financial assets and liabilities relative to fluctuations in interest rates and equity prices. The evaluation is made using instantaneous changes in interest rates and equity prices on a static balance sheet to determine the effect such changes would have on the Company's market value at risk and the resulting pre-tax effect on Shareholders' Equity. The changes chosen represent the Company's view of adverse changes which are reasonably possible over a one-year period. The selection of the changes chosen should not be construed as the Company's prediction of future market events, but rather an illustration of the impact of such possible events.

For the interest rate sensitivity analysis presented below, the Company assumed an adverse and instantaneous increase of 100 basis points in the yield curve at both December 31, 2022 and 2021 for Investments in Fixed Maturities. Such 100 basis point increase in the yield curve may not necessarily result in a corresponding 100 basis point increase in the interest rate for all investments in fixed maturities. For example, a 100 basis point increase in the yield curve for risk-free, taxable investments in fixed maturities may not result in a 100 basis point increase for tax-exempt investments in fixed maturities. For Investments in Fixed Maturities, the Company also anticipated changes in cash flows due to changes in the likelihood that investments would be called or prepaid prior to their contractual maturity. All other variables were held constant. For preferred stock equity securities, the Company assumed an adverse and instantaneous increase of 100 basis points in market interest rates from their levels at both December 31, 2022 and 2021. All other variables were held constant. For Debt, the Company assumed an adverse and instantaneous decrease of 100 basis points in market interest rates from their levels at December 31, 2022 and 2021. All other variables were held constant. The Company measured equity price sensitivity assuming an adverse and instantaneous 30% decrease in the Standard and Poor's Stock Index (the "S&P 500") from its level at December 31, 2022 and 2021, with all other variables held constant. The Company's investments in common stock equity securities were correlated with the S&P 500 using the portfolio's weighted-average beta of 0.41 and 0.68 at December 31, 2022 and 2021, respectively. Beta measures a stock's relative volatility in relation to the rest of the stock market, with the S&P 500 having a beta coefficient of 1.00. The Equity Securities at Fair Value portfolio's weighted-average beta was calculated using each security's assumed forward looking betas based on underlying investment characteristics weighted by the fair value of such securities as of December 31, 2022 and 2021. For equity securities without observable market inputs, the Company assumed a beta of 1.00 at December 31, 2022 and 2021.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk. (Continued)

The estimated adverse effects on the fair value of the Company's financial instruments at December 31, 2022 using these assumptions were:

| | | Pro Forma Increase (Decrease) | | |
| | Fair Value | Interest Rate Risk | Equity Price Risk | Total Market Risk |
DOLLARS IN MILLIONS				
ASSETS				
Investments in Fixed Maturities	$ 6,894.8	$ (503.3)	$ —	$ (503.3)
Investments in Equity Securities	243.2	(1.2)	(24.7)	(25.9)
LIABILITIES				
Debt	$ 1,195.1	$ 58.7	$ —	$ 58.7

The estimated adverse effects on the fair value of the Company's financial instruments at December 31, 2021 using these assumptions were:

| | | Pro Forma Increase (Decrease) | | |
| | Fair Value | Interest Rate Risk | Equity Price Risk | Total Market Risk |
DOLLARS IN MILLIONS				
ASSETS				
Investments in Fixed Maturities	$ 7,986.9	$ (643.8)	$ —	$ (643.8)
Investments in Equity Securities	830.6	(2.1)	(160.0)	(162.1)
LIABILITIES				
Debt	$ 1,152.1	$ 47.1	$ —	$ 47.1

The market risk sensitivity analysis assumes that the composition of the Company's interest rate sensitive assets and liabilities, including, but not limited to, credit quality, and the equity price sensitive assets existing at the beginning of the period remains constant over the period being measured. It also assumes that a particular change in interest rates is uniform across the yield curve regardless of the time to maturity. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. Also, any future correlation, either in the near term or the long term, between the Company's common stock equity securities and fair value option portfolios and the S&P 500 may differ from the historical correlation as represented by the weighted-average historical beta of the common stock equity securities and fair value option portfolios. Accordingly, the market risk sensitivity analysis may not be indicative of, is not intended to provide, and does not provide, a precise forecast of the effect of changes of market rates on the Company's income or shareholders' equity. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates or equity prices.

To the extent that any adverse 100 basis point change occurs in increments over a period of time instead of instantaneously, the adverse impact on fair values would be partially mitigated because some of the underlying financial instruments would have matured. For example, proceeds from any maturing assets could be reinvested and any new liabilities would be incurred at the then current interest rates.

Qualitative Information About Market Risk

Market risk is a broad term related to economic losses due to adverse changes in the fair value of a financial instrument and is inherent to all financial instruments. SEC disclosure rules focus on only one element of market risk—price risk. Price risk relates to changes in the level of prices due to changes in interest rates, equity prices, foreign exchange rates or other factors that relate to market volatility of the rate, index, or price underlying the financial instrument. The Company's primary market risk exposures are to changes in interest rates and equity prices.

The Company manages its interest rate exposures with respect to Investments in Fixed Maturities by investing primarily in investment-grade securities of moderate effective duration.

Item 8. **Financial Statements and Supplementary Data.**

Index to the Consolidated Financial Statements of
Kemper Corporation and Subsidiaries

KEMPER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF (LOSS) INCOME

	For the Year Ended December 31,		
DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	2022	2021	2020
Revenues:			
Earned Premiums	$ 5,266.3	$ 5,253.7	$ 4,672.2
Net Investment Income	422.6	427.3	348.2
Change in Value of Alternative Energy Partnership Investments	(19.9)	(61.2)	—
Other Income	9.2	4.8	94.6
(Loss) Income from Change in Fair Value of Equity and Convertible Securities	(79.9)	114.6	72.1
Net Realized Investment Gains	4.3	64.8	38.1
Impairment Losses	(25.8)	(11.0)	(19.5)
Total Revenues	5,576.8	5,793.0	5,205.7
Expenses:			
Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses	4,504.4	4,600.8	3,323.6
Insurance Expenses	1,200.6	1,218.1	1,100.5
Loss from Early Extinguishment of Debt	3.7	—	—
Interest and Other Expenses	257.6	219.4	271.5
Total Expenses	5,966.3	6,038.3	4,695.6
(Loss) Income before Income Taxes	(389.5)	(245.3)	510.1
Income Tax Benefit (Expense)	88.3	124.8	(100.2)
Net (Loss) Income	$ (301.2)	$ (120.5)	$ 409.9
Net (Loss) Income Per Unrestricted Share:			
Basic	$ (4.72)	$ (1.87)	$ 6.24
Diluted	$ (4.72)	$ (1.87)	$ 6.14

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

KEMPER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For The Years Ended December 31,		
DOLLARS IN MILLIONS	**2022**	**2021**	**2020**
Net (Loss) Income	$ (301.2)	$ (120.5)	$ 409.9
Other Comprehensive (Loss) Income Before Income Taxes:			
Changes in Net Unrealized Holding (Losses) Gains on Investment Securities with:			
No Credit Losses Recognized in Consolidated Statements of (Loss) Income	(1,551.1)	(284.5)	369.9
Credit Losses Recognized in Consolidated Statements of (Loss) Income	1.9	(2.0)	(2.6)
Decrease (Increase) in Net Unrecognized Postretirement Benefit Costs	18.9	(8.8)	70.2
Gain on Cash Flow Hedges	5.9	0.5	0.4
Other Comprehensive (Loss) Income Before Income Taxes	(1,524.4)	(294.8)	437.9
Other Comprehensive Income Tax Benefit (Expense)	320.3	62.4	(93.5)
Other Comprehensive (Loss) Income, Net of Taxes	(1,204.1)	(232.4)	344.4
Total Comprehensive (Loss) Income	$(1,505.3)	$ (352.9)	$ 754.3

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

KEMPER CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	2022	2021
Assets:		
Investments:		
Fixed Maturities at Fair Value (Amortized Cost: 2022 - $7,811.8; 2021 - $7,358.2 Allowance for Credit Losses: 2022 - $9.6; 2021 - $7.5)	$ 6,894.8	$ 7,986.9
Equity Securities at Fair Value (Cost: 2022 - $247.6; 2021 - $618.7)	243.2	830.6
Equity Method Limited Liability Investments	217.0	241.9
Alternative Energy Partnership Investments	16.3	39.6
Short-term Investments at Cost which Approximates Fair Value	278.4	284.1
Company-Owned Life Insurance	586.5	448.1
Loans to Policyholders	283.4	286.2
Other Investments	269.9	270.0
Total Investments	8,789.5	10,387.4
Cash	212.4	148.2
Receivables from Policyholders (Allowance for Credit Losses: 2022 - $13.1; 2021 - $13.6)	1,286.6	1,418.7
Other Receivables	262.6	207.3
Deferred Policy Acquisition Costs	625.6	677.6
Goodwill	1,300.3	1,312.0
Current Income Tax Assets	167.6	173.1
Deferred Income Tax Assets	189.4	—
Other Assets	530.0	592.2
Total Assets	$ 13,364.0	$ 14,916.5
Liabilities and Shareholders' Equity:		
Insurance Reserves:		
Life and Health	$ 3,554.0	$ 3,540.9
Property and Casualty	2,756.9	2,772.7
Total Insurance Reserves	6,310.9	6,313.6
Unearned Premiums	1,704.4	1,898.7
Policyholder Obligations	701.3	504.0
Deferred Income Tax Liabilities	—	227.0
Accrued Expenses and Other Liabilities	817.3	843.6
Long-term Debt, Current and Non-current, at Amortized Cost (Fair Value: 2022 - $1,195.1; 2021 - $1,152.1)	1,386.9	1,121.9
Total Liabilities	10,920.8	10,908.8
Shareholders' Equity:		
Common Stock, $0.10 Par Value, 100,000,000 Shares Authorized; 63,912,762 Shares Issued and Outstanding at December 31, 2022 and 63,684,628 Shares Issued and Outstanding at December 31, 2021	6.4	6.4
Paid-in Capital	1,812.7	1,790.7
Retained Earnings	1,380.1	1,762.5
Accumulated Other Comprehensive (Loss) Income	(756.0)	448.1
Total Shareholders' Equity	2,443.2	4,007.7
Total Liabilities and Shareholders' Equity	$ 13,364.0	$ 14,916.5

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

KEMPER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,		
DOLLARS IN MILLIONS	2022	2021	2020
Cash Flows from Operating Activities:			
Net (Loss) Income	$ (301.2)	$ (120.5)	$ 409.9
Adjustments to Reconcile Net (Loss) Income to Net Cash (Used in) Provided by Operating Activities:			
Net Realized Investment Gains	(4.3)	(64.8)	(38.1)
Impairment Losses	25.8	11.0	19.5
Depreciation and Amortization of Property, Equipment and Software	50.5	46.3	36.2
Amortization of Intangible Assets Acquired	20.4	53.5	18.8
Settlement Costs Related to Defined Benefit Pension Plan	—	—	64.1
Loss from Early Extinguishment of Debt	3.7	—	—
Change in Accumulated Undistributed Earnings of Equity Method Limited Liability	(9.5)	(33.5)	(4.0)
Loss from Change in Value of Alternative Energy Partnership Investments	19.9	61.2	—
Decrease (Increase) in Value of Equity and Convertible Securities	79.9	(114.6)	(72.1)
Changes in:			
Receivables from Policyholders	129.4	(75.2)	(77.4)
Reinsurance Recoverables	(1.9)	20.6	16.8
Deferred Policy Acquisition Costs	13.8	(88.3)	(52.3)
Insurance Reserves	45.4	623.1	38.3
Unearned Premiums	(183.5)	105.9	69.6
Income Taxes	(87.5)	(163.1)	46.5
Other Assets and Liabilities	(11.2)	89.1	(27.8)
Net Cash (Used in) Provided by Operating Activities	(210.3)	350.7	448.0
Cash Flows from Investing Activities:			
Proceeds from the Sales, Calls and Maturities of Fixed Maturities	1,295.5	1,388.9	972.4
Proceeds from the Sales or Paydowns of Investments:			
Equity Securities	536.0	316.6	434.4
Real Estate Investments	—	8.0	5.4
Mortgage Loans	91.3	70.8	25.5
Other Investments	52.1	47.5	45.2
Purchases of Investments:			
Fixed Maturities	(1,815.8)	(1,825.4)	(1,293.3)
Equity Securities	(58.9)	(124.3)	(319.1)
Real Estate Investments	(3.1)	(5.1)	(0.5)
Corporate-Owned Life Insurance	(110.0)	(100.0)	(100.0)
Mortgage Loans	(81.1)	(119.9)	(52.7)
Other Investments	(13.0)	(104.9)	(43.5)
Net Sales (Purchases) of Short-term Investments	6.1	687.2	(390.8)
Acquisition of Business, Net of Cash Acquired	—	(316.6)	—
Sales of Businesses, Net of Cash Disposed	14.8	—	—
Acquisition of Software and Long-lived Assets	(30.8)	(57.8)	(53.4)
Other	8.5	16.8	13.4
Net Cash Used in Investing Activities	(108.4)	(118.2)	(757.0)

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

KEMPER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

DOLLARS IN MILLIONS	For The Years Ended December 31, 2022	2021	2020
Net Cash Provided Used in Investing Activities (Carryforward from page 71)	(108.4)	(118.2)	(757.0)
Cash Flows from Financing Activities:			
Repayment of Long-term Debt	(280.0)	(50.0)	—
Proceeds from Issuance of 3.800% Senior Notes due February 23, 2032	396.3	—	—
Issuance Fees on 3.800% Senior Notes due February 23, 2032	(1.2)	—	—
Proceeds from Issuance of 5.875% Fixed-Rate Reset Junior Subordinated Debentures Due 2062	145.6	—	—
Issuance Fees on 5.875% Fixed-Rate Reset Junior Subordinated Debentures Due 2062	(0.9)	—	—
Proceeds from Issuance of 2.400% Senior Notes due September 30, 2030	—	—	396.8
Issuance Fees on 2.400% Senior Notes due September 30, 2030	—	—	(1.2)
Proceeds from Policyholder Contract Obligations	335.5	386.8	467.0
Repayment of Policyholder Contract Obligations	(138.2)	(394.0)	(304.8)
Proceeds from Shares Issued under Employee Stock Purchase Plan	4.9	5.4	4.4
Common Stock Repurchases	—	(161.7)	(110.4)
Dividends Paid	(79.7)	(80.6)	(78.9)
Other	0.6	3.7	5.4
Net Cash Provided by (Used in) Financing Activities	382.9	(290.4)	378.3
Net increase (decrease) in cash	64.2	(57.9)	69.3
Cash, Beginning of Year	148.2	206.1	136.8
Cash, End of Year	$ 212.4	$ 148.2	$ 206.1

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Year Ended December 31, 2022, 2021 and 2020

DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE AMOUNTS	Number of Shares	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
BALANCE, DECEMBER 31, 2019	66.7	$ 6.7	$ 1,819.2	$ 1,810.3	$ 336.1	$ 3,972.3
Net Income	—	—	—	409.9	—	409.9
Other Comprehensive Income, Net of Taxes (Note 15)	—	—	—	—	344.4	344.4
Cash Dividends and Dividend Equivalents to Shareholders ($1.20 per share)	—	—	—	(79.4)	—	(79.4)
Issuances of Common Stock (Note 16)	(1.6)	(0.2)	(44.2)	(66.0)	—	(110.4)
Shares Issued Under Employee Stock Purchase Plan (Note 16)	—	—	4.4	—	—	4.4
Equity-based Compensation Cost (Note 19)	—	—	24.9	—	—	24.9
Equity-based Awards, Net of Shares Exchanged (Note 19)	0.3	—	0.9	(3.6)	—	(2.7)
BALANCE, DECEMBER 31, 2020	65.4	$ 6.5	$ 1,805.2	$ 2,071.2	$ 680.5	$ 4,563.4
Net Loss	—	—	—	(120.5)	—	(120.5)
Other Comprehensive Loss, Net of Taxes (Note 15)	—	—	—	—	(232.4)	(232.4)
Cash Dividends and Dividend Equivalents to Shareholders ($1.24 per share)	—	—	—	(81.0)	—	(81.0)
Repurchases of Common Stock (Note 16)	(2.1)	(0.2)	(57.8)	(103.7)	—	(161.7)
Shares Issued Under Employee Stock Purchase Plan (Note 16)	0.1	—	5.4	—	—	5.4
Equity-based Compensation Cost (Note 19)	—	—	37.0	—	—	37.0
Equity-based Awards, Net of Shares Exchanged (Note 19)	0.3	0.1	0.9	(3.5)	—	(2.5)
BALANCE, DECEMBER 31, 2021	63.7	$ 6.4	$ 1,790.7	$ 1,762.5	$ 448.1	$ 4,007.7
Net Loss	—	—	—	(301.2)	—	(301.2)
Other Comprehensive Loss, Net of Taxes (Note 15)	—	—	—	—	(1,204.1)	(1,204.1)
Cash Dividends and Dividend Equivalents to Shareholders ($1.24 per share)	—	—	—	(80.4)	—	(80.4)
Shares Issued Under Employee Stock Purchase Plan (Note 16)	0.1	—	4.9	—	—	4.9
Equity-based Compensation Cost (Note 19)	—	—	17.7	—	—	17.7
Equity-based Awards, Net of Shares Exchanged (Note 19)	0.1	—	(0.6)	(0.8)	—	(1.4)
BALANCE, DECEMBER 31, 2022	63.9	$ 6.4	$ 1,812.7	$ 1,380.1	$ (756.0)	$ 2,443.2

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ESTIMATES

The Consolidated Financial Statements include the accounts of Kemper Corporation ("Kemper") and its subsidiaries which include property and casualty, life subsidiaries and a health subsidiary through the date of its sale of December 1, 2022 (collectively referred to herein as the "Company"). The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). All intercompany accounts and transactions have been eliminated.

Periodically, Kemper may acquire an additional company which then becomes one of the various subsidiaries of Kemper. When an acquisition occurs, Kemper will include the results of the acquired company in the consolidated financial results from the date of its acquisition and forward. When a disposition occurs, Kemper will include the results of the disposed subsidiary in the consolidated financial results prior to the date of sale.

In 2021, the Company elected to begin displaying its investments in Alternative Energy Partnerships in the Consolidated Statements of (Loss) Income and Consolidated Balance Sheets as Change in Value of Alternative Energy Partnership Investments and Alternative Energy Partnership Investments, respectively. These were previously reported in Equity Method Limited Liability Investments on the Consolidated Balance Sheets. Impacts to prior period presentation are not material.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Many of these estimates and assumptions are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ materially from those estimates and assumptions.

The fair values of the Company's Investments in Fixed Maturities, Investments in Convertible Securities at Fair Value, Investments in Equity Securities at Fair Value and Debt are estimated using a hierarchical framework which prioritizes and ranks market price observability. The carrying amounts reported in the Consolidated Balance Sheets approximate fair value for Cash, Short-term Investments and certain other assets and other liabilities because of their short-term nature. The actual value at which financial instruments could be sold or settled with a willing buyer or seller may differ from estimated fair values depending on a number of factors, including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

The Company's portfolio also includes investments in Alternative Energy Partnerships that are accounted for under the Hypothetical Liquidation at Book Value ("HLBV") method. Under the HLBV method, the amounts of income and loss attributed to investors reflect changes in the amounts the fund investors would hypothetically receive at each balance sheet date under the liquidation provisions of the contractual agreements of these funds. Attributing income and loss under the HLBV method requires the use of significant assumptions and forecasts to calculate the amounts that fund investors would receive upon a hypothetical liquidation.

The process of estimating and establishing reserves for losses and loss adjustment expenses ("LAE") for property and casualty insurance is inherently uncertain, and the actual ultimate net cost of known and unknown claims may vary materially from the estimated amounts reserved. The reserving process is particularly imprecise for claims involving long-tailed exposures, which may not be discovered or reported until years after the insurance policy period has ended. Management considers a variety of factors, including, but not limited to, past claims experience, current claim trends and relevant legal, economic and social conditions, in estimating reserves. A change in any one or more factors is likely to result in the ultimate net claim costs differing from the estimated reserve. Changes in such estimates may be material and would be recognized in the Consolidated Financial Statements when such estimates change.

The process of determining whether an asset is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Projections are inherently uncertain, and, accordingly, actual future cash flows and operating results may differ materially from those projected. As a result, the Company's assessment of the impairment of long-lived assets and recoverability of deferred tax assets is susceptible to the risk inherent in making such projections.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES AND ACCOUNTING CHANGES

Investments

Investments in Fixed Maturities include bonds, notes and redeemable preferred stocks. Investments in Fixed Maturities are classified as available for sale and reported at fair value. Net Investment Income, including amortization of purchased premiums and accretion of market discounts, on Investments in Fixed Maturities is recognized as interest over the period that it is earned using the effective yield method. Unrealized appreciation or depreciation, net of applicable deferred income taxes, on fixed maturities classified as available for sale is reported in Accumulated Other Comprehensive (Loss) Income ("AOCI") included in Shareholders' Equity.

Equity investments include common stocks, non-redeemable preferred stocks, exchange traded funds, money market mutual funds and limited liability companies, and investment partnerships in which the Company's interests are deemed minor. Equity investments with readily determinable fair values are recorded as Equity Securities at Fair Value on the Consolidated Balance Sheets. The changes in the fair value of such equity securities are reported in the Consolidated Statements of (Loss) Income. Dividend income on investments in common and non-redeemable preferred stocks is recognized on the ex-dividend date.

Equity Method Limited Liability Investments include investments in limited liability investment companies and limited partnerships in which the Company's interests are not deemed minor and are accounted for under the equity method of accounting whereby changes in net asset values ("NAV") are recorded in Net Investment Income in the Consolidated Statements of (Loss) Income. Certain partnerships for which results are not available on a timely basis are reported on a lag.

Investments in Alternative Energy Partnerships are measured using the HLBV method of equity method accounting whereby changes in the estimated amount the Company would receive upon the liquidation and distribution of the equity investment's net assets are recorded in Net Investment Income. Tax credits allocated from investments in Alternative Energy Partnerships are recognized using the flow-through method, where credits are recorded as a reduction to tax expense in the period earned. Differences in the basis calculated under tax law and GAAP are recognized using the income statement approach, where basis differences are recorded to Income Tax Benefit (Expense) immediately, rather than deferred as adjustments to the carrying value of the asset. Certain partnerships for which results are not available on a timely basis are reported on a lag.

Short-term Investments include certificates of deposit and other fixed maturities that mature within one year from the date of purchase, U.S. Treasury bills, money market mutual funds and overnight interest-bearing accounts. Short-term Investments are reported at cost, which approximates fair value.

Company-Owned Life Insurance ("COLI") is reported at cash surrender value with changes due to cost of insurance and investment experience reported in Net Investment Income in the Consolidated Statements of (Loss) Income.

Loans to Policyholders are carried at unpaid principal balance.

Other Investments primarily include Equity Securities at Modified Cost, Convertible Securities at Fair Value, Real Estate and Mortgage Loans. Equity Securities at Modified Cost do not have readily determinable fair values and are held at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. Investments in Convertible Securities include fixed maturities with equity conversion features. The Company has elected the fair value option method of accounting for investments in Convertible Securities and records Convertible Securities at fair value on the Consolidated Balance Sheets. Real Estate is carried at cost, net of accumulated depreciation. Real Estate is depreciated over the estimated useful life of the asset using the straight-line method of depreciation. Real Estate is evaluated for impairment when events or circumstances indicate the carrying value may not be recoverable. An impairment loss on real estate is recognized when the carrying value exceeds the sum of undiscounted projected future cash flows as well as the fair value, or, in the case of a property classified as held for sale, when the carrying value exceeds the fair value, net of costs to sell. Mortgage Loans are carried at amortized cost, net of a reserve for expected credit losses as applicable.

Investments in Fixed Maturities - Impairment Losses

For fixed maturity investments that the Company intends to sell or for which it is more likely than not that the Company will be required to sell before an anticipated recovery of value, the full amount of the impairment is reported in Impairment Losses. The Company writes down the investment's amortized cost to its fair value, and will not adjust for any subsequent recoveries.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES AND ACCOUNTING CHANGES (Continued)

For fixed maturity investments that the Company does not intend to sell or for which it is more likely than not that the Company will not be required to sell before an anticipated recovery of value, the Company will evaluate whether a decline in fair value below the amortized cost basis has occurred from a credit loss or other factors (non-credit related). Considerations in the credit loss assessment include (1) extent to which the fair value has been less than amortized cost, (2) conditions related to the security, an industry, or a geographic area, (3) payment structure of the investment and the likelihood of the issuer's ability to make contractual cash flows, (4) defaults or other collectability concerns related to the issuer, (5) changes in the ratings assigned by a rating agency and (6) other credit enhancements that affect the investment's expected performance.

Any increase or decrease in the expected allowance for credit losses related to investments is recognized in Impairment Losses. The expected allowance for credit losses is limited by the amount that the fair value is less than the amortized cost basis and is adjusted for any additional expected credit losses or subsequent recoveries. The amortized cost basis of the investment is not adjusted for the expected allowance for credit loss. The impairment related to other factors (non-credit related) is reported in Other Comprehensive (Loss) Income, net of applicable taxes.

The Company reports accrued investment income separately for available-for-sale fixed maturity securities and has elected not to measure an allowance for credit losses on accrued investment income. Accrued investment income is written off through Impairment Losses at the time the issuer of the bond defaults or is expected to default on interest payments.

Fair Value Measurements

The Company uses a hierarchical framework which prioritizes and ranks the market observability of inputs used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The Company classifies the inputs used to measure fair value into one of three levels as follows:

- Level 1 — Quoted prices in an active market for identical assets or liabilities;
- Level 2 — Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and
- Level 3 — Significant unobservable inputs for the asset or liability being measured.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company's market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level of input that is significant to the entire measurement. Such determination requires significant management judgment.

Deferred Policy Acquisition Costs

Costs directly associated with the successful acquisition of business, principally commissions and certain premium taxes and policy issuance costs, are deferred. Costs deferred on property and casualty insurance contracts and short-duration health insurance contracts are amortized over the period in which premiums are earned. Costs deferred on traditional life insurance products and other long-duration insurance contracts are primarily amortized over the anticipated premium-paying period of the related policies in proportion to the ratio of the annual premiums to the total premiums anticipated, which is estimated using the same assumptions used in calculating policy reserves.

Goodwill

The cost of an acquired entity over the fair value of net assets acquired is reported as Goodwill. Goodwill is not amortized, but rather is tested for recoverability annually or when certain triggering events require testing.

Insurance Reserves

Reserves for losses and LAE on property and casualty insurance coverage and health insurance coverage represent the estimated claim cost and loss adjustment expense necessary to cover the ultimate net cost of investigating and settling all losses incurred and unpaid at the end of any given accounting period. Such estimates are based on individual case estimates for

NOTE 2. SUMMARY OF ACCOUNTING POLICIES AND ACCOUNTING CHANGES (Continued)

reported claims and estimates for incurred but not reported ("IBNR") losses, including expected development on reported claims. These estimates are adjusted in the aggregate for ultimate loss expectations based on historical experience patterns and current economic trends, with any change in the estimated ultimate liabilities being reported in the Consolidated Statements of (Loss) Income in the period of change. Changes in such estimates may be material.

For traditional life insurance products, the reserves for future policy benefits are estimated on the net level premium method using assumptions as of the issue date for mortality, interest, policy lapses and expenses, including provisions for adverse deviations. These assumptions vary by such characteristics as plan, age at issue and policy duration. Mortality assumptions are based on the Company's historical experience and industry standards. Interest rate assumptions principally range from 3% to 7%. Lapse rate assumptions are based on actual and industry experience. Insurance Reserves for life insurance products are comprised of reserves for future policy benefits plus an estimate of the Company's liability for unpaid life insurance claims and claims adjustment expenses, which includes an estimate for IBNR life insurance claims. Prior to 2016, except when required by applicable law, the Company did not utilize the database of reported deaths maintained by the Social Security Administration or any other comparable database (a "Death Master File" or "DMF") in its operations, including to determine its IBNR liability for life insurance products. Instead of using such a database, the Company calculated its IBNR liability for life insurance products using Company-specific historical information, which included analyzing average paid claims and the average lag between date of death and the date reported to the Company for claims for which proof of death had been provided. In 2016, the Company initiated a voluntary enhancement of its claims handling procedures for its life insurance policies. The Company is now utilizing a DMF to identify potential situations where the Company has yet to be notified of an insured's death and, as appropriate, initiating an outreach process to identify and contact beneficiaries and settle claims.

Policyholder Obligations

Policyholder Obligations include Federal Home Loan Bank ("FHLB") funding agreements used for spread lending purposes and universal life-type policyholder contracts and are stated at account balances.

Receivables from Policyholders - Allowance for Expected Credit Losses

The allowance for credit losses is a valuation account that is deducted from the receivables from policyholders based on the net amount expected to be collected on the insurance contract. Receivables from policyholders are charged off against the allowance when management believes the uncollectability of the receivable is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

Management estimates the allowance using relevant available information, from internal and external sources, related to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience on the receivables from policyholders provide the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current environmental conditions, primarily unemployment rates that could impact an insured's ability to pay premiums.

Other Receivables

Other Receivables primarily include reinsurance recoverables, accrued investment income, ceded reinsurance reserves and receivables from limited liability investments and investments in partnerships. Reinsurance Recoverables were $39.6 million and $41.9 million at December 31, 2022 and 2021, respectively. Accrued Investment Income was $94.3 million and $79.6 million at December 31, 2022 and 2021, respectively. Ceded Reinsurance Reserves were $41.2 million and $42.1 million at December 31, 2022 and 2021, respectively. Receivables from limited liability investments and investments in partnerships were $35.2 million and $2.6 million at December 31, 2022 and 2021, respectively.

Other Assets

Other Assets primarily include property and equipment, internal use software, right-of-use assets, insurance licenses acquired in business combinations, the value of other intangible assets acquired and prepaid expenses. Property and equipment is depreciated over the useful lives of the assets, generally using the straight-line or double declining balance methods of depreciation depending on the asset involved. Internal use software is amortized over the useful life of the asset using the straight-line method of amortization and is evaluated for recoverability upon identification of impairment indications. Insurance licenses acquired in business combinations and other indefinite life intangibles are not amortized, but rather tested periodically for recoverability.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES AND ACCOUNTING CHANGES (Continued)

The Company accounts for the value of business acquired ("VOBA") based on actuarial estimates of the present value of future cash flows embedded in insurance in force as of an acquisition date. VOBA was $15.4 million and $19.0 million at December 31, 2022 and 2021, respectively. VOBA is amortized over the expected profit emergence period of the policies in force as of the acquisition date. The Company evaluates VOBA assets for recoverability annually.

The Company accounts for the future profits embedded in customer relationships ("Customer Relationships") acquired based on the present value of estimated future cash flows from such relationships. Customer Relationships were $2.7 million and $5.7 million at December 31, 2022 and 2021, respectively, and are amortized on a straight-line basis over the estimated useful life of the relationship. Customer Relationships are tested for recoverability using undiscounted projections of future cash flows and are written down to estimated fair value if the carrying value exceeds the sum of such projections of undiscounted cash flows.

The Company accounts for the present value of the future profits embedded in broker or agent relationships acquired ("Agent Relationships") based on the present value of estimated future cash flows from such acquired relationships or, using the cost recovery method, which estimates the ultimate cost to build a comparable distribution network. Agent Relationships were $50.6 million and $58.0 million at December 31, 2022 and 2021, respectively, and are amortized on a straight-line basis over the estimated useful life of the relationship. Agent Relationships are tested for recoverability using undiscounted projections of future cash flows and are written down to estimated fair value if the carrying value exceeds the sum of such projections of undiscounted cash flows.

Accrued Expenses and Other Liabilities

Accrued Expenses and Other Liabilities primarily include drafts payable, accrued salaries and commissions, pension benefits, postretirement medical benefits, lease liability and accrued taxes, licenses and fees.

Recognition of Earned Premiums and Related Expenses

Property and casualty insurance and short-duration health insurance premiums are deferred when written and recognized and earned ratably over the periods to which the premiums relate. Unearned Premiums represent the portion of the premiums written related to the unexpired portion of policies in force which has been deferred and is reported as a liability. The Company performs a premium deficiency analysis typically at a segment level, namely Specialty Property & Casualty Insurance and Preferred Property & Casualty Insurance, which is consistent with the manner in which the Company acquires and services policies and measures profitability. Anticipated investment income is included in this analysis. A premium deficiency is recognized when the sum of expected claim costs, claim adjustment expenses, unamortized deferred policy acquisition costs and maintenance costs exceeds the related unearned premiums by first reducing related deferred policy acquisition costs to an amount, but not below zero, at which the premium deficiency would not exist. If a premium deficiency remains after first reducing deferred policy acquisition costs, a premium deficiency reserve is established and reported as a liability in the Consolidated Financial Statements.

Traditional life insurance premiums are recognized as revenue when due. Policyholders' benefits are associated with related premiums to result in recognition of profits over the periods for which the benefits are provided using the net level premium method.

Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses include provisions for future policy benefits under life and certain accident and health insurance contracts and provisions for reported claims, estimates for IBNR claims and loss adjustment expenses. Benefit payments in excess of policy account balances are expensed.

Reinsurance

In the normal course of business, Kemper's insurance subsidiaries reinsure certain risks above certain retention levels with other insurance enterprises. These reinsurance agreements do not relieve Kemper's insurance subsidiaries of their legal obligations to the policyholder. Amounts recoverable from reinsurers are included in Other Receivables.

Gains related to long-duration reinsurance contracts are deferred and amortized over the life of the underlying reinsured policies. Losses related to long-duration reinsurance contracts are recognized immediately. Any gain or loss associated with reinsurance agreements for which Kemper's insurance subsidiaries have been legally relieved of their obligations to the policyholder is recognized in the period of relief.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES AND ACCOUNTING CHANGES (Continued)

Income Taxes

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance, if any, is maintained for the portion of deferred income tax assets that the Company does not expect to recover. Increases, if any, in the valuation allowance for deferred income tax assets are recognized as Income Tax Benefit (Expense). Decreases, if any, in the valuation allowance for deferred income tax assets are generally recognized as income tax benefit. The effect on deferred income tax assets and liabilities of a change in tax law including a change in tax rates is recognized in income from operations in the period in which the change is enacted.

The Company reports a liability for unrecognized tax benefits, if any, resulting from uncertain tax positions taken, or expected to be taken, in an income tax return, if any. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in Income Tax Benefit (Expense).

Premium Deficiency

Commencing in 2022, the Company began including anticipated net investment income in the premium deficiency analysis performed at the Specialty Property & Casualty Insurance and Preferred Property & Casualty Insurance segments. The Company believes this accounting principle change is preferable as it best reflects the ultimate profitability of an insurance contract in using all cash flows from the in-force policies, inclusive of related investment income, and provides improved comparability with industry peers. This accounting principle change had no impact on the results of the premium deficiency analysis in prior periods presented.

Company-Owned Life Insurance

In 2022, the Company has elected to separately display its investments in Company-Owned Life Insurance ("COLI") and Loans to Policyholders on the Consolidated Balance Sheets. These were previously reported in Other Investments on the Consolidated Balance Sheets.

Adoption of New Accounting Guidance

Guidance Adopted in 2022

The Company has adopted all recently issued accounting pronouncements with effective dates prior to January 1, 2023. There were no adoptions of such accounting pronouncements during the year ended December 31, 2022 that had a material impact on the Company's Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

Guidance Not Yet Adopted

In August 2018, the FASB issued ASU 2018-12, *Financial Services-Insurance (Topic 944): Targeted Improvements to Accounting for Long-Duration Contracts*. ASU 2018-12 amends the accounting model for certain long-duration insurance contracts and requires the insurer to provide additional disclosures in annual and interim reporting periods. In November 2020, the FASB issued ASU 2020-11 which deferred the effective date of ASU 2018-12 by one year for public business entities. ASU 2018-12 is now effective for fiscal years beginning after December 15, 2022, and interim periods within those annual periods. The amendments in ASU 2018-12 (i) require cash flow assumptions used to measure the liability for future policy benefits for nonparticipating traditional and limited pay long-duration contracts to be updated at least annually with the recognition and remeasurement recorded in net income. It also requires the discount rate used in measuring the liability to be an upper-medium grade fixed-income instrument yield, which is to be updated at each reporting period, and recognized in other comprehensive income, (ii) simplify the amortization of deferred acquisition costs to be amortized on a constant level basis over the expected term of the contract, (iii) require all market risk benefits to be measured at fair value, and (iv) enhance certain presentation and disclosure requirements which include disaggregated rollforwards for liability for future policy benefits, policyholder account balances, market risk benefits, separate account liabilities, deferred acquisition costs, and information about significant inputs, judgments and methods used in the measurement. The Company will adopt ASU 2018-12 effective January 1, 2023 using the modified retrospective transition method, with a transition date of the earliest period presented, January 1, 2021. Using this transition method, the Company estimates the after-tax impact as of the transition date will be a decrease to Shareholders' Equity of approximately $1.0 billion to $1.1 billion. The most significant driver of the transition adjustment will be the effect of

NOTE 2. SUMMARY OF ACCOUNTING POLICIES AND ACCOUNTING CHANGES (Continued)

updating the discount rate assumption to reflect an upper-medium grade fixed-income instrument yield, which will be generally equivalent to a single-A rated corporate bond interest rate. Holding all else equal, but using the discount rates as of December 31, 2022, the after-tax transition impact would have been an increase in Shareholders' Equity due to the change in reserves of approximately $130.0 million to $230.0 million. The discount rate impact to AOCI would reflect the impact of both the change in future policy benefits and the change in the fair value of invested assets, with the impact to the fair value of invested assets not included in the range above. Adoption will also significantly expand the Company's disclosures, and will have an impact on systems, processes, and controls.

In March 2022, the FASB issued ASU 2022-02, *Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, which eliminates the accounting guidance on troubled debt restructurings ("TDRs") for creditors in ASC 310-40 and amends the guidance on "vintage disclosures" to require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 is effective for annual periods beginning after December 15, 2022 and interim periods within those annual periods. The Company is currently evaluating the impact of the TDR guidance on its financial statements. The vintage disclosure guidance is not applicable.

Kemper Corporation and Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 3. NET (LOSS) INCOME PER UNRESTRICTED SHARE

The Company's awards of deferred stock units granted to Kemper's non-employee directors prior to 2019 contain rights to receive non-forfeitable dividend equivalents and participate in the undistributed earnings with common shareholders. Accordingly, the Company is required to apply the two-class method of computing basic and diluted earnings per share.

A reconciliation of the numerator and denominator used in the calculation of Basic Net (Loss) Income Per Unrestricted Share and Diluted Net (Loss) Income Per Unrestricted Share for the years ended December 31, 2022, 2021 and 2020 is presented below.

	2022	2021	2020
DOLLARS IN MILLIONS			
Net (Loss) Income	$ (301.2)	$ (120.5)	$ 409.9
Less: Net Income Attributed to Participating Awards	—	—	0.4
Net (Loss) Income Attributed to Unrestricted Shares	(301.2)	(120.5)	409.5
Dilutive Effect on Income of Equity-based Compensation Equivalent Shares	—	—	—
Diluted Net (Loss) Income Attributed to Unrestricted Shares	$ (301.2)	$ (120.5)	$ 409.5
SHARES IN THOUSANDS			
Weighted-average Unrestricted Shares Outstanding	63,825.5	64,264.4	65,636.1
Equity-based Compensation Equivalent Shares	—	—	1,093.7
Weighted-average Unrestricted Shares and Equivalent Shares Outstanding Assuming Dilution	63,825.5	64,264.4	66,729.8
PER UNRESTRICTED SHARE IN WHOLE DOLLARS			
Basic Net (Loss) Income Per Unrestricted Share	$ (4.72)	$ (1.87)	$ 6.24
Diluted Net (Loss) Income Per Unrestricted Share	$ (4.72)	$ (1.87)	$ 6.14

The number of shares of Kemper common stock that were excluded from the calculations of Equity-based Compensation Equivalent Shares and Weighted-average Unrestricted Shares and Equivalent Shares Outstanding Assuming Dilution for the years ended December 31, 2022, 2021 and 2020, because the effect of inclusion would be anti-dilutive, is presented below.

SHARES IN THOUSANDS	2022	2021	2020
Equity-based Compensation Equivalent Shares	2,410.7	2,180.1	874.5
Weighted-average Unrestricted Shares and Equivalent Shares Outstanding Assuming Dilution	2,410.7	2,180.1	874.5

NOTE 4. ACQUISITION OF BUSINESS

Acquisition of American Access Casualty Corporation

On April 1, 2021 Kemper completed the acquisition of American Access Casualty Company and its related captive insurance agency, Newins Insurance Agency Holdings, LLC, and its subsidiaries (collectively "AAC"). Pursuant to the agreement dated November 22, 2020, Kemper paid AAC's equity holders total cash consideration of approximately $370.9 million.

During 2022, the Company finalized its estimates of the fair value of assets acquired and liabilities assumed. There were no changes to the Company's preliminary estimates or allocation of the purchase price to the assets acquired and liabilities assumed.

NOTE 4 - ACQUISITION OF BUSINESS (Continued)

Based on the Company's final allocation of the purchase price, the fair value of the assets acquired and liabilities assumed were:

(Dollars in Millions)		
Fixed Maturities at Fair Value	$	151.2
Equity Securities at Fair Value		82.4
Short-term Investments at Cost which Approximates Fair Value		100.1
Cash		54.3
Receivables from Policyholders		148.9
Other Receivables		2.0
Goodwill		198.0
Current Income Tax Assets		0.3
Other Assets		81.4
Property and Casualty Insurance Reserves		(211.1)
Unearned Premiums		(177.8)
Deferred Income Tax Liabilities		(7.8)
Accrued Expenses and Other Liabilities		(51.0)
Total Purchase Price	$	370.9

The factors that contributed to the recognition of goodwill include synergies from economies of scale within the underwriting and claims operations, acquiring a talented workforce and cost savings opportunities.

Intangible Assets

Intangible assets consist of capitalized costs, primarily of the estimated fair value of distribution, customer relationships, policies in force, trade names and licenses, and technology. The estimated useful lives of these assets range from 1 to 8 years. These assets are reported in Other Assets in the Consolidated Balance Sheets.

Identifiable definite and indefinite lived intangible assets acquired consisted of the following:

(Dollars in Millions)		
Definite Life Intangibles		
Value of Business Acquired	$	42.9
Customer Relationships		4.8
Agent Relationships		7.2
Internal-Use Software		6.5
Trade Names		1.8
Indefinite Life Intangible Assets		
Insurance Licenses	$	2.5

NOTE 4 - ACQUISITION OF BUSINESS (Continued)

Unaudited Pro Forma Results

The following unaudited pro forma information presents the Company's results of operations as if the acquisition of AAC occurred on January 1, 2021. The adjustments to arrive at the pro forma information below included adjustments for the lost investment income on the cash used to fund the acquisition, amortization of the acquired intangible assets and the exclusion of certain acquisition related costs considered to be non-recurring in nature.

	Year Ended	
(Dollars in millions)	Dec 31, 2022	Dec 31, 2021
Total Revenues	$ 5,576.8	$ 5,884.2
Total Expenses	5,968.8	6,109.5
Loss from Continuing Operations before Income Taxes	(392.0)	(225.3)
Net Loss	$ (303.1)	$ (105.1)

The pro forma information is not necessarily indicative of the consolidated results of operations that might have been achieved had the transaction in fact occurred at the beginning of the periods presented, nor does the information project results for any future period. The pro forma information does not include the impact of any future cost savings or synergies that may be achieved as a result of the acquisition.

NOTE 5. DISPOSITIONS

Disposition of Reserve National Insurance Company

In July 2022, the Company entered into a definitive agreement to sell Reserve National Insurance Company and its wholly-owned subsidiaries (collectively, "Reserve National") to Medical Mutual of Ohio for approximately $90.0 million in total consideration. The sale closed on December 1, 2022. Subsequent adjustments to this purchase price could occur pursuant to the definitive agreement but are not expected to be material. In connection with the sale, a loss of $2.0 million, or $1.6 million net of income tax, was recorded for the year ended December 31, 2022, which is reflected in Interest and Other Expenses on the Consolidated Statements of (Loss) Income. Prior to measuring the final loss on sale, the goodwill assigned to the reporting unit was tested for impairment, which resulted in a total impairment loss of $11.4 million on the sale of Reserve National, $6.9 million of which was recognized in the fourth quarter of 2022 and also reflected in Interest and Other Expenses on the Consolidated Statements of (Loss) Income. Reserve National's results of operations are reported in the Life & Health segment's adjusted earnings through December 1, 2022.

NOTE 5. DISPOSITIONS (Continued)

The following table summarizes the assets and liabilities included in the sale on December 1, 2022:

(Dollars in millions)		Dec 1, 2022
Assets:		
Investments:		
Fixed Maturities at Fair Value (Amortized Cost: $43.3)	$	36.7
Short-term Investments at Cost which Approximates Fair Value		0.7
Loans to Policyholders		0.7
Total Investments		38.1
Cash		81.0
Receivables from Policyholders		2.6
Other Receivables		1.6
Deferred Policy Acquisition Costs		38.7
Goodwill		0.3
Other Assets		3.1
Investment in Subsidiaries		0.2
Total Assets	$	165.6
Liabilities:		
Insurance Reserves:		
Health Insurance Reserves	$	48.2
Unearned Premiums		10.8
Deferred Income Tax Liabilities		1.8
Accrued Expenses and Other Liabilities		13.8
Total Liabilities	$	74.6

NOTE 6. BUSINESS SEGMENTS

The Company is engaged, through its subsidiaries, in the property and casualty insurance and life and health insurance businesses. The Company conducts its operations through three operating segments: Specialty Property & Casualty Insurance, Preferred Property & Casualty Insurance, and Life & Health Insurance.

The Specialty Property & Casualty Insurance segment's principal products are specialty automobile insurance and commercial automobile insurance. The Preferred Property & Casualty Insurance segment's principal products are preferred automobile insurance, homeowners insurance and other personal insurance. These products are distributed primarily through independent agents and brokers. The Life & Health Insurance segment's principal products are individual life, accident, supplemental health and property insurance. These products are distributed by career agents employed by the Company.

The Company's earned premiums are derived in the United States. The accounting policies of the segments are the same as those described in Note 2, "Summary of Accounting Policies and Accounting Changes," to the Consolidated Financial Statements. Capital expenditures for long-lived assets by operating segment are immaterial.

It is the Company's management practice to allocate certain corporate expenses, primarily compensation costs for corporate employees and related facility costs, included in Interest and Other Expenses in the Consolidated Statements of (Loss) Income to its insurance operations. The amount of such allocated corporate expenses was $127.8 million, $121.9 million and $109.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Company does not allocate (Loss) Income from Change in Fair Value of Equity and Convertible Securities, Net Realized Gains on Sales of Investments, Impairment Losses, Acquisition and Disposition Related Transaction, Integration, Restructuring and Other Costs, Loss from Early Extinguishment of Debt, interest expense on debt or postretirement benefit plans, and actuarial gains and losses on its postretirement benefit plans to its operating segments.

Kemper Corporation and Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 6. BUSINESS SEGMENTS (Continued)

Segment Assets at December 31, 2022 and 2021 were:

DOLLARS IN MILLIONS	2022	2021
Specialty Property & Casualty Insurance	$ 5,492.3	$ 5,936.5
Preferred Property & Casualty Insurance	1,175.3	1,230.1
Life & Health Insurance	4,850.8	6,062.6
Corporate and Other, Net	1,845.6	1,687.3
Total Assets	$ 13,364.0	$ 14,916.5

Earned Premiums by product line for the years ended December 31, 2022, 2021 and 2020 were:

DOLLARS IN MILLIONS	2022	2021	2020
Specialty Property & Casualty Insurance:			
Personal Automobile	$ 3,496.7	$ 3,533.7	$ 3,031.3
Commercial Automobile	549.7	414.8	304.0
Preferred Property & Casualty Insurance:			
Preferred Automobile	363.7	410.5	431.7
Homeowners	200.0	207.3	220.7
Other Personal Lines	31.8	33.9	35.8
Life & Health Insurance:			
Life	405.7	401.7	385.7
Accident & Health	168.2	189.9	199.3
Property	50.5	61.9	63.7
Total Earned Premiums	$ 5,266.3	$ 5,253.7	$ 4,672.2

NOTE 6. BUSINESS SEGMENTS (Continued)

Segment Revenues, including a reconciliation to Total Revenues, for the years ended December 31, 2022, 2021 and 2020 were:

DOLLARS IN MILLIONS	2022	2021	2020
Segment Revenues:			
Specialty Property & Casualty Insurance:			
Earned Premiums	$ 4,046.4	$ 3,948.5	$ 3,335.3
Net Investment Income	140.7	152.5	114.1
Change in Value of Alternative Energy Partnership Investments	(9.9)	(29.0)	—
Other Income	6.0	4.1	1.8
Total Specialty Property & Casualty Insurance	4,183.2	4,076.1	3,451.2
Preferred Property & Casualty Insurance:			
Earned Premiums	595.5	651.7	688.2
Net Investment Income	49.7	68.6	37.7
Change in Value of Alternative Energy Partnership Investments	(4.7)	(16.3)	—
Other Income	—	—	0.1
Total Preferred Property & Casualty Insurance	640.5	704.0	726.0
Life & Health Insurance:			
Earned Premiums	624.4	653.5	648.7
Net Investment Income	216.5	202.7	198.8
Change in Value of Alternative Energy Partnership Investments	(5.3)	(15.8)	—
Other (Loss) Income	(0.6)	(1.3)	0.6
Total Life & Health Insurance	835.0	839.1	848.1
Total Segment Revenues	5,658.7	5,619.2	5,025.3
(Loss) Income from Change in Fair Value of Equity and Convertible Securities	(79.9)	114.6	72.1
Net Realized Investment Gains	4.3	64.8	38.1
Net Impairment Losses Recognized in Earnings	(25.8)	(11.0)	(19.5)
Other	19.5	5.4	89.7
Total Revenues	$ 5,576.8	$ 5,793.0	$ 5,205.7

Kemper Corporation and Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 6. BUSINESS SEGMENTS (Continued)

Segment Operating (Loss) Income, including a reconciliation to (Loss) Income before Income Taxes, for the years ended December 31, 2022, 2021 and 2020 was:

DOLLARS IN MILLIONS	2022	2021	2020
Segment Operating (Loss) Income:			
Specialty Property & Casualty Insurance	$ (196.9)	$ (292.1)	$ 420.9
Preferred Property & Casualty Insurance	(36.4)	(39.8)	1.8
Life & Health Insurance	59.5	10.5	71.2
Total Segment Operating (Loss) Income	(173.8)	(321.4)	493.9
Corporate and Other Operating (Loss) Income From:			
Partial Satisfaction of Judgment	—	—	89.4
Other	(47.7)	(48.4)	(36.5)
Corporate and Other Operating (Loss) Income	(47.7)	(48.4)	52.9
Adjusted Consolidated Operating (Loss) Income	(221.5)	(369.8)	546.8
(Loss) Income from Change in Fair Value of Equity and Convertible Securities	(79.9)	114.6	72.1
Net Realized Investment Gains	4.3	64.8	38.1
Impairment Losses	(25.8)	(11.0)	(19.5)
Acquisition and Disposition Related Transaction, Integration, Restructuring and Other Costs	(62.9)	(43.9)	(63.3)
Pension Obligation Settlement Costs	—	—	(64.1)
Loss from Early Extinguishment of Debt	(3.7)	—	—
(Loss) Income before Income Taxes	$ (389.5)	$ (245.3)	$ 510.1

Segment Net Operating (Loss) Income, including a reconciliation to Net (Loss) Income, for the years ended December 31, 2022, 2021 and 2020 was:

DOLLARS IN MILLIONS	2022	2021	2020
Segment Net Operating (Loss) Income:			
Specialty Property & Casualty Insurance	$ (147.4)	$ (196.1)	$ 337.9
Preferred Property & Casualty Insurance	(25.9)	(12.5)	3.5
Life & Health Insurance	54.2	28.2	60.0
Total Segment Net Operating (Loss) Income	(119.1)	(180.4)	401.4
Corporate and Other Net Operating (Loss) Income From:			
Partial Satisfaction of Judgment	—	—	70.6
Other	(37.8)	(38.4)	(33.2)
Total Corporate and Other Net Operating (Loss) Income	(37.8)	(38.4)	37.4
Adjusted Consolidated Net Operating (Loss) Income	(156.9)	(218.8)	438.8
Net (Loss) Income From:			
Change in Fair Value of Equity and Convertible Securities	(63.1)	90.5	57.0
Net Realized Investment Gains	3.4	51.2	30.1
Impairment Losses	(20.4)	(8.7)	(15.4)
Acquisition and Disposition Related Transaction, Integration, Restructuring and Other Costs	(61.3)	(34.7)	(50.0)
Pension Obligation Settlement Costs	—	—	(50.6)
Loss from Early Extinguishment of Debt	(2.9)	—	—
Net (Loss) Income	$ (301.2)	$ (120.5)	$ 409.9

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES

The Company's Property and Casualty Insurance Reserves are reported using the Company's estimate of its ultimate liability for losses and LAE for claims that occurred prior to the end of any given accounting period but have not yet been paid. Such estimates are based on individual case estimates for reported claims and estimates for IBNR losses, including expected development on reported claims. Property and Casualty Insurance Reserves are recorded net of any expected salvage and subrogation recoveries.

The determination of individual case reserves differs by line of business. For personal automobile insurance and commercial automobile insurance, case reserves are set primarily using statistical reserves that are based on studies of historical average paid amounts by state, coverage and product. However, when such reserves exceed certain thresholds they are set manually by adjusters. For preferred homeowners insurance and other personal insurance, case reserves are set by adjusters and are based on the adjusters' estimates of the amount for which the claims will ultimately be paid.

The Company's actuaries estimate ultimate losses and LAE and, therefore, reserves at least quarterly for most product lines and/or coverage levels using accident quarters or years spanning 10 or more years, depending on the size of the product line and/or coverage level or emerging issues relating to them. The Company's actuaries use a variety of generally accepted actuarial loss reserving estimation methodologies to estimate the ultimate losses and LAE for the current accident quarter or year and re-estimate the ultimate losses and LAE for previous accident quarters or years to determine if changes in the previous estimates of the ultimate losses and LAE are indicated by the most recent data.

The key assumption in these estimation methodologies is that patterns observed in prior periods are indicative of how losses and LAE are expected to develop in the future and that such historical data can be used to predict and estimate ultimate losses and LAE. However, changes in the Company's business processes, by their very nature, are likely to affect the development patterns, which generally results in the historical development factors becoming less reliable over time in predicting how losses and LAE will ultimately develop. The Company's actuaries use professional judgment in determining how much weight to place on the development patterns based on the older historical data and how much weight to place on the development patterns based on more recent data. In some cases, the Company's actuaries make adjustments to the loss reserving estimation methodologies to estimate ultimate losses and LAE. The Company's actuaries' quarterly or yearly selections are summed by product and/or coverage levels to create the actuarial indication of the ultimate losses and LAE. Paid amounts are then subtracted from the ultimates to compute the reserves for property and casualty insurance losses and LAE. These results are reviewed by the Company's actuaries and corporate management who apply their collective judgment and determine the appropriate estimated level of reserves to record. Numerous factors are considered in this determination process, including, but not limited to, the assessed reliability of key loss trends and assumptions that may be significantly influencing the current actuarial indications, changes in claim handling practices or other changes that affect the timing of payment or development patterns, changes in the mix of business, the maturity of the accident year, pertinent trends observed over the recent past, the level of volatility within a particular line of business, the improvement or deterioration of actuarial indications in the current period as compared to prior periods, and the amount of reserves related to third party pools for which the Company has limited access to the underlying data and, accordingly, relies on calculations provided by such pools. The Company's goal is to ensure that its total reserves for property and casualty insurance losses and LAE are adequate to cover all costs, while sustaining minimal variation from the time reserves for losses and LAE are initially estimated until losses and LAE are fully developed. Changes in the Company's estimates of these losses and LAE over time, also referred to as "development," will occur and may be material.

The following tables contain information about incurred and paid claims development as of and for the year ended December 31, 2022, net of reinsurance and indemnification, as well as cumulative claim frequency and the total of IBNR liabilities, including expected development on reported claims included within the net incurred losses and allocated LAE amounts. The tables are grouped by major product line and, if relevant, coverage. The information about incurred and paid claims development for the years ended December 31, 2018 through 2021 is presented as supplementary information and is unaudited.

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES (Continued)

Specialty Personal Automobile Insurance—Liability[1]

DOLLARS IN MILLIONS, EXCEPT CUMULATIVE INCURRED CLAIMS						As of December 31, 2022	
	Incurred Losses and Allocated LAE, Net of Reinsurance For the Years Ended December 31,					**Total of IBNR Liabilities Plus Expected Development on Reported Claims**	**Cumulative Number of Reported Claims**
Accident Year	**2018**	**2019**	**2020**	**2021**	**2022**		
2018	$ 1,324.0	$ 1,310.5	$ 1,307.8	$ 1,314.5	$ 1,316.1	$ 12.7	509,081
2019		1,461.5	1,494.7	1,506.1	1,508.3	27.2	548,271
2020			1,401.2	1,406.4	1,407.8	52.5	476,238
2021				1,856.9	1,824.7	152.4	583,773
2022					1,765.9	552.2	440,324
Total					7,822.8		

Cumulative Paid Losses and Allocated LAE, Net of Reinsurance

For the Years Ended December 31,

Accident Year	2018	2019	2020	2021	2022
2018	$ 541.3	$ 1,050.8	$ 1,211.8	$ 1,265.5	$ 1,292.6
2019		567.3	1,200.7	1,382.0	1,452.3
2020			555.2	1,107.6	1,287.8
2021				657.1	1,429.4
2022					738.2
Total					6,200.3
Outstanding Loss and Allocated LAE Reserves on Accident Years before 2018, Net of Reinsurance					20.0
Loss and Allocated LAE Reserves, Net of Reinsurance					$ 1,642.5

[1]Tables retrospectively include Infinity and AAC's historical incurred and paid accident year claim information for all periods presented.

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES (Continued)

Specialty Personal Automobile Insurance—Physical Damage[1]

DOLLARS IN MILLIONS, EXCEPT CUMULATIVE INCURRED CLAIMS						As of December 31, 2022	
	Incurred Losses and Allocated LAE, Net of Reinsurance For the Years Ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	2018	2019	2020	2021	2022		
2018	$ 558.9	$ 548.6	$ 548.0	$ 547.8	$ 548.1	$ (0.2)	309,625
2019		624.3	630.3	629.6	629.7	(9.7)	324,516
2020			650.5	659.5	659.5	(1.3)	296,417
2021				958.0	967.5	(12.2)	361,716
2022					993.5	25.8	297,398
Total					3,798.3		

	Cumulative Paid Losses and Allocated LAE, Net of Reinsurance For the Years Ended December 31,				
Accident Year	2018	2019	2020	2021	2022
2018	$ 509.4	$ 553.1	$ 549.0	$ 548.3	$ 548.2
2019		570.8	634.8	630.6	630.0
2020			585.5	663.8	659.7
2021				890.1	977.5
2022					921.9
Total					3,737.3
Outstanding Loss and Allocated LAE Reserves on Accident Years before 2018, Net of Reinsurance					1.7
Loss and Allocated LAE Reserves, Net of Reinsurance					$ 62.7

[1]Tables retrospectively include Infinity and AAC's historical incurred and paid accident year claim information for all periods presented.

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES (Continued)

Commercial Automobile Insurance—Liability[1]

DOLLARS IN MILLIONS, EXCEPT CUMULATIVE INCURRED CLAIMS						As of December 31, 2022	
	Incurred Losses and Allocated LAE, Net of Reinsurance For the Years Ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	2018	2019	2020	2021	2022		
2018	$ 123.2	$ 116.5	$ 113.0	$ 110.9	$ 111.2	$ 3.9	20,213
2019		128.4	126.1	126.6	128.1	7.5	19,624
2020			140.5	152.0	154.0	15.3	19,581
2021				225.6	228.6	42.2	27,143
2022					305.1	153.0	28,674
Total					927.0		

Cumulative Paid Losses and Allocated LAE, Net of Reinsurance and Indemnification For the Years Ended December 31,					
Accident Year	2018	2019	2020	2021	2022
2018	$ 36.8	$ 68.8	$ 88.1	$ 98.1	$ 104.3
2019		32.4	75.7	99.5	113.1
2020			37.0	87.6	111.7
2021				50.8	128.0
2022					72.2
Total					529.3
Outstanding Loss and Allocated LAE Reserves on Accident Years before 2018, Net of Reinsurance					16.6
Loss and Allocated LAE Reserves, Net of Reinsurance					$ 414.3

[1]Tables retrospectively include Infinity's historical incurred and paid accident year claim information for all periods presented.

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES (Continued)

Commercial Automobile Insurance—Physical Damage[1]

DOLLARS IN MILLIONS, EXCEPT CUMULATIVE INCURRED CLAIMS						As of December 31, 2022	
	Incurred Losses and Allocated LAE, Net of Reinsurance For the Years Ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	2018	2019	2020	2021	2022		
2018	$ 23.6	$ 23.5	$ 23.6	$ 23.6	$ 23.6	$ 0.1	9,570
2019		26.0	27.1	26.9	26.8	(0.5)	9,311
2020			31.9	32.2	32.1	0.1	11,039
2021				52.4	51.9	(0.1)	17,687
2022					74.5	2.0	20,280
Total					208.9		

	Cumulative Paid Losses and Allocated LAE, Net of Reinsurance and Indemnification For the Years Ended December 31,				
Accident Year	2018	2019	2020	2021	2022
2018	$ 21.7	$ 23.6	$ 23.6	$ 23.6	$ 23.6
2019		23.0	26.9	26.8	26.8
2020			26.2	31.9	32.0
2021				43.3	51.9
2022					66.8
Total					201.1
Outstanding Loss and Allocated LAE Reserves on Accident Years before 2018, Net of Reinsurance					0.5
Loss and Allocated LAE Reserves, Net of Reinsurance					$ 8.3

[1]Tables retrospectively include Infinity's historical incurred and paid accident year claim information for all periods presented.

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES (Continued)

Preferred Personal Automobile Insurance—Liability

DOLLARS IN MILLIONS, EXCEPT CUMULATIVE INCURRED CLAIMS

| | | | | | | As of December 31, 2022 | |
| | | | | | | Total of IBNR Liabilities Plus Expected Development on Reported Claims | Cumulative Number of Reported Claims |

| | Incurred Losses and Allocated LAE, Net of Reinsurance For the Years Ended December 31, | | | | | | |
Accident Year	2018	2019	2020	2021	2022		
2018	$ 157.6	$ 156.3	$ 161.7	$ 163.4	$ 163.4	$ 1.1	31,701
2019		172.2	195.5	200.0	201.8	2.7	34,586
2020			148.9	153.6	151.8	7.0	24,746
2021				176.9	179.8	21.9	27,449
2022					165.0	56.1	22,833
Total					861.8		

Cumulative Paid Losses and Allocated LAE, Net of Reinsurance

For the Years Ended December 31,

Accident Year	2018	2019	2020	2021	2022
2018	$ 55.5	$ 107.6	$ 132.7	$ 147.4	$ 155.8
2019		62.7	127.9	160.8	181.1
2020			44.4	92.8	117.7
2021				50.3	106.1
2022					55.0
Total					615.7
Outstanding Loss and Allocated LAE Reserves on Accident Years before 2018, Net of Reinsurance					8.7
Loss and Allocated LAE Reserves, Net of Reinsurance				$	254.8

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES (Continued)

Preferred Personal Automobile Insurance—Physical Damage

						As of December 31, 2022	
DOLLARS IN MILLIONS, EXCEPT CUMULATIVE INCURRED CLAIMS							
	Incurred Losses and Allocated LAE, Net of Reinsurance For the Years Ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	2018	2019	2020	2021	2022		
2018	$ 113.9	$ 111.0	$ 110.4	$ 110.4	$ 110.3	$ 0.1	61,733
2019		126.4	125.8	125.9	125.8	0.4	67,101
2020			96.1	98.0	97.9	0.3	47,639
2021				118.5	117.9	(0.2)	53,626
2022					110.9	(2.7)	45,908
Total					562.8		

	Cumulative Paid Losses and Allocated LAE, Net of Reinsurance For the Years Ended December 31,				
Accident Year	2018	2019	2020	2021	2022
2018	$ 107.2	$ 111.4	$ 110.4	$ 110.3	$ 110.2
2019		120.7	126.5	125.6	125.4
2020			90.9	98.4	97.6
2021				113.1	118.1
2022					108.7
Total					560.0
Outstanding Loss and Allocated LAE Reserves on Accident Years before 2018, Net of Reinsurance					—
Loss and Allocated LAE Reserves, Net of Reinsurance					$ 2.8

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES (Continued)

Homeowners Insurance

DOLLARS IN MILLIONS, EXCEPT CUMULATIVE INCURRED CLAIMS						As of December 31, 2022	
	Incurred Losses and Allocated LAE, Net of Reinsurance For the Years Ended December 31,					**Total of IBNR Liabilities Plus Expected Development on Reported Claims**	**Cumulative Number of Reported Claims**
Accident Year	**2018**	**2019**	**2020**	**2021**	**2022**		
2018	$ 185.9	$ 183.0	$ 183.6	$ 185.3	$ 185.0	$ 4.5	16,065
2019		162.9	161.8	163.1	162.8	2.1	14,558
2020			157.0	149.8	144.6	3.0	14,036
2021				149.9	149.8	7.8	13,590
2022					142.7	10.0	10,304
Total					784.9		

	Cumulative Paid Losses and Allocated LAE, Net of Reinsurance For the Years Ended December 31,				
Accident Year	**2018**	**2019**	**2020**	**2021**	**2022**
2018	$ 127.4	$ 180.2	$ 180.0	$ 183.1	$ 183.6
2019		111.1	150.4	157.7	159.5
2020			94.6	130.8	137.4
2021				100.6	132.6
2022					97.0
Total					710.1
Outstanding Loss and Allocated LAE Reserves on Accident Years before 2018, Net of Reinsurance					3.5
Loss and Allocated LAE Reserves, Net of Reinsurance					$ 78.3

The claim counts in the preceding tables are cumulative reported claim counts as of December 31, 2022 and are equal to the sum of cumulative open and cumulative closed claims, including claims closed without payment. Certain product lines, particularly the Company's specialty personal automobile insurance, tend to have a higher percentage of claims closed without payment.

The Company's claims associated with automobile insurance are counted at the feature level. As such, each claimant and each coverage is counted separately. For example, if for one occurrence, the Company's policyholder is at fault for damage to his/her own vehicle, another party's vehicle and three injured parties, there may be five features—three for bodily injury liability, one for property damage liability and one for first-party collision coverage. There may also be another feature for first-party medical payments.

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES (Continued)

The following table reconciles the net incurred and paid claims development tables presented above to the Company's liability for Property and Casualty Insurance Reserves included in the Consolidated Balance Sheets at December 31, 2022.

DOLLARS IN MILLIONS	2022
Property and Casualty Insurance Reserves, Net of Reinsurance:	
Specialty Personal Automobile Insurance—Liability	$ 1,642.5
Specialty Personal Automobile Insurance—Physical Damage	62.7
Commercial Automobile Insurance—Liability	414.3
Commercial Automobile Insurance—Physical Damage	8.3
Preferred Personal Automobile Insurance—Liability	254.8
Preferred Personal Automobile Insurance—Physical Damage	2.8
Homeowners Insurance	78.3
Other	44.1
Total	$ 2,507.8
Reinsurance Recoverables on Unpaid Losses and Allocated LAE:	
Specialty Personal Automobile Insurance—Liability	$ 1.5
Specialty Personal Automobile Insurance—Physical Damage	—
Commercial Automobile Insurance—Liability	19.2
Commercial Automobile Insurance—Physical Damage	—
Preferred Personal Automobile Insurance—Liability	10.1
Preferred Personal Automobile Insurance—Physical Damage	—
Homeowners Insurance	4.9
Other	3.9
Total	39.6
Unallocated LAE	209.5
Property and Casualty Insurance Reserves, Gross of Reinsurance	$ 2,756.9

The following is supplementary information about average historical claims duration as of December 31, 2022.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (Unaudited)

Years	1	2	3	4	5
Specialty Personal Automobile Insurance—Liability	39.2 %	79.1 %	91.7 %	96.2 %	98.2 %
Specialty Personal Automobile Insurance—Physical Damage	91.4	100.9	100.1	100.0	100.0
Commercial Automobile Insurance—Liability	25.7	58.5	76.5	88.3	93.8
Commercial Automobile Insurance—Physical Damage	86.4	99.8	99.8	99.9	99.9
Preferred Personal Automobile Insurance—Liability	31.1	62.3	79.5	90.0	95.3
Preferred Personal Automobile Insurance—Physical Damage	96.0	100.5	99.8	99.8	99.9
Homeowners Insurance	67.5	92.2	96.4	98.5	99.3

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES (Continued)

Property and Casualty Insurance Reserve activity for the years ended December 31, 2022, 2021 and 2020 was:

DOLLARS IN MILLIONS	2022	2021	2020
Property and Casualty Insurance Reserves:			
Gross of Reinsurance at Beginning of Year	$ 2,772.7	$ 1,982.5	$ 1,969.8
Less Reinsurance Recoverables at Beginning of Year	41.9	50.1	65.6
Property and Casualty Insurance Reserves, Net of Reinsurance at Beginning of Year	2,730.8	1,932.4	1,904.2
Property and Casualty Insurance Reserves Acquired, Net of Reinsurance	—	211.1	—
Incurred Losses and LAE related to:			
Current Year	4,103.3	4,052.7	2,873.6
Prior Years	(14.6)	106.7	36.4
Total Incurred Losses and LAE	4,088.7	4,159.4	2,910.0
Paid Losses and LAE related to:			
Current Year:	2,460.5	2,303.4	1,679.1
Prior Years	1,641.7	1,268.7	1,202.7
Total Paid Losses and LAE	4,102.2	3,572.1	2,881.8
Property and Casualty Insurance Reserves, Net of Reinsurance at End of Year	2,717.3	2,730.8	1,932.4
Plus Reinsurance Recoverables at End of Year	39.6	41.9	50.1
Property and Casualty Insurance Reserves, Gross of Reinsurance at End of Year	$ 2,756.9	$ 2,772.7	$ 1,982.5

Property and Casualty Insurance Reserves are estimated based on historical experience patterns and current economic trends. Actual loss experience and loss trends are likely to differ from these historical experience patterns and economic conditions. Loss experience and loss trends emerge over several years from the dates of loss inception. The Company monitors such emerging loss trends on a quarterly basis. Changes in such estimates are included in the Consolidated Statements of (Loss) Income in the period of change.

In 2022, the Company decreased its property and casualty insurance reserves by $14.6 million to recognize favorable development of loss and LAE reserves from prior accident years. Specialty Personal Automobile insurance loss and LAE reserves developed favorably by $17.6 million due primarily to the emergence of more favorable loss patterns than expected for liability and physical damage insurance. Commercial Automobile insurance loss and LAE reserves developed adversely by $3.6 million due primarily to the emergence of less favorable loss patterns than expected for liability insurance. Preferred Personal Automobile insurance loss and LAE reserves developed adversely by $1.8 million due primarily to the emergence of less favorable loss patterns than expected for liability insurance. Homeowners insurance loss and LAE reserves developed favorably by $7.6 million due primarily to the emergence of more favorable loss patterns than expected. Other personal lines loss and LAE reserves developed adversely by $5.2 million due primarily to the emergence of less favorable loss patterns than expected for prior accident years.

In 2021, the Company increased its property and casualty insurance reserves by $106.7 million to recognize adverse development of loss and LAE reserves from prior accident years. Specialty Personal Automobile insurance loss and LAE reserves developed adversely by $85.3 million due primarily to legal developments and increased severity in personal injury protection coverage in Florida and other liability coverages. Commercial Automobile insurance loss and LAE reserves included adverse development of $12.4 million due primarily to the emergence of less favorable loss patterns than expected for liability insurance. Preferred Personal Automobile insurance loss and LAE reserves developed adversely by $12.1 million due primarily to the emergence of less favorable loss patterns than expected for liability insurance. Homeowners insurance loss and LAE reserves developed favorably by $6.5 million due primarily to the emergence of more favorable loss patterns than expected. Other personal lines loss and LAE reserves developed adversely by $3.4 million due primarily to the emergence of less favorable loss patterns than expected for prior accident years.

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES (Continued)

In 2020, the Company increased its property and casualty insurance reserves by $36.4 million to recognize adverse development of loss and LAE reserves from prior accident years. Specialty Personal Automobile insurance loss and LAE reserves developed adversely by $28.2 million due primarily to the emergence of less favorable loss patterns than expected for both liability and physical damage insurance. Commercial Automobile insurance loss and LAE reserves included favorable development of $12.9 million due primarily to the emergence of more favorable loss patterns than expected for liability insurance. Preferred Personal Automobile insurance loss and LAE reserves developed adversely by $26.7 million due primarily to the emergence of less favorable loss patterns than expected for liability insurance. Homeowners insurance loss and LAE reserves developed favorably by $2.1 million due primarily to the emergence of more favorable loss patterns than expected. Other personal lines loss and LAE reserves developed favorably by $3.5 million due primarily to the emergence of more favorable loss patterns than expected for prior accident years.

The Company cannot predict whether loss and LAE reserves will develop favorably or unfavorably from the amounts reported in the Consolidated Financial Statements. The Company believes that any such development will not have a material effect on the Company's consolidated financial position, but could have a material effect on the Company's consolidated financial results for a given period.

Reinsurance recoverables on property and casualty insurance reserves were $39.6 million and $41.9 million at December 31, 2022 and 2021, respectively. These recoverables are concentrated with several reinsurers, the majority of which are highly rated by one or more of the principal investor and/or insurance company rating agencies. While most of these recoverables were unsecured at December 31, 2022 and 2021, the agreements with the reinsurers generally provide for some form of collateralization upon the occurrence of certain events.

Receivables from Policyholders - Allowance for Expected Credit Losses

The following table presents receivables from policyholders, net of the allowance for expected credit losses including a rollforward of changes in the allowance for expected credit losses for the year ended December 31, 2022.

(Dollars in Millions)	Receivables from Policyholders, Net of Allowance for Expected Credit Losses		Allowance for Expected Credit Losses	
Balance at Beginning of Year	$	1,418.7	$	13.6
Provision for Expected Credit Losses				48.0
Write-offs of Uncollectible Receivables from Policyholders				(48.5)
Balance at End of Year	$	1,286.6	$	13.1

The following table presents receivables from policyholders, net of the allowance for expected credit losses including a rollforward of changes in the allowance for expected credit losses for the year ended December 31, 2021.

(Dollars in Millions)	Receivables from Policyholders, Net of Allowance for Expected Credit Losses		Allowance for Expected Credit Losses	
Balance at Beginning of Year	$	1,194.5	$	20.9
Provision for Expected Credit Losses				50.5
Write-offs of Uncollectible Receivables from Policyholders				(57.8)
Balance at End of Year	$	1,418.7	$	13.6

NOTE 8. INSURANCE EXPENSES

Insurance Expenses for the years ended December 31, 2022, 2021 and 2020 were:

DOLLARS IN MILLIONS	2022	2021	2020
Commissions	$ 724.8	$ 817.6	$ 745.8
General Expenses	358.4	339.5	307.4
Premium Tax Expense	99.5	104.3	94.2
Total Costs Incurred	1,182.7	1,261.4	1,147.4
Policy Acquisition Costs:			
Deferred	(691.5)	(772.6)	(693.4)
Amortized	705.3	684.3	641.8
Net Policy Acquisition Costs Amortized (Deferred)	13.8	(88.3)	(51.6)
Amortization of VOBA	4.1	45.0	4.7
Insurance Expenses	$ 1,200.6	$ 1,218.1	$ 1,100.5

Commissions for servicing policies are expensed as incurred, rather than deferred and amortized. The Company recorded amortization of Deferred Policy Acquisition Costs of $705.3 million, $684.3 million and $641.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 9. INVESTMENTS

Fixed Maturities

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2022 were:

DOLLARS IN MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Expected Credit Losses	Fair Value
U.S. Government and Government Agencies and Authorities	$ 612.5	$ 1.3	$ (85.8)	$ —	$ 528.0
States and Political Subdivisions	1,797.6	10.3	(238.3)	(0.7)	1,568.9
Foreign Governments	5.0	—	(0.9)	—	4.1
Corporate Securities:					
Bonds and Notes	4,030.3	17.7	(499.7)	(8.9)	3,539.4
Redeemable Preferred Stocks	9.0	—	(1.0)	—	8.0
Collateralized Loan Obligations	1,014.7	—	(60.8)	—	953.9
Other Mortgage- and Asset-backed	342.7	0.1	(50.3)	—	292.5
Investments in Fixed Maturities	$ 7,811.8	$ 29.4	$ (936.8)	$ (9.6)	$ 6,894.8

NOTE 9. INVESTMENTS (Continued)

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2021 were:

DOLLARS IN MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Expected Credit Losses	Fair Value
U.S. Government and Government Agencies and Authorities	$ 610.1	$ 29.2	$ (1.9)	$ —	$ 637.4
States and Political Subdivisions	1,752.5	144.6	(7.0)	—	1,890.1
Foreign Governments	6.7	—	(1.2)	—	5.5
Corporate Securities:					
Bonds and Notes	3,929.0	481.4	(16.0)	(7.5)	4,386.9
Redeemable Preferred Stocks	7.0	0.4	—		7.4
Collateralized Loan Obligations	756.0	0.9	(4.8)	—	752.1
Other Mortgage- and Asset-backed	296.9	12.4	(1.8)	—	307.5
Investments in Fixed Maturities	$ 7,358.2	$ 668.9	$ (32.7)	$ (7.5)	$ 7,986.9

Other Receivables included $5.8 million and $0.6 million of unsettled sales of Investments in Fixed Maturities at December 31, 2022 and December 31, 2021, respectively. Accrued Expenses and Other Liabilities included unsettled purchases of Investments in Fixed Maturities of $25.9 million and $12.7 million at December 31, 2022 and 2021, respectively.

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2022 by contractual maturity were:

DOLLARS IN MILLIONS	Amortized Cost	Fair Value
Due in One Year or Less	$ 151.1	$ 146.9
Due after One Year to Five Years	991.8	952.3
Due after Five Years to Ten Years	1,231.1	1,071.9
Due after Ten Years	3,598.8	3,070.3
Mortgage- and Asset-backed Securities Not Due at a Single Maturity Date	1,839.0	1,653.4
Investments in Fixed Maturities	$ 7,811.8	$ 6,894.8

The expected maturities of the Company's Investments in Fixed Maturities may differ from the contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Investments in Mortgage- and Asset-backed Securities Not Due at a Single Maturity Date at December 31, 2022 consisted of securities issued by the Government National Mortgage Association with a fair value of $245.6 million, securities issued by the Federal National Mortgage Association with a fair value of $95.5 million, securities issued by the Federal Home Loan Mortgage Corporation with a fair value of $65.9 million and securities of other non-governmental issuers with a fair value of $1,246.5 million.

NOTE 9. INVESTMENTS (Continued)

An aging of unrealized losses on the Company's Investments in Fixed Maturities at December 31, 2022 is presented below.

DOLLARS IN MILLIONS	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed Maturities:						
U.S. Government and Government Agencies and Authorities	$ 337.3	$ (49.3)	$ 126.5	$ (36.5)	$ 463.8	$ (85.8)
States and Political Subdivisions	854.7	(140.6)	276.8	(97.7)	1,131.5	(238.3)
Foreign Governments	0.1	—	2.6	(0.9)	2.7	(0.9)
Corporate Securities:						
Bonds and Notes	2,730.6	(373.9)	424.4	(125.8)	3,155.0	(499.7)
Redeemable Preferred Stocks	7.7	(1.0)	—	—	7.7	(1.0)
Collateralized Loan Obligations	568.2	(34.2)	373.9	(26.6)	942.1	(60.8)
Other Mortgage- and Asset-backed	205.4	(28.9)	79.5	(21.4)	284.9	(50.3)
Total Fixed Maturities	$ 4,704.0	$ (627.9)	$ 1,283.7	$ (308.9)	$ 5,987.7	$ (936.8)

The Company regularly reviews its fixed maturity investment portfolio for factors that may indicate that a decline in fair value of an investment has resulted from an expected credit loss. The portions of the declines in the fair values of fixed maturity investments that are determined to be due to expected credit losses are reported as losses in the Consolidated Statements of (Loss) Income in the periods when such determinations are made.

Investment-grade fixed maturity investments comprised $904.0 million and below-investment-grade fixed maturity investments comprised $32.8 million of the unrealized losses on investments in fixed maturities at December 31, 2022. For below-investment-grade fixed maturity investments in an unrealized loss position, the unrealized loss amount, on average, was 11% of the amortized cost basis.

At December 31, 2022 and December 31, 2021, the Company did not have the intent to sell these investments, and it was not more likely than not that the Company would be required to sell these investments before an anticipated recovery of value. The Company evaluated these investments for credit losses at December 31, 2022 and December 31, 2021. The Company considers many factors in evaluating whether the unrealized losses were credit related including, but not limited to, the extent to which the fair value has been less than amortized cost, conditions related to the security, industry, or geographic area, payment structure of the investment and the likelihood of the issuer's ability to make contractual cashflows, defaults or other collectability concerns related to the issuer, changes in the ratings assigned by a rating agency, and other credit enhancements that affect the investment's expected performance. The Company determined that the unrealized losses on these securities were due to non-credit related factors at the evaluation date.

NOTE 9. INVESTMENTS (Continued)

An aging of unrealized losses on the Company's Investments in Fixed Maturities at December 31, 2021 is presented below.

DOLLARS IN MILLIONS	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed Maturities:						
U.S. Government and Government Agencies and Authorities	$ 168.7	$ (1.8)	$ 1.2	$ (0.1)	$ 169.9	$ (1.9)
States and Political Subdivisions	385.0	(6.9)	1.5	(0.1)	386.5	(7.0)
Foreign Governments	2.2	(0.6)	2.6	(0.6)	4.8	(1.2)
Corporate Securities:						
Bonds and Notes	596.8	(13.1)	49.3	(2.9)	646.1	(16.0)
Redeemable Preferred Stocks	0.1	—	—	—	0.1	—
Collateralized Loan Obligations	250.9	(2.6)	192.6	(2.2)	443.5	(4.8)
Other Mortgage- and Asset-backed	100.1	(1.8)	—	—	100.1	(1.8)
Total Fixed Maturities	$ 1,503.8	$ (26.8)	$ 247.2	$ (5.9)	$ 1,751.0	$ (32.7)

Investment-grade fixed maturity investments comprised $23.7 million and below-investment-grade fixed maturity investments comprised $9.0 million of the unrealized losses on investments in fixed maturities at December 31, 2021. For below-investment-grade fixed maturity investments in an unrealized loss position, the unrealized loss amount, on average, was approximately 4% of the amortized cost basis of the investment.

Fixed Maturities - Expected Credit Losses

The following table sets forth the change in allowance for credit losses on fixed maturities available-for-sale by major security type for year ended December 31, 2022.

(Dollars in Millions)	States and Political Subdivisions	Corporate Bonds and Notes	Total
Beginning of the Year	$ —	$ 7.5	$ 7.5
Additions for Securities for which No Previous Expected Credit Losses were Recognized	0.7	6.3	7.0
Net Increase in Allowance on Securities for which Expected Credit Losses were Previously Recognized	—	5.8	5.8
Write-offs Charged Against Allowance	—	(10.7)	(10.7)
End of Year	$ 0.7	$ 8.9	$ 9.6

The following table sets forth the change in allowance for credit losses on fixed maturities available-for-sale by major security type for year ended December 31, 2021.

(Dollars in Millions)	Foreign Governments	Corporate Bonds and Notes	Total
Beginning of the Year	$ 0.3	$ 3.0	$ 3.3
Additions for Securities for which No Previous Expected Credit Losses were Recognized	—	5.6	5.6
Net Decrease in Allowance on Securities for which Expected Credit Losses were Previously Recognized	(0.3)	(0.8)	(1.1)
Write-offs Charged Against Allowance	—	(0.3)	(0.3)
End of Year	$ —	$ 7.5	$ 7.5

NOTE 9. INVESTMENTS (Continued)

Equity Securities

<u>Equity Securities at Fair Value</u>

Equity securities with readily-determinable fair values, including equity securities which the Company previously classified as Fair Value Option Investments, are classified as Equity Securities at Fair Value in the Consolidated Balance Sheets with changes in fair value recorded as Income from Change in Fair Value of Equity and Convertible Securities in the Consolidated Statements of (Loss) Income. Net unrealized gains arising during the year ended December 31, 2022 and recognized in earnings, related to such investments still held as of December 31, 2022 were $6.2 million.

Equity Method Limited Liability Investments

Equity Method Limited Liability Investments include investments in limited liability investment companies and limited partnerships in which the Company's interests are not deemed minor and are accounted for under the equity method of accounting. The Company's investments in Equity Method Limited Liability Investments are generally of a passive nature in that the Company does not take an active role in the management of the investment entity.

In 2022 and 2021, aggregate investment income from Equity Method Limited Liability Investments exceeded 10% of the Company's pretax consolidated net income. Accordingly, the Company is disclosing aggregated summarized financial data for its Equity Method Limited Liability Investments for all periods presented in the Consolidated Financial Statements. Such aggregated summarized financial data does not represent the Company's proportionate share of the Equity Method Limited Liability Investment assets or earnings. Aggregate total assets of the Equity Method Limited Liability Investments in which the Company invested totaled $5,585.9 million, $5,042.5 million and $3,554.5 million, as of December 31, 2022, 2021, and 2020, respectively. Aggregate total liabilities of the Equity Method Limited Liability Investments in which the Company invested totaled $2,367.0 million, $2,074.8 million and $1,602.5 million, as of December 31, 2022, 2021, and 2020, respectively. Aggregate net income of the Equity Method Limited Liability Investments in which the Company invested totaled $381.8 million, $585.1 million and $74.9 million for the years ended December 31, 2022, 2021, and 2020, respectively. The aggregate summarized financial data is based on the most recent and sufficiently-timely financial information available to the Company as of the respective reporting dates and periods. The Company's maximum exposure to loss at December 31, 2022 is limited to the total carrying value of $217.0 million. In addition, the Company had outstanding commitments totaling approximately $95.9 million to fund Equity Method Limited Liability Investments at December 31, 2022. At December 31, 2022, 2.1% of Equity Method Limited Liability Investments were reported without a reporting lag, 6.2% of the total carrying value were reported with a one month lag, and the remainder were reported with more than a one month lag.

There were no unsettled purchases of Equity Method Limited Liability Investments as of December 31, 2022 and 2021. There were $35.2 million and $1.2 million unsettled sales of Equity Method Limited Liability Investments at December 31, 2022 and December 31, 2021, respectively.

Alternative Energy Partnership Investments

Alternative Energy Partnership Investments include partnerships formed to invest in newly installed residential solar leases and power purchase agreements. As a result of this investment, the Company has the right to certain investment tax credits and tax depreciation benefits, and to a lesser extent, cash flows generated from the installed solar systems leased to individual consumers for a fixed period of time. The HLBV equity method of accounting is used for the Company's investments in Alternative Energy Partnership Investments.

The Company's maximum exposure to loss at December 31, 2022 is limited to the total carrying value of $16.3 million. The Company has no outstanding commitments to fund Alternative Energy Partnership Investments as of December 31, 2022. Alternative Energy Partnership Investments are reported on a three month lag.

Company-Owned Life Insurance

The carrying values of the Company's COLI investment at December 31, 2022 and December 31, 2021 were $586.5 million and $448.1 million, respectively.

NOTE 9. INVESTMENTS (Continued)

Loans to Policyholders

Loans to Policyholders represents funds loaned to policyholders up to the cash surrender value of the associated insurance policies and are carried at the unpaid principal balances due to the Company from the policyholders. Interest income on policy loans is recognized in Net Investment Income at the contract interest rate when earned. Policy loans are fully collateralized by the cash surrender value of the associated insurance policies.

The carrying values of the Company's Loans to Policyholders at Unpaid Principal investment at December 31, 2022 and December 31, 2021 were $283.4 million and $286.2 million, respectively.

Other Investments

The carrying values of the Company's Other Investments at December 31, 2022 and 2021 were:

DOLLARS IN MILLIONS	2022	2021
Equity Securities at Modified Cost	$ 38.4	$ 32.3
Convertible Securities at Fair Value	43.3	46.4
Real Estate at Depreciated Cost	93.6	94.0
Mortgage Loans	91.1	96.8
Other	3.5	0.5
Total	$ 269.9	$ 270.0

Investments in Equity Securities at Modified Cost were $38.4 million and $32.3 million at December 31, 2022 and December 31, 2021, respectively. The Company performs a qualitative impairment analysis on a quarterly basis consisting of various factors such as earnings performance, current market conditions, changes in credit ratings, changes in the regulatory environment and other factors. If the qualitative analysis identifies the presence of impairment indicators, the Company estimates the fair value of the investment. If the estimated fair value is below the carrying value, the Company records an impairment in the Consolidated Statements of (Loss) Income to reduce the carrying value to the estimated fair value. When the Company identifies observable transactions of the same or similar securities to those held by the Company, the Company increases or decreases the carrying value to the observable transaction price. The Company did not recognize any changes in carrying value due to observable transactions for the year ended December 31, 2022. The Company did not recognize any impairment on Equity Securities at Modified Cost for the year ended December 31, 2022 as a result of the Company's impairment analysis. The Company recognized no cumulative increases or decreases in the carrying value due to observable transactions and $9.6 million of cumulative impairments on Equity Securities at Modified Cost held as of December 31, 2022.

Kemper Corporation and Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 10. INCOME FROM INVESTMENTS

Net Investment Income for the years ended December 31, 2022, 2021 and 2020 was:

DOLLARS IN MILLIONS	2022	2021	2020
Investment Income:			
Interest on Fixed Income Securities	$ 300.1	$ 277.7	$ 289.8
Dividends on Equity Securities Excluding Alternative Investments	6.3	15.9	15.4
Alternative Investments:			
Equity Method Limited Liability Investments	31.3	56.7	4.9
Limited Liability Investments Included in Equity Securities	42.1	46.9	22.1
Total Alternative Investments	73.4	103.6	27.0
Short-term Investments	3.7	1.0	5.5
Loans to Policyholders	21.5	21.7	22.1
Real Estate	10.1	9.3	9.6
Company-Owned Life Insurance	37.9	25.7	12.9
Other	7.7	6.7	0.3
Total Investment Income	460.7	461.6	382.6
Investment Expenses:			
Real Estate	7.9	9.7	8.8
Other Investment Expenses	30.2	24.6	25.6
Total Investment Expenses	38.1	34.3	34.4
Net Investment Income	$ 422.6	$ 427.3	$ 348.2

Other Receivables includes accrued investment income of $94.3 million and $79.6 million at December 31, 2022 and 2021, respectively.

NOTE 10. INCOME FROM INVESTMENTS (Continued)

The components of Net Realized Gains on Sales of Investments for the years ended December 31, 2022, 2021 and 2020 were:

DOLLARS IN MILLIONS	2022	2021	2020
Fixed Maturities:			
Gains on Sales	$ 31.6	$ 63.4	$ 40.6
Losses on Sales	(31.9)	(2.1)	(7.9)
Gains on Hedging Activity	1.7	—	—
Equity Securities:			
Gains on Sales	9.7	4.1	5.9
Losses on Sales	(6.8)	(0.7)	(1.9)
Equity Method Limited Liability Investments:			
Gains on Sales	—	0.4	—
Losses on Sales	—	—	(0.4)
Real Estate:			
Gains on Sales	—	0.1	1.8
Losses on Sales	—	(0.4)	—
Net Realized Investment Gains	$ 4.3	$ 64.8	$ 38.1
Gross Gains on Sales	$ 41.3	$ 68.0	$ 48.3
Gross Losses on Sales	(38.7)	(3.2)	(10.2)
Gains on Hedging Activity	1.7	—	—
Net Realized Investment Gains	$ 4.3	$ 64.8	$ 38.1

The components of Impairment Losses reported in the Consolidated Statements of (Loss) Income for the years ended December 31, 2022, 2021 and 2020 were:

DOLLARS IN MILLIONS	2022	2021	2020
Fixed Maturities	$ (25.8)	$ (6.4)	$ (16.7)
Equity Securities	—	(4.2)	(2.8)
Real Estate	—	(0.4)	—
Net Impairment Losses Recognized in Earnings	$ (25.8)	$ (11.0)	$ (19.5)

NOTE 11. DERIVATIVES

The Company's earnings, cash flows, and financial position are subject to fluctuations due to changes in prevailing interest rates. From time to time, the Company uses derivative financial instruments to reduce fluctuations of earnings related to interest rate exposure.

The Company entered into derivative agreements with maturity dates throughout 2022 and future periods. Derivative instruments are carried at fair value on the Consolidated Balance Sheets. Derivative instruments in a gain position are presented within Other Investments and those in a loss position are included in Accrued Expenses and Other Liabilities. Changes in the fair values of derivatives are recorded on the Consolidated Statements of (Loss) Income within Net Realized Investment Gains or Accumulated Other Comprehensive (Loss) Income along with the corresponding change in the designated hedge assets.

Interest Rate Risk

The Company's debt securities valuations utilize the Treasury designated benchmark rate, exposing the Company to variability due to changes in interest rates.

NOTE 11. DERIVATIVES (Continued)

Interest Swap Lock

The Company has entered into interest swap lock agreements classified as cash flow hedges to manage exposure to changes in future purchase prices of fixed maturity securities attributable to changes in the benchmark (Treasury) interest rate. The Company assesses the effectiveness of cash flow hedges using the hypothetical derivative method. Based on the results of the assessment, the hedge is determined to be highly effective.

Treasury Lock

During 2022 the Company entered into Treasury Lock agreements classified as fair value hedges to manage exposure to changes in the fair value of designated assets. These agreements matured in the third quarter of 2022. The results are shown in the Fair Value Hedges section below. The Company assesses the effectiveness of fair value hedges using the dollar-offset method. Based on the results of the assessment, the hedge is determined to be highly effective.

Reverse Treasury Lock

During 2022 the Company entered into a Reverse Treasury Lock agreement to manage reinvestment risk on future purchases of fixed maturity securities. The Reverse Treasury Lock agreement did not qualify for hedge accounting. The results are shown in the Reverse Treasury Lock section below.

Primary Risks Managed by Derivatives

The following table presents the derivative instruments, primary underlying risk exposure, gross notional amount, and estimated fair value of the Company's derivatives:

		Dec 31, 2022			Dec 31, 2021		
			Estimated Fair Value			Estimated Fair Value	
(Dollars in Millions)		Gross Notional Amount			Gross Notional Amount		
Derivative Instrument	Primary Underlying Risk Exposure		Assets	Liabilities		Assets	Liabilities
Derivatives Designated as Hedging Instruments:							
Interest Swap Lock	Interest Rate Risk	$ 5.0	$ —	$ 0.4	$ —	$ —	$ —
Derivatives Not Designated or Not Qualifying as Hedging Instruments:							
Reverse Treasury Lock	Interest Rate Risk	$ 100.0	$ 1.7	$ —	$ —	$ —	$ —

Effects of Derivatives on the Statements of Income and Comprehensive (Loss) Income

Cash Flow Hedges

The below table reflects the amounts of Losses deferred into AOCI and subsequently reclassified into Net (Loss) Income through Net Realized Investment Gains for derivatives qualifying as cash flow hedges for the years ended December 31, 2022 and 2021:

	Year Ended	
(Dollars in Millions)	Dec 31, 2022	Dec 31, 2021
Amount of Losses Deferred in AOCI	$ (0.4)	$ —
Amount of Losses Reclassified into Income	—	—
Net Comprehensive Loss from Cash Flow Hedges	$ (0.4)	$ —

NOTE 11. DERIVATIVES (Continued)

Fair Value Hedges

The below table reflects the effects of changes in the designated hedged asset's impacts on AOCI and Net Realized Investment Gains as well as the derivative instruments designated as fair value hedges impact on Net Realized Investment Gains for the years ended December 31, 2022 and 2021:

	Year Ended	
(Dollars in Millions)	Dec 31, 2022	Dec 31, 2021
Increase in Derivative Instruments Designated as Fair Value Hedges	$ 1.1	$ —
Decrease in Fair Value of Hedged Assets Reclassified from AOCI	(1.1)	—
Net Gain from Hedging Activity	$ —	$ —

Derivatives Not Designated or Not Qualifying as Hedging Instruments

Reverse Treasury Lock

A portion of the Company's derivatives were not designated or did not qualify as part of a hedging relationship at both December 31, 2022 and 2021. The changes in value of the derivatives not qualifying for hedge accounting are recognized in Net Realized Investment Gains on the Consolidated Statements of (Loss) Income. The below table reflects the amounts recognized in Net Realized Investment Gains for the years ended December 31, 2022 and 2021:

	Year Ended	
(Dollars in Millions)	Dec 31, 2022	Dec 31, 2021
Net Realized Investment Gains	$ 1.7	$ —

NOTE 12. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company is responsible for the determination of fair value of financial assets and liabilities, including the supporting assumptions and methodologies, and uses independent third-party valuation service providers, broker quotes and internal pricing methodologies to determine fair values. The Company obtains or estimates only one single quote or price for each financial instrument. The Company uses a hierarchical framework for inputs to determine fair value which prioritizes the use of observable inputs and minimizes the use of unobservable inputs. Additionally, the Company categorizes fair value measurements based on the lowest level of input that is considered to be significant to the entire measurement.

The Company classifies its investments in Fixed Maturities as available for sale and reports these investments at fair value. The Company reports equity investments with readily determinable fair values as Equity Securities at Fair Value. Certain investments that are measured at fair value using the net asset value practical expedient are not required to be classified using the fair value hierarchy, but are presented in the following two tables to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Balance Sheets.

NOTE 12. FAIR VALUE MEASUREMENTS (Continued)

The valuation of assets and liabilities measured at fair value in the Company's Consolidated Balance Sheets at December 31, 2022 is summarized below. The Company has no material liabilities that are measured and reported at fair value.

	Fair Value Measurements				
DOLLARS IN MILLIONS	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Measured at Net Asset Value**	**Total Fair Value**
Assets:					
Fixed Maturities:					
U.S. Government and Government Agencies and Authorities	$ 103.6	$ 424.4	$ —	$ —	$ 528.0
States and Political Subdivisions	—	1,568.9	—	—	1,568.9
Foreign Governments	—	4.1	—	—	4.1
Corporate Securities:					
Bonds and Notes	—	3,323.4	216.0	—	3,539.4
Redeemable Preferred Stocks	—	1.2	6.8	—	8.0
Collateralized Loan Obligations	—	953.9	—	—	953.9
Other Mortgage- and Asset-backed	—	287.4	5.1	—	292.5
Total Investments in Fixed Maturities	103.6	6,563.3	227.9	—	6,894.8
Equity Securities at Fair Value:					
Preferred Stocks:					
Finance, Insurance and Real Estate	—	29.0	—	—	29.0
Other Industries	—	9.2	1.6	—	10.8
Common Stocks:					
Finance, Insurance and Real Estate	0.9	—	—	—	0.9
Other Industries	0.3	0.4	0.5	—	1.2
Other Equity Interests:					
Exchange Traded Funds	12.2	—	—	—	12.2
Limited Liability Companies and Limited Partnerships	—	—	—	189.1	189.1
Total Investments in Equity Securities at Fair Value	13.4	38.6	2.1	189.1	243.2
Convertible Securities at Fair Value	—	43.3	—	—	43.3
Other Liabilities:					
Derivative Instruments Not Designated as Hedges	—	1.7	—	—	1.7
Total Assets	$ 117.0	$ 6,646.9	$ 230.0	$ 189.1	$ 7,183.0
Liabilities:					
Accrued Expenses and Other Liabilities:					
Derivative Instruments Designated as Cash Flow Hedges	$ —	$ (0.4)	$ —	$ —	$ (0.4)
Total Liabilities	$ —	$ (0.4)	$ —	$ —	$ (0.4)

NOTE 12. FAIR VALUE MEASUREMENTS (Continued)

The valuation of assets measured at fair value in the Company's Consolidated Balance Sheets at December 31, 2021 is summarized below.

	Fair Value Measurements				
DOLLARS IN MILLIONS	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Measured at Net Asset Value	Total Fair Value
Assets:					
Fixed Maturities:					
U.S. Government and Government Agencies and Authorities	$ 132.8	$ 504.6	$ —	$ —	$ 637.4
States and Political Subdivisions	—	1,890.1	—	—	1,890.1
Foreign Governments	—	5.5	—	—	5.5
Corporate Securities:					
Bonds and Notes	—	4,150.1	236.8	—	4,386.9
Redeemable Preferred Stocks	—	1.3	6.1	—	7.4
Collateralized Loan Obligations	—	752.1	—	—	752.1
Other Mortgage- and Asset-backed	—	300.5	7.0	—	307.5
Total Investments in Fixed Maturities	132.8	7,604.2	249.9	—	7,986.9
Equity Securities at Fair Value:					
Preferred Stocks:					
Finance, Insurance and Real Estate	—	34.2	—	—	34.2
Other Industries	—	16.1	1.5	—	17.6
Common Stocks:					
Finance, Insurance and Real Estate	18.9	—	—	—	18.9
Other Industries	2.9	—	—	—	2.9
Other Equity Interests:					
Exchange Traded Funds	432.0	—	—	—	432.0
Limited Liability Companies and Limited Partnerships	—	—	—	325.0	325.0
Total Investments in Equity Securities at Fair Value	453.8	50.3	1.5	325.0	830.6
Other Investments:					
Convertible Securities at Fair Value	—	46.4	—	—	46.4
Total Assets	$ 586.6	$ 7,700.9	$ 251.4	$ 325.0	$ 8,863.9
Liabilities:					
Accrued Expenses and Other Liabilities:					
Derivative Instruments Designated as Cash Flow Hedges	$ —	$ —	$ —	$ —	$ —
Total Liabilities	$ —	$ —	$ —	$ —	$ —

NOTE 12. FAIR VALUE MEASUREMENTS (Continued)

The Company's investments in Fixed Maturities that are classified as Level 1 primarily consist of U.S. Treasury Bonds and Notes. The Company's investments in Equity Securities at Fair Value that are classified as Level 1 consist of either investments in publicly-traded common stocks or exchange traded funds. The Company's investments in Fixed Maturities that are classified as Level 2 primarily consist of investments in corporate bonds, obligations of states and political subdivisions, collateralized loan obligations, and mortgage-backed securities of U.S. government agencies. The Company's investments in Equity Securities at Fair Value that are classified as Level 2 primarily consist of investments in preferred stocks. The Company's Derivative Instruments Designated as Fair Value Hedges that are classified as Level 2 primarily consist of hedges against the Company's available for sale debt securities portfolio. The Company uses a leading, nationally recognized provider of market data and analytics to price the vast majority of the Company's Level 2 measurements. The provider utilizes evaluated pricing models that vary by asset class and incorporate available trade, bid and other market information. Because many fixed maturity securities do not trade on a daily basis, the provider's evaluated pricing applications apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing to prepare evaluations. In addition, the provider uses model processes to develop prepayment and interest rate scenarios. The pricing provider's models and processes also take into account market convention. For each asset class, teams of its evaluators gather information from market sources and integrate relevant credit information, perceived market movements and sector news into the evaluated pricing applications and models. The Company generally validates the measurements obtained from its primary pricing provider by comparing them with measurements obtained from one additional pricing provider that provides either prices from recent market transactions, quotes in inactive markets or evaluations based on its own proprietary models.

The Company investigates significant differences related to the values provided. On completion of its investigation, management exercises judgment to determine the price selected and whether adjustments, if any, to the price obtained from the Company's primary pricing provider would warrant classification of the price as Level 3. In instances where a measurement cannot be obtained from either pricing provider, the Company generally will evaluate bid prices from one or more binding quotes obtained from market makers to value investments in inactive markets and classified by the Company as Level 2. The Company generally classifies securities when it receives non-binding quotes or indications as Level 3 securities unless the Company can validate the quote or indication against recent transactions in the market.

The table below presents quantitative information about the significant unobservable inputs utilized by the Company in determining fair values for fixed maturity investments in corporate securities classified as Level 3 at December 31, 2022.

DOLLARS IN MILLIONS	Unobservable Input	Total Fair Value	Range of Unobservable Inputs		Weighted-average Yield
Investment-grade	Market Yield	$ 56.5	4.6 % -	14.5 %	9.2 %
Non-investment-grade:					
Senior Debt	Market Yield	72.9	4.6 -	36.7	10.9
Junior Debt	Market Yield	42.1	8.8 -	22.5	15.1
Other	Various	56.4			
Total Level 3 Fixed Maturity Investments		$ 227.9			

The table below presents quantitative information about the significant unobservable inputs utilized by the Company in determining fair values for fixed maturity investments in corporate securities classified as Level 3 at December 31, 2021.

DOLLARS IN MILLIONS	Unobservable Input	Total Fair Value	Range of Unobservable Inputs		Weighted-average Yield
Investment-grade	Market Yield	$ 87.9	2.3 % -	10.3 %	5.4 %
Non-investment-grade:					
Senior Debt	Market Yield	76.1	5.1 -	20.2	8.5
Junior Debt	Market Yield	53.9	6.0 -	27.5	15.0
Other	Various	32.0			
Total Level 3 Fixed Maturity Investments		$ 249.9			

NOTE 12. FAIR VALUE MEASUREMENTS (Continued)

For an investment in a fixed maturity security, an increase in the yield used to determine the fair value of the security will decrease the fair value of the security. A decrease in the yield used to determine fair value will increase the fair value of the security, but for callable securities the fair value increase is generally limited to par, unless the security is currently callable at a premium.

Information by security type pertaining to the changes in the fair value of the Company's investments classified as Level 3 for the year ended December 31, 2022 is presented below.

| | Fixed Maturities | | | Equity Securities | |
| | Corporate Bonds and Notes | Redeemable Preferred Stocks | Other Mortgage- and Asset- backed | Preferred and Common Stocks | |
DOLLARS IN MILLIONS					Total
Balance at Beginning of Year	$ 236.8	$ 6.1	$ 7.0	$ 1.5	$ 251.4
Total Losses:					
Included in Consolidated Statements of (Loss) Income	(12.7)	—	—	—	(12.7)
Included in Other Comprehensive (Loss) Income	(19.2)	(1.3)	(1.9)	(0.2)	(22.6)
Purchases	107.8	2.0	—	2.7	112.5
Settlements	—	—	—	—	—
Sales	(114.1)	—	—	(1.9)	(116.0)
Transfers into Level 3	23.1	—	—	—	23.1
Transfers out of Level 3	(5.7)	—	—	—	(5.7)
Balance at End of Year	$ 216.0	$ 6.8	$ 5.1	$ 2.1	$ 230.0

The transfers into and out of Level 3 were due to changes in the availability of market observable inputs.

Information by security type pertaining to the changes in the fair value of the Company's investments classified as Level 3 for the year ended December 31, 2021 is presented below.

| | Fixed Maturities | | | | Equity Securities | |
| | Corporate Bonds and Notes | Redeemable Preferred Stocks | Collateralized Loan Obligations | Other Mortgage- and Asset- backed | Preferred and Common Stocks | |
DOLLARS IN MILLIONS						Total
Balance at Beginning of Year	$ 433.0	$ 6.2	$ —	$ 10.0	$ —	$ 449.2
Total Gains (Losses):						
Included in Consolidated Statements of (Loss) Income	2.8	—	—	—	—	2.8
Included in Other Comprehensive (Loss) Income	1.2	(0.1)	0.1	(0.5)	0.7	1.4
Purchases	104.6	—	17.7	16.2	1.7	140.2
Settlements	—	—	—	(0.1)	—	(0.1)
Sales	(128.1)	—	(10.0)	(0.2)	—	(138.3)
Transfers into Level 3	8.1	—	10.0	—	1.7	19.8
Transfers out of Level 3	(184.8)	—	(17.8)	(18.4)	(2.6)	(223.6)
Balance at End of Year	$ 236.8	$ 6.1	$ —	$ 7.0	$ 1.5	$ 251.4

The transfers into and out of Level 3 were due to changes in the availability of market observable inputs.

NOTE 12. FAIR VALUE MEASUREMENTS (Continued)

The table below shows investments reported at fair value using NAV and their unfunded commitments by asset class as of December 31, 2022 and 2021, respectively.

Dollars in Millions	December 31, 2022		December 31, 2021	
Asset Class	Fair Value Using NAV	Unfunded Commitments	Fair Value Using NAV	Unfunded Commitments
Reported as Equity Method Limited Liability Investments:				
Mezzanine Debt	$ 114.3	$ 51.6	$ 120.0	$ 43.3
Senior Debt	21.6	42.0	27.5	46.7
Distressed Debt	9.4	—	21.7	100.1
Secondary Transactions	9.3	1.7	11.7	8.3
Hedge Fund	0.5	—	8.7	—
Leveraged Buyout	8.9	0.6	8.7	0.1
Growth Equity	1.2	—	0.7	—
Real Estate	43.3	—	29.9	—
Other	8.5	—	13.0	—
Total Equity Method Limited Liability Investments	217.0	95.9	241.9	198.5
Reported as Other Equity Interests at Fair Value:				
Mezzanine Debt	106.0	56.0	129.3	53.7
Senior Debt	21.9	6.0	29.9	15.1
Distressed Debt	12.5	13.0	44.9	20.0
Secondary Transactions	3.5	4.2	4.0	6.8
Hedge Funds	18.1	—	82.7	—
Leveraged Buyout	21.6	9.0	32.2	6.0
Growth Equity	5.4	7.9	2.0	0.7
Other	0.1	0.2	—	—
Total Reported as Other Equity Interests at Fair Value	189.1	96.3	325.0	102.3
Reported as Equity Securities at Modified Cost:				
Other	8.3	—	7.7	—
Total Reported as Equity Securities at Modified Cost	8.3	—	7.7	—
Total Investments in Limited Liability Companies and Limited Partnerships	$ 414.4	$ 192.2	$ 574.6	$ 300.8

At December 31, 2022, the Company had unfunded commitments to invest an additional $192.2 million in certain limited liability investment companies and limited partnerships that will be included in Other Equity Interests and Equity Method Limited Liability Investments if funded.

The fund investments included above (excluding Hedge Funds) are not redeemable, because distributions from the funds will be received when underlying investments of the funds are liquidated. The funds are generally expected to have approximately 10 year lives at their inception, but these lives may be extended at the fund manager's discretion, typically in one or two-year increments.

The hedge fund investments included above, which are carried at fair value, are generally redeemable subject to the redemption notices period. The majority of the hedge fund investments are redeemable monthly or quarterly.

NOTE 12. FAIR VALUE MEASUREMENTS (Continued)

The following table includes information related to the Company's investments in certain private equity funds or hedge funds that calculate a net asset value per share:

Asset Class	Investment Category Includes
Mezzanine Debt	Funds with investments in junior or subordinated debt and potentially minority equity securities issued by private companies.
Senior Debt	Funds with investments in senior or first lien debt and potentially minority equity securities typically issued by private companies.
Distressed Debt	Funds with debt or minority equity investments that are made opportunistically in companies that are in or near default or under financial strain with potential to have an active role in restructuring company.
Secondary Transactions	Funds that focus on purchasing third party fund interests from investors seeking liquidity within their own portfolio.
Hedge Fund	Funds that focus primarily on investing in public securities with strategy of generating uncorrelated returns to the public markets.
Leveraged Buyout	Funds with control equity investments in more mature, positive cash flowing, private companies that are typically purchased with the use of financial leverage.
Growth Equity	Funds that invest in early or venture stage companies with high growth potential with view towards generating realizations through sale or initial public offering ("IPO") of company.
Real Estate	Funds with investments in multi-family housing properties.
Other	Consists of direct investments of preferred equity or minority common equity investments into private companies structured as limited partnerships or limited liability companies.

Presented below are the carrying values and fair value estimates of financial instruments not carried at fair value.

	December 31, 2022		December 31, 2021	
(Dollars in Millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Loans to Policyholders	$ 283.4	$ 283.4	$ 286.2	$ 286.2
Short-term Investments	278.4	278.4	284.1	284.1
Mortgage Loans	91.1	91.1	96.8	96.8
Company-Owned Life Insurance	586.5	586.5	448.1	448.1
Equity Securities at Modified Cost	38.4	38.4	32.3	32.3
Financial Liabilities:				
Long-term Debt	$ 1,386.9	$ 1,195.1	$ 1,121.9	$ 1,152.1
Policyholder Obligations	601.0	601.0	401.9	401.9

Loans to policyholders are carried at unpaid principal balance which approximates fair value and are categorized as Level 3 within the fair value hierarchy. The nature of policy loans is to have a negligible default risk as the loans are fully collateralized by the value of the policy. Policy loans do not have a stated maturity and the balances and accrued interest are repaid either by the policyholder or with proceeds from the policy. Due to the collateralized nature of policy loans and unpredictable timing of payments, the Company believes the carrying value of policy loans approximates fair value. The fair value measurement of Short-term Investments is estimated using inputs that are considered either Level 1 or Level 2 measurements. The Mortgage Loans fair value measurement is considered equal to amortized cost given the short-term nature of the investments. The fair value measurement of Equity Securities at Modified Cost is estimated using inputs that are considered Level 3 measurements. The cash surrender value of Company-Owned Life Insurance approximates fair value. The fair value of Long-term Debt is estimated using quoted prices for similar liabilities in markets that are not active. The inputs used in the valuation are considered Level 2 measurements. Policyholder Obligations presented in the preceding table consist of advances from the FHLB of Chicago, and the inputs used in the valuation are considered Level 2 measurements.

NOTE 13. GOODWILL AND INTANGIBLE ASSETS

Goodwill balances by business segment at December 31, 2022 and 2021 were:

DOLLARS IN MILLIONS	2022	2021
Specialty Property & Casualty Insurance	$ 1,043.0	$ 1,043.0
Preferred Property & Casualty Insurance	49.6	49.6
Life & Health Insurance	207.7	219.4
Total	$ 1,300.3	$ 1,312.0

The Company tests goodwill for recoverability at the reporting unit level on an annual basis, or whenever events or circumstances indicate the fair value of a reporting unit may have declined below its carrying value. The Company performed a quantitative goodwill impairment assessment for all reporting units with goodwill as of October 1, 2022, principally using projections of discounted cash flows to estimate the fair values of the reporting units. For each unit tested, the estimated fair value exceeded the carrying value of the reporting unit, and the Company concluded that the associated goodwill was recoverable for each reporting unit tested, with the exception of Reserve National.

In 2022, Kemper completed the sale of Reserve National to Medical Mutual of Ohio. As a result of the sale, goodwill attributed to Reserve National was separately tested for recoverability and the Company incurred goodwill impairment of $11.4 million. The remaining $0.3 million of goodwill attributable to Reserve National was derecognized at the time of the sale. See Note 5, "Dispositions", for more information.

The gross carrying amount and accumulated amortization of Definite and Indefinite life intangible assets at December 31, 2022 and 2021 were:

	2022			2021		
(Dollars in Millions)	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Definite Life Intangible Assets:						
Value of Business Acquired	$ 237.5	$ 222.1	$ 15.4	$ 237.5	$ 218.5	$ 19.0
Customer Relationships	43.8	41.1	2.7	43.8	38.1	5.7
Agent Relationships	81.6	31.0	50.6	81.6	23.6	58.0
Trade Names	1.8	1.7	0.1	1.8	0.9	0.9
Internal-Use Software	352.1	153.9	198.2	341.7	132.4	209.3
Total Definite Life Intangible Assets	716.8	449.8	267.0	706.4	413.5	292.9
Indefinite Life Intangible Assets:						
Trade Names	5.2	—	5.2	5.2	—	5.2
Insurance Licenses	44.5	—	44.5	45.1	—	45.1
Total Indefinite Life Intangible Assets	49.7	—	49.7	50.3	—	50.3
Total Intangible Assets	$ 766.5	$ 449.8	$ 316.7	$ 756.7	$ 413.5	$ 343.2

The Company records intangible assets acquired in business combinations and certain costs incurred developing and customizing internal-use software within Other Assets on the Consolidated Balance Sheets. Definite life intangible assets are amortized over the estimated profit emergence period or estimated useful life of the asset. Indefinite life intangible assets are not amortized, but rather tested annually for impairment. In 2022 and 2021, the Company recognized amortization expense on definite life intangible assets of $53.7 million and $87.0 million, respectively.

NOTE 13. GOODWILL AND INTANGIBLE ASSETS (Continued)

The amount of amortization expense expected to be recorded in the next five years for definite life intangible assets is as follows:

DOLLARS IN MILLIONS	2023		2024		2025		2026		2027
Definite Life Intangible Assets:									
Value of Business Acquired	$	1.8	$	1.6	$	1.6	$	1.5	$	1.5
Customer Relationships		1.1		0.4		0.4		0.3		0.2
Agent Relationships		7.3		5.5		4.9		4.9		1.2
Internal-Use Software		37.2		30.3		23.8		20.2		15.3
Total	$	47.4	$	37.8	$	30.7	$	26.9	$	18.2

NOTE 14. VARIABLE INTEREST ENTITIES

The Company invests in an Alternative Energy Partnership formed to provide sustainable energy projects that are designed to generate a return primarily through the realization of federal tax credits. This entity was formed to invest in newly installed residential solar leases and power purchase agreements. As a result of this investment, the Company has the right to certain investment tax credits and tax depreciation benefits, and to a lesser extent, cash flows generated from the installed solar systems leased to individual consumers.

The Company's interest in the Alternative Energy Partnership Investment is considered an investment in a variable interest entity ("VIE"). To determine whether the investment should be consolidated in the Consolidated Financial Statements, the Company evaluates whether it is the primary beneficiary of the VIE. The primary beneficiary is the party that has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company has determined that it is not the primary beneficiary as it does not have the power to direct the activities that most significantly impact the economic performance of the entity and therefore is not required to consolidate the VIE. The project sponsor governs the entity and the Company only has consent rights that have been deemed protective in nature and does not participate in key economic decisions of the entity.

The investment is accounted for using the equity method of accounting and included in Alternative Energy Partnership Investments in the Consolidated Balance Sheets. The Company uses the HLBV equity method to account for earnings and losses. This method provides an earnings allocation that appropriately reflects the substantive economics of the investment. Earnings and losses on the investment are reported in Change in Value of Alternative Energy Partnership Investments and investment tax credits are recognized in Income Tax Benefit (Expense) on the Consolidated Statements of (Loss) Income.

The following table presents information regarding activity in the Company's Alternative Energy Partnership Investments as of the periods indicated:

	Year Ended	
(Dollars in millions)	Dec 31, 2022	Dec 31, 2021
Fundings	$ —	$ 80.0
Cash distribution from investment	3.3	0.5
Loss on investments in Alternative Energy Partnership	(19.9)	(61.2)
Income tax credits recognized	4.3	73.9
Tax benefit recognized from Alternative Energy Partnership	3.7	5.1

NOTE 14. VARIABLE INTEREST ENTITIES (Continued)

The following table represents the carrying value of the associated assets and liabilities and the associated maximum loss exposure of the Alternative Energy Partnership Investments as of the dates indicated:

(Dollars in millions)	Dec 31, 2022
Cash	$ 3.0
Equipment, net of depreciation	261.7
Other assets	5.1
Total unconsolidated assets	269.7
Maximum loss exposure	16.3

The Company's maximum loss exposure in the event that all of the assets in the Alternative Energy Partnership are deemed worthless is $16.3 million, which is the carrying value of the investment at December 31, 2022.

NOTE 15. OTHER COMPREHENSIVE (LOSS) INCOME AND ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The tables below display the changes in Accumulated Other Comprehensive (Loss) Income by component for the years ended December 31, 2022, 2021 and 2020:

(Dollars in Millions)	Net Unrealized Gains (Losses) on Other Investments	Net Unrealized Gains (Losses) on Investments with an Allowance for Credit Losses	Net Unrecognized Postretirement Benefit Costs	(Loss) Gain on Cash Flow Hedges	Total
Balance as of January 1, 2020	$ 439.4	$ —	$ (100.6)	$ (2.7)	$ 336.1
Other Comprehensive Income (Loss) Before Reclassifications	304.4	(2.1)	4.3	0.4	307.0
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) Net of Tax Benefit (Expense) of $3.6, $0.0, $(13.5), $0.0 and $(9.9)	(13.2)	—	50.6	—	37.4
Other Comprehensive Income (Loss) Net of Tax (Expense) Benefit of $(78.7), $0.5, $(15.3), $0.0 and $(93.5)	291.2	(2.1)	54.9	0.4	344.4
Balance as of December 31, 2020	$ 730.6	$ (2.1)	$ (45.7)	$ (2.3)	$ 680.5
Other Comprehensive Loss Before Reclassifications	(182.0)	(1.6)	(6.5)	—	(190.1)
Amounts Reclassified from Accumulated Other Comprehensive Loss Net of Tax Benefit (Expense) of $11.3, $0.0, $0.0, $(0.1) and $11.2	(42.8)	—	0.1	0.4	(42.3)
Other Comprehensive (Loss) Income Net of Tax Benefit (Expense) of $59.7, $0.4, $2.4, $(0.1) and $62.4	(224.8)	(1.6)	(6.4)	0.4	(232.4)
Balance as of December 31, 2021	$ 505.8	$ (3.7)	$ (52.1)	$ (1.9)	$ 448.1
Other Comprehensive (Loss) Income Before Reclassifications	(1,215.1)	2.0	15.2	4.7	(1,193.2)
Amounts Reclassified from Accumulated Other Comprehensive (Loss) Income Net of Tax Benefit (Expense) of $2.7, $0.1, $0.1, $0.0 and $2.9	(10.1)	(0.5)	(0.3)	—	(10.9)
Other Comprehensive (Loss) Income Net of Tax Benefit (Expense) of $325.9, $(0.4), $(4.0), $(1.2) and $320.3	(1,225.2)	1.5	14.9	4.7	(1,204.1)
Balance as of December 31, 2022	$ (719.4)	$ (2.2)	$ (37.2)	$ 2.8	$ (756.0)

NOTE 15. OTHER COMPREHENSIVE (LOSS) INCOME AND ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (Continued)

Amounts reclassified from Accumulated Other Comprehensive (Loss) Income shown above are reported in Net (Loss) Income as follows:

Components of AOCI	Consolidated Statements of (Loss) Income Line Item Affected by Reclassifications
Net Unrealized Gains (Losses) on Other Investments and Net Unrealized Gains (Losses) on Investments with an Allowance for Credit Losses	Net Realized Investment Gains and Impairment Losses
Net Unrecognized Postretirement Benefit Costs	Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses, Insurance Expenses, and Interest and Other Expenses
(Loss) Gain on Cash Flow Hedges	Interest and Other Expenses

NOTE 16. SHAREHOLDERS' EQUITY

Common Stock Issuance

Kemper is authorized to issue 20 million shares of $0.10 par value preferred stock and 100 million shares of $0.10 par value common stock. No preferred shares were issued or outstanding at December 31, 2022 and 2021. There were 63,912,762 shares and 63,684,628 shares of common stock outstanding at December 31, 2022 and 2021, respectively.

Common Stock Repurchases

On May 6, 2020, Kemper's Board of Directors authorized the repurchase of up to an additional $200.0 million of Kemper common stock, in addition to the $133.3 million remaining under the August 6, 2014 authorization, bringing the remaining share repurchase authorization to approximately $333.3 million. As of December 31, 2022, the remaining share repurchase authorization was $171.6 million under the repurchase program.

During the year ended 2022 Kemper did not repurchase any of its common stock. During the years ended 2021 and 2020 Kemper repurchased and retired approximately 2,085,000 and 1,617,000 shares, respectively, of its common stock under its share repurchase authorization for an aggregate cost of $161.7 million and $110.4 million and an average cost per share of $77.58 and $68.29, respectively.

These purchases were made in the open market in accordance with applicable federal securities laws, including Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934.

Employee Stock Purchase Plan

During the years ended December 31, 2022, 2021, and 2020, the Company issued 102,000, 79,000, and 61,000 shares under the Kemper Employee Stock Purchase Plan ("ESPP"), respectively, at an average discounted price of $40.83, $58.08, and $61.57 per share. Compensation costs charged against income were $0.7 million, $0.8 million, and $0.7 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Dividends

Various insurance laws restrict the amount that an insurance subsidiary may pay in the form of dividends, loans or advances without the prior approval of regulatory authorities. Also, that portion of an insurance subsidiary's net equity which results from differences between statutory insurance accounting practices and GAAP would not be available for cash dividends, loans or advances. Kemper's insurance subsidiaries paid dividends of $311.7 million to Kemper in 2022. In 2023, Kemper's insurance subsidiaries would be able to pay approximately $108.9 million in dividends to Kemper without prior regulatory approval. Kemper's insurance subsidiaries had net assets of approximately $3.5 billion, determined in accordance with GAAP, that were restricted from payment to Kemper without prior regulatory approval at December 31, 2022.

Kemper's US based insurance subsidiaries are required to file financial statements prepared on the basis of US statutory insurance accounting practices, a comprehensive basis of accounting other than GAAP. Statutory capital and surplus for the Company's US based life and health insurance subsidiaries was approximately $265.2 million and $446.0 million at December 31, 2022 and 2021, respectively. US Statutory net income (loss) for the Company's life and health insurance subsidiaries was approximately $174.4 million, $(12.4) million and $60.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. Statutory capital and surplus for the Company's property and casualty insurance subsidiaries was

NOTE 16. SHAREHOLDERS' EQUITY (Continued)

approximately $1.6 billion and $1.5 billion at December 31, 2022 and 2021, respectively. Statutory net (loss) income for the Company's property and casualty insurance subsidiaries was approximately $(226.7) million, $(206.9) million and $361.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. Statutory capital and surplus and statutory net income exclude parent company operations.

Kemper's insurance subsidiaries are also required to hold minimum levels of statutory capital and surplus to satisfy regulatory requirements. The minimum statutory capital and surplus for US subsidiaries, or company action level risk-based capital ("RBC"), necessary to satisfy regulatory requirements for the Company's US based life and health insurance subsidiaries collectively was approximately $50.0 million at December 31, 2022. The minimum statutory capital and surplus necessary to satisfy regulatory requirements for the Company's property and casualty insurance subsidiaries collectively was approximately $665.7 million at December 31, 2022. Company action level RBC is the level at which a company is required to file a corrective action plan with its regulators and is equal to 200% of the authorized control level RBC.

In 2022, Kemper issued dividends and dividend equivalents of $80.4 million, of which $79.7 million was paid to shareholders. Except for certain financial covenants under Kemper's credit agreement or during any period in which Kemper elects to defer interest payments, there are no restrictions on Kemper's ability to pay dividends to its shareholders. Certain financial covenants, namely minimum net worth and a maximum debt to total capitalization ratio, under Kemper's credit agreement could limit the amount of dividends that Kemper may pay to shareholders at December 31, 2022. Kemper had the ability to pay without restrictions of $0.8 billion in dividends to its shareholders and still be in compliance with all financial covenants under its credit agreement at December 31, 2022.

NOTE 17. PENSION BENEFITS

Kemper sponsors a qualified defined benefit pension plan (the "Pension Plan"). The Pension Plan covers approximately 3,100 participants and beneficiaries. Effective January 1, 2006, the Pension Plan was closed to new hires and, effective June 30, 2016, benefit accruals were frozen for substantially all of the participants under the Pension Plan. The Pension Plan is generally non-contributory, but participation requires or required some employees to contribute 3% of pay, as defined, per year. Benefits for participants who are or were required to contribute to the Pension Plan are based on compensation during plan participation and the number of years of participation. Benefits for the vast majority of participants who are not required to contribute to the Pension Plan are based on years of service and final average pay, as defined. The Company funds the Pension Plan in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended (" ERISA").

Changes in Fair Value of Plan Assets and Changes in Projected Benefit Obligation for the Pension Plan for the years ended December 31, 2022 and 2021 is presented below.

DOLLARS IN MILLIONS	2022	2021
Fair Value of Plan Assets at Beginning of Year	$ 391.7	$ 405.4
Actual Return on Plan Assets	(65.1)	(0.7)
Benefits Paid	(13.7)	(13.0)
Settlement Benefits	2.9	—
Fair Value of Plan Assets at End of Year	315.8	391.7
Projected Benefit Obligation at Beginning of Year	378.8	382.3
Interest Cost	8.7	7.2
Benefits Paid	(13.7)	(13.0)
Settlement Benefits	2.9	—
Plan Amendments	—	18.3
Actuarial Gains	(84.5)	(16.0)
Projected Benefit Obligation at End of Year	292.2	378.8
Funded Status—Plan Assets in Excess of Projected Benefit Obligation	$ 23.6	$ 12.9
Unamortized Amount Reported in AOCI at End of Year	$ (63.1)	$ (77.6)
Accumulated Benefit Obligation at End of Year	$ 289.3	$ 378.8

NOTE 17. PENSION BENEFITS (Continued)

The measurement dates of the assets and liabilities at end of year presented in the preceding table under the headings, "2022" and "2021" were December 31, 2022 and December 31, 2021, respectively.

In 2021, the Plan was amended to update the actuarial equivalence used to determine both the early retirement factors and the optional form factors as of December 31, 2021. The result of this amendment was an increase to the Projected Benefit Obligation of $18.3 million, which was recognized in Prior Service Cost for the year ended December 31, 2021. No such amendments took place for the year ended December 31, 2022.

The weighted-average discount rate and rate of increase in future compensation levels used to estimate the components of the Projected Benefit Obligation for the Pension Plan at December 31, 2022 and 2021 were:

	2022	2021
Discount Rate	5.05 %	2.89 %
Rate of Increase in Future Compensation Levels	—	—

Asset allocations for the Pension Plan at December 31, 2022 and 2021 by asset category were:

ASSET CATEGORY	2022	2021
Corporate Bonds and Notes	27 %	30 %
Bond Exchange Traded Funds	35	32
Cash and Short-term Investments	37	36
Other Assets	1	2
Total	100 %	100 %

The investment objective of the Pension Plan is to produce current income and long-term capital growth through a combination of equity and fixed income investments which, together with appropriate employer contributions and any required employee contributions, is adequate to provide for the payment of the benefit obligations of the Pension Plan. The assets of the Pension Plan may be invested in fixed income and equity investments or any other investment vehicle or financial instrument deemed appropriate. Fixed income investments may include cash and short-term instruments, U.S. Government securities, corporate bonds, mortgages and other fixed income investments. Equity investments may include various types of stock, such as large-cap, mid-cap and small-cap stocks, and may also include investments in investment companies, collective investment funds and Kemper common stock (subject to Section 407 and other requirements of ERISA). The Pension Plan has not invested in Kemper common stock.

The trust investment committee for the Pension Plan, along with its third party fiduciary advisor, periodically reviews the performance of the Pension Plan's investments and asset allocation. Several external investment managers manage the equity investments of the trust for the Pension Plan. Each manager is allowed to exercise investment discretion, subject to limitations, if any, established by the trust investment committee for the Pension Plan. All other investment decisions are made by the Company, subject to general guidelines as set by the trust investment committee for the Pension Plan.

The Company determines its Expected Long Term Rate of Return on Plan Assets based primarily on the Company's expectations of future returns, with consideration to historical returns, for the Pension Plan's investments, based on target allocations of the Pension Plan's investments.

NOTE 17. PENSION BENEFITS (Continued)

The fair values of pension plan assets are estimated using the same methodologies and inputs as those used to determine the fair values for the respective asset category of the Company. These methodologies and inputs are disclosed in Note 12, "Fair Value Measurements," to the Consolidated Financial Statements. Fair value measurements for the Pension Plan's assets at December 31, 2022 are summarized below.

DOLLARS IN MILLIONS	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Measured at Net Asset Value	Fair Value
Fixed Maturities:					
U.S. Government and Government Agencies and Authorities	$ 40.1	$ —	$ —	$ —	$ 40.1
States and Political Subdivisions	—	0.1	—	—	0.1
Foreign Governments	—	0.4	—	—	0.4
Corporate Bonds and Notes	—	45.4	—	—	45.4
Equity Securities:					
Other Equity Interests:					
Bond Exchange Traded Funds	111.1	—	—	—	111.1
Limited Liability Companies and Limited Partnerships	—	—	—	1.8	1.8
Short-term Investments	116.1	—	—	—	116.1
Receivables and Other	0.8	—	—	—	0.8
Total	$ 268.1	$ 45.9	$ —	$ 1.8	$ 315.8

Fair value measurements for the Pension Plan's assets at December 31, 2021 are summarized below.

DOLLARS IN MILLIONS	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Measured at Net Asset Value	Fair Value
Fixed Maturities:					
U.S. Government and Government Agencies and Authorities	$ 54.6	$ —	$ —	$ —	$ 54.6
States and Political Subdivisions	—	0.1	—	—	0.1
Foreign Governments	—	0.6	—	—	0.6
Corporate Bonds and Notes	—	62.3	—	—	62.3
Equity Securities:					
Other Equity Interests:					
Bond Exchange Traded Funds	125.0	—	—	—	125.0
Limited Liability Companies and Limited Partnerships	—	—	—	8.4	8.4
Short-term Investments	140.2	—	—	—	140.2
Receivables and Other	0.5	—	—	—	0.5
Total	$ 320.3	$ 63.0	$ —	$ 8.4	$ 391.7

NOTE 17. PENSION BENEFITS (Continued)

The components of Comprehensive Pension (Income) Expense for the Pension Plan for the years ended December 31, 2022, 2021 and 2020 were:

DOLLARS IN MILLIONS	2022	2021	2020
Service Cost Earned During the Year	$ —	$ —	$ —
Interest Cost on Projected Benefit Obligation	8.7	7.2	16.5
Expected Return on Plan Assets	(7.4)	(9.5)	(27.6)
Amortization of Prior Service Cost	0.7	—	—
Amortization of Actuarial Loss	1.8	2.9	5.6
Settlement Expense	—	—	64.1
Pension Expense Recognized in Consolidated Statements of (Loss) Income	3.8	0.6	58.6
Unrecognized Pension Loss Arising During the Year	(12.0)	(6.0)	(7.8)
Prior Service Cost Arising During the Year	—	18.3	—
Amortization of Prior Service Cost	(0.7)	—	—
Amortization of Accumulated Unrecognized Pension Loss	(1.8)	(2.9)	(69.8)
Comprehensive Pension (Income) Expense	$ (10.7)	$ 10.0	$ (19.0)

The actuarial loss included in AOCI at December 31, 2022 is being amortized over approximately 26 years, the remaining average estimated life expectancy of participants. The Company estimates that Pension Expense for the Pension Plan for the year ended December 31, 2023 will include $1.4 million resulting from the amortization of the related accumulated actuarial loss included in AOCI at December 31, 2022.

Settlements

In the fourth quarter of 2020, the Company's defined benefit pension plan purchased annuities on behalf of certain plan participants currently receiving benefits and offered to make lump-sum payments to certain inactive, vested plan participants that are not currently receiving benefit payments and elected to receive lump-sum payments. Group annuity contracts were purchased from Banner Life Insurance Company ("Banner") for $202.5 million for a portion of plan participants for whom Banner irrevocably assumed the pension obligations. For plan participants who elected lump-sum payments during the election window, a payment of $117.1 million was distributed. These transactions resulted in a partial settlement of the defined pension plan and a $50.6 million noncash settlement charge to net income for the unamortized net unrecognized postretirement benefit costs related to the settled obligations.

The weighted-average discount rate, service cost discount rate, interest cost discount rate, rate of increase in future compensation levels and expected long-term rate of return on plan assets used to develop the components of Pension Expense for the Pension Plan for the years ended December 31, 2022, 2021 and 2020 were:

	2022	2021	2020
Weighted-average Discount Rate	2.89 %	2.56 %	2.56 %
Service Cost Discount Rate	N/A	2.41	2.42
Interest Cost Discount Rate	2.35	1.90	1.89
Rate of Increase in Future Compensation Levels	3.40	3.40	3.40
Expected Long Term Rate of Return on Plan Assets	2.08	2.70	4.90

The Company did not contribute to the Pension Plan in 2020, 2021 or 2022. The Company does not expect that it will be required to contribute to the Pension Plan in 2023, but could make a voluntary contribution pursuant to the maximum funding limits under ERISA.

NOTE 17. PENSION BENEFITS (Continued)

The following benefit payments (net of participant contributions), which consider expected future service of certain participants that remain eligible for a benefit accrual, as appropriate, are expected to be paid from the Pension Plan:

	Years Ending December 31,					
DOLLARS IN MILLIONS	2023	2024	2025	2026	2027	2028-2032
Estimated Pension Benefit Payments	$ 18.0	$ 17.2	$ 18.0	$ 18.7	$ 19.2	$ 99.1

The Company also sponsors a non-qualified supplemental defined benefit pension plan (the "Supplemental Plan"). Benefit accruals for all participants in the Supplemental Plan were frozen effective June 30, 2016. The unfunded liability related to the Supplemental Plan was $22.0 million and $28.0 million at December 31, 2022 and 2021, respectively. Pension expense for the Supplemental Plan was $0.8 million, $0.7 million, and $0.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. An actuarial gain of $4.8 million before taxes, an actuarial gain of $1.3 million before taxes and an actuarial loss of $2.7 million before taxes are included in Other Comprehensive (Loss) Income for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company also sponsors several defined contribution benefit plans covering most of its employees. The Company made contributions to those plans of $30.6 million, $28.9 million and $26.1 million in 2022, 2021 and 2020, respectively.

NOTE 18. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Kemper and Infinity Property and Casualty Corporation ("Infinity") sponsor other than pension postretirement employee benefit plans ("OPEB") that together provide medical, dental and/or life insurance benefits to approximately 400 retired and 500 active employees.

Kemper has historically self-insured the benefits under the Kemper OPEB Plan. The Kemper medical plan generally provides for a limited number of years of medical insurance benefits at retirement based on the participant's attained age at retirement and number of years of service until specified dates and generally has required participant contributions, with most contributions adjusted annually. On December 30, 2016, Kemper amended the Kemper OPEB Plan and, effective December 31, 2016, no longer offers coverage to post-65 Medicare-eligible retirees and Medicare-eligible spouses under the self-insured portion of its coverage. Rather, beginning on January 1, 2017, the Kemper OPEB Plan offers access to a private, third-party Medicare exchange and provides varying levels of a Company-determined subsidy via health reimbursement accounts to certain Medicare-eligible retirees and spouses in order to help fund a portion of the participants' cost. Further, the amendment eliminates the requirement for such participants to contribute to the Kemper OPEB Plan.

In conjunction with the amendment, the Company recorded a pre-tax reduction to its Accumulated Postretirement Benefit Obligation of $11.0 million through Other Comprehensive (Loss) Income. This prior service credit is being amortized into income over the remaining average life of the Kemper OPEB Plan's participants.

NOTE 18. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (Continued)

Changes in Fair Value of Plans' Assets and Changes in Accumulated Postretirement Benefit Obligation for the years ended December 31, 2022 and 2021 were:

DOLLARS IN MILLIONS	2022	2021
Fair Value of Plans' Assets at Beginning of Year	$ —	$ —
Employer Contributions	1.0	1.1
Plan Participants' Contributions	0.3	0.1
Benefits Paid	(1.3)	(1.2)
Fair Value of Plan Assets at End of Year	—	—
Accumulated Postretirement Benefit Obligation at Beginning of Year	11.2	13.7
Service Cost	0.2	0.3
Interest Cost	0.2	0.1
Plan Participants' Contributions	0.3	0.1
Benefits Paid	(1.3)	(1.2)
Actuarial Gain	(2.5)	(1.8)
Accumulated Postretirement Benefit Obligation at End of Year	8.1	11.2
Funded Status—Accumulated Postretirement Benefit Obligation in Excess of Plans' Assets	$ (8.1)	$ (11.2)
Unamortized Actuarial Gain Reported in AOCI at End of Year	$ 16.9	$ 17.5

The measurement dates of the assets and liabilities at end of year in the preceding table under the headings "2022" and "2021" were December 31, 2022 and December 31, 2021, respectively.

The weighted-average discount rate and rate of increase in future compensation levels used to develop the components of the Accumulated Postretirement Benefit Obligation at December 31, 2022 and 2021 were:

	2022	2021
Discount Rate	5.08 %	2.56 %
Rate of Increase in Future Compensation Levels	2.20	2.20

The assumed health care cost trend rate used in measuring the Accumulated Postretirement Benefit Obligation at December 31, 2022 was 6.04% for 2023, gradually declining to 4.8% in the year 2029 and remaining at that level thereafter for medical benefits and 6.66% for 2023, gradually declining to 4.8% in the year 2030 and remaining at that level thereafter for prescription drug benefits. The assumed health care cost trend rate used in measuring the Accumulated Postretirement Benefit Obligation at December 31, 2021 was 6.29% for 2022, gradually declining to 4.8% in the year 2028 and remaining at that level thereafter for medical benefits and 7.04% for 2022, gradually declining to 4.8% in the year 2029 and remaining at that level thereafter for prescription drug benefits.

The components of Comprehensive OPEB (Income) Expense for the years ended December 31, 2022, 2021 and 2020 were:

DOLLARS IN MILLIONS	2022	2021	2020
Service Cost Earned During the Year	$ 0.2	$ 0.3	$ 0.2
Interest Cost on Accumulated Postretirement Benefit Obligation	0.2	0.1	0.3
Amortization of Prior Service Credit	(1.3)	(1.3)	(1.3)
Amortization of Accumulated Unrecognized OPEB Gain	(1.8)	(1.7)	(1.9)
OPEB Income Recognized in Consolidated Statements of (Loss) Income	(2.7)	(2.6)	(2.7)
Unrecognized OPEB (Gain) Loss Arising During the Year	(2.5)	(1.8)	1.9
Amortization of Prior Service Credit	1.3	1.3	1.3
Amortization of Accumulated Unrecognized OPEB Gain	1.8	1.7	1.9
Comprehensive OPEB (Income) Expense	$ (2.1)	$ (1.4)	$ 2.4

NOTE 18. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (Continued)

The Company estimates that OPEB Expense for the year ended December 31, 2023 will include income of $3.1 million resulting from the amortization of the related accumulated actuarial gain and prior service credit included in AOCI at December 31, 2022.

The weighted-average discount rate and rate of increase in future compensation levels used to develop OPEB Expense for the years ended December 31, 2022, 2021 and 2020 were:

	2022	2021	2020
Weighted-average Discount Rate	2.56 %	1.99 %	2.96 %
Service Cost Discount Rate	2.79	2.06	2.94
Interest Cost Discount Rate	1.97	1.19	2.47
Effective Rate for Interest on Service Cost	2.54	—	—
Rate of Increase in Future Compensation Levels	2.20	2.20	2.20

The Company expects to contribute $1.0 million, net of the expected Medicare Part D subsidy, to its OPEB Plan to fund benefit payments in 2023.

The following benefit payments (net of participant contributions), which consider expected future service, as appropriate, are expected to be paid:

	Years Ending December 31,					
DOLLARS IN MILLIONS	**2023**	**2024**	**2025**	**2026**	**2027**	**2028-2032**
Estimated Benefit Payments:						
Excluding Medicare Part D Subsidy	$ 1.0	$ 1.1	$ 1.0	$ 0.9	$ 0.8	$ 3.2
Expected Medicare Part D Subsidy	—	—	—	—	—	—
Net Estimated Benefit Payments	$ 1.0	$ 1.1	$ 1.0	$ 0.9	$ 0.8	$ 3.2

NOTE 19. LONG-TERM EQUITY-BASED COMPENSATION

On May 5, 2020, Kemper's shareholders approved the 2020 Omnibus Equity Plan ("2020 Omnibus Plan"). A maximum number of 7,000,000 shares of Kemper common stock may be issued under the 2020 Omnibus Plan (the "Share Authorization"). After the approval date of the 2020 Omnibus Plan, no new awards will be granted under the 2011 Omnibus Equity Plan ("2011 Omnibus Plan") that had been approved by Kemper's Shareholders on May 4, 2011, but awards previously granted under the 2011 Omnibus Plan remain outstanding in accordance with their original terms. As of December 31, 2022, there were 2,873,336 common shares available for future grants under the 2020 Omnibus Plan, of which 1,831,722 shares were reserved for future grants based on the performance results under the terms of outstanding performance share units ("PSUs").

The design of the 2020 Omnibus Plan provides for fungible use of shares to determine the number of shares available for future grants, with a fungible conversion factor of three to one, such that the Share Authorization will be reduced at two different rates, depending on the type of award granted. Each share of Kemper common stock issuable upon the exercise of stock options or stock appreciation rights will reduce the number of shares available for future grant under the Share Authorization by one share, while each share of Kemper common stock issued pursuant to "full value awards" will reduce the number of shares available for future grant under the Share Authorization by three shares. "Full value awards" are awards, other than stock options or stock appreciation rights, that are settled by the issuance of shares of Kemper common stock and include time-based restricted stock units (collectively "RSUs") and PSUs.

Outstanding equity-based compensation awards at December 31, 2022 consisted of tandem stock option and stock appreciation rights ("Tandem Awards"), RSUs, PSUs and Deferred Stock Units ("DSUs"). RSUs, PSUs and DSUs give the recipient the right to receive one share of Kemper common stock for each RSU, PSU or DSU issued. Recipients of DSUs received full dividend equivalents on the same basis as all other outstanding shares of Kemper common stock, but do not receive voting rights until such shares are issued.

For grants under the 2020 Omnibus Plan, and for grants under the 2011 Plan beginning in November 2017, recipients of RSUs and PSUs receive dividend equivalents on the same basis as all other outstanding shares of Kemper common stock only if, to

NOTE 19. LONG-TERM EQUITY-BASED COMPENSATION (Continued)

the extent, and at the time that they vest and on subsequent dividend payment dates after they vest until the awards are settled, and do not receive voting rights until such shares are issued.

For grants under the 2011 Plan prior to November 2017, recipients of RSUs and PSUs receive full dividend equivalents on the same basis as all other outstanding shares of Kemper common stock, but do not receive voting rights until such shares are issued. Except as described below for certain equity-based compensation awards granted to each member of the Board of Directors who is not employed by the Company ("Non-employee Directors"), all outstanding awards are subject to forfeiture until certain restrictions have lapsed.

For awards subject to a performance condition, the Company recognizes compensation expense based upon the probable outcome of the performance condition. The estimate is revised if the actual number of PSUs expected to vest is likely to differ from the previous estimate. Compensation expense for awards is recognized on a straight-line basis over the requisite service period. For equity-based compensation awards with a graded vesting schedule, the Company recognizes compensation expense on a straight-line basis over the requisite service period for each separately-vesting portion of the awards as if each award were, in substance, multiple awards. Compensation expense is recognized only for those awards expected to vest, with forfeitures estimated at the date of grant based on the Company's historical experience and future expectations. Equity-based compensation expense was $17.7 million, $28.0 million and $24.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. Total unamortized compensation expense related to unvested awards at December 31, 2022 was $24.3 million, which is expected to be recognized over the next three years ending December 31, 2023, 2024 and 2025.

Human Resources and the Compensation Committee of the Board of Directors, or the Board's authorized designee, has sole discretion to determine the persons to whom awards under the 2020 Omnibus Plan are granted, and the material terms of the awards. For Tandem Awards, material terms include the number of shares covered by such awards and the exercise price, vesting and expiration dates of such awards. Tandem Awards are non-transferable. The exercise price of Tandem Awards is the fair value of Kemper's common stock on the date of grant. Tandem Awards and RSU awards granted to employees generally vest in three equal annual installments over a period of three years, with the Tandem Awards expiring ten years from the date of grant. Employee PSU awards generally vest over a period of three years, subject to performance results and other restrictions.

Under the Non-employee Director compensation program in effect for 2022, each Non-employee Director elected at the 2022 annual shareholder meeting received an annual RSU award with an aggregate grant date fair value of $130,000 ("Director RSUs") at the conclusion of the meeting, and new Non-employee Directors who joined the Board received an initial award of Director RSUs valued at the percentage of the full grant date fair value of $130,000 that represents the number of quarterly Board meetings the new director was expected to attend during the remaining portion of the then-current annual compensation period that ends on the date of the next annual shareholder meeting. The Director RSUs vest over a period of one year, enable the award holder to make an election to defer the conversion to shares of common stock in accordance with applicable deferral rules, and include the right to receive dividend equivalents on the same basis as all other outstanding shares of Kemper common stock only if, to the extent, and at the time that they vest and on subsequent dividend payment dates after they vest until the awards are settled. Each Non-employee Director elected at the 2021 annual shareholder meeting received an annual Director RSU award with an aggregate grant date fair value of $130,000 at the conclusion of the meeting, and, each Non-employee Director elected at the 2020 annual shareholder meeting received an annual Director RSU award with an aggregate grant date fair value of $130,000 at the conclusion of the meeting, under the Non-employee Director compensation program in effect for the applicable year.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each Tandem Award on the date of grant. The expected terms of Tandem Awards are developed by considering the Company's historical Tandem Award exercise experience, demographic profiles, historical share retention practices of employees and assumptions about their propensity for early exercise in the future. Expected volatility is estimated using weekly historical volatility. The Company believes that historical volatility is currently the best estimate of expected volatility. The dividend yield in 2022, 2021 and 2020 was calculated by taking the natural logarithm of the annualized yield divided by the Kemper common stock price on the date of grant. The risk-free interest rate was the yield on the grant date of U.S. Treasury zero coupon issues with a maturity comparable to the expected term of the option.

NOTE 19. LONG-TERM EQUITY-BASED COMPENSATION (Continued)

The assumptions used in the Black-Scholes pricing model for Tandem Awards granted during the years ended December 31, 2022, 2021 and 2020 are presented below.

	2022			2021			2020		
RANGE OF VALUATION ASSUMPTIONS									
Expected Volatility	33.20 %	-	37.67 %	33.67 %	-	38.04 %	29.22 %	-	37.27 %
Risk-free Interest Rate	1.20	-	4.33	0.26	-	1.33	0.17	-	1.46
Expected Dividend Yield	1.59	-	2.25	1.18	-	1.78	1.19	-	1.48
WEIGHTED-AVERAGE EXPECTED LIFE IN YEARS									
Employee Grants	4	-	6	4	-	6	4	-	6

Tandem Award activity for the year ended December 31, 2022 is presented below.

	Shares Subject to Awards	Weighted-average Exercise Price Per Share ($)	Weighted-average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value ($ In Millions)
Outstanding at Beginning of the Year	2,103,979	$ 61.93		
Granted	537,768	52.70		
Exercised	(18,937)	35.95		
Forfeited or Expired	(297,234)	69.06		
Outstanding at December 31, 2022	2,325,576	59.10	6.23	$ 6.2
Vested and Expected to Vest at December 31, 2022	2,259,869	$ 59.05	6.16	$ 6.2
Exercisable at December 31, 2022	1,565,065	$ 58.91	5.05	$ 6.2

The weighted-average grant-date fair values of Tandem Awards granted during 2022, 2021 and 2020 were $14.67, $19.29 and $19.24, respectively. Total intrinsic value of Tandem Awards exercised was $0.3 million, $1.3 million and $7.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. Cash received from exercises of Tandem Awards was $0.6 million, $3.7 million and $5.0 million for the years ended December 31, 2022, 2021 and 2020, respectively. Total tax benefit realized for tax deductions from exercises of Tandem Awards was $0.1 million, $0.3 million and $1.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Information pertaining to Tandem Awards outstanding at December 31, 2022 is presented below.

			Outstanding			Exercisable	
Range of Exercise Prices ($)			Shares Subject to Awards	Weighted-average Exercise Price Per Share ($)	Weighted-average Remaining Contractual Life (in Years)	Shares Subject to Awards	Weighted-average Exercise Price Per Share ($)
$ 20.01	-	30.00	104,562	$ 27.71	3.17	104,562	$ 27.71
30.01	-	40.00	107,969	33.98	2.23	107,969	33.98
40.01	-	50.00	345,616	42.44	3.74	345,616	42.44
50.01	-	60.00	798,652	55.44	7.57	306,082	59.83
60.01	-	70.00	335,981	69.24	7.54	149,172	68.72
70.01	-	80.00	604,689	76.60	6.38	527,043	76.53
80.01	-	90.00	28,107	83.40	6.54	24,621	83.74
20.01	-	90.00	2,325,576	59.10	6.23	1,565,065	58.91

The grant-date fair values of RSUs are determined using the closing price of Kemper common stock on the date of grant.

NOTE 19. LONG-TERM EQUITY-BASED COMPENSATION (Continued)

Activity related to nonvested RSUs for the year ended December 31, 2022 is presented below.

	Time-based Restricted Stock Unit Awards	
	Number of Restricted Stock Units	Weighted-average Grant-date Fair Value Per Unit
Nonvested Balance at Beginning of the Year	81,701	$ 69.82
Granted	531,841	52.29
Vested	(30,591)	71.43
Forfeited	(104,697)	53.60
Nonvested Balance at December 31, 2022	478,254	$ 53.78

The initial number of PSUs awarded to each participant represents the number of Kemper common shares that would vest and be issued if the performance level attained were to be at the "target" performance level. For performance above the target level, each participant would receive a grant of additional shares of stock up to a maximum of 100% of the initial number of PSUs awarded to the participant. The final payout of these awards, and any forfeitures of PSUs for performance below the "target" performance level, will be determined based on the Company's performance. If, at the end of the applicable performance period, the Company's performance:

•   exceeds the "target" performance level, all of the PSUs will vest and additional shares of stock will be issued to the award recipient;

•   is below the "target" performance level, but at or above a "minimum" performance level, only a portion of the PSUs originally issued to the award recipient will vest; or

•   is below a "minimum" performance level, none of the PSUs originally issued to the award recipient will vest.

Activity related to nonvested PSU awards for the year ended December 31, 2022 is presented below.

	PSU Awards	
	Number of PSUs	Weighted-average Grant-date Fair Value Per PSU
Nonvested Balance at Beginning of the Year	600,321	$ 79.15
Granted	305,035	55.90
Vested	(113,651)	73.69
Forfeited	(181,131)	78.38
Nonvested Balance at December 31, 2022	610,574	$ 68.78

The number of additional shares that would be granted if the Company were to meet or exceed the maximum performance levels related to the outstanding PSU awards for the 2022, 2021 and 2020 three-year performance periods was 219,691 common shares, 214,076 common shares and 176,807 common shares, respectively, (as "full value awards," the equivalent of 659,073 shares, 642,228 shares, and 530,421 shares, respectively, under the Share Authorization) at December 31, 2022.

The grant date fair values of the PSU awards with a market performance condition are determined using the Monte Carlo simulation method. The Monte Carlo simulation model produces a risk-neutral simulation of the daily returns on the common stock of Kemper and each of the other companies included in the peer group. Returns generated by the simulation depend on the risk-free interest rate used and the volatilities of, and the correlation between, these stocks. The model simulates stock prices and dividend payouts to the end of the three-year performance period. Total shareholder returns are generated for each of these stocks based on the simulated prices and dividend payouts. The total shareholder returns are then ranked, and Kemper's simulated ranking is converted to a payout percentage based on the terms of the PSU awards. The payout percentage is applied

NOTE 19. LONG-TERM EQUITY-BASED COMPENSATION (Continued)

to the simulated stock price at the end of the performance period, reinvested dividends are added back, and the total is discounted to the valuation date at the risk-free rate. This process is repeated approximately ten thousand times, and the grant date fair value is equal to the average of the results from these trials.

Sixty-seven percent of the PSU awards granted to employees in 2022, sixty-seven percent of the PSU awards granted to employees in 2021 and sixty-seven percent of the PSU awards granted to employees in 2020 are measured using a market performance condition. Fair value for these awards was estimated using the Monte Carlo simulation method described above. Final payout for these awards, and any forfeitures of units for performance below the "target" performance level, will be based on Kemper's total shareholder return, relative to a peer group comprised of all the companies in the S&P Supercomposite Insurance Index, over a three-year performance period. The three-year performance periods for the 2022, 2021 and 2020 awards end on January 31, 2025, January 31, 2024 and January 31, 2023, respectively. Compensation cost for these awards is recognized ratably over the requisite service period. In the event that the market performance condition is not satisfied, previously recognized compensation cost would not reverse, but it would reverse if the requisite service period is not met.

Thirty-three percent of the PSU awards granted to employees and officers in 2022, thirty-three percent of the PSU awards granted to employees in 2021 and thirty-three percent of the PSU awards granted to employees in 2020 are measured solely using a Company-specific metric. Final payout for these awards, and any forfeitures of shares for performance below the "target" performance level, will be determined based on Kemper's adjusted return on equity over a three-year performance period. The three-year performance periods for the 2022, 2021 and 2020 awards end on December 31, 2024, December 31, 2023 and December 31, 2022, respectively. Fair value for these awards was determined using the closing price of Kemper common stock on the date of grant. Accruals of compensation cost for these awards are estimated based on the probable outcome of the performance condition.

The total fair value of RSUs and PSUs that vested during the year ended December 31, 2022 was $7.5 million. The tax benefits for tax deductions realized from such awards was $1.6 million. The total fair value of RSUs and PSUs that vested during the year ended December 31, 2021 was $19.6 million. The tax benefits for tax deductions realized from such awards was $4.1 million. The total fair value of RSUs and PSUs that vested during the year ended December 31, 2020 was $20.4 million. The tax benefits for tax deductions realized from such awards was $4.3 million.

The grant-date fair values of DSU awards granted to Non-employee Directors were determined using the closing price of Kemper common stock on the date of grant. Beginning in 2019 DSU awards are no longer issued to Non-employee Directors. All previously granted shares had vested upon issuance and as such, no DSUs vested during the years ended December 31, 2022, 2021 and 2020.

Activity related to DSU awards for the year ended December 31, 2022 is presented below.

	Number of DSUs	Weighted-average Grant-date Fair Value Per DSU
Vested Balance at Beginning of the Year	44,820	$ 44.74
Reduction for Shares Issued on Conversion	(8,220)	42.43
Vested Balance at December 31, 2022	36,600	$ 45.25

NOTE 20. POLICYHOLDER OBLIGATIONS

Policyholder Obligations at December 31, 2022 and 2021 were as follows:

	December 31,	
DOLLARS IN MILLIONS	**2022**	**2021**
FHLB Funding Agreements	$ 601.0	$ 401.9
Universal Life-type Policyholder Account Balances	100.3	102.1
Total	$ 701.3	$ 504.0

Kemper's subsidiary, United Insurance Company of America ("United Insurance") has entered into funding agreements with the FHLB of Chicago in exchange for cash, which it uses for spread lending purposes. United Insurance received advances of

NOTE 20. POLICYHOLDER OBLIGATIONS (Continued)

$334.8 million from the FHLB of Chicago and made repayments of $135.7 million under the spread lending program in 2022. United Insurance received advances of $300.4 million and made repayments of $306.3 million from the FHLB of Chicago in 2021 under the spread lending program.

When a funding agreement is issued, United Insurance is then required to post collateral in the form of eligible securities including mortgage-backed, government, and agency debt instruments for each of the advances that are entered. The fair value of the collateral pledged must be maintained at certain specified levels above the borrowed amount, which can vary depending on the assets pledged. If the fair value of the collateral declines below these specified levels of the amount borrowed, United Insurance would be required to pledge additional collateral or repay outstanding borrowings. Upon any event of default by United Insurance, the FHLB's recovery on the collateral is limited to the amount of United Insurance's liability under the funding agreements to the FHLB of Chicago.

United Insurance's liability under the funding agreements with the FHLB of Chicago, the amount of collateral pledged under such agreements and FHLB of Chicago common stock owned by United Insurance at December 31, 2022 and 2021 is presented below.

DOLLARS IN MILLIONS	2022	2021
Liability under Funding Agreements	$ 601.0	$ 401.9
Fair Value of Collateral Pledged	744.6	556.6
FHLB of Chicago Common Stock Owned at Cost	17.5	11.8

NOTE 21. DEBT

Amended and Extended Credit Agreement and Term Loan Facility

On March 15, 2022, the Company entered into an amended and extended credit agreement. The amended and extended credit agreement increased the borrowing capacity of the existing unsecured credit agreement to $600.0 million and extended the maturity date to March 15, 2027. Furthermore, the amended and extended credit agreement provides for an accordion feature whereby the Company can increase the revolving credit borrowing capacity by $200.0 million to a total of $800.0 million. There were no outstanding borrowings under the credit agreement at either December 31, 2022 or December 31, 2021.

The Company incurred $2.2 million of debt issuance costs in relation to the amended agreement. As of December 31, 2022 there were $2.2 million of remaining unamortized costs under the credit agreement, which will be amortized under the remaining term of the credit agreement.

Long-term Debt

The Company designates debt obligations as either short-term or long-term based on maturity date at issuance, or, in the case of the 2022 Senior Notes, based on the date of assumption.

Total amortized cost of Long-term Debt outstanding at December 31, 2022 and 2021 was:

(Dollars in Millions)	Dec 31, 2022	Dec 31, 2021
Senior Notes:		
5.000% Senior Notes due September 19, 2022	$ —	$ 276.7
4.350% Senior Notes due February 15, 2025	449.3	449.0
2.400% Senior Notes due September 30, 2030	396.6	396.2
3.800% Senior Notes due February 23, 2032	395.5	—
5.875% Fixed-Rate Reset Junior Subordinated Debentures due 2062	145.5	—
Total Long-term Debt Outstanding	$ 1,386.9	$ 1,121.9

NOTE 21. DEBT (Continued)

Redemption of 5.000% Senior Notes Due 2022

The liabilities of Infinity Property and Casualty Corporation ("Infinity") at the date of Infinity's acquisition included $275.0 million principal amount, 5.000% Senior Notes due September 19, 2022 (the "2022 Senior Notes"). The 2022 Senior Notes were recorded at fair value as of the acquisition date, $282.1 million, with the $7.1 million premium being amortized as a reduction to interest expense over the remaining term, resulting in an effective interest rate of 4.36%. On November 30, 2018, Kemper executed a guarantee to fully and unconditionally guarantee the payment and performance obligations of the 2022 Senior Notes.

On February 23, 2022, Kemper issued a notice of redemption for the entire $275.0 million aggregate principal outstanding of the 2022 Senior Notes at a redemption price equal to 100% of their principal, plus accrued and unpaid interest on the redemption date. On March 25, 2022, Kemper completed the redemption, and the 2022 Senior Notes were repaid in full. The Company recognized a Loss from Early Extinguishment of Debt of $3.7 million in the first quarter of 2022 which is reflected in the Consolidated Statements of (Loss) Income.

The Company used the proceeds received from Kemper's 2032 Senior Notes offering to repay the 2022 Senior Notes. See "3.800% Senior Notes Due 2032" below for additional information regarding the debt issuance.

4.350% Senior Notes Due 2025

Kemper has $450.0 million aggregate principal of 4.350% senior notes due February 15, 2025 (the "2025 Senior Notes"). Kemper initially issued $250.0 million of the notes in February of 2015 and issued an additional $200.0 million of the notes in June of 2017. The additional notes are fungible with the initial notes issued in 2015, and together are treated as part of a single series for all purposes under the indenture governing the 2025 Senior Notes. The 2025 Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at Kemper's option at specified redemption prices.

2.400% Senior Notes Due 2030

Kemper has $400.0 million aggregate principal of 2.400% senior notes due September 30, 2030 (the "2030 Senior Notes"). The net proceeds of issuance were $395.8 million, net of discount and transaction costs for an effective yield of 2.52%. The 2030 Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time, at Kemper's option, at specified redemption prices.

3.800% Senior Notes Due 2032

On February 15, 2022, Kemper offered and sold $400.0 million aggregate principal of 3.800% senior notes due February 23, 2032 (the "2032 Senior Notes"). The net proceeds of issuance were $395.1 million, net of discount and transaction costs for an effective yield of 3.950%. The 2032 Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time, at Kemper's option, at specified redemption prices.

In anticipation of the issuance of the 2032 Senior Notes and for risk management purposes, the Company entered into a derivative transaction to hedge the risk of changes in the debt cash flows attributable to changes in the benchmark U.S. Treasury interest rate during the period leading up to the debt issuance ("Treasury Lock"). The effective portion of the gain on the derivative instrument upon discontinuance was $5.9 million before taxes, and is reported as a component of Accumulated Other Comprehensive (Loss) Income. Beginning with the issuance of the 2032 Senior Notes described in the preceding paragraph, such gain is being amortized into earnings and reported in Interest and Other Expenses in the same periods that the hedged items affect earnings. Amortization, reported in Interest and Other Expenses, was $0.5 million for the year ended December 31, 2022. The Company expects to reclassify $0.5 million of net gain on derivative instruments from AOCI to earnings for the twelve months ended December 31, 2023 as interest expense on the debt is recognized.

5.875% Fixed-Rate Reset Junior Subordinated Debentures Due 2062

On March 10, 2022, Kemper issued $150.0 million aggregate principal amount of 5.875% Fixed-Rate Reset Junior Subordinated Debentures due March 15, 2062 (the "2062 Junior Debentures"). The net proceeds from issuance were $144.7 million, net of discount and transaction costs. The 2062 Junior Debentures will bear interest from and including the date of original issue to, but excluding, March 15, 2027 (the "First Reset Date") at the fixed rate of 5.875% per annum. The interest

NOTE 21. DEBT (Continued)

rate on the First Reset Date, and subsequent Reset Dates, will be equal to the Five-Year Treasury Rate as of the most recent Reset Date plus 4.140% to be reset on each Reset Date. Interest is due quarterly in arrears beginning on June 15, 2022. The Company has the option to defer interest payments for one or more optional deferral periods of up to five consecutive years, provided that no optional deferral period shall extend beyond March 15, 2062, or any earlier accelerated maturity date arising from an event of default or any earlier redemption of the 2062 Junior Debentures.

The 2062 Junior Debentures are unsecured and may be redeemed in whole or in part on the First Reset Date or any time thereafter, at a redemption price equal to the principal amount of the debentures being redeemed plus any accrued and unpaid interest.

Short-term Debt

Kemper's subsidiaries, United Insurance, Trinity Universal Insurance Company ("Trinity"), American Access Casualty Company, and Alliance United Insurance Company ("Alliance") are members of the FHLBs of Chicago, Dallas, Chicago, and San Francisco, respectively. As a requirement of membership in the FHLBs, United Insurance, Trinity and Alliance maintain a certain level of investment in FHLB stock. The Company periodically uses short-term FHLB borrowings for a combination of cash management and risk management purposes, in addition to long-term FHLB borrowings for spread lending purposes. The Company received advances and made repayments of $81.0 million and $85.0 million for the years ended December 31, 2022 and 2021, respectively, for cash and risk management purposes. There were no short-term debt advances from the FHLBs of Chicago, Dallas or San Francisco outstanding at December 31, 2022 or December 31, 2021. For information on United Insurance's funding agreement with the FHLB of Chicago in connection with the spread lending program, see Note 20, "Policyholder Obligations," to the Consolidated Financial Statements.

Interest Expense and Interest Paid

Interest Expense, including facility fees, accretion of discount, amortization of premium and amortization of issuance costs, was $54.7 million, $43.6 million and $36.0 million for the years ended December 31, 2022, 2021 and 2020 respectively. Interest paid, including facility fees, was $51.5 million, $43.9 million and $34.6 million for the years ended December 31, 2022, 2021 and 2020 respectively.

NOTE 22. LEASES

The Company leases certain office space under non-cancelable operating leases, with initial terms typically ranging from one to fifteen years, along with options that permit renewals for additional periods. The Company also leases certain equipment under non-cancelable operating leases, with initial terms typically ranging from one to five years. Minimum rent is expensed on a straight-line basis over the term of the lease.

The following table presents operating lease right-of-use assets and lease liabilities.

(Dollars in Millions)	2022	2021
Operating Lease Right-of-Use Assets	$ 45.1	$ 64.4
Operating Lease Liabilities	72.6	84.8

NOTE 22. LEASES (Continued)

Lease expenses are primarily included in insurance expenses in the Consolidated Statements of (Loss) Income. Additional information regarding the Company's operating leases is presented below.

(Dollars in Millions)	2022	2021
Lease Cost:		
Amortization of Right-of-Use Assets - Finance Leases	$ —	$ 0.2
Operating Lease Cost	21.3	22.3
Variable Lease Cost	0.3	0.2
Short-Term Lease Cost (1)	3.8	5.0
Total Lease Expense	$ 25.4	$ 27.7
Less: Sub-Lease Income	0.1	0.3
Total Lease Cost	$ 25.3	$ 27.4

(1) - Leases with an initial term of twelve months or less are not recorded on the Consolidated Balance Sheets.

Other Information on Operating Leases

Supplemental cash flow information related to the Company's operating and finance leases for the year ended December 31, 2022 and 2021 is as follows:

(Dollars in Millions)	2022	2021
Operating Cash Flows from Operating Lease (Fixed Payments)	$ 24.0	$ 23.6
Operating Cash Flows from Operating Lease (Liability Reduction)	21.4	20.6
Financing Cash Flows from Finance Leases	—	0.2
Right-of-Use Assets Obtained in Exchange for New Operating Lease Liabilities	9.7	15.5

Significant judgments and assumptions for determining lease asset and liability at December 31, 2022 and 2021 are presented below.

	2022	2021
Weighted-average Remaining Lease Term - Finance Leases	0.1 years	1.0 year
Weighted-average Remaining Lease Term - Operating Leases	5.6 years	5.8 years
Weighted-average Discount Rate - Finance Leases	0.6 %	0.6 %
Weighted-average Discount Rate - Operating Leases	3.6 %	3.4 %

Most of the Company's leases do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of its lease payments.

Future minimum lease payments under operating leases at December 31, 2022 are presented below. There are no significant future minimum lease payments under finance leases.

(Dollars in Millions)	
2023	$ 23.4
2024	17.6
2025	12.8
2026	6.2
2027	3.9
2028 and Thereafter	17.9
Total Future Payments	$ 81.8
Less Imputed Interest	9.2
Present Value of Minimum Lease Payments	$ 72.6

NOTE 23. CATASTROPHE REINSURANCE

Catastrophes and natural disasters are inherent risks of the property and casualty insurance business. These catastrophic events and natural disasters include, without limitation, hurricanes, tornadoes, earthquakes, hailstorms, wildfires, high winds and winter storms. Such events result in insured losses that are, and will continue to be, a material factor in the results of operations and financial position of the Company's property and casualty insurance companies. Further, because the level of these insured losses occurring in any one year cannot be accurately predicted, these losses may contribute to material year-to-year fluctuations in the results of operations and financial position of these companies. Specific types of catastrophic events are more likely to occur at certain times within the year than others. This factor adds an element of seasonality to property and casualty insurance claims. The Company has adopted the industry-wide catastrophe classifications of storms and other events promulgated by the Insurance Services Office ("ISO") to track and report losses related to catastrophes. ISO classifies a disaster as a catastrophe when the event causes $25.0 million or more in direct insured losses to property and affects a significant number of policyholders and insurers. ISO-classified catastrophes are assigned a unique serial number recognized throughout the insurance industry. The discussions that follow utilize ISO's definition of catastrophes.

The Company manages its exposure to catastrophes and other natural disasters through a combination of geographical diversification, restrictions on the amount and location of new business production in certain regions, and reinsurance. To limit its exposures to catastrophic events, the Company maintains a catastrophe reinsurance program for the property and casualty insurance companies. In 2022, the property business written through the Life & Health segment was included in the catastrophe reinsurance program. Coverage for the catastrophe reinsurance program is provided in various layers through multiple excess of loss reinsurance contracts and an annual aggregate excess property catastrophe reinsurance contract.

Coverage on individual catastrophes provided under the excess of loss reinsurance contracts effective January 1, 2022 to December 31, 2022 is provided in various layers as presented below.

	Catastrophe Losses and LAE		Percentage of Coverage
DOLLARS IN MILLIONS	In Excess of	Up to	
Retained	$ —	$ 50.0	— %
1st Layer of Coverage	50.0	150.0	95.0
2nd Layer of Coverage	150.0	250.0	95.0
3rd Layer of Coverage	250.0	325.0	95.0
4th Layer of Coverage	325.0	350.0	95.0

Coverage on individual catastrophes provided under the excess of loss reinsurance contracts effective January 1, 2021 to December 31, 2021 is provided in various layers as presented below.

	Catastrophe Losses and LAE		Percentage of Coverage
DOLLARS IN MILLIONS	In Excess of	Up to	
Retained	$ —	$ 50.0	— %
1st Layer of Coverage	50.0	150.0	95.0
2nd Layer of Coverage	150.0	250.0	95.0
3rd Layer of Coverage	250.0	275.0	95.0

Coverage on individual catastrophes provided under the excess of loss reinsurance contracts effective January 1, 2020 to December 31, 2020 is provided in various layers as presented below.

	Catastrophe Losses and LAE		Percentage of Coverage
DOLLARS IN MILLIONS	In Excess of	Up to	
Retained	$ —	$ 50.0	— %
1st Layer of Coverage	50.0	150.0	95.0
2nd Layer of Coverage	150.0	250.0	95.0
3rd Layer of Coverage	250.0	275.0	95.0

NOTE 23. CATASTROPHE REINSURANCE (Continued)

In the event that the incurred catastrophe losses and LAE covered by the catastrophe reinsurance programs presented in the three preceding tables exceed the retention for that particular layer, each of the programs allow for one reinstatement of such coverage. In such an instance, the Company is required to pay a reinstatement premium to the reinsurers to reinstate the full amount of reinsurance available under such layer.

Coverage provided under the 2022 aggregate property catastrophe reinsurance contract is summarized below.

	Aggregate Catastrophe Losses and LAE	
DOLLARS IN MILLIONS	In Excess of	Up to
Retained	$ —	$ 65.0
Coverage	65.0	115.0

Coverage provided under the 2021 aggregate property catastrophe reinsurance contract is summarized below.

	Aggregate Catastrophe Losses and LAE	
DOLLARS IN MILLIONS	In Excess of	Up to
Retained	$ —	$ 60.0
Coverage	60.0	110.0

The catastrophe reinsurance in 2022, 2021 and 2020 for the property and casualty insurance companies also included reinsurance coverage from the Florida Hurricane Catastrophe Fund ("FHCF") for hurricane losses in Florida at retentions lower than those described above. The Life & Health Insurance segment also purchases reinsurance from the FHCF for hurricane losses in Florida.

Reinsurance premiums for the Company's catastrophe reinsurance programs and the FHCF Program reduced earned premiums for the years ended December 31, 2022, 2021 and 2020 by the following:

DOLLARS IN MILLIONS	2022	2021	2020
Specialty Property & Casualty Insurance	$ 8.9	$ 7.0	$ 4.8
Preferred Property & Casualty Insurance	22.5	22.0	20.7
Life & Health Insurance	0.6	1.3	1.2
Total Ceded Catastrophe Reinsurance Premiums	$ 32.0	$ 30.3	$ 26.7

The Company did not pay any reinstatement premiums in 2022, 2021, or 2020.

Catastrophe losses and LAE (including reserve development), net of reinsurance recoveries, for the years ended December 31, 2022, 2021 and 2020 by business segment are presented below.

DOLLARS IN MILLIONS	2022	2021	2020
Specialty Property & Casualty Insurance	$ 23.6	$ 16.0	$ 12.5
Preferred Property & Casualty Insurance	48.3	73.5	81.5
Life & Health Insurance	3.3	12.9	12.9
Total Catastrophe Losses and LAE	$ 75.2	$ 102.4	$ 106.9

The Company had no material recoveries under its catastrophe reinsurance treaties for the years ended December 31, 2022 and 2021.

Total prior year catastrophe loss and LAE reserves, net of reinsurance recoverables, developed favorably by $4.1 million in 2022, favorably by $5.4 million in 2021 and adversely by $0.2 million in 2020. The Specialty Property & Casualty Insurance segment reported adverse catastrophe reserve development of $0.6 million, $0.3 million, and $0.2 million in 2022, 2021 and 2020, respectively. The Preferred Property & Casualty Insurance segment reported favorable catastrophe reserve development of $6.2 million, $5.6 million and $0.5 million in 2022, 2021 and 2020, respectively. The Life & Health Insurance segment

NOTE 23. CATASTROPHE REINSURANCE (Continued)

reported adverse catastrophe reserve development of $1.5 million, favorable development of $0.1 million and adverse development of $0.5 million in 2022, 2021 and 2020, respectively.

The process of estimating and establishing reserves for catastrophe losses is inherently uncertain and the actual ultimate cost of a claim, net of actual reinsurance recoveries, may vary materially from the estimated amount reserved. The Company's estimates of direct catastrophe losses are generally based on inspections by claims adjusters and historical loss development experience for areas that have not been inspected or for claims that have not yet been reported. The Company's estimates of direct catastrophe losses are based on the coverages provided by its insurance policies. The Company's homeowners and dwelling insurance policies do not provide coverage for losses caused by floods, but generally provide coverage for physical damage caused by wind or wind-driven rain. Accordingly, the Company's estimates of direct losses for homeowners and dwelling insurance do not include losses caused by flood. Depending on the policy, automobile insurance may provide coverage for losses caused by flood. Estimates of the number and severity of claims ultimately reported are influenced by many variables, including, but not limited to, repair or reconstruction costs and determination of cause of loss that are difficult to quantify and will influence the final amount of claim settlements. All these factors, coupled with the impact of the availability of labor and material on costs, require significant judgment in the reserve setting process. A change in any one or more of these factors is likely to result in an ultimate net claim cost different from the estimated reserve. The Company's estimates of indirect losses from wind pools and joint underwriting associations are based on a variety of factors, including, but not limited to, actual or estimated assessments provided by or received from such entities, insurance industry estimates of losses, and estimates of the Company's market share in the assessable states. Actual assessments may differ materially from these estimated amounts.

NOTE 24. OTHER REINSURANCE

In addition to the reinsurance programs described in Note 23, "Catastrophe Reinsurance," to the Consolidated Financial Statements, Kemper's insurance subsidiaries utilize other reinsurance arrangements to limit their maximum loss, provide greater diversification of risk and to minimize exposures on larger risks. The ceding of insurance does not discharge the primary liability of the original insurer. Accordingly, insurance reserve liabilities are reported gross of any estimated recovery from reinsurers in the Consolidated Balance Sheets. Amounts recoverable from reinsurers are estimated in a manner consistent with the insurance reserve liability and are included in Other Receivables in the Consolidated Balance Sheets.

Earned Premiums ceded on long-duration and short-duration policies were $42.7 million, $36.1 million and $31.2 million for the years ended December 31, 2022, 2021 and 2020, respectively, of which $32.0 million, $30.3 million and $26.7 million, respectively, was related to catastrophe reinsurance. See Note 23, "Catastrophe Reinsurance," to the Consolidated Financial Statements for additional information regarding the Company's catastrophe reinsurance programs. Certain insurance subsidiaries assume business from other insurance companies and involuntary pools. Earned Premiums assumed on long-duration and short-duration policies were $41.4 million, $56.7 million and $73.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Trinity and Capitol County Mutual Fire Insurance Company ("Capitol") are parties to a quota share reinsurance agreement whereby Trinity assumes 100% of the business written by Capitol, subject to a cap, for ceded losses for dwelling coverage. Earned Premiums assumed by Trinity from Capitol were $11.9 million, $17.3 million and $18.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. Capitol is a mutual insurance company and, accordingly, is owned by its policyholders. Trinity and Old Reliable Casualty Company ("ORCC"), a subsidiary of Capitol, are parties to a quota share reinsurance agreement whereby Trinity assumes 100% of the business written by ORCC, subject to a cap, for ceded losses for dwelling coverage. Earned Premiums assumed by Trinity from ORCC were $3.2 million, $4.7 million and $4.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Five employees of the Company serve as directors of Capitol's five member board of directors. Nine employees of the Company also serve as directors of ORCC's nine member board of directors. Kemper's subsidiary, United Insurance, provides claims and administrative services to Capitol and ORCC. In addition, agents appointed by Kemper's subsidiary, The Reliable Life Insurance Company, and who are employed by United Insurance, are also appointed by Capitol and ORCC to sell property insurance products for the Company's Life & Health Insurance segment. The Company also provides certain investment services to Capitol and ORCC.

Kemper Corporation and Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 25. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the Company's Net Deferred Income Tax Assets and Deferred Income Tax Liabilities at December 31, 2022 and 2021 were:

DOLLARS IN MILLIONS	2022	2021
Deferred Income Tax Assets:		
Insurance Reserves	$ 33.5	$ 31.9
Unearned Premium Reserves	70.8	78.3
Tax Capitalization of Policy Acquisition Costs	45.9	46.6
Payroll and Employee Benefit Accruals	32.8	36.4
Investments	152.2	—
Net Operating Loss and Credit Carryforwards	49.7	3.6
Other	22.6	11.6
Total Deferred Income Tax Assets	407.5	208.4
Deferred Income Tax Liabilities:		
Investments	—	209.1
Deferred Policy Acquisition Costs	131.3	142.4
Life VIF and P&C Customer Relationships	3.7	4.6
Goodwill and Other Intangible Assets Acquired	36.9	38.0
Depreciable Assets	35.7	38.7
Other	10.5	2.6
Total Deferred Income Tax Liabilities	218.1	435.4
Net Deferred Income Tax Assets / (Liabilities)	$ 189.4	$ (227.0)

Based on the weight of available positive and negative evidence, the deferred tax assets are more likely than not to be realized based on Management's assessment and a valuation allowance has not been recorded as of December 31, 2022 and 2021.

The expiration of federal net operating loss ("NOL") and tax credit carryforwards and their related deferred income tax assets at December 31, 2022 is presented below by year of expiration.

DOLLARS IN MILLIONS	NOL Carry-forwards	Deferred Tax Asset
Expiring in:		
2039	$ 1.4	$ 1.4
2040	1.4	1.4
2041	46.0	46.0
No Expiration	4.3	0.9
Total All Years	$ 53.1	$ 49.7

The carryforwards primarily relate to general business and investment tax credits which the Company expects to fully utilize prior to expiration. The reported federal NOL carryforward does not expire but is limited to use against 80% of federal taxable income.

There were no Unrecognized Tax Benefits at December 31, 2022, 2021 or 2020. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in Income Tax Benefit (Expense). There were no liabilities for accrued interest and penalties as of December 31, 2022, 2021 or 2020.

The statute of limitations related to Kemper and its eligible subsidiaries' consolidated Federal income tax returns is closed for all tax years up to and including 2011 as well as 2018. As a result of the Company filing amended federal income tax returns,

NOTE 25. INCOME TAXES (Continued)

tax years 2012 and 2013 are under limited examination with respect to carryback adjustments associated with the amended returns. The statute of limitations related to tax years 2014, 2015, 2016 and 2017 has been extended to December 31, 2023. Tax years 2019, 2020 and 2021 are subject to a statute of three years from the extended due dates of October 15, 2020, 2021 and 2022, respectively.

The expiration of the statute of limitations related to the various state income tax returns that Kemper and its subsidiaries file varies by state.

The components of Income Tax Benefit (Expense) from Operations for the years ended December 31, 2022, 2021 and 2020 were:

DOLLARS IN MILLIONS	2022	2021	2020
Current Income Tax Benefit (Expense)	$ (6.2)	$ 122.7	$ (86.6)
Deferred Income Tax Benefit (Expense)	94.5	2.1	(13.6)
Income Tax Benefit (Expense)	$ 88.3	$ 124.8	$ (100.2)

Income taxes paid, net of income tax refunds received, were $0.7 million, $38.0 million, and $55.8 million in 2022, 2021, and 2020, respectively.

A reconciliation of the Statutory Federal Income Tax Benefit (Expense) and Rate to the Company's Effective Income Tax Benefit (Expense) and Rate from Operations for the years ended December 31, 2022, 2021 and 2020 is presented below.

	2022		2021		2020	
DOLLARS IN MILLIONS	Amount	Rate	Amount	Rate	Amount	Rate
Statutory Federal Income Tax Benefit (Expense)	$ 81.8	21.0 %	$ 51.5	21.0 %	$ (107.1)	21.0 %
Tax-exempt Income and Dividends Received Deduction	5.3	1.3	4.6	1.9	4.0	(0.8)
Untaxed Earnings on Company-Owned Life Insurance	8.0	2.1	5.4	2.2	2.7	(0.5)
Tax credits	6.5	1.7	66.1	27.0	3.2	(0.6)
Stock-Based Compensation	(1.3)	(0.3)	0.3	0.1	2.2	(0.5)
Nondeductible Executive Compensation	(1.5)	(0.4)	(2.7)	(1.1)	(2.7)	0.5
Expense on Transactions	(11.5)	(3.0)	—	—	—	—
Other, Net	1.0	0.3	(0.4)	(0.2)	(2.5)	0.5
Effective Income Tax Benefit (Expense)	$ 88.3	22.7 %	$ 124.8	50.9 %	$ (100.2)	19.6 %

Comprehensive Income Tax Benefit (Expense) included in the Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020 was:

DOLLARS IN MILLIONS	2022	2021	2020
Income Tax Benefit (Expense):			
Operations	$ 88.3	$ 124.8	$ (100.2)
Unrealized Depreciation (Appreciation) on Securities	325.5	(60.1)	(78.3)
Tax Effects from Postretirement Benefit Plans	(4.0)	(2.4)	(15.3)
Tax Effects from Cash Flow Hedge	(1.2)	0.1	—
Comprehensive Income Tax Benefit (Expense)	$ 408.6	$ 62.4	$ (193.8)

NOTE 26. COMMITMENTS AND CONTINGENCIES

In the ordinary course of its businesses, the Company is involved in legal proceedings including lawsuits, arbitrations, regulatory examinations, audits and inquiries. Based on currently available information, the Company does not believe that it is reasonably possible that any of its pending legal proceedings will have a material effect on the Company's Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

NOTE 27. RELATED PARTIES

As described in Note 24, "Other Reinsurance," to the Consolidated Financial Statements, the Company has certain relationships with Capitol, a mutual insurance company that is owned by its policyholders.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Kemper Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kemper Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of (loss) income, comprehensive (loss) income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, in 2022 the Company began including anticipated net investment income in the premium deficiency analysis performed for the Specialty Property & Casualty Insurance and Preferred Property & Casualty Insurance segments.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Property and Casualty Insurance Reserves - Refer to Notes 2 and 7 to the consolidated financial statements

Critical Audit Matter Description

The estimation of property and casualty insurance reserves for losses and loss adjustment expenses ("property and casualty insurance reserves"), including those claims that are incurred but not reported, requires significant judgment. Estimating property and casualty insurance reserves is inherently uncertain as estimates are generally derived using a variety of actuarial estimation techniques that are dependent on assumptions and expectations about future events, many of which are difficult to quantify. The estimation process, particularly for claims with longer-tailed exposures that may not be discovered or reported immediately, is an inherently subjective exercise and modest changes in judgments and assumptions can materially impact the valuation of these reserves.

Given the significant judgments made by management in estimating property and casualty insurance reserves, auditing property and casualty insurance reserves required a high degree of auditor judgment and an increased extent of effort, including the involvement of our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to property and casualty insurance reserves included the following, among others:

- We tested the effectiveness of controls related to property and casualty insurance reserves, including those controls related to the estimation of and management's review of the property and casualty insurance reserves.
- We tested the underlying data, including historical claims, that served as the basis for the actuarial analyses to test that the inputs to the actuarial estimates were accurate and complete.
- With the assistance of our actuarial specialists:
  - We developed a range of independent estimates of the property and casualty insurance reserves and compared our estimates to the recorded reserves.
  - We compared our prior year estimates of expected incurred losses to actual experience during the most recent year to identify potential bias in the Company's determination of property and casualty insurance reserves.

Fixed Maturities at Fair Value - Refer to Notes 2, 9, and 12 to the consolidated financial statements

Critical Audit Matter Description

Investments in fixed maturity securities classified as available-for-sale are reported at fair value in the financial statements. Fixed maturity securities without readily determinable market values are valued using significant unobservable inputs, such as credit profile, credit spread and resulting market yield, which involve considerable judgment by management.

Given management uses significant unobservable inputs to estimate the fair value of fixed maturity securities without readily determinable market values, performing audit procedures to evaluate these inputs required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the unobservable inputs used by management to estimate the fair value of fixed maturity securities without readily determinable market values included the following, among others:

- We tested the effectiveness of controls related to fixed maturity securities, including those controls related to the determination of fair value.
- We evaluated management's ability to accurately estimate fair value by comparing management's historical estimates to recent or subsequent transactions, taking into account changes in market conditions.
- We evaluated the reasonableness of the models, methodologies, and unobservable inputs used by management to estimate fair value.
- With the assistance of our fair value specialists, we compared management's unobservable inputs to external sources, and for a sample of the investments, developed independent estimates of the fair value and compared our estimates to the Company's estimates.

/s/ Deloitte & Touche LLP
Chicago, Illinois
February 9, 2023

We have served as the Company's auditor since 2002.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not Applicable

Item 9A.   Controls and Procedures.

Disclosure Controls and Procedures

The Company's management, with participation of Kemper's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, Kemper's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by Kemper in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the SEC's rules and forms, and accumulated and communicated to the Company's management, including Kemper's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management Report on Internal Control Over Financial Reporting

We, as management of the Company, are responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the SEC, internal control over financial reporting is a process designed by, or under the supervision of, a company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2022, based on the control criteria established in a report entitled *Internal Control—Integrated Framework,* issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that the Company's internal control over financial reporting is effective as of December 31, 2022.

The independent registered public accounting firm of Deloitte & Touche LLP, as auditors of the consolidated financial statements of Kemper and its subsidiaries, has issued an attestation report on the effectiveness of management's internal control over financial reporting based on criteria established in *Internal Control—Integrated Framework,* issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ JOSEPH P. LACHER, JR.	/s/ JAMES J. MCKINNEY
Joseph P. Lacher, Jr.	**James J. McKinney**
Chairman of the Board, President and Chief Executive Officer	**Executive Vice President and Chief Financial Officer**
Kemper Corporation	**Kemper Corporation**

February 9, 2023

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The attestation report of the independent registered public accounting firm, Deloitte & Touche LLP, on the Company's internal control over financial reporting is included in Item 8 under the heading "Report of Independent Registered Public Accounting Firm," and is incorporated herein by reference.

Item 9B.   Other Information.

None

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

The information required by this Item is incorporated herein by reference to the sections captioned "Meetings and Committees of the Board of Directors," "Business Experience of Nominees," "Executive Officers," "Ownership of Kemper Common Stock" and "Corporate Governance" in the Proxy Statement for Kemper's 2023 Annual Meeting of Shareholders. Kemper plans to file such proxy statement within 120 days after December 31, 2022, the end of Kemper's fiscal year.

Kemper's code of ethics applicable to its chief executive officer, chief financial officer and principal accounting officer ("Code of Ethics for Senior Financial Executives") is posted in the "Governance" section of Kemper's website, kemper.com. Kemper also intends to disclose any future amendments to, and any waivers from (though none are anticipated), the Code of Ethics for Senior Financial Executives in the "Governance" section of its website.

Item 11.   Executive Compensation.

The information required by this Item is incorporated herein by reference to the sections captioned "Executive Officer Compensation and Benefits," "Director Compensation," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report" in the Proxy Statement for Kemper's 2023 Annual Meeting of Shareholders. The Compensation Committee Report to be included in such Proxy Statement shall be deemed to be furnished in this report and shall not be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act as a result of such furnishing in this Item 11.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is set forth in the table below and incorporated herein by reference to the section captioned "Ownership of Kemper Common Stock" in the Proxy Statement for Kemper's 2023 Annual Meeting of Shareholders.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans or Programs (1)
Equity Compensation Plans Approved by Security Holders	2,325,576	$ 59.10	2,873,336
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	2,325,576	$ 59.10	2,873,336

(1) Includes 1,831,722 shares reserved for future grants based on performance results under the terms of outstanding PSU awards.

Kemper's 2020 Omnibus Plan permits various stock-based awards including, but not limited to, stock options, stock appreciation rights, RSUs, and PSUs.

The design of the 2020 Omnibus Plan provides for fungible use of shares to determine the number of shares available for future grants, with a fungible conversion factor of three to one, such that the Share Authorization will be reduced at two different rates, depending on the type of award granted. Each share of Kemper common stock issuable upon the exercise of stock options or stock appreciation rights will reduce the number of shares available for future grant under the Share Authorization by one share, while each share of Kemper common stock issued pursuant to "full value awards" will reduce the number of shares available for future grant under the Share Authorization by three shares. "Full value awards" are awards, other than stock options or stock appreciation rights, that are settled by the issuance of shares of Kemper common stock and include RSUs and PSUs, if settled with stock.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated herein by reference to the sections captioned "Related Person Transactions" and "Director Independence" in the Proxy Statement for Kemper's 2023 Annual Meeting of Shareholders.

Item 14.   Principal Accounting Fees and Services.

The information required by this Item is incorporated by reference to the section captioned "Independent Registered Public Accountant" in the Proxy Statement for Kemper's 2023 Annual Meeting of Shareholders.

PART IV

Item 15.   Exhibits, Financial Statement Schedules.

(a) Documents filed as part of this Report

1.   Financial Statements. The consolidated balance sheets of Kemper and subsidiaries as of December 31, 2022 and 2021, and the consolidated statements of (loss) income, comprehensive (loss) income, cash flows and shareholders' equity for the years ended December 31, 2022, 2021 and 2020, together with the notes thereto and the report of Deloitte & Touche LLP thereon appearing in Item 8 are included in this 2022 Annual Report.

2.   Financial Statement Schedules. The following four financial statement schedules are included on the pages immediately following the signature pages hereof. Schedules not listed here have been omitted because they are not applicable or not material or the required information is included in the Consolidated Financial Statements.

Schedule I Investments Other Than Investments in Related Parties

Schedule II Parent Company Financial Statements

Schedule III Supplementary Insurance Information

Schedule IV Reinsurance Schedule

The Report of Independent Registered Public Accounting Firm, Deloitte & Touche LLP, with regards to the Financial Statement Schedules listed above, is incorporated by reference to the Report of Independent Registered Public Accountant included in Item 8.

3.   Exhibits. An Exhibit Index has been filed as part of this report on pages 148 through 152.

(b)   Exhibits. Included in Item 15(a)3 above

(c)   Financial Statement Schedules. Included in Item 15(a)2 above

Item 16.   Form 10-K Summary

None

The following exhibits are either filed as a part hereof or are incorporated by reference. Exhibit numbers followed by an asterisk (*) indicate exhibits that are management contracts or compensatory plans or arrangements.

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
		Form	File Number	Exhibit	Filing Date	
3.1	Restated Certificate of Incorporation	8-K	001-18298	3.2	August 8, 2014	
3.2	Amended and Restated Bylaws of Kemper Corporation	8-K	001-18298	3.1	December 6, 2022	
4.1	Indenture, dated as of February 27, 2014, by and between Kemper Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee	8-K	001-18298	4.1	February 27, 2014	
4.2	Second Supplemental Indenture, dated as of February 24, 2015, to the Indenture, dated as of February 27, 2014, between Kemper Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee (including the form of 4.350% Senior Notes due 2025)	8-K	001-18298	4.2	February 24, 2015	
4.3	Indenture, dated as of September 29, 2020, by and between the Company and U.S. Bank National Association	8-K	001-18298	4.1	September 29, 2020	
4.4	First Supplemental Indenture, dated as of September 29, 2020, by and between the Company and U.S. Bank National Association (Including the form of 2.400% Senior Notes due 2030)	8-K	001-18298	4.2	September 29, 2020	
4.5	Second Supplemental Indenture, dated as of February 23, 2022, by and between the Company and U.S. Bank Trust Company, National Association (Including the form of 3.800% Senior Notes due 2032)	8-K	001-18298	4.2	February 23, 2022	
4.6	Third Supplemental Indenture, dated as of March 10, 2022, by and between the Company and U.S. Bank Trust Company, National Association (Including the form of 5.875% Fixed-Rate Reset Junior Subordinated Debentures due 2062)	8-K	001-18298	4.2	March 10, 2022	
4.7	Form of Certificate Representing Shares of Kemper Corporation Common Stock	10-K	001-18298	4.7	February 20, 2019	
4.8	Description of Securities Registered Under Section 12 of the Exchange Act					X
10.1	Third Amended and Restated Credit Agreement, dated as of March 15, 2022, by and among the Company, as the borrower, the lenders and issuing banks from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent	8-K	001-18298	10.1	March 17, 2022	
10.2	Advances and Security Agreement and Addendum to Advances and Security Agreement, effective as of December 31, 2013, between Trinity Universal Insurance Company and the Federal Home Loan Bank of Dallas	10-K	001-18298	10.2	February 14, 2014	

		Incorporated by Reference				
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed or Furnished Herewith
10.3	Advances, Collateral Pledge, and Security Agreement, dated as of March 18, 2014, between United Insurance Company of America and the Federal Home Loan Bank of Chicago	8-K	001-18298	10.1	March 21, 2014	
10.4	Advances and Security Agreement, effective August 14, 2020, between Alliance United Insurance Company and the Federal Home Loan Bank of San Francisco	8-K/A	001-18298	10.1	August 20, 2020	
10.5	Advances, Collateral Pledge, and Security Agreement, dated as of May 10, 2022, between American Access Casualty Company and the Federal Home Loan Bank of Chicago	8-K	001-18298	10.1	May 11, 2022	
10.6*	Kemper Pension Equalization Plan, as amended and restated effective August 25, 2011, as amended by Amendment No. 2 effective September 16, 2013	10-K	001-18298	10.3	February 14, 2014	
10.7*	Kemper Supplemental Retirement Plan, as amended and restated effective September 22, 2016	10-K	001-18298	10.5	February 13, 2017	
10.8*	Kemper Non-Qualified Deferred Compensation Plan, as amended and restated effective March 16, 2016	10-Q	001-18298	10.3	May 5, 2016	
10.9*	Kemper 2011 Omnibus Equity Plan, as amended and restated effective October 30, 2013	10-Q	001-18298	10.1	October 31, 2013	
10.10*	Kemper 2011 Omnibus Equity Plan, as amended and restated effective February 8, 2017	10-K	001-18298	10.17	February 13, 2017	
10.11*	Form of Stock Option and SAR Agreement for Non-employee Directors, as of August 25, 2011, under the Kemper 2011 Omnibus Equity Plan	10-K	001-18298	10.13	February 17, 2012	
10.12*	Form of Stock Option and SAR Agreement for Non-employee Directors, as of May 1, 2013, under the Kemper 2011 Omnibus Equity Plan	10-Q	001-18298	10.1	May 2, 2013	
10.13*	Form of Deferred Stock Unit Agreement for Non-employee Directors, as of May 1, 2013, under the Kemper 2011 Omnibus Equity Plan	10-Q	001-18298	10.2	May 2, 2013	
10.14*	Form of Stock Option and SAR Agreement - Installment-Vesting Form, as of February 4, 2014, under the Kemper 2011 Omnibus Equity Plan	10-K	001-18298	10.24	February 14, 2014	
10.15*	Form of Stock Option and SAR Agreement - Installment-Vesting Form, as of February 7, 2017, under the Kemper 2011 Omnibus Equity Plan	10-K	001-18298	10.31	February 13, 2017	
10.16*	Form of Performance Share Unit Award Agreement (Adjusted ROE), as of February 6, 2018, under the Kemper 2011 Omnibus Equity Plan	10-K	001-18298	10.34	February 13, 2018	
10.17*	Form of Performance Share Unit Award Agreement (Relative TSR), as of February 6, 2018, under the Kemper 2011 Omnibus Equity Plan	10-K	001-18298	10.35	February 13, 2018	

		Incorporated by Reference				Filed or Furnished
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Herewith
10.18*	Form of Restricted Stock Unit Award Agreement (Installment Vesting), as of February 6, 2018, under the Kemper 2011 Omnibus Equity Plan	10-K	001-18298	10.37	February 13, 2018	
10.19*	Form of Non-Qualified Stock Option and SAR Award Agreement (Installment Vesting), as of February 6, 2018, under the Kemper 2011 Omnibus Equity Plan	10-K	001-18298	10.39	February 13, 2018	
10.20*	Kemper Executive Performance Plan, amended and restated as of May 1, 2018	10-Q	001-18298	10.2	July 30, 2018	
10.21*	Form of Non-Employee Director Restricted Stock Unit Award Agreement, as of April 30, 2019, under the Kemper 2011 Omnibus Equity Plan	8-K	001-18298	10.1	May 1, 2019	
10.22*	Form of individual Indemnification Agreements between Kemper and its directors and executive officers	8-K	001-18298	10.1	February 11, 2020	
10.23*	2020 Omnibus Plan	Schedule 14A	001-18298	Appendix B	March 25, 2020	
10.24*	Form of Non-Employee Director Restricted Stock Unit Award Agreement as of May 5, 2020 under the 2020 Omnibus Equity Plan	8-K	001-18298	10.1	May 11, 2020	
10.25*	Form of Non-Qualified Stock Option and SAR Award Agreement (Cliff-Vesting) as of May 5, 2020 under the 2020 Omnibus Equity Plan	8-K	001-18298	10.2	May 11, 2020	
10.26*	Form of Non-Qualified Stock Option and SAR Award Agreement (Installment-Vesting) as of May 5, 2020 under the 2020 Omnibus Equity Plan	8-K	001-18298	10.3	May 11, 2020	
10.27*	Form of Restricted Stock Unit Award Agreement (Cliff-Vesting) as of May 5, 2020 under the 2020 Omnibus Equity Plan	8-K	001-18298	10.4	May 11, 2020	
10.28*	Form of Restricted Stock Unit Award Agreement (Installment-Vesting) as of May 5, 2020 under the 2020 Omnibus Equity Plan	8-K	001-18298	10.5	May 11, 2020	
10.29*	Form of Performance Share Unit Award Agreement (Adjusted ROE) as of May 5, 2020 under the 2020 Omnibus Equity Plan	8-K	001-18298	10.6	May 11, 2020	
10.30*	Form of Performance Share Unit Award Agreement (Relative TSR) as of May 5, 2020 under the 2020 Omnibus Equity Plan	8-K	001-18298	10.7	May 11, 2020	
10.31*	Form of individual change in control severance agreements between Kemper and its executive officers	10-K	001-18298	10.42	February 13, 2017	
	Each of the agreements is identical except that the multipliers for benefits related to bonus, severance, life insurance and health insurance are 150%, 3 years, 3 years and 36 months, respectively, for the Chief Executive Officer and 110%, 2 years, 2 years and 24 months, respectively, for the other officers.					

		Incorporated by Reference				
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed or Furnished Herewith
10.32*	Form of Non-Qualified Stock Option and SAR Award Agreement (Cliff Vesting) as of February 1, 2022 under the 2020 Equity Omnibus Plan					X
10.33*	Form of Non-Qualified Stock Option and SAR Award Agreement (Installment Vesting) as of February 1, 2022 under the 2020 Equity Omnibus Plan					X
10.34*	Form of Restricted Stock Unit Award Agreement (Cliff Vesting) as of February 1, 2022 under the 2020 Equity Omnibus Plan					X
10.35*	Form of Restricted Stock Unit Award Agreement (Installment Vesting) as of February 1, 2022 under the 2020 Equity Omnibus Plan					X
10.36*	Form of Performance Share Unit Award Agreement (Adjusted ROE) as of February 1, 2022 under the 2020 Equity Omnibus Plan					X
10.37*	Form of Performance Share Unit Award Agreement (Relative TSR) as of February 1, 2022 under the 2020 Equity Omnibus Plan					X
10.38*	Form of Special Equity Award Agreement as of February 1, 2022 under the 2020 Omnibus Equity Plan					X
18.1	Preferability letter from Deloitte & Touche LLP regarding change in accounting principle					X
21	Subsidiaries of Kemper Corporation					X
23	Consent of Deloitte & Touche LLP					X
24	Power of Attorney (included on the signature page hereof)					X
31.1	Certification of Chief Executive Officer Pursuant to SEC Rule 13a-14(a)					X
31.2	Certification of Chief Financial Officer Pursuant to SEC Rule 13a-14(a)					X
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished pursuant to Item 601(b)(32) of Regulation S-K)					X
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished pursuant to Item 601(b)(32) of Regulation S-K)					X
101.1	XBRL Instance					X
101.2	XBRL Taxonomy Extension Schema Document					X
101.3	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.4	XBRL Taxonomy Extension Label Linkbase Document					X

		Incorporated by Reference			
Exhibit Number	**Exhibit Description**	**Form**	**File Number**	**Exhibit**	**Filing Date**	**Filed or Furnished Herewith**
101.5	XBRL Taxonomy Extension Presentation Linkbase Document					X
101.6	XBRL Taxonomy Extension Definition Linkbase Document					X

POWER OF ATTORNEY

Each person whose signature appears below on the following page hereby appoints each of Joseph P. Lacher, Jr., President and Chief Executive Officer, James J. McKinney, Executive Vice President and Chief Financial Officer, and James A. Alexander, Senior Vice President and Chief Accounting Officer, so long as such individual remains an executive officer of Kemper Corporation, his or her true and lawful attorney-in-fact with authority together or individually to execute in the name of each such signatory, and with authority to file with the SEC, any and all amendments to this 2022 Annual Report of Kemper Corporation, together with any and all exhibits thereto and other documents therewith, necessary or advisable to enable Kemper Corporation to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations, and requirements of the SEC in respect thereof, which amendments may make such other changes in the 2022 Annual Report as the aforesaid attorney-in-fact executing the same deems appropriate.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, Kemper Corporation has duly caused this 2022 Annual Report on Form 10-K for the fiscal year ended December 31, 2022 to be signed on its behalf by the undersigned, thereunto duly authorized, on February 9, 2023.

KEMPER CORPORATION
(Registrant)

By: /s/   JOSEPH P. LACHER, JR.
       Joseph P. Lacher, Jr.
       Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Kemper Corporation in the capacities indicated on February 9, 2023.

Signature	Title
/s/ JOSEPH P. LACHER, JR. **Joseph P. Lacher, Jr.**	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ JAMES J. MCKINNEY **James J. McKinney**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ JAMES A. ALEXANDER **James A. Alexander**	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ ROBERT J. JOYCE **Robert J. Joyce**	Director
/s/ TERESA A. CANIDA **Teresa A. Canida**	Director
/s/ GEORGE N. COCHRAN **George N. Cochran**	Director
/s/ KATHLEEN M. CRONIN **Kathleen M. Cronin**	Director
/s/ LACY M. JOHNSON **Lacy M. Johnson**	Director
/s/ GERALD LADERMAN **Gerald Laderman**	Director
/s/ STUART B. PARKER **Stuart B. Parker**	Director
/s/ CHRISTOPHER B. SAROFIM **Christopher B. Sarofim**	Director
/s/ JASON N. GOREVIC **Jason N. Gorevic**	Director
/s/ SUSAN D. WHITING **Susan D. Whiting**	Director

KEMPER CORPORATION AND SUBSIDIARIES
INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES
DECEMBER 31, 2022
(Dollars in Millions)

	Amortized Cost	Fair Value	Amount Carried in Balance Sheet
Fixed Maturities:			
Bonds and Notes:			
United States Government and Government Agencies and Authorities	$ 612.5	$ 528.0	$ 528.0
States and Political Subdivisions	1,797.6	1,568.9	1,568.9
Foreign Governments	5.0	4.1	4.1
Corporate Securities:			
Other Bonds and Notes	4,030.3	3,539.4	3,539.4
Redeemable Preferred Stocks	9.0	8.0	8.0
Collateralized Loan Obligations	1,014.7	953.9	953.9
Other Mortgage- and Asset-backed	342.7	292.5	292.5
Total Investments in Fixed Maturities	7,811.8	6,894.8	6,894.8
Equity Securities at Fair Value:			
Preferred Stocks	39.8	39.8	39.8
Common Stocks	2.1	2.1	2.1
Other Equity Interests	201.3	201.3	201.3
Total Investments in Equity Securities	243.2	243.2	243.2
Equity Method Limited Liability Investments at Cost Plus Cumulative Undistributed Earnings	217.0	XXX.X	217.0
Alternative Energy Partnership Investments	16.3	XXX.X	16.3
Short-term Investments	278.4	XXX.X	278.4
Company-Owned Life Insurance	586.5	XXX.X	586.5
Loans to Policyholders	283.4	XXX.X	283.4
Other Investments	269.9	XXX.X	269.9
Total Investments	$ 9,706.5		$ 8,789.5

See Accompanying Report of Independent Registered Public Accounting Firm.

KEMPER CORPORATION
PARENT COMPANY BALANCE SHEETS
(Dollars in Millions)

	December 31,	
	2022	**2021**
ASSETS		
Investments in Subsidiaries	$ 3,621.6	$ 4,729.1
Fixed Maturities at Fair Value (Amortized Cost: 2022 – $122.5; 2021 - $0.3)	120.0	0.4
Equity Securities at Fair Value (Cost: 2022 - $39.3; 2021 - $106.8)	24.1	107.4
Short-term Investments	67.7	96.9
Cash	66.3	27.7
Other Receivables	5.6	2.3
Current Income Taxes	12.0	—
Right-of-Use Assets	12.2	12.8
Other Assets	35.6	18.9
Total Assets	$ 3,965.1	$ 4,995.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Senior Notes Payable, 4.350% due 2025 (Fair Value: 2022 – $438.5; 2021 – $481.4)	$ 449.3	$ 449.0
Senior Notes Payable, 2.400% due 2030 (Fair Value: 2022 – $310.3; 2021 – $387.8)	396.6	396.2
Senior Notes Payable, 3.800% due 2032 (Fair Value: 2022 - $336.2; 2021 - $0.0)	395.5	—
Fixed-Rate Reset Junior Subordinated Debentures, 5.875% due 2062 (Fair Value: 2022 - $110.1; 2021 - $0.0)	145.5	—
Current Income Tax Liability	—	18.5
Deferred Income Tax Liability	49.1	46.5
Liabilities for Benefit Plans	35.4	42.3
Right-of-Use Liabilities	24.4	25.8
Accrued Expenses and Other Liabilities	26.1	9.5
Total Liabilities	1,521.9	987.8
Shareholders' Equity:		
Common Stock	6.4	6.4
Additional Paid-in Capital	1,812.7	1,790.7
Retained Earnings	1,380.1	1,762.5
Accumulated Other Comprehensive (Loss) Income	(756.0)	448.1
Total Shareholders' Equity	2,443.2	4,007.7
Total Liabilities and Shareholders' Equity	$ 3,965.1	$ 4,995.5

See Accompanying Report of Independent Registered Public Accounting Firm.

KEMPER CORPORATION
PARENT COMPANY STATEMENTS OF (LOSS) INCOME
(Dollars in Millions)

	For the Year Ended December 31,		
	2022	2021	2020
Net Investment Income	$ 16.6	$ 3.4	$ 1.4
(Loss) Income from Change in Fair Value of Equity Securities	(14.8)	10.0	4.3
Net Realized Investment Gains	3.0	10.6	0.1
Impairment Losses	(0.2)	—	—
Other Income	1.1	—	—
Total Revenues	5.7	24.0	5.8
Interest Expense	52.6	32.0	24.2
Pension Settlement Expense	—	—	64.1
Other Operating Expenses (Benefits)	6.6	5.9	(3.6)
Total Operating Expenses	59.2	37.9	84.7
Loss before Income Taxes and Equity in Net (Loss) Income of Subsidiaries	(53.5)	(13.9)	(78.9)
Income Tax Benefit (Expense)	14.0	(0.6)	13.4
Loss before Equity in Net Loss of Subsidiaries	(39.5)	(14.5)	(65.5)
Equity in Net (Loss) Income of Subsidiaries	(261.7)	(106.0)	475.4
Net (Loss) Income	$ (301.2)	$ (120.5)	$ 409.9

See Accompanying Report of Independent Registered Public Accounting Firm.

KEMPER CORPORATION
PARENT COMPANY STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Dollars in Millions)

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Net (Loss) Income	$ (301.2)	$ (120.5)	$ 409.9
Other Comprehensive (Loss) Income:			
Changes in Net Unrealized (Losses) Gains on Investment Securities:			
Having No Credit Losses Recognized in Consolidated Statements of (Loss) Income:			
Securities Held by Subsidiaries	(1,535.7)	(230.4)	378.7
Securities Held by Parent	(2.6)	—	8.0
Having Credit Losses Recognized in Consolidated Statements of (Loss) Income:			
Securities Held by Subsidiaries	1.9	(2.0)	(2.6)
Reclassification Adjustment for Amounts Included in Net (Loss) Income:			
Securities Held by Subsidiaries	(12.8)	(43.5)	(16.6)
Securities Held by Parent	—	(10.6)	(0.1)
Unrecognized Postretirement Benefit Costs Arising During the Year:			
Securities Held by Subsidiaries	1.1	0.6	—
Securities Held by Parent	18.2	(9.5)	3.6
Reclassification Adjustments for Amounts Included in Net (Loss) Income:			
Pension Settlement Cost Recognized	—	—	64.1
Amortization of Unrecognized Postretirement Benefit Costs	(0.4)	0.1	2.5
Gains on Cash Flow Hedge	5.9	0.5	0.4
Other Comprehensive (Loss) Income before Income Taxes	(1,524.4)	(294.8)	438.0
Income Tax Benefit (Expense):			
Changes in Net Unrealized (Losses) Gains on Investment Securities:			
Having No Credit Losses Recognized in Consolidated Statements of (Loss) Income:			
Securities Held by Subsidiaries	322.7	48.4	(80.6)
Securities Held by Parent	0.5	—	(1.7)
Having Credit Losses Recognized in Consolidated Statements of (Loss) Income:			
Securities Held by Subsidiaries	(0.4)	0.4	0.5
Reclassification Adjustment for Amounts Included in Net (Loss) Income:			
Securities Held by Subsidiaries	2.7	9.1	3.5
Securities Held by Parent	—	2.2	—
Unrecognized Postretirement Benefit Costs Arising During the Year:			
Securities Held by Subsidiaries	(0.2)	(0.1)	—
Securities Held by Parent	(3.9)	2.5	(1.3)
Reclassification Adjustments for Amounts Included in Net (Loss) Income:			
Pension Settlement Cost Recognized	—	—	(13.5)
Amortization of Unrecognized Postretirement Benefit Costs	0.1	—	(0.5)
Changes in Gain on Cash Flow Hedges	(1.2)	(0.1)	—
Income Tax Benefit (Expense)	320.3	62.4	(93.6)
Other Comprehensive (Loss) Income	(1,204.1)	(232.4)	344.4
Total Comprehensive (Loss) Income	$ (1,505.3)	$ (352.9)	$ 754.3

See Accompanying Report of Independent Registered Public Accounting Firm.

KEMPER CORPORATION
PARENT COMPANY STATEMENTS OF CASH FLOWS
(Dollars in Millions)

	For the Year Ended December 31,		
	2022	2021	2020
Operating Activities:			
Net (Loss) Income	$ (301.2)	$ (120.5)	$ 409.9
Adjustment Required to Reconcile Net (Loss) Income to Net Cash (Used in) Provided by Operations:			
Equity in Net Loss (Income) of Subsidiaries	261.7	106.0	(475.4)
Cash Dividends from Subsidiaries	25.3	170.3	216.2
Net Realized Investment Gains	(3.0)	(10.6)	(0.1)
Settlement Costs Related to Defined Benefit Pension Plan	—	—	64.1
Impairment Losses	0.2	—	—
Loss (Income) from Change in Fair Value of Equity and Convertible Securities	14.8	(10.0)	(4.3)
Other, Net	(48.9)	(35.3)	52.2
Net Cash (Used in) Provided by Operating Activities	(51.1)	99.9	262.6
Investing Activities:			
Capital Contributed to Subsidiaries	(537.8)	(36.5)	(62.0)
Proceeds from Sales, Calls and Maturities of Fixed Maturities	0.1	181.3	2.0
Proceeds from the Sales or Paydowns of Investments:			
Equity Securities	71.9	28.5	2.2
Purchases of Investments:			
Fixed Maturities	(40.3)	—	—
Equity Securities	(5.6)	(48.7)	(21.0)
Net Sales (Purchases) of Short-term Investments	138.9	411.3	(415.7)
Acquisition of Business	—	(370.9)	—
Other	(3.1)	—	—
Net Cash (Used in) Provided by Investing Activities	(375.9)	165.0	(494.5)
Financing Activities:			
Notes Payable Proceeds:			
Proceeds from Issuance of 3.800% Senior Notes due February 23, 2032	396.3	—	—
Issuance Fees from Issuance of 3.800% Senior Notes due February 23, 2032	(1.2)	—	—
Proceeds from Issuance of 5.875% Fixed-Rate Reset Junior Subordinated Debentures due 2062	145.6	—	—
Issuance Fees from Issuance of 5.875% Fixed-Rate Reset Junior Subordinated Debentures due 2062	(0.9)	—	—
Proceeds from Issuance of 2.400% Senior Notes due September 30, 2030	—	—	396.8
Issuance Fees from Issuance of 2.400% Senior Notes due September 30, 2030	—	—	(1.2)
Repayments of Long-term Debt	—	(50.0)	—
Proceeds from Shares Issued under Employee Stock Purchase Plan	4.9	5.4	4.4
Common Stock Repurchases	—	(161.7)	(110.4)
Dividends and Dividend Equivalents Paid	(79.7)	(80.6)	(78.9)
Other	0.6	3.7	5.4
Net Cash Provided by (Used in) Financing Activities	465.6	(283.2)	216.1
Increase (Decrease) in Cash	38.6	(18.3)	(15.8)
Cash, Beginning of Year	27.7	46.0	61.8
Cash, End of Year	$ 66.3	$ 27.7	$ 46.0

See Accompanying Report of Independent Registered Public Accounting Firm.

FINANCIAL INFORMATION OF KEMPER CORPORATION
NOTES TO FINANCIAL INFORMATION
(Dollars in Millions)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial information of Kemper Corporation ("Kemper" or the "Parent Company") should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in Item 8 of this Form 10-K. Kemper's subsidiaries are accounted for using the equity method of accounting. Equity in net (loss) income of these subsidiaries is presented on the Statements of Operations as Equity in Net (Loss) Income of Subsidiaries.

NOTE 2. GUARANTEES

On November 30, 2018 Kemper executed a guarantee to fully and unconditionally guarantee the payment and performance obligations of the 5.000% Senior Notes due September 19, 2022 of Infinity Property and Casualty Corporation, a wholly owned subsidiary of Kemper.

On February 23, 2022, Kemper issued a notice of redemption for the entire $275.0 million aggregate principal outstanding of the 2022 Senior Notes at a redemption price equal to 100% of their principal, plus accrued and unpaid interest on the redemption date. On March 25, 2022, Kemper completed the redemption, and the 2022 Senior Notes were repaid in full. The Company recognized a Loss from Early Extinguishment of Debt of $3.7 million in the first quarter of 2022 which is reflected in the Consolidated Statements of (Loss) Income.

The Company used the proceeds received from Kemper's 2032 Senior Notes offering to repay the 2022 Senior Notes. See "3.800% Senior Notes Due 2032" in the Debt disclosure, Note 21 for additional information regarding the debt issuance.

On July 1, 2022, Kemper executed an indefinite agreement with its subsidiary, Kemper Bermuda Ltd, that provides financial guarantees of up to $300.0 million in contributed capital to maintain its minimum Enhanced Capital Requirement ("ECR") as required by the Bermuda Monetary Authority as a Class C insurer. As of December 31, 2022, Kemper had contributed $5.0 million under this agreement.

NOTE 3. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Kemper received $300.1 million and $189.0 million in non-cash dividends from subsidiaries in 2022 and 2021, respectively. Kemper made non-cash capital contributions of $156.3 million and $103.3 million to subsidiaries in 2022 and 2021, respectively.

NOTE 4. LEASES

Kemper leases certain office space for its current and former corporate headquarters under non-cancelable operating leases.

The following table presents operating lease Right-of-Use ("ROU") assets and lease liabilities at December 31, 2022 and 2021.

DOLLARS IN MILLIONS		2022		2021
Operating Lease Right-of-Use Assets	$	12.2	$	12.8
Operating Lease Liabilities		24.4		25.8

Supplemental cash flow information related to Kemper's operating leases for the year-ended December 31, 2022 and December 31, 2021 respectively are presented follows.

DOLLARS IN MILLIONS		2022		2021
Operating Cash Flows from Operating Leases (Fixed Payments)	$	2.4	$	2.2
Operating Cash Flows from Operating Leases (Liability Reduction)		1.4		1.1
Right-of-Use Assets Obtained in Exchange for New Operating Lease Liabilities		—		—

NOTE 4. LEASES (Continued)

Significant judgments and assumptions for determining lease asset and liability as December 31, 2022 and December 31, 2021 respectively are presented below.

DOLLARS IN MILLIONS	2022	2021
Weighted-average Remaining Lease Term - Operating Leases	11.0 years	11.9 years
Weighted-average Discount Rate - Operating Leases	4.0 %	4.0 %

Kemper's leases do not provide an implicit rate. Accordingly, Kemper uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of its lease payments.

Future minimum operating lease payments at December 31, 2022 were:

DOLLARS IN MILLIONS	Operating Leases
2023	$ 2.4
2024	2.5
2025	2.6
2026	2.6
2027	2.7
2028 and Thereafter	17.7
Total Future Payments	$ 30.5
Less Discount	6.1
Present Value of Minimum Lease Payments	$ 24.4

NOTE 5. DEBT

4.350% Senior Notes Due 2025

Kemper has $450.0 million aggregate principal of 4.350% senior notes due February 15, 2025 (the "2025 Senior Notes"). Kemper initially issued $250.0 million of the notes in February of 2015 and issued an additional $200.0 million of the notes in June of 2017. The additional notes are fungible with the initial notes issued in 2015, and together are treated as part of a single series for all purposes under the indenture governing the 2025 Senior Notes. The 2025 Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at Kemper's option at specified redemption prices.

2.400% Senior Notes Due 2030

Kemper has $400.0 million aggregate principal of 2.400% senior notes due September 30, 2030 (the "2030 Senior Notes"). The net proceeds of issuance were $395.8 million, net of discount and transaction costs for an effective yield of 2.52%. The 2030 Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time, at Kemper's option, at specified redemption prices.

3.800% Senior Notes Due 2032

On February 15, 2022, Kemper offered and sold $400.0 million aggregate principal of 3.800% senior notes due February 23, 2032 (the "2032 Senior Notes"). The net proceeds of issuance were $395.1 million, net of discount and transaction costs for an effective yield of 3.950%. The 2032 Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time, at Kemper's option, at specified redemption prices.

In anticipation of the issuance of the 2032 Senior Notes and for risk management purposes, the Company entered into a derivative transaction to hedge the risk of changes in the debt cash flows attributable to changes in the benchmark U.S. Treasury interest rate during the period leading up to the debt issuance ("Treasury Lock"). The effective portion of the gain on the derivative instrument upon discontinuance was $5.9 million before taxes, and is reported as a component of Accumulated Other Comprehensive (Loss) Income. Beginning with the issuance of the 2032 Senior Notes described in the preceding paragraph, such gain is being amortized into earnings and reported in Interest and Other Expenses in the same periods that the hedged items affect earnings. Amortization, reported in Interest and Other Expenses, was $0.5 million for the year ended December 31, 2022. The Company expects to reclassify $0.5 million of net gain on derivative instruments from AOCI to earnings for the twelve months ended December 31, 2023 as interest expense on the debt is recognized.

NOTE 5. DEBT (Continued)

5.875% Fixed-Rate Reset Junior Subordinated Debentures Due 2062

On March 10, 2022, Kemper issued $150.0 million aggregate principal amount of 5.875% Fixed-Rate Reset Junior Subordinated Debentures due March 15, 2062 (the "2062 Junior Debentures"). The net proceeds from issuance were $144.7 million, net of discount and transaction costs. The 2062 Junior Debentures will bear interest from and including the date of original issue to, but excluding, March 15, 2027 (the "First Reset Date") at the fixed rate of 5.875% per annum. The interest rate on the First Reset Date, and subsequent Reset Dates, will be equal to the Five-Year Treasury Rate as of the most recent Reset Date plus 4.140% to be reset on each Reset Date. Interest is due quarterly in arrears beginning on June 15, 2022. The Company has the option to defer interest payments for one or more optional deferral periods of up to five consecutive years, provided that no optional deferral period shall extend beyond March 15, 2062, or any earlier accelerated maturity date arising from an event of default or any earlier redemption of the 2062 Junior Debentures.

The 2062 Junior Debentures are unsecured and may be redeemed in whole or in part on the First Reset Date or any time thereafter, at a redemption price equal to the principal amount of the debentures being redeemed plus any accrued and unpaid interest.

SCHEDULE III

KEMPER CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY INSURANCE INFORMATION
(Dollars in Millions)

	Year Ended December 31,							At December 31		
	Earned Premiums	Premiums Written	Other Income	Net Investment Income	Insurance Claims and Policy-holders' Benefits	Amortization of Deferred Policy Acquisition Costs	Other Insurance Expenses	Deferred Policy Acquisition Costs	Insurance Reserves	Unearned Premiums
2022										
Specialty Property & Casualty Insurance	$ 4,046.4	$ 3,934.4	$ 6.0	$ 140.7	$ 3,578.2	$ 569.8	$ 232.1	$ 192.6	$ 2,321.1	$ 1,431.5
Preferred Property & Casualty Insurance	595.5	527.1	—	49.7	493.4	93.5	90.0	38.1	419.1	264.0
Life & Health Insurance (1)	624.4	N/A	(0.6)	216.5	432.6	42.0	300.9	394.9	3,556.3	8.9
Other	—	N/A	3.8	15.7	0.2	—	(127.7)	—	14.4	—
Total	$ 5,266.3	N/A	$ 9.2	$ 422.6	$ 4,504.4	$ 705.3	$ 495.3	$ 625.6	$ 6,310.9	$ 1,704.4
2021										
Specialty Property & Casualty Insurance	$ 3,948.5	$ 4,057.3	$ 4.1	$ 152.5	$ 3,593.7	$ 546.7	$ 227.8	$ 219.0	$ 2,319.7	$ 1,545.9
Preferred Property & Casualty Insurance	651.7	642.0	—	68.6	537.4	103.8	102.6	49.2	433.2	331.6
Life & Health Insurance (1)	653.5	N/A	(1.3)	202.7	469.7	33.8	325.1	409.4	3,544.5	21.2
Other	—	N/A	2.0	3.5	—	—	(121.7)	—	16.2	—
Total	$ 5,253.7	N/A	$ 4.8	$ 427.3	$ 4,600.8	$ 684.3	$ 533.8	$ 677.6	$ 6,313.6	$ 1,898.7
2020										
Specialty Property & Casualty Insurance	$ 3,335.3	$ 3,435.5	$ 1.8	$ 114.1	$ 2,378.4	$ 497.5	$ 154.4			
Preferred Property & Casualty Insurance	688.2	653.0	0.1	37.7	503.1	111.2	109.9			
Life & Health Insurance (1)	648.7	N/A	0.6	198.8	442.0	33.1	301.8			
Other	—	N/A	92.1	(2.4)	0.1	—	(107.4)			
Total	$ 4,672.2	N/A	$ 94.6	$ 348.2	$ 3,323.6	$ 641.8	$ 458.7			

(1) The Company's Life & Health Insurance employee-agents also market certain property and casualty insurance products under common management. Accordingly, the Company includes the results of these property and casualty insurance products in its Life & Health Insurance segment.

See Accompanying Report of Independent Registered Public Accounting Firm.

1

KEMPER CORPORATION
REINSURANCE SCHEDULE
(Dollars in Millions)

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year Ended December 31, 2022					
Life Insurance in Force	$ 19,885.1	$ 354.8	$ 137.1	$ 19,667.4	0.7 %
Premiums:					
Life Insurance	$ 408.7	$ 3.6	$ 0.6	$ 405.7	0.1 %
Accident and Health Insurance	167.9	1.1	1.4	168.2	0.8
Property and Liability Insurance	4,706.1	38.0	24.3	4,692.4	0.5
Total Premiums	$ 5,282.7	$ 42.7	$ 26.3	$ 5,266.3	0.5 %
Year Ended December 31, 2021					
Life Insurance in Force	$ 20,287.7	$ 372.3	$ 144.5	$ 20,059.9	0.7 %
Premiums:					
Life Insurance	$ 401.9	$ 0.9	$ 0.7	$ 401.7	0.2 %
Accident and Health Insurance	185.8	0.3	4.4	189.9	2.3
Property and Liability Insurance	4,667.4	34.9	29.6	4,662.1	0.6
Total Premiums	$ 5,255.1	$ 36.1	$ 34.7	$ 5,253.7	0.7 %
Year Ended December 31, 2020					
Life Insurance in Force	$ 19,706.2	$ 387.7	$ 152.3	$ 19,470.8	0.8 %
Premiums:					
Life Insurance	$ 386.0	$ 1.1	$ 0.8	$ 385.7	0.2 %
Accident and Health Insurance	195.5	1.6	5.4	199.3	2.7
Property and Liability Insurance	4,071.1	28.5	44.6	4,087.2	1.1
Total Premiums	$ 4,652.6	$ 31.2	$ 50.8	$ 4,672.2	1.1 %

See Accompanying Report of Independent Registered Public Accounting Firm.

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Kemper Corporation Board of Directors



Joseph P. Lacher, Jr.
Chairman of the Board, President and
Chief Executive Officer
Kemper Corporation



Stuart B. Parker
Lead Director,
Kemper Corporation
Retired President and
Chief Executive Officer
USAA



Teresa A. Canida
Principal and Portfolio Manager
Cito Capital Group, LLC



George N. Cochran
Retired Chairman
Global Financial Institutions Group
Macquarie Capital



Kathleen M. Cronin
Senior Managing Director,
General Counsel and
Corporate Secretary
CME Group Inc.



Jason N. Gorevic
Chief Executive Officer
Teladoc Health, Inc.



Lacy M. Johnson
Partner
Taft Stettinius & Hollister LLP



Robert J. Joyce
Retired Chairman and
Chief Executive Officer
Westfield Group



Gerald Laderman
Executive Vice President and
Chief Financial Officer
United Airlines



Alberto J. Paracchini
President, Byline Bancorp, Inc. and
President and CEO, Byline Bank



Christopher B. Sarofim
Vice Chairman
Fayez Sarofim & Co.



Susan D. Whiting
Retired Vice Chairman
Nielsen Holdings plc
Director and Trustee

Kemper Corporation Senior Executives



Joseph P. Lacher, Jr.
President, Chief Executive
Officer and Chairman



Ismat Duckson Aziz
Executive Vice President
Chief Human Resources Officer
Chief Administrative Officer



John M. Boschelli
Executive Vice President
Chief Investment Officer



Charles T. Brooks
Executive Vice President
Operations and Systems



C. Thomas Evans, Jr.
Executive Vice President
Secretary and General Counsel



Matthew A. Hunton
Executive Vice President
President, Kemper Auto



James J. McKinney
Executive Vice President
Chief Financial Officer



Duane A. Sanders
Executive Vice President
President,
Property & Casualty Division



Tim Stonehocker
Executive Vice President
President, Kemper Life

Kemper Corporation Information

Stock Listing

Kemper Corporation is traded
on the New York Stock Exchange
under the symbol KMPR.

Common Stock Transfer Agent/Registrar

Please direct questions regarding stock registration,
change of address, change of name or transfer to:

Computershare Trust Company, N.A.
P.O. Box 505000
Louisville, KY 40233

877.282.1168 (in the United States)
computershare.com/investor

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606

2023 Annual Meeting

Wednesday, May 3, 2023
8:00 a.m. CT
200 East Randolph Street
70th Floor
Chicago, IL 60601

Investor Relations

Karen Guerra
Kemper Corporation
200 East Randolph Street
Suite 3300
Chicago, IL 60601

312.661.4930
investors@kemper.com



200 East Randolph Street, Suite 3300
Chicago, IL 60601
312-661-4600
kemper.com

KEMPER